SUPPLEMENT Dated May 1, 2009
To The Prospectus Dated May 1, 2009 For

ING MARATHON PLUS

Issued By ING Life Insurance and Annuity Company
Through Its Variable Annuity Account B

This supplement updates the prospectus for your variable annuity contract. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-531-4547.

NOTICE OF REORGANIZATIONS

Effective after the close of business <u>on or about July 17, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING JPMorgan Value Opportunities Portfolio	ING Russell^{TM} Large Cap Value Index Portfolio
ING Neuberger Berman Partners Portfolio ING Oppenheimer Main Street Portfolio®	ING Russell^{TM} Large Cap Index Portfolio
ING Opportunistic Large Cap Growth Portfolio	ING Index Plus International Equity Portfolio

Effective after the close of business <u>on or about August 7, 2009</u>, the following Disappearing Portfolios will reorganize into and become part of the following Surviving Portfolios:

Disappearing Portfolios	Surviving Portfolios
ING Growth and Income Portfolio II	ING Growth and Income Portfolio
ING Index Plus International Equity Portfolio	ING International Index Portfolio

Information Regarding Reorganizations:

These reorganizations will be administered pursuant to agreements, which either have been approved, or are subject to approval, by the boards of trustees of the Disappearing Portfolios. The reorganization agreements will also be subject to shareholder approval. If shareholder approval is obtained, each reorganization is expected to take place on or about the relevant date noted above, resulting in a shareholder of a given Disappearing Portfolio becoming a shareholder of the corresponding Surviving Portfolio. Each shareholder will thereafter hold shares of the Surviving Portfolio having equal aggregate value as shares of the Disappearing Portfolio, and the Disappearing Portfolios will no longer be available under the contract.

Unless you provide us with alternative allocation instructions, all future allocations directed to a given Disappearing Portfolio will be automatically allocated to the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Contact Center at 1-800-531-4547.

As of the relevant effective date noted above, any references in the prospectus to the Disappearing Portfolios as being available under the contract are deleted.

ING Life Insurance and Annuity Company
Variable Annuity Account B of ING Life Insurance and Annuity Company

Deferred Variable Annuity Contract

ING MARATHON PLUS

May 1, 2009

The Contracts. The contracts described in this prospectus are group or individual "Marathon Plus" deferred variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us," "our"). They are issued to you, the contract holder, as either a nonqualified deferred annuity; a qualified individual retirement annuity ("IRA") under section 408(b) of the Internal Revenue Code of 1986, as amended ("Tax Code"); a qualified Roth IRA under section 408A of the Tax Code; or as a qualified contract for use with certain employer sponsored retirement plans. Prior to May 1, 1998, the contracts were available as tax-deferred annuities as described under section 401(a) of the Tax Code. The contracts are not available as SIMPLE IRAs under Tax Code section 408(p). We do not currently offer this contract for sale to new purchasers.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contracts and their investment options that you should know before purchasing. This information will help you decide if the contracts are right for you. Please read this prospectus carefully.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in one of the mutual funds listed on this page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

The Funds. Information about the funds in which the subaccounts invest is located in Appendix III – Description of Underlying Funds and in each fund prospectus. A prospectus containing more information on each Underlying Fund may be obtained by calling our Customer Service Center at 800-531-4547. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Getting Additional Information. You may obtain free of charge the May 1, 2009, Statement of Additional Information ("SAI") about the separate account by indicating your request on your application or calling us at 1-800-366-0066. You may also obtain free of charge the most recent annual and/or quarterly report of ING USA Annuity and Life Insurance Company by calling us at 1-800-366-0066. You may also obtain an SAI for any of the funds by calling that number. The Securities and Exchange Commission ("SEC") also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC website, www.sec.gov, or at the SEC Public Reference Room in Washington, D.C. You may call 1-202-942-8090 or 1-800-SEC-0330 to get information about the operations of the Public Reference Room. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an email request to publicinfo@sec.gov or by writing to the SEC Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549-0102. The SAI table of contents is listed in this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

Fixed Interest Options.

- ILIAC Guaranteed Account (the "Guaranteed Account")
- Fixed Account

Except as specifically mentioned, this prospectus describes only the investment options offered through the separate account. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate Guaranteed Account prospectus. To obtain a copy, write to our Customer Service Center at P.O. Box 9271, Des Moines, Iowa 50306-9271 or call (800) 366-0066, or access the SEC's website (www.sec.gov).

Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state.

These contracts are not deposits with, obligations of or guaranteed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.

We pay compensation to broker/dealers whose registered representatives sell the contract. See "Other Topics – Contract Distribution," for further information about the amount of compensation we pay.

The investment portfolios are listed on the next page.

The investment portfolios available under your contract are:

ING Investors Trust
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Evergreen Omega Portfolio (Class I)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
ING JPMorgan Emerging Markets Equity Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING Van Kampen Capital Growth Portfolio (Class I)

ING Partners, Inc.
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING Pioneer High Yield Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Initial Class)
ING Thornburg Value Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)

ING Strategic Allocation Portfolios, Inc.
ING Strategic Allocation Conservative Portfolio (Class I) *
ING Strategic Allocation Growth Portfolio (Class I) *
ING Strategic Allocation Moderate Portfolio (Class I) *

ING Variable Funds
ING Growth and Income Portfolio (Class I)

ING Variable Portfolios, Inc.
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Opportunistic LargeCap Portfolio (Class I)
ING Russell^{TM} Large Cap Index Portfolio (Class I)
ING Russell^{TM} Large Cap Value Index Portfolio (Class S)
ING Small Company Portfolio (Class I)

ING Balanced Portfolio, Inc.
ING Balanced Portfolio (Class I)

ING Intermediate Bond Portfolio
ING Intermediate Bond Portfolio (Class I)

ING Money Market Portfolio
ING Money Market Portfolio (Class I)

Calvert Variable Series, Inc.
Calvert Social Balanced Portfolio

Fidelity® Variable Insurance Products
Fidelity® VIP *Contrafund*® Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Class I)
Fidelity® VIP Index 500 Portfolio (Class I)

These investment portfolios comprise the subaccounts open to new premiums and transfers. More information can be found in the appendices. Appendix III highlights each portfolio's investment objective and adviser (and any subadviser or consultant), as well as indicates recent portfolio changes. See Appendix IV for all subaccounts and valuation information.

* These investment portfolios are structured as "fund of funds." See "Investment Options – Mutual Fund (Fund) Descriptions" and "Fund Expenses" for more information about "fund of funds."

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional detail.

Questions:

Contacting the Company. To answer your questions, contact your sales representative or write or call our Customer Service Center at:

>   ING
>   P.O. Box 9271
>   Des Moines, IA 50306-9271
>   1-800-531-4547

Sending Forms and Written Requests in Good Order. If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." We can only act upon requests that are received in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

Sending Additional Purchase Payments. Use the following addresses when sending additional purchase payments.

If using the U.S. Postal Service:	*If using express mail:*
ING	ING
Attn: Customer Service Center	Attn: Customer Service Center
P.O. Box 9271	909 Locust Street
Des Moines, IA 50306-9271	Des Moines, IA 50309-2899

>   Express mail packages should not be sent to the P.O. Box address.

Contract Design:

The contract described in this prospectus is a group or individual deferred variable annuity contract. It is intended to be a retirement savings vehicle that offers a variety of investment options to help meet long-term financial goals. The term "contract" in this prospectus refers to individual contracts and to certificates issued under group contracts.

Contract Facts:

Free Look/Right to Cancel. You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right To Cancel."

Death Benefit. Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals. During the accumulation phase you may withdraw all or part of your account value. Certain fees, taxes and early withdrawal penalties may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals." Amounts withdrawn from the Guaranteed Account may be subject to a market value adjustment. See Appendix I.

Systematic Distribution Options. These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees and Expenses. Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

Taxation. You will generally not pay taxes on any earnings from the annuity contract described in this prospectus until they are withdrawn. Tax-qualified retirement arrangements (e.g., IRAs, 401(a) and 457 plans) also defer payment of taxes on earnings until they are withdrawn. If you are considering funding a tax-qualified retirement arrangement with an annuity contract, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your decision with your financial representative.

Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Use of an Annuity Contract in an IRA or other Qualified Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of an Individual Retirement Account or other qualified retirement account, an annuity contract is not necessary to obtain this favorable tax treatment. However, annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your sales representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

CONTRACT PHASES

I.   The Accumulation Phase (accumulating dollars under your contract)

STEP 1: You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment. If you elected the premium bonus option we will also credit your account with a premium bonus.

STEP 2: You direct us to invest your purchase payment and the premium bonus, if applicable, in one or more of the following investment options:

- Fixed Interest Options; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

STEP 3: Each subaccount you select purchases shares of its assigned fund.

II.   The Income Phase (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contract offers several income phase payment options (see "The Income Phase"). In general, you may:

- Receive income phase payments for a specified period of time or for life;

- Receive income phase payments monthly, quarterly, semi-annually or annually;

- Select an income phase payment option that provides for payments to your beneficiary; or

- Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options. State premium taxes may also be deducted. See "The Income Phase" for the different fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Fees:

Early Withdrawal Charge
(As a percentage of payments withdrawn.)

Contracts Issued Outside of the State of New York	
Contracts Other Than Roth IRA Contracts:	
Years from Receipt of Purchase Payment	**Early Withdrawal Charge**
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts[1]	
Completed Account Years	**Early Withdrawal Charge**
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%

[1] If the purchase payment is a rollover from another contract issued by us or one of our affiliates and the early withdrawal charge was waived, the early withdrawal charge will be based on the number of completed account years since the date of the initial payment to the former contract.

Contracts Issued in the State of New York:	
Years from Receipt of Purchase Payment	**Early Withdrawal Charge**
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 or more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%
Annual Maintenance Fee	$30.00[2]
Transfer Charge	$ 0.00[3]

[2] The annual maintenance fee will be waived if your account value is $50,000 or greater on the date this fee is due. See "Fees – Transaction Fees – Annual Maintenance Fee."

[3] During the accumulation phase we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Trust or Fund fees and expenses.

Fees Deducted from Investments in the Separate Account

Amount During the Accumulation Phase.
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

Contracts Issued Outside of the State of New York

- Other than Roth IRA Contracts Issued before May 1, 1998

Mortality and Expense Risk Charge	1.25%[4]
Administrative Expense Charge	0.15%
Total Separate Account Expenses*	1.40%

- Roth IRA Contracts and Contracts Issued on or after May 1, 1998

Mortality and Expense Risk Charge	1.10%[4]
Administrative Expense Charge	0.15%
Total Separate Account Expenses*	1.25%

Contracts Issued in New York

- All Contracts

Mortality and Expense Risk Charge	1.25%[4]
Administrative Expense Charge	0.15%
Total Separate Account Expenses*	1.40%

GET Fund Guarantee Charge*	0.50%

* For investments in the ING GET U.S. Core Portfolio subaccount, an additional 0.50% guarantee charge will be made. The GET Fund guarantee charges applies during each guarantee period to amounts invested in the GET Fund investment option only. See "Investment Options – Variable Investment Options" for additional information. Effective June 21, 2007, no new series of the GET Fund are available.

Amount During the Income Phase.
(Daily deductions, equal to the following percentages on an annual basis, from amounts invested in the subaccounts.)

- All Contracts

Mortality and Expense Risk Charge	1.25%[4]
Administrative Expense Charge	0.00% - 0.25%[5]
Total Separate Account Expenses	1.25% - 1.50%

[4] Under certain contracts the mortality and expense risk charge during the accumulation period may be reduced. See "Fees – Fees Deducted from Investments in the Separate Account - Mortality and Expense Risk Charge."
[5] We currently do not deduct an administrative expense charge during the income phase; however, we reserve the right to deduct the daily charge of not more than 0.25% per year. See "The Income Phase – Charges Deducted."

Fees Deducted by the Funds

The next item shows the minimum and maximum total operating expenses charged by a Trust or Fund that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the Trust or Fund's most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each Trust or Fund's fees and expenses is contained in the prospectus for each Trust or Fund.

Total Annual Trust or Fund Operating Expenses	Minimum	Maximum
(expenses that are deducted from Trust or Fund assets, including management fees, distribution and/or service (12b-1) fees[1], and other expenses):	0.10%	1.25%

[1] The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Expenses" for additional information.

Examples

These examples are intended to help you compare the costs of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, applicable to each type of contract, contract fees, separate account annual expenses, and Trust or Fund fees and expenses. The examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assumes the maximum fees and expenses of the contracts and of any of the Trusts or Funds without taking into account any fee waiver or expense reimbursement arrangements that may apply.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

For Contracts Other Than Roth IRA Contract Issued Outside of the State of New York

1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$958	$1,393	$1,853	$2,879
2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:*			
1 year	3 years	5 years	10 years
$258	$793	$1,353	$2,879

For Contracts Issued In the State of New York

1) If you withdraw your entire account value at the end of the applicable time period:			
1 year	3 years	5 years	10 years
$971	$1,333	$1,721	$3,011
2) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:*			
1 year	3 years	5 years	10 years
$271	$833	$1,421	$3,011

* This example does not apply during the income phase if you selected a nonlifetime income phase payment option with variable payments and take a lump-sum withdrawal after payments start. In this case the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge (refer to Example 1).

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. Fund fees are one factor that impacts the value of a fund share. Please refer to the fund prospectuses for more information and to learn more about additional factors.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. Please see "Fees – Fund Expenses" for more information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix IV of this prospectus, we provide condensed financial information about the Variable Annuity Account B (the separate account) subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contract.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B (the "separate account"), a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

- **Mutual Fund (Fund) Descriptions:** We provide brief descriptions of the funds in Appendix III. Investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Unless otherwise noted, all funds are diversified as defined under the Investment Company Act of 1940. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our Customer Service Center at the address and phone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Room.

  Certain funds offered in a "fund of funds" structure and may have higher fees and expenses than a fund that invests directly in debt and equity securities.

- **ING GET U.S. Core Portfolio (formerly known as, and referred to herein as, "GET Fund").** A GET Fund series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into a GET Fund series. Each GET Fund series has an offering period of six months which precedes the guarantee period. The GET Fund investment option may not be available under your contract or in your state. Effective June 21, 2007, no new series of the GET Fund are available.

Various series of the GET Fund may be offered from time to time, and additional charges will apply if you elect to invest in one of these series. The Company makes a guarantee when you direct money into a GET Fund series. We guarantee that the value of an accumulation unit of the GET Fund subaccount for that series under the contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the GET Fund series as of the last day of the offering period, less any maintenance fees or any amounts you transfer or withdraw from the GET Fund subaccount for that series. The value of dividends and distributions made by the GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. The guarantee does not promise that you will earn the fund's minimum targeted return referred to in the investment objective.

If you withdraw or transfer funds from a GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The guarantee will not apply to these amounts or to amounts deducted as a maintenance fee, if applicable. The GET Fund subaccount is not available for the dollar cost averaging program or the account rebalancing program.

Before the maturity date, we will send a notice to each contract owner who has allocated amounts to the GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your GET Fund series amounts to another available series of the GET Fund that is then accepting deposits. If no GET Fund series is then available, we will transfer your GET Fund series amounts to the fund or funds that we designate.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the GET Fund investment option, including charges and expenses.

Fixed Interest Options. If available in your state, the ILIAC Guaranteed Account (the "Guaranteed Account") or the Fixed Account. The Guaranteed Account offers certain guaranteed minimum interest rates for a stated period of time. Amounts must remain in the Guaranteed Account for specific periods to receive the quoted interest rates, or a market value adjustment will be applied. The market value adjustment may be positive or negative. The Fixed Account guarantees payment of the minimum interest rate specified in the contract. The Fixed Account is only available in certain states. For a description of these options, see Appendices I and II and the Guaranteed Account prospectus.

Selecting Investment Options

- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals, investment time horizon and risk tolerance. You should periodically review these factors to determine if you need to change your investment strategy.

- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.

- **Be informed.** Read this prospectus, the fund prospectuses, the Guaranteed Account and Fixed Account appendices and the Guaranteed Account prospectus.

Limits on Availability of Options. Some funds or fixed interest options may be unavailable through your contract or in your state. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced.

Limits on How Many Investment Options You May Select. Although there is currently no limit, we reserve the right to limit the number of investment options you may select at any one time or during the life of the contract. For purposes of determining any limit, each subaccount and each guaranteed term of the Guaranteed Account, or an investment in the Fixed Account in certain contracts where the Guaranteed Account is not available, will be considered an option.

Additional Risks of Investing in the Funds (Mixed and Shared Funding). "Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

- Shared – bought by more than one company
- Mixed – bought for annuities and life insurance

It is possible that a conflict of interest may arise due to mixed and/or shared funding, which could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's Board of Directors or Trustees will monitor events to identify any conflicts which may arise and to determine what action, if any, should be taken to address such conflicts.

TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)

You may transfer amounts among the available subaccounts. During the accumulation phase we allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge. During the income phase, if approved in your state, transfers are limited to four per year and allowed only if you select variable payments.

Transfers from the Guaranteed Account are subject to certain restrictions and may be subject to a market value adjustment. Transfers from the Fixed Account are subject to certain restrictions, and transfers into the Fixed Account from any of the other investment options are not allowed. Transfers must be made in accordance with the terms of your contract.

Transfer Requests. Requests may be made in writing, by telephone or, where applicable, electronically.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products, have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of insurance companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip in the prior twelve month period will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of the warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those which involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and

reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

We do not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners or, as applicable, to all contract owners investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of insurance companies, either by prospectus or stated contract, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the company is required to share information regarding contract owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner transactions, this information may include personal contract owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's transactions if the fund determines that the contract owner has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of premium or contract value to the fund or all funds within the fund family.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Customer

Service Center or, if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone and electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. Please be advised that the risk of a fraudulent transaction is increased with telephone or electronic transactions (for example, a facsimile withdrawal request form), even if appropriate identifying information is provided. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when rely on such instructions, you will bear the loss.

The Dollar Cost Averaging Program. Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Under this program a fixed dollar amount is automatically transferred from certain subaccounts, the Guaranteed Account or Fixed Account to any of the other subaccounts. A market value adjustment will not be applied to dollar cost averaging transfers from a guaranteed term of the Guaranteed Account during participation in the dollar cost averaging program. If such participation is discontinued, we will automatically transfer the remaining balance in that guaranteed term to another guaranteed term of the same duration, unless you initiate a transfer into another investment option. In either case a market value adjustment will apply. See Appendix III for more information about dollar cost averaging from the Guaranteed Account. If dollar cost averaging is stopped with respect to amounts invested in the Fixed Account, the remaining balance will be transferred to the money market subaccount.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each calendar year. For additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

In certain states purchase payments allocated to the Fixed Account may require participation in the dollar cost averaging program.

The Account Rebalancing Program. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You may participate in this program by completing the account rebalancing section of your application or by contacting us at the address and/or number listed in "Contract Overview—Questions: Contacting the Company."

PURCHASE AND RIGHTS

How to Purchase: Please note that this contract is no longer available for purchase, although you may continue to make purchase payments under existing contracts. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

- Individual Contracts. In some states, where group contracts are not available, you may purchase the contract directly from us by completing an application and delivering it and your initial purchase payment to us. Upon our approval we will issue you a contract and set up an account for you under the contract.

- Group Contracts. In most states we have distributors, usually broker-dealers or banks, who hold the contract as a group contract (see "Other Topics – Contract Distribution"). You may purchase an interest (or, in other words, participate) in the group contract by contacting a distributor and completing an application and delivering it with your initial purchase payment to that distributor. Upon our approval, we will set up an account for you under the group contract and issue you a certificate showing your rights under the contract.

- Joint Contracts (generally spouses). For a nonqualified contract, you may participate in a group contract as a joint contract holder. References to "contract holder" in this prospectus mean both contract holders under joint contracts. Tax law prohibits the purchase of qualified contracts by joint contract holders.

Factors to Consider in the Purchase Decision. You should discuss you decision to purchase a contract with your sales representative. You should understand the investment options it provides, its other features, the risks and potential benefits it includes, and the fees and expenses you will incur. You should take note of the following issues, among others:

1. Long-Term Investment – This contract is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes. Early withdrawals may cause you to incur surrender charges and/or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not buy this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.

2. Investment Risk – The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not buy this contract in order to invest in these options if you cannot risk getting back less money than you put in.

3. Features and Fees – The fees for this contract reflect costs associated with the features and benefits it provides. In some cases, you have the option to elect certain benefits that carry additional charges. As you consider this contract, you should determine the value that these various benefits and features have for you, taking into account the charges for those features.

4. Exchanges – If this contract will be a replacement for another annuity contract, you should compare the two contracts carefully. You should consider whether any additional benefits under this contract justify any increased charges that might apply. Also, be sure to talk to your sales representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Maximum Issue Age. The maximum issue age for you and the annuitant (if you are not the annuitant) on the date we establish your account is 90 (age 85 for those contracts issued in New York and Pennsylvania).

Your Rights Under the Contract

- Individual Contracts. You have all contract rights.

- Group Contracts. The holder of the group contract has title to the contract and, generally, only the right to accept or reject any modifications to the contract. You have all other rights to your account under the contract.

- Joint Contracts. Joint contract holders have equal rights under the contract with respect to their account. All rights under the contract must be exercised by both joint contract holders with the exception of transfers among investment options. See the "Death Benefit" section for the rights of the surviving joint contract holder upon the death of a joint contract holder prior to the income phase start date.

Purchase Payment Methods. The following purchase payment methods are allowed:

- One lump sump;
- Periodic payments; or
- Transfer or rollover from a pre-existing retirement plan or account.*

We reserve the right to reject any payments to a prospective or existing account without advance notice.

* In some states an IRA contract can only accept a lump-sum, rollover payment.

Purchase Payment Amounts.
The minimum initial purchase payment amounts are as follows:

	Nonqualified	Qualified
Minimum Initial Purchase Payment	$5,000	$1,500

Additional purchase payments must be at least $50 (we may change this amount from time to time). A purchase payment of more than $1,500,000 will be allowed only with our consent.

Acceptance or Rejection of Your Application. We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days. We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, the application and any purchase payments will be returned to you.

We may also refuse to accept certain forms of premium payments or loan repayments, if applicable, (traveler's checks, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning your premium payment and not issuing the contract.

Allocating Purchase Payments to the Investment Options. We will allocate your purchase payments among the investment options you select. Allocations must be in whole percentages and there may be limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

RIGHT TO CANCEL

When and How to Cancel. You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Customer Service Center along with a written notice of cancellation.

Refunds. We will issue you a refund within seven days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise or unless you purchased an IRA, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires or if you purchased an IRA, we will refund all purchase payments made.

If the purchase payments for your canceled contract came from a rollover from another contract issued by us or one of our affiliates where an early withdrawal charge was reduced or eliminated, the purchase payments will be restored to your prior contract.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

TRANSACTION FEES

Early Withdrawal Charge
Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Amount. A percentage of the purchase payments that you withdraw. The percentage will be determined by the early withdrawal charge schedule that applies to your account.

Early Withdrawal Charge Schedules

CONTRACTS ISSUED OUTSIDE OF THE STATE OF NEW YORK	
Contracts Other Than Roth IRA Contracts	
Years from Receipt of Purchase Payment	**Early Withdrawal Charge**
Less than 2	7%
2 or more but less than 4	6%
4 or more but less than 5	5%
5 or more but less than 6	4%
6 or more but less than 7	3%
7 or more	0%
Roth IRA Contracts[1]	
Completed Account Years	**Early Withdrawal Charge**
Less than 1	5%
1 or more but less than 2	4%
2 or more but less than 3	3%
3 or more but less than 4	2%
4 or more but less than 5	1%
5 or more	0%
CONTRACTS ISSUED IN THE STATE OF NEW YORK	
Years from Receipt of Purchase Payment	**Early Withdrawal Charge**
Less than 1	7%
1 or more but less than 2	6%
2 or more but less than 3	5%
3 or more but less than 4	4%
4 or more but less than 5	3%
5 of more but less than 6	2%
6 or more but less than 7	1%
7 or more	0%

[1] If the purchase payment is a rollover from another contract issued by us or one of our affiliates and the early withdrawal charge has been waived, the early withdrawal charge will be based on the number of completed account years since the date of the initial purchase payment to the former contract.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

First In, First Out. The early withdrawal charge is calculated separately for each purchase payment withdrawn. For purposes of calculating your early withdrawal charge, we consider that your first purchase payment to the account (first in) is the first you withdraw (first out).

For example: For contracts other than Roth IRAs issued outside of New York, we calculate the early withdrawal charge based on the number of years since the purchase payment was received. If your initial purchase payment was made three years ago, we will deduct an early withdrawal charge equal to 6% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

For Roth IRAs, we calculate the early withdrawal charge based on the number of completed account years. If three years have elapsed since your initial purchase payment was made, we will deduct an early withdrawal charge equal to 2% of the portion of that purchase payment withdrawn. The next time you make a withdrawal we will assess the charge against the portion of the first purchase payment that you did not withdraw and/or your subsequent purchase payments to your account in the order they were received.

Earnings may be withdrawn after all purchase payments have been withdrawn. There is no early withdrawal charge for withdrawal of earnings.

Free Withdrawals. There is no early withdrawal charge if, during each calendar year, the amount withdrawn is 10% or less (for contracts issued in New York, 15% or less on the first withdrawal each calendar year after the first account year) than:

- Your account value as of the last valuation day of the preceding calendar year or the date of your first purchase payment, whichever is later (if approved in your state); or

- Your account value on the next valuation day after we receive your withdrawal request.

The free withdrawal amount will be adjusted for amounts withdrawn under a systematic distribution option or taken as a required minimum distribution during the calendar year.

Waiver. The early withdrawal charge is waived for purchase payments withdrawn if the withdrawal is:

- Used to provide income phase payments to you;

- Paid due to the annuitant's death during the accumulation phase in an amount up to the sum of purchase payments made, minus the total of all partial withdrawals, amounts applied to an income phase payment option and deductions made prior to the annuitant's death;

- Paid upon a full withdrawal where your account value is $2,500 or less and no part of the account has been withdrawn during the prior 12 months;

- Taken because of the election of a systematic distribution option but, with respect to the Systematic Withdrawal Option (SWO) and the Life Expectancy Option (LEO), only to the extent that the amount taken is 10% or less (15% or less for contracts issued in the State of New York) of your account value on the later of the date we established your account or the most recent anniversary of that date (see "Systematic Distribution Options");

- Applied as a rollover to certain Roth IRAs issued by us or an affiliate;

- If approved in your state, taken under a qualified contract, when the amount withdrawn is equal to the minimum distribution required by the Tax Code for your account calculated using a method permitted under the Tax Code and agreed to by us (including required minimum distributions using the Estate Conservation Option (ECO) systematic distribution option); or

- Paid upon termination of your account by us (see "Other Topics – Involuntary Terminations").

Nursing Home Waiver. You may withdraw all or a portion of your account value without an early withdrawal charge if:

- More than one year has elapsed since the account effective date;

- The withdrawal is requested within three years of the annuitant's admission to a licensed nursing care facility (in New Hampshire non-licensed facilities are included); and

- The annuitant has spent at least 45 consecutive days in such nursing care facility.

We will not waive the early withdrawal charge if the annuitant was in a nursing care facility on the date we established your account. It will also not apply if otherwise prohibited by state law.

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal. It is deducted proportionally from each investment option.

Purpose. This fee reimburses us for our administrative expenses related to the establishment and maintenance of your account.

Elimination. We will not deduct the annual maintenance fee if your account value is $50,000 or more on the date this fee is to be deducted.

Transfer Charge

Amount. During the accumulation phase we currently allow you 12 free transfers each calendar year. We reserve the right to charge $10 for each additional transfer. We currently do not impose this charge.

Purpose. This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying portfolios as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your contract value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT

Mortality and Expense Risk Charge

Maximum Amount. During the accumulation phase the amount of this charge depends upon which contract you purchase. The amount of this charge, on an annual basis, is equal to the following percentages of your account value invested in the subaccounts:

Contracts Issued Outside of the State of New York

- Contracts other than Roth IRAs Issued before May 1, 1998   1.25%
- Contracts Issued on or after May 1, 1998, and all Roth IRA Contracts   1.10%

Contracts Issued in the State of New York

- All Contracts   1.25%

During the income phase this charge, on an annual basis, is equal to 1.25% of amounts held in the subaccounts. See "The Income Phase – Charges Deducted."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from any fixed interest option.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract.

- The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.

- The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this charge is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this charge.

Administrative Expense Charge

Maximum Amount. During the accumulation phase the amount of this charge, on an annual basis, is equal to 0.15% of your account value invested in the subaccounts. There is currently no administrative expense charge during the income phase. We reserve the right, however, to charge an administrative expense charge of up to 0.25% during the income phase.

When/How. If imposed, we deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options. This charge may be assessed during the accumulation phase or the income phase. If we are currently imposing this charge when you enter the income phase, the charge will apply to you during the entire income phase.

Purpose. This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charge described above. This charge is not intended to exceed the average expected cost of administering the contract. We do not expect to make a profit from this charge.

ING GET U.S. Core Portfolio Guarantee Charge.

Maximum Amount. 0.50%, but only if you elect to invest in the GET Fund investment option.

When/How. We deduct this charge daily during the guarantee period from amounts allocated to the GET Fund investment option.

Purpose. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the GET Fund subaccount. See "Investment Options-Variable Investment Options."

REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the early withdrawal charge, annual maintenance fee, mortality and expense risk charge or administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

- The size and type of group to whom the contract is offered;

- The amount of expected purchase payments;

- A prior or existing relationship with the Company, such as being an employee or former employee of the Company or one of our affiliates, receiving distributions or making transfers from other contracts issued by

us or one of our affiliates or transferring amounts held under qualified retirement plans sponsored by us or one of our affiliates;

- The type and frequency of administrative and sales services provided; or

- The level of annual maintenance fees and early withdrawal charges.

In the case of an exchange of another contract issued by us or one of our affiliates where the early withdrawal charge has been waived, the early withdrawal charge for certain contracts offered by this prospectus may be determined based on the dates purchase payments were received in the prior contract.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

FUND EXPENSES

As shown in the fund prospectuses, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining the contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

Types of Revenue Received from Affiliated Funds. Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:

- A share of the management fee deducted from fund assets;

- Service fees that are deducted from fund assets;

- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and

- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated

subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and

- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the company or its affiliates in 2008, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios
- Calvert Variable Series, Inc.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. For more information, please see "Other Topics – Contract Distribution."

PREMIUM AND OTHER TAXES

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may

deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

YOUR ACCOUNT VALUE

During the accumulation phase your account value at any given time equals:

- The current dollar value of amounts invested in the subaccounts; plus
- The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

Subaccount Accumulation Units. When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative expense charge (if any) and, for amounts allocated to the ING GET U.S. Core Portfolio subaccount only, the GET Fund guarantee charge. We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus

- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus

- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by

- The total value of the subaccount's units at the preceding valuation; minus

- A daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted from investments in the separate account, such as guarantee charges for the ING GET U.S. Core Portfolio. See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time) are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 300 accumulation units of Subaccount A and 100 accumulation units of Subaccount B.

Step 1:   You make an initial purchase payment of $5000.

Step 2:

    A. You direct us to invest $3,000 in Fund A. The purchase payment purchases 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

    B. You direct us to invest $2,000 in Fund B. The purchase payment purchases 100 accumulation units of Subaccount B ($2,000 divided by the current $20 AUV).

Step 3:   The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

WITHDRAWALS

You may withdraw all or a portion of your account value at any time during the accumulation phase (for contracts issued in New York, partial withdrawals are not available in the first account year unless they are taken under a systematic distribution option).

Steps for Making a Withdrawal

- Select the withdrawal amount.

    (1) Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge and annual maintenance fee.

    (2) Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Account. See Appendices I and II and the Guaranteed Account prospectus for more information about withdrawals from the Guaranteed Account and the Fixed Account.

- Select investment options. If you do not specify this, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.

- Properly complete a disbursement form and deliver it to our Customer Service Center.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation after we receive a request for withdrawal in good order at our Customer Service Center.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order.

Reinstating a Full Withdrawal. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of your withdrawal. We must receive any reinstated amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinstatement election received more than 30 days after the withdrawal and accept proceeds reinstated more than 60 days after the withdrawal. We will credit your account for the amount reinstated based on the subaccount values next computed following our receipt of your request and the amount to be reinstated. We will credit the amount reinstated proportionally for annual maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any annual maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET U.S. Core Portfolio and then elect to reinstate them, we will reallocate your GET amounts among other investment options in which you invested on a pro-rata basis. Previously, we would have reinstated them in an ING GET U.S. Core Portfolio series that was then accepting deposits. However, since June 21, 2007, no new series of the GET Fund are available. The reinstatement privilege may be used only once. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Account (see Appendix I and the Guaranteed Account prospectus). We will not credit your account for market value adjustments that we deducted at the time of your withdrawal or refund any taxes that were withheld. Seek competent advice regarding the tax consequences associated with reinstatement.

SYSTEMATIC DISTRIBUTION OPTIONS

Systematic distribution options may be exercised at any time during the accumulation phase. The following systematic distribution options may be available:

- SWO − Systematic Withdrawal Option. SWO is a series of automatic partial withdrawals from your account based on a payment method you select. Consider this option if you would like a periodic income while retaining investment flexibility for amounts accumulated in the account.

- ECO − Estate Conservation Option. ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is not available under nonqualified contracts. An early withdrawal charge will not be deducted from and a market value adjustment will not be applied to any part of your account value paid under an ECO.

- LEO – Life Expectancy Option. LEO provides for annual payments for a number of years equal to your life expectancy or the life expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distribution penalty under Tax Code section 72. See "Taxation."

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your sales representative or by calling us at the number listed in "Contract Overview—Questions: Contacting the Company."

Systematic Distribution Option Availability. Withdrawals under a systematic distribution option are limited to your free withdrawal amount. See "Fees – Early Withdrawal Charge – Free Withdrawals." If allowed by applicable law, we may discontinue the availability of one or more of the systematic distribution options for new elections at any time and/or to change the terms of future elections.

Eligibility for a Systematic Distribution Option. To determine if you meet the age and account value criteria and to assess terms and conditions that may apply, contact your sales representative or the Company at the number listed in "Contract Overview—Questions: Contacting the Company."

Terminating a Systematic Distribution Option. You may revoke a systematic distribution option at any time by submitting a written request to our Customer Service Center. ECO, once revoked, may not, unless allowed under the Tax Code, be elected again.

Charges and Taxation. When you elect a systematic distribution option your account value remains in the accumulation phase and subject to the charges and deductions described in the "Fees" and "Fee Table" sections. Taking a withdrawal under a systematic distribution option, or later revoking the option, may have tax consequences. If you are concerned about tax implications, consult a qualified tax adviser before electing an option.

DEATH BENEFIT

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand:

Account Year/Account Anniversary: A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

Annuitant(s): The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

Claim Date: The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our Customer Service Center. Please contact our Customer Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

Contract Holder (You/Your): The contract holder of an individually owned contract or the certificate holder of a group contract. The contract holder and annuitant may be the same person.

Market Value Adjustment: An adjustment that may be made to amounts withdrawn from the Guaranteed Account. The adjustment may be positive or negative.

During the Accumulation Phase

When is a Death Benefit Payable? During the accumulation phase a death benefit is payable when the contract holder or the annuitant dies. If there are joint contract holders, the death benefit is payable when either one dies.

Who Receives Death Benefit Proceeds? If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries. However, if you are a joint contract holder and you die, the beneficiary will automatically be the surviving joint contract holder. In this circumstance any other beneficiary you have named will be treated as the primary or contingent beneficiary, as originally named, of the surviving joint contract holder. The surviving joint contract holder may change that beneficiary designation. If you die and no beneficiary exists, the death benefit will be paid in a lump sum to your estate.

Designating Your Beneficiary. You may designate a beneficiary on your application or by contacting your sales representative or us as indicated in "Contract Overview – Questions: Contacting the Company."

Death Benefit Amount

Minimum Guaranteed Death Benefit. If approved in your state, upon the death of the annuitant the death benefit will be the greater of:

   (1)   The account value on the claim date; or

   (2)   The minimum guaranteed death benefit as of the date of death, adjusted for purchase payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since the date the minimum guaranteed death benefit was determined.

Determining the Minimum Guaranteed Death Benefit. On the day we establish your account, the minimum guaranteed death benefit equals the amount of your initial purchase payment. Thereafter, the minimum guaranteed death benefit is determined once a year on the account anniversary (until the account anniversary immediately before the annuitant's 85th birthday) and equals the greater of:

   (1)   The minimum guaranteed death benefit as last determined, adjusted for any purchase payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since the date the minimum guaranteed death benefit was determined; or

   (2)   Your account value on that account anniversary.

After the annuitant's 85th birthday, the minimum guaranteed death benefit equals the minimum guaranteed death benefit on the account anniversary immediately before the annuitant's 85th birthday, adjusted for payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since that account anniversary.

Death Benefit Greater than the Account Value. If the alternative death benefit is greater than the account value as of the date of death, the amount by which the death benefit exceeds the account value will be deposited and allocated to the money market subaccount available under the contract, thereby increasing the account value available to the beneficiary to an amount equal to the death benefit.

Prior to the election of a death benefit payment by the beneficiary, the account value will remain in the account and continue to be affected by the investment performance of the investment option(s) selected. The beneficiary has the right to allocate or transfer any amount to any available investment option (subject to a market value adjustment, as applicable). The amount paid to the beneficiary will equal the adjusted account value on the day the payment is processed. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options.

Death Benefit Amounts in Certain Cases

If the Contract Holder is not the Annuitant. Under nonqualified contracts only, the alternative death benefit described above will not apply if the contract holder who is not the annuitant dies. Rather, the death benefit proceeds will be equal to the account value on the date the request for payment is received, plus or minus any market value adjustment. An early withdrawal charge may apply to any full or partial payment of this death benefit.

If the spousal beneficiary continues the account at the death of the contract holder who was not the annuitant, the annuitant will not change and the alternative death benefit described above will not apply on the death of the spousal beneficiary. Rather, the death benefit proceeds will equal the account value on the date the request for payment is received, plus or minus any market value adjustment, and minus any early withdrawal charge, if approved in your state. If your state has not approved deduction of an early withdrawal charge in this situation, then an early withdrawal charge will apply only to payments made since the death of the original contract holder/annuitant.

If the Spousal Beneficiary Continues the Account. If the spousal beneficiary continues the account at the death of the contract holder who was also the annuitant, the spousal beneficiary will become the annuitant. In this circumstance the death benefit payable at the death of a spousal beneficiary shall equal the account value on the date the request for payment is received, plus or minus any market value adjustment and minus any applicable early withdrawal charge applicable to payments made since the death of the original contract holder/annuitant.

Alternative Death Benefit. If the minimum guaranteed death benefit is not approved in your state, the following death benefit will apply:

Upon the death of the annuitant, the death benefit will be the greatest of:

(1) The total payments made to your account, adjusted for any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses);

(2) The highest account value on any account anniversary until the account anniversary immediately before the annuitant's 75th birthday or date of death, whichever is earlier, adjusted for payments made and any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan and fees and expenses) since that account anniversary; or

(3) The account value as of the date of death.

Guaranteed Account. For amounts held in the Guaranteed Account, see Appendix I for a discussion of the calculation of the death benefit.

Death Benefit - Methods of Payment

For Qualified Contracts. Under a qualified contract if the annuitant dies the beneficiary may choose one of the following three methods of payment:

- Apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options (subject to the Tax Code distribution rules). See "Taxation;"

- Receive, at any time, a lump-sum payment equal to all or a portion of the account value, plus or minus any market value adjustment; or

- Elect SWO or ECO or LEO (described in "Systematic Distribution Options"), provided the election would satisfy the Tax Code minimum distribution rules.

Payments from a Systematic Distribution Option. If the annuitant was receiving payments under a systematic distribution option and died before the Tax Code's required beginning date for minimum distributions, payments under the systematic distribution option will stop. The beneficiary, or contract holder on behalf of the beneficiary, may elect a systematic distribution option provided the election is permitted under the Tax Code minimum distribution rules. If the annuitant dies after the required beginning date for minimum distributions, payments will continue as permitted under the Tax Code minimum distribution rules, unless the option is revoked.

Distribution Requirements. Subject to Tax Code limitations, a beneficiary may be able to defer distribution of the death benefit. Death benefit payments must satisfy the distribution rules in Tax Code Section 401(a)(9). See "Taxation."

For Nonqualified Contracts.

(1) If you die and the beneficiary is your surviving spouse, or if you are a non-natural person and the annuitant dies and the beneficiary is the annuitant's surviving spouse, then the beneficiary becomes the successor contract holder. In this circumstance the Tax Code does not require distributions under the contract until the successor contract holder's death.

As the successor contract holder, the beneficiary may exercise all rights under the account and has the following options:

(a) Continue the contract in the accumulation phase;

(b) Elect to apply some or all of the account value, plus or minus any market value adjustment, to any of the income phase payment options; or

(c) Receive at any time a lump-sum payment equal to all or a portion of the account value, plus or any market value adjustment.

If you die and are not the annuitant, an early withdrawal charge will apply if a lump sum is elected.

(2) If you die and the beneficiary is not your surviving spouse, he or she may elect option 1(b) or option 1(c) above (subject to the Tax Code distribution rules).

In this circumstance the Tax Code requires any portion of the account value, plus or minus any market value adjustment, not distributed in installments over the beneficiary's life or life expectancy, beginning within one year of your death, must be paid within five years of your death. See "Taxation."

(3) If you are a natural person but not the annuitant and the annuitant dies, the beneficiary may elect option 1(b) or 1(c) above. If the beneficiary does not elect option 1(b) within 60 days from the date of death, the gain, if any, will be included in the beneficiary's income in the year the annuitant dies.

Payments from a Systematic Distribution Option. If the contract holder or annuitant dies and payments were made under SWO, payments will stop. A beneficiary, however, may elect to continue SWO.

Taxation. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the time-frame required by the Tax Code. See "Taxation."

THE INCOME PHASE

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

Initiating Payments. At least 30 days prior to the date you want to start receiving payments you must notify us in writing of all of the following:

- Payment start date;

- Income phase payment option (see the income phase payment options table in this section);

- Payment frequency (i.e., monthly, quarterly, semi-annually or annually);

- Choice of fixed, variable or a combination of both fixed and variable payments; and

- Selection of an assumed net investment rate (only if variable payments are elected).

Your account will continue in the accumulation phase until you properly initiate income phase payments. Once an income phase payment option is selected it may not be changed.

What Affects Payment Amounts. Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected, the number of guaranteed payments (if any) selected and whether you select fixed, variable or a combination of both fixed and variable payments and, for variable payments, the assumed net investment rate selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Not all subaccounts available during the accumulation phase may be available during the income phase. Payment amounts will vary depending upon the performance of the subaccounts you select. For variable income phase payments, you must select an assumed net investment rate.

Assumed Net Investment Rate. If you select variable income phase payments, you must also select an assumed net investment rate of either 5% or 3½%. If you select a 5% rate, your first income phase payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3½% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon changes to the net investment rate of the subaccounts you selected. For more information about selecting an assumed net investment rate, call us for a copy of the SAI. See "Contract Overview - Questions: Contacting the Company."

Minimum Payment Amounts. The income phase payment option you select must result in:

- A first income phase payment of at least $50; and

- Total yearly income phase payments of at least $250.

If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment. Unless prohibited by law, we reserve the right to increase the minimum payment amount based on increases reflected in the Consumer Price Index-Urban (CPI-U) since July 1, 1993.

Restrictions on Start Dates and the Duration of Payments. Income phase payments may not begin during the first account year, or, unless we consent, later than the later of:

(a) The first day of the month following the annuitant's 85th birthday; or

(b) The tenth anniversary of the last purchase payment made to your account (fifth anniversary for contracts issued in Pennsylvania).

Income phase payments will not begin until you have selected an income phase payment option. Failure to select an income phase payment option by the later of the annuitant's 85th birthday or the tenth anniversary of your last purchase payment (the fifth anniversary for contracts issued in Pennsylvania) may have adverse tax consequences. You should consult with a qualified tax adviser if you are considering either of these courses of action.

For qualified contracts only, income phase payments may not extend beyond:

(a) The life of the annuitant;

(b) The joint lives of the annuitant and beneficiary;

(c) A guaranteed period greater than the annuitant's life expectancy; or

(d) A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

When income phase payments start the age of the annuitant plus the number of years for which payments are guaranteed may not exceed 95. For contracts issued in New York, income phase payments may not begin later than the first day of the month following the annuitant's 90th birthday.

If income phase payments start when the annuitant is at an advanced age, such as over 85, it is possible that the contract will not be considered an annuity for federal tax purposes.

See "Taxation" for further discussion of rules relating to income phase payments.

Charges Deducted. We make a daily deduction for mortality and expense risks from amounts held in the subaccounts. Therefore, if you choose variable income phase payments and a nonlifetime income phase payment option, we still make this deduction from the subaccounts you select, even though we no longer assume any mortality risks. We may also deduct a daily administrative charge from amounts held in the subaccounts. See "Fees."

Death Benefit during the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the request for the payment in good order at our Customer Service Center. Unless your beneficiary elects otherwise, the distribution will be made into an interest bearing account, backed by our general account, that is accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid on other settlement options. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Beneficiary Rights. A beneficiary's right to elect an income phase payment option or receive a lump-sum payment may have been restricted by the contract holder. If so, such rights or options will not be available to the beneficiary.

Partial Entry into the Income Phase. You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or different income phase payment option may be selected for the portion left invested in the accumulation phase.

Taxation. To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See "Taxation" for additional information.

Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer additional income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

Terms to understand:
Annuitant(s): The person(s) on whose life expectancy(ies) the income phase payments are based.

Beneficiary(ies): The person(s) or entity(ies) entitled to receive a death benefit under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made if the annuitant dies prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made if both annuitants die before the second payment's due date. **Continuing Payments:** When you select this option you choose for: (a) 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or (b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end upon the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed from 5 to 30 years or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of income payments paid.
Life Income – Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payments:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of income payments paid.
Nonlifetime Income Phase Payment Option	
Nonlifetime – Guaranteed Payments	**Length of Payments:** You may select payments for 5 to 30 years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments, unless the beneficiary elects to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

Lump-Sum Payment: If the "Nonlifetime – Guaranteed Payments" option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Any such lump-sum payment will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. See "Fees – Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Customer Service Center.

Calculation of Lump-Sum Payments: If a lump-sum payment is available under the income phase payment options above, the rate used to calculate the present value of the remaining guaranteed payments is the same rate we used to calculate the income phase payments (i.e., the actual fixed rate used for fixed payments or the 3½% or 5% assumed net investment rate used for variable payments).

TAXATION

Introduction
This section discusses our understanding of current federal income tax laws affecting the contract. Federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses some but not all applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes, or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. For more comprehensive information, contact the Internal Revenue Service (IRS).

Types of Contracts: Non-Qualified or Qualified
The contract may be purchased on a non-tax-qualified basis (non-qualified contracts) or purchased on a tax-qualified basis (qualified contracts).

Non-qualified contracts are purchased with after tax contributions and are not related to retirement plans that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans that are intended to qualify for special income tax treatment under Sections 401, 408 or 408A, and some provisions of 403 and 457 of the Tax Code.

Effective January 1, 2009, except in the case of a rollover contribution as permitted under the Tax Code or as a result of an intra-plan exchange or plan-to-plan transfer described under the Final Regulations, contributions to a section 403(b) tax sheltered annuity contract may only be made by the Employer sponsoring the Plan under which the assets in your contract are covered subject to the applicable Treasury Regulations and only if the Company, in its sole discretion, agrees to be an approved provider.

Taxation of Non-Qualified Contracts

Contributions
You may not deduct the amount of your contributions to a non-qualified contract.

Taxation of Gains Prior to Distribution
Tax Code Section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a non-qualified contract until a distribution occurs or until annuity payments begin. This assumes that the contract will qualify as an annuity contract for federal income tax purposes. For these purposes, the agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. In order to be eligible to receive deferral of taxation, the following requirements must be satisfied:

Diversification. Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds be "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code Section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined, however, that your contract does not satisfy the applicable diversification requirements and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate steps to bring your contract into compliance

with such regulations and rulings, and we reserve the right to modify your contract as necessary to do so.

Investor Control. Although earnings under non-qualified contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income. Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the contract holder from being considered the federal tax owner of a pro rata share of the assets of the separate account.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The non-qualified contracts contain provisions that are intended to comply with these Tax Code requirements, although no regulations interpreting these requirements have yet been issued. When such requirements are clarified by regulation or otherwise, we intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements.

Non-Natural Holders of a Non-Qualified Contract. If you are not a natural person, a non-qualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase in the contract value over the "investment in the contract" (generally, the premiums or other consideration you paid for the contract less any nontaxable withdrawals) during the taxable year. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. When the contract owner is not a natural person, a change in the annuitant is treated as the death of the contract owner.

Delayed Annuity Starting Date. If the contract's annuity starting date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g., after age 85), it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

Taxation of Distributions

General. When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any surrender charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's investment in the contract (cost basis).

10% Penalty Tax. A distribution from a non-qualified contract may be subject to a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

- Made on or after the taxpayer reaches age 59½;
- Made on or after the death of a contract owner (the annuitant if the contract owner is a non-natural person);
- Attributable to the taxpayer's becoming disabled as defined in the Tax Code;
- Made as part of a series of substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
- The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

Tax-Free Exchanges. Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making Section 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, then any distributions other than annuity payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract;" and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. Pursuant to IRS guidance, receipt of withdrawals, surrenders or annuity payments (annuitizations) from either the original contract or the new contract during the 12 month period following the partial exchange may retroactively negate the partial exchange. If the partial exchange is retroactively negated, the partial surrender of the original contract will be treated as a withdrawal, taxable as ordinary income to the extent of gain in the original contract and, if the partial exchange occurred prior to you reaching age 59½, may be subject to an additional 10% tax penalty. A taxable event may be avoided if requirements identified as a qualifying event are satisfied. We are not responsible for the manner in which any other insurance company, for tax reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange or subsequent distribution within 12 months with your tax advisor prior to proceeding with the transaction.

Taxation of Annuity Payments. Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent annuity payment is subject to tax as ordinary income.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as annuity payments. Please consult your tax adviser before electing a partial annuitization.

Death Benefits. Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payment option, they are taxed in the same way as annuity payments. Special rules may apply to amounts distributed after a Beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

- After you begin receiving annuity payments under the contract; or
- Before you begin receiving such distributions.

If your death occurs after you begin receiving annuity payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving annuity payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2008, your entire balance must be distributed by August 31, 2013. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for the death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

Assignments and Other Transfers. A transfer, pledge or assignment of ownership of a non-qualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such transfer, pledge, assignment, or designation or exchange, should consult a tax adviser regarding the potential tax effects of such a transaction.

Immediate Annuities. Under Section 72 of the Tax Code, an immediate annuity means an annuity (1) which is purchased with a single premium, (2) with annuity payments starting within one year from the date of purchase, and (3) which provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

Multiple Contracts. Tax laws require that all non-qualified deferred annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code Section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code Section 72(e) through the serial purchase of annuity contracts or otherwise.

Withholding. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of periodic annuity payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. If you need more information concerning a particular state or any required forms, please contact our Customer Service Center.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code Section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested transaction.

Taxation of Qualified Contracts

General

The contracts are primarily designed for use with IRAs under Tax Code Sections 401, 408 or 408A, and some provisions of 403 and 457 (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on annuity payments, depends on the type of retirement plan and your tax status. Special favorable tax treatment may be available for certain types of

contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits; distributions before age 59½ (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some qualified plans may be subject to additional distribution or other requirements that are not incorporated into the contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under these qualified plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Contract owners and beneficiaries generally are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Section 401(a), 401(k), Roth 401(k), and 403(a) Plans. Sections 401(a), 401(k), and 403(a) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

The contracts may also be available as a Roth 401(k), as described in Tax Code Section 402A, and we may set up accounts for you under the contract for Roth 401(k) contributions ("Roth 401(k) accounts"). Tax Code Section 402A allows employees of certain private employers to contribute after-tax salary contributions to a Roth 401(k), which provides for tax-free distributions, subject to certain restrictions.

Individual Retirement Annuities. Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Contributions to IRAs must be made in cash or as a rollover or a transfer from another eligible plan. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Roth IRAs. Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or a SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a

distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

Section 403(b) Tax-Sheltered Annuities. The contracts are no longer available for purchase as Tax Code section 403(b) tax-sheltered annuities. Existing contracts issued as Tax Code section 403(b) tax-sheltered annuities will continue to be maintained as such under the applicable rules and regulations.

The Treasury Department has issued regulations which generally take effect on January 1, 2009. Existing contracts will be modified as necessary to comply with these regulations where allowed, or where required by law in order to maintain their status as section 403(b) tax-sheltered annuities. The final regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) the revocation of IRS Revenue Ruling 90-24, and the resulting increase in restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. You should consult with your tax adviser in connection with contributions to a qualified contract.

Distributions – General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, annuity payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Section 401(a), 401(k) and 403(a) Plans. Distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k) or 403(a) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;

- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalties in other circumstances.

Individual Retirement Annuities. All distributions from an IRA are taxed as received unless either one of the following is true:

- The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code; or
- You made after-tax contributions to the IRA. In this case, the distribution will be taxed according to rules detailed in the Tax Code.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a QDRO; or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

Roth IRAs. A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

- Made after the five-taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and
- Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first-time home purchase.

If a distribution is not qualified, generally it will be taxable to the extent of the accumulated earnings. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay

for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

403(b) Plans. Distributions from your contract are subject to the requirements of Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan under which the assets in your contract are covered. In accordance with Tax Code Section 403(b) and the Treasury Regulations, we have no responsibility or obligation to make any distribution (including distributions due to loans, annuity payouts, qualified domestic relations orders, hardship withdrawals and systematic distributions options) from your contract until we have received instructions or information from your Employer and/or its designee or, if permitted under Tax Code Section 403(b) and the Treasury Regulations, you in a form acceptable to us and necessary for us to administer your contract in accordance with Tax Code Section 403(b), the Treasury Regulations, and, if applicable, the Plan.

All distributions from these plans are taxed as received unless one of the following is true:

- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- A required minimum distribution under Tax Code Section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan, unless certain exceptions have occurred. In general, the exceptions for an IRA listed above also apply to a distribution from a 403(b) plan, plus in the event you have separated from service with the sponsor at or after age 55, or you have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary. In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Distribution of amounts restricted under Tax Code Section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code and the regulations.

Special Hurricane-Related Relief. The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief to victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans. In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of a qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

Lifetime Required Minimum Distributions (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b) and IRAs only).

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules may dictate the following:

- Start date for distributions;
- The time period in which all amounts in your account(s) must be distributed; and
- Distribution amounts.

Start Date and Time Period. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs during your lifetime. Further information regarding required minimum distributions may be found in your contract.

Required Distributions Upon Death (Sections 401(a), 401(k), Roth 401(k), 403(a), 403(b), IRAs and Roth IRAs Only). Different distribution requirements apply after your death, depending upon if you have been receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code Section 401(a)(9) provides specific rules for calculating the required minimum distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2006, your entire balance must be distributed to the designated beneficiary by December 31, 2011. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, and you have named a designated beneficiary, then payments may be made over either of the following time frames:

- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar containing the fifth anniversary of the contract owner's death.

Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only). In lieu of taking a distribution under these rules, if the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), Roth 401(k), 403(a) and 403(b). Generally, distributions from these plans are subject to mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

IRAs and Roth IRAs. Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status, and we may require additional documentation prior to processing any requested distribution.

Assignment and Other Transfers

IRAS and Roth IRAs. The Tax Code does not allow a transfer or assignment of your rights under these contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

Section 403(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

- A plan participant as a means to provide benefit payments;
- An alternate payee under a qualified domestic relations order in accordance with Tax Code Section 414(p); or
- The Company as collateral for a loan.

Tax Consequences of Guaranteed Minimum Income Feature

Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments, or gifts, less the aggregate amount of non-taxable distributions previously made. For nonqualified contracts, the income on the contract for purposes of calculating the taxable amount of a distribution may be unclear. For example, the living benefits provided under the Guaranteed Minimum Income Feature could increase the contract value that applies. Thus, the income on the contract could be higher than the amount of income that would be determined without regard to such a benefit. As a result, you could have higher amounts of income than will be reported to you. In addition, payments under any guaranteed payment phase of such riders after the contract value has been reduced to zero may be subject to the exclusion ratio rules under Tax Code Section 72(b) for tax purposes.

The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitization, such as those associated with the minimum guaranteed income benefit as withdrawals rather than annuity payments. Please consult your tax adviser before electing a partial annuitization.

Possible Changes in Taxation
Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to

legislative developments and their effect on the contract.

Taxation of Company
We are taxed as a life insurance company under the Tax Code. The Separate Account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

OTHER TOPICS

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") in 1976 as a continuation of the separate account established in 1974 under Arkansas Law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contract are obligations of the Company.

The Company

We issue the contract described in this prospectus and are responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Although we are a subsidiary of ING, ING is not responsible for the obligations under the contract. The obligations under the contract are solely the responsibility of ING Life Insurance and Annuity Company.

We are engaged in the business of selling life insurance and annuities. Our principal executive offices are located at:


One Orange Way
Windsor, Connecticut 06095-4774


Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters. Federal and state regulators and self-regulatory agencies are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. (See "Taxation" for further discussion of some of these requirements.) Failure to administer certain nonqualified contract features (for example, contractual annuity start dates in nonqualified annuities) could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and

administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

Contract Distribution

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter (distributor) for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

This contract is no longer available for new purchasers.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors."

All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

The following is a list of broker/dealers that are affiliated with the Company:

• Bancnorth Investment Group, Inc.	• ING Financial Partners, Inc.
• Directed Services LLC	• ING Funds Distributor, LLC
• Financial Network Investment Corporation	• ING Investment Advisors, LLC
• Guaranty Brokerage Services, Inc.	• ING Investment Management Services LLC
• ING America Equities, Inc.	• Multi-Financial Securities Corporation
• ING Direct Funds Limited	• PrimeVest Financial Services, Inc.
• ING Financial Advisers, LLC	• ShareBuilder Securities Corporation
• ING Financial Markets LLC	• Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the Separate Account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The maximum percentage amount that may be paid with respect to a given purchase payment is the first-year percentage which ranges from 0% to a maximum of 7.0% of the first year of payments to an account. Renewal commissions paid on payments made after the first year and asset-based service fees may also be paid. In addition, we may also pay ongoing annual compensation of up to 1.00% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7.0% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers, LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling the contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our expense;

- Sponsorship payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on the sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2008, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by us, ranked by total dollars received:

1	SagePoint Financial, Inc.	14.	Mutual Service Corporation
2.	Symetra Investment Services, Inc.	15.	Waterstone Financial Group
3.	Huckin Financial Group, Inc.	16.	Northwestern Mutual Investment Services, LLC
4.	LPL Financial Corporation	17.	Lincoln Investment Planning, Inc.
5.	Walnut Street Securities, Inc.®	18.	Cadaret, Grant & Co., Inc.
6.	ING Financial Partners, Inc.	19.	Securities America, Inc.
7.	NFP Securities, Inc.	20.	Edward D. Jones & Co., L.P.
8.	Valor Insurance Agency, Inc.	21.	American Portfolios Financial Services, Inc.
9.	Lincoln Financial Securities Corporation	22.	Ameritas Investment Corporation
10.	Financial Network Investment Corporation	23.	First Heartland® Capital, Inc.
11.	NRP Financial, Inc.	24.	Lincoln Financial Advisors Corporation
12.	National Planning Corporation	25.	Morgan Keegan and Company, Inc.
13.	Multi-Financial Securities Corporation		

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume- or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

- On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under a group contract, you have a fully vested interest in the contract and may instruct the group contract holder how to direct the Company to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.

- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. In addition, we may, upon 30 days' written notice to the group contract holder, make other changes to a group contract that would apply only to individuals who become participants under that contract after the effective date of such changes. If a group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Transfer of Ownership: Assignment

We will accept assignments or transfers of ownership of a nonqualified contract or a qualified contract where such assignments or transfers are not prohibited, with proper notification. The date of any assignment or transfer of ownership will be the date we receive the notification at our Customer Service Center. An assignment or transfer of ownership may have tax consequences and you should consult with a tax adviser before assigning or transferring ownership of the contract.

An assignment of a contract will only be binding on the Company if it is made in writing and sent to the Company at our Customer Service Center. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from such failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Involuntary Terminations

We reserve the right to terminate any account with a value of $2,500 or less immediately following a partial withdrawal. However, an IRA may only be closed out when payments to the contract have not been received for a 24-month period and the paid-up annuity benefit at maturity would be less than $20 per month. If such right is exercised, you will be given 90 days' advance written notice. No early withdrawal charge will be deducted for involuntary terminations. We do not intend to exercise this right in cases where the account value is reduced to $2,500 or less solely due to investment performance.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

General Information and History
Variable Annuity Account B
Offering and Purchase of Contracts
Income Phase Payments
Sales Material and Advertising
Independent Registered Public Accounting Firm
Financial Statements of the Separate Account
Consolidated Financial Statements of ING Life Insurance and Annuity Company

You may request an SAI by calling the Company at the number listed in "Contract Overview – Questions: Contacting the Company."

ILIAC GUARANTEED ACCOUNT

The ILIAC Guaranteed Account (the Guaranteed Account) is a fixed interest option available during the accumulation phase under the contract. This Appendix is only a summary of certain facts about the Guaranteed Account. Please read the Guaranteed Account prospectus carefully before investing in this option.

In General. Amounts invested in the Guaranteed Account earn specified interest rates if left in the Guaranteed Account for specified periods of time. If you withdraw or transfer those amounts before the specified periods elapse, we may apply a market value adjustment (described below) which may be positive or negative.

- When deciding to invest in the Guaranteed Account, contact your sales representative or the Company to learn: The interest rate(s) we will apply to amounts invested in the Guaranteed Account. We change the rate(s) periodically. Be certain you know the rate we guarantee on the day your account dollars are invested in the Guaranteed Account. Guaranteed interest rates will never be less than an annual effective rate of 3%.

- The period of time your account dollars need to remain in the Guaranteed Account in order to earn the rate(s). You are required to leave your account dollars in the Guaranteed Account for a specified period of time in order to earn the guaranteed interest rate(s).

Deposit Period. During a deposit period, we offer a specific interest rate for dollars invested for a certain guaranteed term. For a specific interest rate and guaranteed term to apply, account dollars must be invested in the Guaranteed Account during the deposit period for which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Account. For guaranteed terms one year or longer, we may apply more than one specified interest rate. The interest rate we guarantee is an annual effective yield. That means the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. Guaranteed interest rates will never be less than an annual effective rate of 3%. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Account in order to earn the guaranteed interest rate. For guaranteed terms one year or longer, we may offer different rates for specified time periods within a guaranteed term. We offer different guaranteed terms at different times. We also may offer more than one guaranteed term of the same duration with different interest rates. Check with your sales representative or our Customer Service Center to learn what terms are being offered. The Company also reserves the right to limit the number of guaranteed terms or the availability of certain guaranteed terms.

Fees and Other Deductions. If all or a portion of your account value in the Guaranteed Account is withdrawn or transferred, you may incur one or more of the following:

- Market Value Adjustment (MVA) – as described in this appendix and in the Guaranteed Account prospectus;

- Tax penalties and/or tax withholding – see "Taxation;"

- Early withdrawal charge – see "Fees;" or

- Maintenance fee – see "Fees."

We do not make deductions from amounts in the Guaranteed Account to cover mortality and expense risks. Rather, we consider these risks when determining the interest rate to be credited.

Market Value Adjustment (MVA). If your account value is withdrawn or transferred from the Guaranteed Account before the guaranteed term is completed, an MVA may apply. The MVA reflects investment value changes caused by changes in interest rates occurring since the date of deposit. The MVA may be positive or negative.

If interest rates at the time of withdrawal or transfer have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Account. If interest rates at the time of withdrawal or transfer have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

MVA Waiver. For withdrawals or transfers from a guaranteed term before the guaranteed term matures, the MVA may be waived for:

- Transfers due to participation in the dollar cost averaging program;

- Withdrawals taken due to your election of SWO or ECO (described in "Systematic Distribution Options"), if available;

- Withdrawals for minimum distributions required by the Tax Code and for which the early withdrawal charge is waived; and

- Withdrawals due to your exercise of the right to cancel your contract (described in "Right to Cancel").

Death Benefit. When a death benefit is paid under the contract within six months of the date of death, only a positive aggregate MVA amount, if any, is applied to the account value attributable to amounts withdrawn from the Guaranteed Account. This provision does not apply upon the death of a spousal beneficiary or joint contract holder who continued the account after the first death. If a death benefit is paid more than six months from the date of death, a positive or negative aggregate MVA amount, as applicable, will be applied, except under certain contracts issued in the State of New York.

Partial Withdrawals. For partial withdrawals during the accumulation phase, amounts to be withdrawn from the Guaranteed Account will be withdrawn pro-rata from each group of deposits having the same length of time until the maturity date ("Guaranteed Term Group"). Within each Guaranteed Term Group, the amount will be withdrawn first from the oldest deposit period, then from the next oldest and so on until the amount requested is satisfied.

Guaranteed Terms Maturity. As a guaranteed term matures, assets accumulating under the Guaranteed Account may be (a) transferred to a new guaranteed term, (b) transferred to other available investment options, or (c) withdrawn. Amounts withdrawn may be subject to an early withdrawal charge, taxation and, if you are under age 59½, tax penalties may apply.

If no direction is received from you at our Customer Service Center by the maturity date of a guaranteed term, the amount from the maturing guaranteed term will be transferred to a new guaranteed term of a similar length. If the same guaranteed term is no longer available, the next shortest guaranteed term available in the current deposit period will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

If you do not provide instructions concerning the maturity value of a maturing guaranteed term, the maturity value transfer provision applies. This provision allows transfers or withdrawals without an MVA if the transfer or withdrawal occurs during the calendar month immediately following a guaranteed term maturity date. This waiver of the MVA only applies to the first transaction regardless of the amount involved in the transaction.

Under the Guaranteed Account each guaranteed term is counted as one funding option. If a guaranteed term matures and is renewed for the same term, it will not count as an additional investment option for purposes of any limitation on the number of investment options.

Subsequent Purchase Payments. Purchase payments received after your initial purchase payment to the Guaranteed Account will be allocated in the same proportions as the last allocation, unless you properly instruct us

to do otherwise. If the same guaranteed term(s) is not available, the next shortest term will be used. If no shorter guaranteed term is available, the next longer guaranteed term will be used.

Dollar Cost Averaging. The Company may offer more than one guaranteed term of the same duration and credit one with a higher rate contingent upon use only with the dollar cost averaging program. If amounts are applied to a guaranteed term which is credited with a higher rate using dollar cost averaging and the dollar cost averaging is discontinued, the amounts will be transferred to another guaranteed term of the same duration and an MVA will apply.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Account may be transferred among guaranteed terms offered through the Guaranteed Account and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term. The 90-day wait does not apply to (1) amounts transferred on the maturity date or under the maturity value transfer provision; (2) amounts transferred from the Guaranteed Account before the maturity date due to the election of an income phase payment option; (3) amounts distributed under the ECO or SWO (see "Systematic Distribution Options"); and (4) amounts transferred from an available guaranteed term in connection with the dollar cost averaging program.

Transfers after the 90-day period are permitted from guaranteed term(s) to other guaranteed term(s) available during a deposit period or to other available investment options. Transfers of the Guaranteed Account values on or within one calendar month of a term's maturity date are not counted as one of the 12 free transfers of accumulated values in the account.

Reinstating Amounts Withdrawn from the Guaranteed Account. If amounts are withdrawn and then reinstated in the Guaranteed Account, we apply the reinstated amount to the current deposit period. This means the guaranteed annual interest rate and guaranteed terms available on the date of reinstatement will apply. We reinstate amounts proportionately in the same way as they were allocated before withdrawal. We will not credit your account for market value adjustments that we deducted at the time of withdrawal or refund any taxes that were withheld.

The Income Phase. The Guaranteed Account cannot be used as an investment option during the income phase. However, you may notify us at least 30 days in advance to elect a fixed or variable payment option and to transfer your Guaranteed Account dollars to the general account or any of the subaccounts available during the income phase. Transfers made due to the election of a lifetime income phase payment option will be subject to only a positive aggregate MVA.

Distribution. The Company's subsidiary, ING Financial Advisers, LLC ("ING Financial") (formerly Aetna Investment Services, LLC) serves as the principal underwriter of the contract. ING Financial, a Delaware limited liability company, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. From time to time ING Financial may offer customers of certain broker-dealers special guaranteed rates in connection with the Guaranteed Account offered through the contract and may negotiate different commissions for these broker-dealers.

FIXED ACCOUNT

General Disclosure.
- The Fixed Account is an investment option available during the accumulation phase under the contract.
- Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.
- Interests in the Fixed Account have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.
- Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.
- Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.
- Additional information about this option may be found in the contract.

Interest Rates.
- The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

- Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Dollar Cost Averaging. Amounts you invest in the Fixed Account must be transferred into the other investment options available under the contract over a period not to exceed 12 months. If you discontinue dollar cost averaging, the remaining balance amounts in the Fixed Account will be transferred into the money market subaccount available under the contract, unless you direct us to transfer the balance into other available options.

Withdrawals. Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by federal law.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees."

Transfers. During the accumulation phase you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account.

By notifying the Customer Service Center at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III

DESCRIPTION OF UNDERLYING FUNDS

During the accumulation phase, you may allocate your premium payments and contract value to any of the investment portfolios available under this Contract. They are listed in this appendix. You bear the entire investment risk for amounts you allocate to any investment portfolio, and you may lose your principal.

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks, charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for this and additional information.

Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge, from our Customer Service Center at the address and telephone number listed in the prospectus, by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Certain funds are offered in a "fund of funds" structure and may have higher fees and expenses than a fund that invests directly in debt and equity securities. The "fund of funds" available under the contract are identified in the list of investment portfolios toward the front of this prospectus.

Consult with your investment professional to determine if the portfolios may be suited to your financial needs, investment time horizon and risk tolerance level. You should periodically review these factors to determine if you need to change your investment strategy.

The following table highlights name changes.

List of Fund Name Changes	
Former Fund Name	*Current Fund Name*
ING BlackRock Global Science and Technology Portfolio	ING BlackRock Science and Technology Opportunities Portfolio
ING VP Balanced Portfolio	ING Balanced Portfolio
ING VP Growth and Income Portfolio	ING Growth and Income Portfolio
ING VP Index Plus LargeCap Portfolio	ING Index Plus LargeCap Portfolio
ING VP Intermediate Bond Portfolio	ING Intermediate Bond Portfolio
ING VP Money Market Portfolio	ING Money Market Portfolio
ING VP Small Company Portfolio	ING Small Company Portfolio
ING VP Strategic Allocation Conservative Portfolio	ING Strategic Allocation Conservative Portfolio
ING VP Strategic Allocation Growth Portfolio	ING Strategic Allocation Growth Portfolio
ING VP Strategic Allocation Moderate Portfolio	ING Strategic Allocation Moderate Portfolio

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Investors Trust *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING BlackRock Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Evergreen Omega Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio* (Class I) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Fidelity Management & Research Co. * FMR^{SM} is a service mark of Fidelity Management & Research Company	Seeks long-term growth of capital.
ING JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING MFS Total Return Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING PIMCO High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Van Kampen Capital Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Partners, Inc. *7337 East Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Oppenheimer Global Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING Pioneer High Yield Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Pioneer Investment Management, Inc..	Seeks to maximize total return through income and capital appreciation.
ING Templeton Foreign Equity Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING Thornburg Value Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Thornburg Investment Management	Seeks capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Growth Equity Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING UBS U.S. Large Cap Equity Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Equity and Income Portfolio (Initial Class) **Investment Adviser:** Directed Services LLC **Investment Subadviser:** Van Kampen	Seeks total return, consisting of long-term capital appreciation and current income.
ING Strategic Allocation Portfolios, Inc. *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Strategic Allocation Conservative Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Strategic Allocation Growth Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING Variable Funds *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Growth and Income Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING Variable Portfolios, Inc. *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING BlackRock Science and Technology Opportunities Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING Index Plus LargeCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500® Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk.
ING International Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of a widely accepted International Index.
ING Opportunistic LargeCap Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks.
ING Russell™ Large Cap Index Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio (Class S) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.
ING Small Company Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.

ING VP Balanced Portfolios, Inc.
7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258

ING Balanced Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name and Investment Adviser/Subadviser	Investment Objective
ING VP Intermediate Bond Portfolio *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Intermediate Bond Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.
ING VP Money Market Portfolio *7337 E. Doubletree Ranch Road, Scottsdale, AZ 85258*	
ING Money Market Portfolio (Class I) **Investment Adviser:** ING Investments, LLC **Investment Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00.
Calvert Variable Series, Inc. *c/o Calvert Group 4550 Montgomery Avenue, Bethesda, MD 20814*	
Calvert Social Balanced Portfolio **Investment Adviser:** Calvert Asset Management Company, Inc. **Investment Subadvisers:** New Amsterdam Partners LLC manages the equity portion of the Portfolio; Calvert Asset Management Company, Inc., manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *don-diversified* portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria.
Fidelity® Variable Insurance Products *82 Devonshire Street, Boston, MA 02109*	
Fidelity® VIP *Contrafund*® Portfolio (Class I) **Investment Adviser:** Fidelity Management & Research Company **Investment Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Class I) **Investment Adviser:** Fidelity Management & Research Company **Investment Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index (S&P 500®).

Fund Name and Investment Adviser/Subadviser	Investment Objective
Fidelity® VIP Index 500 Portfolio (Class I) **Investment Adviser:** Fidelity Management & Research Company **Investment Subadviser:** FMR Co., Inc**.;** Geode Capital Management, LLC	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®.

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by ING Life Insurance and Annuity Company. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the product.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2008, the following tables give (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. This information is current through December 31, 2008. For those subaccounts that commenced operations during the period ended December 31, 2008, the "Value at beginning of period" shown is the value at first date of investment. This information is current through December 31, 2008, including portfolio names. Portfolio name changes after December 31, 2008, are not reflected in this information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$13.66	$13.48	$12.57	$12.07	$11.30	$9.61	$11.092	$12.089	$12.656	$11.437
Value at end of period	$9.25	$13.66	$13.48	$12.57	$12.07	$11.30	$9.61	$11.092	$12.089	$12.656
Number of accumulation units outstanding at end of period	41,802	39,563	46,853	59,966	73,314	84,238	79,520	73,665	75,859	63,517
FEDERATED FUND FOR US GOVT. SECURITIES II										
Value at beginning of period	$17.13	$16.35	$15.92	$15.83						
Value at end of period	$17.62	$17.13	$16.35	$15.92						
Number of accumulation units outstanding at end of period	108,715	124,027	145,844	259,027						
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$40.52	$34.95	$31.73	$27.52	$24.17	$19.08	$21.347	$24.674	$26.797	$21.872
Value at end of period	$22.97	$40.52	$34.95	$31.73	$27.52	$24.17	$19.08	$21.347	$24.674	$26.797
Number of accumulation units outstanding at end of period	1,298,212	1,595,056	2,031,367	2,452,038	2,745,176	3,011,967	3,334,536	3,675,855	4,392,710	5,373,381
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$31.42	$31.39	$26.48	$25.37	$23.07	$17.95	$21.922	$23.395	$21.883	$20.872
Value at end of period	$17.76	$31.42	$31.39	$26.48	$25.37	$23.07	$17.95	$21.922	$23.395	$21.883
Number of accumulation units outstanding at end of period	1,240,836	1,574,211	1,992,502	2,530,754	3,222,464	3,679,829	3,974,733	4,671,456	5,036,497	6,104,314
FIDELITY® VIP INDEX 500 PORTFOLIO										
Value at beginning of period	$27.17	$26.13	$22.90	$22.16	$20.31	$16.04	$20.929	$24.151	$27.005	$22.727
Value at end of period	$16.88	$27.17	$26.13	$22.90	$22.16	$20.31	$16.04	$20.929	$24.151	$27.005
Number of accumulation units outstanding at end of period	1,122,989	1,328,685	1,644,685	2,079,099	2,661,119	3,107,194	3,363,853	4,072,090	4,683,497	5,394,051
FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO										
Value at beginning of period	$17.66	$17.16	$16.68	$16.55						
Value at end of period	$16.84	$17.66	$17.16	$16.68						
Number of accumulation units outstanding at end of period	52,015	61,123	70,534	105,179						
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$4.89	$4.17	$3.94	$3.58	$3.67	$2.56	$4.424	$5.824	$9.738	
Value at end of period	$2.90	$4.89	$4.17	$3.94	$3.58	$3.67	$2.56	$4.424	$5.824	
Number of accumulation units outstanding at end of period	252,696	377,710	420,854	626,518	707,921	822,310	476,267	451,032	366,685	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.77	$10.03								
Value at end of period	$5.88	$9.77								
Number of accumulation units outstanding at end of period	878,643	1,024,946								

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING EVERGREEN OMEGA PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.72	$10.62	$10.17	$9.92						
Value at end of period	$8.40	$11.72	$10.62	$10.17						
Number of accumulation units outstanding at end of period	272,891	323,546	371,566	450,767						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.16	$9.86	$9.99							
Value at end of period	$6.71	$11.16	$9.86							
Number of accumulation units outstanding at end of period	482,506	591,855	661,411							
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$14.18	$10.21								
Value at end of period	$8.25	$14.18								
Number of accumulation units outstanding at end of period	53,620	59,849								
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$20.16	$14.73	$10.97	$10.69						
Value at end of period	$9.71	$20.16	$14.73	$10.97						
Number of accumulation units outstanding at end of period	184,178	261,180	231,336	106,027						
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.27	$12.59	$10.64	$10.05						
Value at end of period	$7.32	$12.27	$12.59	$10.64						
Number of accumulation units outstanding at end of period	187,812	219,617	258,379	290,702						
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$15.79	$16.27	$14.96	$13.62	$12.59	$9.24	$14.485	$19.644	$27.973	$18.803
Value at end of period	$9.46	$15.79	$16.27	$14.96	$13.62	$12.59	$9.24	$14.485	$19.644	$27.973
Number of accumulation units outstanding at end of period	825,393	985,076	1,248,174	1,552,599	1,960,116	2,405,160	2,842,989	3,504,571	4,169,944	4,571,240
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.70	$10.69	$9.97							
Value at end of period	$6.32	$12.70	$10.69							
Number of accumulation units outstanding at end of period	191,860	200,439	182,540							
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.86	$11.53	$10.42	$10.05						
Value at end of period	$9.10	$11.86	$11.53	$10.42						
Number of accumulation units outstanding at end of period	1,184,445	1,610,426	2,103,047	2,762,120						
ING NEUBERGER BERMAN PARTNERS PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.09	$10.33	$9.92							
Value at end of period	$5.34	$11.09	$10.33							
Number of accumulation units outstanding at end of period	654,835	850,232	1,119,616							
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.67	$13.97	$12.00	$10.06						
Value at end of period	$8.64	$14.67	$13.97	$12.00						
Number of accumulation units outstanding at end of period	3,175,943	3,890,901	5,058,380	6,278,643						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.93	$12.55	$11.04	$10.24						
Value at end of period	$7.83	$12.93	$12.55	$11.04						
Number of accumulation units outstanding at end of period	29,214	38,150	53,331	49,331						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.58	$10.80	$10.10	$10.01						
Value at end of period	$9.65	$11.58	$10.80	$10.10						
Number of accumulation units outstanding at end of period	1,075,639	1,278,258	1,448,500	1,713,163						
ING OPPORTUNISTIC LARGECAP GROWTH PORTFOLIO										
Value at beginning of period	$17.92	$15.42	$15.23	$14.13	$13.36	$10.40	$14.84	$20.638	$23.771	$17.862
Value at end of period	$9.88	$17.92	$15.42	$15.23	$14.13	$13.36	$10.40	$14.84	$20.638	$23.771
Number of accumulation units outstanding at end of period	144,917	167,716	216,057	284,277	399,687	498,520	573,853	801,461	1,107,042	947,366
ING OPPORTUNISTIC LARGECAP VALUE PORTFOLIO										
Value at beginning of period	$21.80	$21.46	$18.76	$17.77	$16.37	$13.32	$18.25	$20.48	$18.847	$15.985
Value at end of period	$13.84	$21.80	$21.46	$18.76	$17.77	$16.37	$13.32	$18.25	$20.48	$18.847
Number of accumulation units outstanding at end of period	197,467	241,280	318,470	398,293	533,300	654,656	760,214	849,750	641,673	609,862
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.45	$11.29	$10.51	$9.98						
Value at end of period	$8.74	$11.45	$11.29	$10.51						
Number of accumulation units outstanding at end of period	129,370	159,124	201,990	191,704						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.94									
Value at end of period	$7.24									
Number of accumulation units outstanding at end of period	515,492									
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.06	$12.57	$11.69	$10.04						
Value at end of period	$7.88	$14.06	$12.57	$11.69						
Number of accumulation units outstanding at end of period	952,195	1,081,871	1,362,629	1,689,424						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$32.60	$30.09	$26.93	$25.72	$23.71	$18.37	$24.288	$27.438	$27.835	$23.078
Value at end of period	$18.58	$32.60	$30.09	$26.93	$25.72	$23.71	$18.37	$24.288	$27.438	$27.835
Number of accumulation units outstanding at end of period	810,651	982,830	1,231,358	1,536,643	1,898,219	2,230,071	2,520,654	3,007,877	3,475,122	3,902,489
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.14									
Value at end of period	$6.24									
Number of accumulation units outstanding at end of period	251,703									
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$15.15	$14.33	$12.44	$12.42	$11.16	$8.84	$12.836	$17.303	$18.612	$12.686
Value at end of period	$9.00	$15.15	$14.33	$12.44	$12.42	$11.16	$8.84	$12.836	$17.303	$18.612
Number of accumulation units outstanding at end of period	222,201	279,192	326,456	422,122	591,044	726,562	846,007	1,075,773	1,162,340	975,016
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$17.28	$17.32	$15.34	$14.22	$12.57	$10.20	$13.775	$17.659	$18.75	$15.331
Value at end of period	$10.26	$17.28	$17.32	$15.34	$14.22	$12.57	$10.20	$13.775	$17.659	$18.75
Number of accumulation units outstanding at end of period	586,786	720,086	889,065	1,141,400	1,400,307	1,734,132	2,125,862	2,768,107	3,282,514	3,631,867

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.12									
Value at end of period	$5.36									
Number of accumulation units outstanding at end of period	1,867,416									
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.34	$12.09	$10.88	$10.06						
Value at end of period	$9.32	$12.34	$12.09	$10.88						
Number of accumulation units outstanding at end of period	1,655,410	2,090,697	2,650,463	3,280,731						
ING VP BALANCED PORTFOLIO										
Value at beginning of period	$28.95	$27.81	$25.64	$24.95	$23.12	$19.73	$22.309	$23.622	$24.091	$21.507
Value at end of period	$20.52	$28.95	$27.81	$25.64	$24.95	$23.12	$19.73	$22.309	$23.622	$24.091
Number of accumulation units outstanding at end of period	706,147	853,758	1,057,043	1,052,872	1,301,154	1,386,103	1,497,149	1,777,784	2,057,800	2,243,590
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$25.37	$23.96	$21.28	$19.96	$18.67	$15.02	$20.311	$25.247	$28.758	$24.839
Value at end of period	$15.60	$25.37	$23.96	$21.28	$19.96	$18.67	$15.02	$20.311	$25.247	$28.758
Number of accumulation units outstanding at end of period	1,428,706	1,685,641	2,055,253	2,526,478	3,054,427	3,762,254	4,488,575	5,533,623	6,649,057	7,621,660
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.62	$9.78								
Value at end of period	$5.34	$9.62								
Number of accumulation units outstanding at end of period	656,285	860,893								
ING VP INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$22.24	$21.48	$19.01	$18.30	$16.78	$13.49	$17.439	$20.478	$22.923	$18.704
Value at end of period	$13.77	$22.24	$21.48	$19.01	$18.30	$16.78	$13.49	$17.439	$20.478	$22.923
Number of accumulation units outstanding at end of period	551,985	705,766	837,662	1,080,462	1,398,953	1,709,966	1,883,338	2,099,794	2,629,361	2,708,365
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$20.06	$19.19	$18.70	$18.38	$17.78	$16.96	$15.88	$14.811	$13.70	$13.998
Value at end of period	$18.10	$20.06	$19.19	$18.70	$18.38	$17.78	$16.96	$15.88	$14.811	$13.70
Number of accumulation units outstanding at end of period	731,100	766,347	929,670	1,183,071	1,440,153	1,906,360	2,475,954	2,227,649	1,640,793	1,967,951
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.84	$14.32	$13.84	$13.63	$13.68	$13.75	$13.723	$13.392	$12.766	$12.322
Value at end of period	$15.03	$14.84	$14.32	$13.84	$13.63	$13.68	$13.75	$13.723	$13.392	$12.766
Number of accumulation units outstanding at end of period	2,583,176	2,417,186	2,561,195	2,849,755	3,544,103	4,086,227	6,600,978	7,306,703	5,982,730	7,902,384
ING VP SMALL COMPANY PORTFOLIO										
Value at beginning of period	$28.63	$27.43	$23.81	$21.90	$19.42	$14.33	$18.926	$18.458	$17.54	$13.595
Value at end of period	$19.47	$28.63	$27.43	$23.81	$21.90	$19.42	$14.33	$18.926	$18.458	$17.54
Number of accumulation units outstanding at end of period	334,611	402,256	543,958	692,361	912,241	1,058,759	1,032,724	993,412	970,627	715,582
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$18.87	$18.09	$16.93	$16.54	$15.53	$13.86	$14.695	$15.267	$14.772	$13.989
Value at end of period	$14.22	$18.87	$18.09	$16.93	$16.54	$15.53	$13.86	$14.695	$15.267	$14.772
Number of accumulation units outstanding at end of period	267,453	320,452	382,893	515,601	584,968	674,272	798,446	917,449	988,465	1,203,703
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$21.17	$20.44	$18.31	$17.49	$15.83	$12.91	$15.187	$17.415	$17.779	$15.769
Value at end of period	$13.34	$21.17	$20.44	$18.31	$17.49	$15.83	$12.91	$15.187	$17.415	$17.779
Number of accumulation units outstanding at end of period	226,771	273,725	316,640	354,898	441,999	464,322	493,887	554,667	664,702	742,494
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$19.91	$19.15	$17.47	$16.92	$15.56	$13.21	$14.814	$16.155	$16.316	$15.013
Value at end of period	$13.65	$19.91	$19.15	$17.47	$16.92	$15.56	$13.21	$14.814	$16.155	$16.316
Number of accumulation units outstanding at end of period	345,608	448,223	579,527	688,961	755,251	629,632	589,474	671,070	765,165	947,776

Condensed Financial Information (continued)

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
CALVERT SOCIAL BALANCED PORTFOLIO										
Value at beginning of period	$13.87	$13.67	$12.72	$12.20	$11.41	$9.68	$11.161	$12.146	$12.696	$11.456
Value at end of period	$9.41	$13.87	$13.67	$12.72	$12.20	$11.41	$9.68	$11.161	$12.146	$12.696
Number of accumulation units outstanding at end of period	30,521	35,177	55,126	69,445	71,382	71,475	65,983	61,262	59,786	58,632
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$32.85	$28.30	$25.65	$22.21	$19.48	$15.35	$17.15	$19.792	$21.463	$17.492
Value at end of period	$18.65	$32.85	$28.30	$25.65	$22.21	$19.48	$15.35	$17.15	$19.792	$21.463
Number of accumulation units outstanding at end of period	265,542	318,678	414,222	532,467	609,405	591,046	590,672	614,227	731,695	787,797
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$22.80	$22.74	$19.16	$18.33	$16.64	$12.93	$15.765	$16.799	$15.689	$14.942
Value at end of period	$12.91	$22.80	$22.74	$19.16	$18.33	$16.64	$12.93	$15.765	$16.799	$15.689
Number of accumulation units outstanding at end of period	296,766	361,258	495,273	628,401	751,001	795,914	820,646	895,708	877,097	992,829
FIDELITY® VIP INDEX 500 PORTFOLIO										
Value at beginning of period	$22.93	$22.03	$19.27	$18.62	$17.05	$13.44	$17.509	$20.173	$22.522	$18.925
Value at end of period	$14.27	$22.93	$22.03	$19.27	$18.62	$17.05	$13.44	$17.509	$20.173	$22.522
Number of accumulation units outstanding at end of period	193,846	230,587	302,827	458,510	608,369	654,473	761,472	888,564	988,345	1,101,289
ING BLACKROCK GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO										
(Funds were first received in this option during May 2000)										
Value at beginning of period	$4.95	$4.21	$3.98	$3.60	$3.69	$2.57	$4.435	$5.83	$9.999	
Value at end of period	$2.94	$4.95	$4.21	$3.98	$3.60	$3.69	$2.57	$4.435	$5.83	
Number of accumulation units outstanding at end of period	23,733	34,056	39,712	56,742	79,278	113,309	61,730	70,054	53,902	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.78	$10.03								
Value at end of period	$5.90	$9.78								
Number of accumulation units outstanding at end of period	99,890	121,764								
ING EVERGREEN OMEGA PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$11.76	$10.64	$10.18	$9.92						
Value at end of period	$8.44	$11.76	$10.64	$10.18						
Number of accumulation units outstanding at end of period	3,024	2,408	2,885	2,764						
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.19	$9.87	$9.99							
Value at end of period	$6.74	$11.19	$9.87							
Number of accumulation units outstanding at end of period	159,918	184,555	229,476							
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$20.23	$14.76	$10.97	$10.85						
Value at end of period	$9.76	$20.23	$14.76	$10.97						
Number of accumulation units outstanding at end of period	34,089	34,892	23,921	4,253						
ING JPMORGAN VALUE OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.32	$12.62	$10.65	$10.01						
Value at end of period	$7.36	$12.32	$12.62	$10.65						
Number of accumulation units outstanding at end of period	6,981	16,435	22,947	9,771						

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO										
Value at beginning of period	$10.86	$11.18	$10.26	$9.33	$8.61	$6.31	$9.875	$13.372	$19.012	$12.761
Value at end of period	$6.52	$10.86	$11.18	$10.26	$9.33	$8.61	$6.31	$9.875	$13.372	$19.012
Number of accumulation units outstanding at end of period	127,134	158,511	215,783	266,522	318,929	359,508	393,581	482,715	555,263	554,655
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.74	$10.70	$9.97							
Value at end of period	$6.35	$12.74	$10.70							
Number of accumulation units outstanding at end of period	12,666	20,812	13,425							
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$11.91	$11.56	$10.43	$10.02						
Value at end of period	$9.15	$11.91	$11.56	$10.43						
Number of accumulation units outstanding at end of period	307,356	429,767	584,339	825,261						
ING NEUBERGER BERMAN PARTNERS PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.12	$10.34	$9.93							
Value at end of period	$5.37	$11.12	$10.34							
Number of accumulation units outstanding at end of period	214,305	297,012	376,867							
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.73	$14.00	$12.02	$10.06						
Value at end of period	$8.68	$14.73	$14.00	$12.02						
Number of accumulation units outstanding at end of period	472,212	605,499	801,709	1,038,532						
ING OPPENHEIMER MAIN STREET PORTFOLIO®										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.98	$12.58	$11.05	$10.50						
Value at end of period	$7.88	$12.98	$12.58	$11.05						
Number of accumulation units outstanding at end of period	4,006	8,086	12,735	12,734						
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.63	$10.83	$10.11	$10.01						
Value at end of period	$9.70	$11.63	$10.83	$10.11						
Number of accumulation units outstanding at end of period	214,791	273,720	313,936	411,905						
ING OPPORTUNISTIC LARGECAP GROWTH PORTFOLIO										
Value at beginning of period	$18.21	$15.65	$15.44	$14.29	$13.50	$10.49	$14.948	$20.755	$23.87	$17.909
Value at end of period	$10.06	$18.21	$15.65	$15.44	$14.29	$13.50	$10.49	$14.948	$20.755	$23.87
Number of accumulation units outstanding at end of period	52,467	71,097	97,336	144,026	181,831	216,334	234,214	312,228	419,749	367,226
ING OPPORTUNISTIC LARGECAP VALUE PORTFOLIO										
Value at beginning of period	$22.15	$21.78	$19.01	$17.99	$16.53	$13.44	$18.382	$20.596	$18.926	$16.028
Value at end of period	$14.09	$22.15	$21.78	$19.01	$17.99	$16.53	$13.44	$18.382	$20.596	$18.926
Number of accumulation units outstanding at end of period	31,880	37,085	64,898	89,369	121,623	137,774	171,772	211,524	157,762	160,010
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.49	$11.32	$10.52	$10.45						
Value at end of period	$8.79	$11.49	$11.32	$10.52						
Number of accumulation units outstanding at end of period	2,328	5,433	5,994	5,454						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.94									
Value at end of period	$7.24									
Number of accumulation units outstanding at end of period	104,354									

Condensed Financial Information (continued)

	2008	**2007**	**2006**	**2005**	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$14.12	$12.61	$11.70	$10.04						
Value at end of period	$7.92	$14.12	$12.61	$11.70						
Number of accumulation units outstanding at end of period	154,334	185,700	233,358	286,323						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$23.89	$22.01	$19.67	$18.76	$17.27	$13.36	$17.636	$19.893	$20.151	$16.682
Value at end of period	$13.63	$23.89	$22.01	$19.67	$18.76	$17.27	$13.36	$17.636	$19.893	$20.151
Number of accumulation units outstanding at end of period	86,676	111,889	159,581	197,597	244,111	244,873	234,755	281,779	293,211	304,102
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.14									
Value at end of period	$6.25									
Number of accumulation units outstanding at end of period	65,677									
ING THORNBURG VALUE PORTFOLIO										
Value at beginning of period	$15.39	$14.53	$12.59	$12.56	$11.27	$8.91	$12.917	$17.385	$18.672	$12.708
Value at end of period	$9.16	$15.39	$14.53	$12.59	$12.56	$11.27	$8.91	$12.917	$17.385	$18.672
Number of accumulation units outstanding at end of period	48,063	68,808	87,608	124,382	170,465	203,718	243,401	308,780	314,991	289,620
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$12.03	$12.04	$10.65	$9.86	$8.70	$7.05	$9.506	$12.169	$12.901	$10.532
Value at end of period	$7.16	$12.03	$12.04	$10.65	$9.86	$8.70	$7.05	$9.506	$12.169	$12.901
Number of accumulation units outstanding at end of period	80,969	103,786	131,679	203,458	273,288	310,163	356,088	491,018	579,224	576,382
ING VAN KAMPEN CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$10.12									
Value at end of period	$5.36									
Number of accumulation units outstanding at end of period	244,333									
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.39	$12.12	$10.89	$10.06						
Value at end of period	$9.38	$12.39	$12.12	$10.89						
Number of accumulation units outstanding at end of period	437,176	573,717	670,897	824,275						
ING VP BALANCED PORTFOLIO										
Value at beginning of period	$20.76	$19.91	$18.33	$17.81	$16.48	$14.04	$15.852	$16.759	$17.066	$15.212
Value at end of period	$14.74	$20.76	$19.91	$18.33	$17.81	$16.48	$14.04	$15.852	$16.759	$17.066
Number of accumulation units outstanding at end of period	173,274	243,646	303,633	318,872	379,563	356,122	342,040	387,907	452,342	456,097
ING VP GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$17.19	$16.21	$14.38	$13.46	$12.58	$10.10	$13.64	$16.928	$19.253	$16.604
Value at end of period	$10.59	$17.19	$16.21	$14.38	$13.46	$12.58	$10.10	$13.64	$16.928	$19.253
Number of accumulation units outstanding at end of period	298,242	355,532	440,709	536,182	672,513	779,501	892,957	1,051,190	1,199,815	1,372,572
ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during November 2007)										
Value at beginning of period	$9.63	$9.78								
Value at end of period	$5.35	$9.63								
Number of accumulation units outstanding at end of period	110,845	136,368								
ING VP INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$22.24	$21.45	$18.96	$18.21	$16.68	$13.39	$17.281	$20.261	$22.646	$18.449
Value at end of period	$13.79	$22.24	$21.45	$18.96	$18.21	$16.68	$13.39	$17.281	$20.261	$22.646
Number of accumulation units outstanding at end of period	193,666	258,096	296,025	444,521	539,378	596,166	635,456	719,529	867,634	838,357

Condensed Financial Information (continued)

	2008	2007	2006	2005	2004	2003	2002	2001	2000	1999
ING VP INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$17.30	$16.52	$16.08	$15.79	$15.24	$14.52	$13.573	$12.64	$11.674	$11.91
Value at end of period	$15.63	$17.30	$16.52	$16.08	$15.79	$15.24	$14.52	$13.573	$12.64	$11.674
Number of accumulation units outstanding at end of period	181,827	197,301	274,574	350,177	421,917	490,687	624,875	512,374	429,645	487,814
ING VP MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.61	$13.10	$12.65	$12.44	$12.46	$12.51	$12.465	$12.145	$11.561	$11.141
Value at end of period	$13.79	$13.61	$13.10	$12.65	$12.44	$12.46	$12.51	$12.465	$12.145	$11.561
Number of accumulation units outstanding at end of period	495,337	530,773	527,585	552,474	657,978	729,177	1,031,858	1,479,116	939,266	1,373,014
ING VP SMALL COMPANY PORTFOLIO										
Value at beginning of period	$29.11	$27.83	$24.13	$22.16	$19.62	$14.45	$19.063	$18.563	$17.613	$13.631
Value at end of period	$19.82	$29.11	$27.83	$24.13	$22.16	$19.62	$14.45	$19.063	$18.563	$17.613
Number of accumulation units outstanding at end of period	99,966	119,207	161,032	221,559	272,890	294,168	286,773	287,178	297,717	276,386
ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.83	$17.07	$15.95	$15.55	$14.58	$12.99	$13.757	$14.271	$13.787	$13.037
Value at end of period	$13.46	$17.83	$17.07	$15.95	$15.55	$14.58	$12.99	$13.757	$14.271	$13.787
Number of accumulation units outstanding at end of period	99,062	130,985	134,201	175,247	226,963	244,360	283,368	327,498	368,911	430,582
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$19.07	$18.38	$16.45	$15.68	$14.18	$11.55	$13.557	$15.521	$15.822	$14.012
Value at end of period	$12.04	$19.07	$18.38	$16.45	$15.68	$14.18	$11.55	$13.557	$15.521	$15.822
Number of accumulation units outstanding at end of period	45,437	59,063	65,251	61,873	76,407	92,633	97,671	121,059	128,642	143,278
ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$18.27	$17.54	$15.98	$15.45	$14.19	$12.03	$13.468	$14.665	$14.789	$13.588
Value at end of period	$12.54	$18.27	$17.54	$15.98	$15.45	$14.19	$12.03	$13.468	$14.665	$14.789
Number of accumulation units outstanding at end of period	69,230	78,002	88,924	132,033	139,920	126,684	139,966	177,460	228,739	254,767


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


ING MARATHON PLUS

Statement of Additional Information

Dated
May 1, 2009

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2009.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
P.O. Box 9271
Des Moines, IA 50306-9271
1-800-531-4547

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2008, the Company had $50 billion invested through its products, including $37 billion in its separate accounts (of which the Company's investment management affiliates manage or oversee the management of $22 billion). Based on assets, ING Life Insurance and Annuity Company is ranked among the top 2% of all life and health insurance companies rated by A.M. Best Company as of July 15, 2008. The Company is an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus).

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The investment portfolios available under your contract are:

ING Investors Trust
ING BlackRock Large Cap Growth Portfolio (Class I)
ING Evergreen Omega Portfolio (Class I)
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
ING JPMorgan Emerging Markets Equity Portfolio (Class I)
ING MFS Total Return Portfolio (Class I)
ING PIMCO High Yield Portfolio (Class S)
ING Van Kampen Capital Growth Portfolio (Class I)

ING Partners, Inc.
ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
ING Oppenheimer Global Portfolio (Initial Class)
ING Oppenheimer Strategic Income Portfolio (Initial Class)
ING Pioneer High Yield Portfolio (Initial Class)
ING Templeton Foreign Equity Portfolio (Initial Class)
ING Thornburg Value Portfolio (Initial Class)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio Initial Class)
ING T. Rowe Price Growth Equity Portfolio (Initial Class)
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
ING Van Kampen Equity and Income Portfolio (Initial Class)

ING Strategic Allocation Portfolios, Inc.
ING Strategic Allocation Conservative Portfolio (Class I) *
ING Strategic Allocation Growth Portfolio (Class I) *
ING Strategic Allocation Moderate Portfolio (Class I) *

ING Variable Funds
ING Growth and Income Portfolio (Class I)

ING Variable Portfolios, Inc.
ING BlackRock Science and Technology Opportunities Portfolio (Class I)
ING Index Plus LargeCap Portfolio (Class I)
ING International Index Portfolio (Class I)
ING Opportunistic LargeCap Portfolio (Class I)
ING Russell^{TM} Large Cap Index Portfolio (Class I)
ING Russell^{TM} Large Cap Value Index Portfolio (Class S)
ING Small Company Portfolio (Class I)

ING Balanced Portfolio, Inc.
ING Balanced Portfolio (Class I)

ING Intermediate Bond Portfolio
ING Intermediate Bond Portfolio (Class I)

ING Money Market Portfolio
ING Money Market Portfolio (Class I)

Calvert Variable Series, Inc.
Calvert Social Balanced Portfolio

Fidelity® Variable Insurance Products
Fidelity® VIP *Contrafund*® Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Class I)
Fidelity® VIP Index 500 Portfolio (Class I)

---

* These investment portfolios are structured as "fund of funds." See "Investment Options – Mutual Fund (Fund) Descriptions" and "Fund Expenses" in the prospectus for more information about "fund of funds."

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. ING Financial Advisers, LLC offers the securities under the Contracts on a continuous basis, however, the Contract is no longer available to new purchasers. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2008, 2007, 2006 and 2005 amounted to $2,501,353.46, $2,666,060.62 and $2,507,216.09, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA 30308 is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
Federated Insurance Series:
  Federated American Leaders Fund II - Primary Shares
  Federated Capital Income Fund II
  Federated Equity Income Fund II
  Federated Fund for U.S. Government Securities II
  Federated High Income Bond Fund II - Primary Shares
  Federated International Equity Fund II
  Federated Mid Cap Growth Strategies Fund II
  Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING American Funds Growth Portfolio
  ING American Funds Growth-Income Portfolio
  ING American Funds International Portfolio
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Global Real Estate Portfolio - Institutional Class
  ING Global Real Estate Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class

ING Investors Trust (continued):
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING JPMorgan Value Opportunities Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Service Class
  ING LifeStyle Aggressive Growth Portfolio - Service Class
  ING LifeStyle Growth Portfolio - Service Class
  ING LifeStyle Moderate Growth Portfolio - Service Class
  ING LifeStyle Moderate Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING Mid Cap Growth Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Oppenheimer Main Street Portfolio® - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Capital Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Van Kampen Real Estate Portfolio - Service Class

ING Investors Trust (continued):
    ING VP Index Plus International Equity Portfolio - Institutional Class
    ING VP Index Plus International Equity Portfolio - Service Class
    ING Wells Fargo Disciplined Value Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING American Century Large Company Value Portfolio - Service Class
    ING American Century Small-Mid Cap Value Portfolio - Service Class
    ING Baron Asset Portfolio - Service Class
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING JPMorgan International Portfolio - Initial Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
    ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
    ING Neuberger Berman Partners Portfolio - Initial Class
    ING Neuberger Berman Partners Portfolio - Service Class
    ING Neuberger Berman Regency Portfolio - Service Class
    ING OpCap Balanced Value Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio - Service Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Pioneer High Yield Portfolio - Initial Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
    ING T. Rowe Price Growth Equity Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Service Class
    ING Thornburg Value Portfolio - Initial Class
    ING UBS U.S. Large Cap Equity Portfolio - Initial Class
    ING UBS U.S. Small Cap Growth Portfolio - Service Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio - Class I
    ING VP Strategic Allocation Growth Portfolio - Class I
    ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 1
    ING GET U.S. Core Portfolio - Series 2
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 4
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8

ING Variable Insurance Trust (continued):
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology Portfolio - Class I
    ING International Index Portfolio - Class I
    ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
    ING Opportunistic Large Cap Growth Portfolio - Class I
    ING Opportunistic Large Cap Value Portfolio - Class I
    ING Opportunistic Large Cap Value Portfolio - Class S
    ING Russell™ Large Cap Index Portfolio - Class I
    ING Russell™ Mid Cap Index Portfolio - Class I
    ING Russell™ Small Cap Index Portfolio - Class I
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I
    ING VP Small Company Portfolio - Class I
ING Variable Products Trust:
    ING VP Financial Services Portfolio - Class I
    ING VP High Yield Bond Portfolio - Class I
    ING VP International Value Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP Real Estate Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional Shares
    Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Mid Cap Fund/VA
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I

Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares	Federated Capital Income Fund II
Assets					
Investments in mutual funds					
at fair value	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Total assets	523	1,084	1,172	8,770	1,491
Net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Net assets					
Accumulation units	$ 470	$ 829	$ 1,172	$ 8,746	$ 1,485
Contracts in payout (annuitization)					
period	53	255	-	24	6
Total net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Total number of shares	30,979	54,871	939,251	1,077,446	205,590
Cost of shares	$ 802	$ 1,454	$ 1,722	$ 17,065	$ 1,806

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Assets					
Investments in mutual funds					
at fair value	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Total assets	2,394	1,916	3,488	1,384	2,540
Net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Net assets					
Accumulation units	$ 2,329	$ 1,916	$ 3,461	$ 1,373	$ 2,540
Contracts in payout (annuitization)					
period	65	-	27	11	-
Total net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Total number of shares	219,797	167,297	693,477	136,985	199,351
Cost of shares	$ 2,698	$ 1,872	$ 5,140	$ 1,715	$ 3,864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Total assets	1,747	61,149	7,951	69	4,584
Net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Net assets					
Accumulation units	$ 1,747	$ 61,149	$ 7,951	$ -	$ 4,584
Contracts in payout (annuitization) period	-	-	-	69	-
Total net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Total number of shares	1,746,537	4,639,512	337,914	17,513	376,673
Cost of shares	$ 1,747	$ 109,716	$ 11,518	$ 106	$ 8,246

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Total assets	109,547	21,722	876	2,729	64
Net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Net assets					
Accumulation units	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Total number of shares	7,118,051	218,996	73,980	258,659	8,671
Cost of shares	$ 191,205	$ 26,020	$ 941	$ 4,523	$ 135

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Total assets	12,540	11,419	13,434	21,426	666
Net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Net assets					
Accumulation units	$ 11,113	$ 9,867	$ 11,947	$ 19,777	$ 666
Contracts in payout (annuitization)					
period	1,427	1,552	1,487	1,649	-
Total net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Total number of shares	343,938	438,854	960,283	3,207,530	77,732
Cost of shares	$ 20,825	$ 17,647	$ 20,695	$ 38,760	$ 889

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Total assets	6,965	13,578	815	3,482	1,885
Net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Net assets					
Accumulation units	$ 6,302	$ 12,340	$ 815	$ 3,482	$ 1,885
Contracts in payout (annuitization) period	663	1,238	-	-	-
Total net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Total number of shares	850,381	1,584,421	95,372	456,959	328,998
Cost of shares	$ 9,094	$ 22,238	$ 1,261	$ 5,046	$ 2,978

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328
Total assets	1,087	902	6,198	139	3,328
Net assets	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328
Net assets					
Accumulation units	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,087	$ 902	$ 6,198	$ 139	$ 3,328
Total number of shares	152,612	127,230	475,704	17,748	276,430
Cost of shares	$ 1,536	$ 1,671	$ 11,464	$ 186	$ 6,560

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Total assets	4,184	1,919	102	10,576	1,426
Net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Net assets					
Accumulation units	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Total number of shares	348,378	226,596	12,093	1,780,401	238,489
Cost of shares	$ 7,454	$ 3,056	$ 155	$ 18,401	$ 2,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777
Total assets	7,156	7,015	162	1,068	4,777
Net assets	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777
Net assets					
Accumulation units	$ 7,156	$ 6,370	$ 162	$ 1,068	$ 4,777
Contracts in payout (annuitization) period	-	645	-	-	-
Total net assets	$ 7,156	$ 7,015	$ 162	$ 1,068	$ 4,777
Total number of shares	767,012	2,057,231	47,741	148,749	600,905
Cost of shares	$ 12,444	$ 17,285	$ 413	$ 1,871	$ 7,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Total assets	6,997	7,314	4,020	458	1,285
Net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Net assets					
Accumulation units	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Total number of shares	845,080	830,231	615,631	69,681	114,337
Cost of shares	$ 10,473	$ 9,900	$ 7,038	$ 778	$ 2,009

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class		ING MFS Total Return Portfolio - Institutional Class		ING MFS Total Return Portfolio - Service Class		ING MFS Utilities Portfolio - Service Class		ING Oppenheimer Main Street Portfolio® - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	5,138	$	48,840	$	1,153	$	2,161	$	1,448
Total assets		5,138		48,840		1,153		2,161		1,448
Net assets	$	5,138	$	48,840	$	1,153	$	2,161	$	1,448
Net assets										
Accumulation units	$	5,138	$	48,840	$	1,153	$	2,161	$	1,242
Contracts in payout (annuitization) period		-		-		-		-		206
Total net assets	$	5,138	$	48,840	$	1,153	$	2,161	$	1,448
Total number of shares		670,771		4,114,600		96,914		227,262		119,642
Cost of shares	$	9,849	$	70,844	$	1,682	$	3,669	$	2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Total assets	112	1,748	3,765	10,140	2,428
Net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Net assets					
Accumulation units	$ 112	$ 1,748	$ 3,765	$ 8,260	$ 2,428
Contracts in payout (annuitization) period	-	-	-	1,880	-
Total net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Total number of shares	9,192	248,974	611,192	1,280,366	319,922
Cost of shares	$ 173	$ 2,416	$ 5,654	$ 14,671	$ 3,791

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Total assets	700	7,963	4,389	438	23,558
Net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Net assets					
Accumulation units	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,182
Contracts in payout (annuitization) period	-	-	-	-	376
Total net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Total number of shares	92,376	516,386	518,744	53,220	3,394,578
Cost of shares	$ 1,089	$ 12,358	$ 6,974	$ 770	$ 45,026

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Total assets	835	1,064	9,835	600	123
Net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Net assets					
Accumulation units	$ 835	$ 1,064	$ 8,714	$ 600	$ 123
Contracts in payout (annuitization) period	-	-	1,121	-	-
Total net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Total number of shares	52,873	75,584	1,906,069	116,442	19,712
Cost of shares	$ 1,316	$ 1,877	$ 21,564	$ 1,291	$ 195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Total assets	170	1,200	266	2,765	761
Net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Net assets					
Accumulation units	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Total number of shares	36,366	163,500	37,923	249,580	111,588
Cost of shares	$ 189	$ 1,715	$ 405	$ 4,304	$ 1,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Total assets	2,118	1,530	16,298	14,045	226
Net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Net assets					
Accumulation units	$ 2,118	$ 1,530	$ 15,638	$ 11,670	$ 226
Contracts in payout (annuitization) period	-	-	660	2,375	-
Total net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Total number of shares	173,918	164,714	554,927	2,548,944	41,285
Cost of shares	$ 3,323	$ 2,467	$ 18,882	$ 26,582	$ 264

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Total assets	76,622	44,027	16	9,940	12,668
Net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Net assets					
Accumulation units	$ 74,064	$ 41,558	$ -	$ 9,940	$ 11,380
Contracts in payout (annuitization)					
period	2,558	2,469	16	-	1,288
Total net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Total number of shares	8,438,524	4,913,729	1,735	902,822	1,945,996
Cost of shares	$ 108,429	$ 51,326	$ 19	$ 10,077	$ 17,565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Total assets	2,423	1,467	1,196	764	1,349
Net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Net assets					
Accumulation units	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Total number of shares	277,838	180,002	149,158	96,167	143,980
Cost of shares	$ 3,217	$ 2,079	$ 1,768	$ 1,073	$ 1,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Total assets	32,650	25,211	18,241	13,421	15,297
Net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Net assets					
Accumulation units	$ 32,650	$ 22,010	$ 16,993	$ 11,621	$ 15,297
Contracts in payout (annuitization) period	-	3,201	1,248	1,800	-
Total net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Total number of shares	7,097,747	771,464	2,317,820	658,542	2,467,276
Cost of shares	$ 55,311	$ 35,506	$ 29,435	$ 17,056	$ 20,559

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Total assets	1,370	67,293	8,278	8,438	9,608
Net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Net assets					
Accumulation units	$ 1,370	$ 67,293	$ 6,242	$ 6,430	$ 7,269
Contracts in payout (annuitization) period	-	-	2,036	2,008	2,339
Total net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Total number of shares	192,434	2,613,313	905,707	932,377	1,055,859
Cost of shares	$ 2,256	$ 88,758	$ 11,421	$ 12,777	$ 14,564

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I		ING GET U.S. Core Portfolio - Series 3		ING GET U.S. Core Portfolio - Series 4		ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6	
Assets										
Investments in mutual funds at fair value	$	186,679	$	16,807	$	2,543	$	1,685	$	22,445
Total assets		186,679		16,807		2,543		1,685		22,445
Net assets	$	186,679	$	16,807	$	2,543	$	1,685	$	22,445
Net assets										
Accumulation units	$	141,206	$	16,807	$	2,543	$	1,685	$	22,445
Contracts in payout (annuitization) period		45,473		-		-		-		-
Total net assets	$	186,679	$	16,807	$	2,543	$	1,685	$	22,445
Total number of shares		12,354,647		1,771,032		302,422		213,348		2,754,030
Cost of shares	$	237,330	$	17,638	$	2,977	$	2,058	$	26,891

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds at fair value	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Total assets	12,593	10,922	8,130	6,522	8,130
Net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Net assets					
Accumulation units	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Total number of shares	1,572,115	1,370,359	1,025,235	783,855	987,852
Cost of shares	$ 15,103	$ 13,262	$ 9,817	$ 7,603	$ 9,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Total assets	20,401	19,436	21,091	3,743	211
Net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Net assets					
Accumulation units	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Total number of shares	2,553,318	1,943,575	2,016,332	1,141,276	32,871
Cost of shares	$ 24,272	$ 19,674	$ 20,564	$ 5,675	$ 315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Total assets	96	7,963	4,682	285	641
Net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Net assets					
Accumulation units	$ 96	$ 6,902	$ 4,682	$ 285	$ 641
Contracts in payout (annuitization) period	-	1,061	-	-	-
Total net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Total number of shares	9,520	1,144,145	541,295	33,219	88,894
Cost of shares	$ 92	$ 9,875	$ 6,856	$ 451	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Total assets	29	35	79,909	7,814	3,465
Net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Net assets					
Accumulation units	$ 29	$ 35	$ 62,222	$ 7,814	$ 3,465
Contracts in payout (annuitization) period	-	-	17,687	-	-
Total net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Total number of shares	4,411	4,562	7,654,109	786,096	368,191
Cost of shares	$ 42	$ 45	$ 117,772	$ 13,494	$ 5,919

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Total assets	27,869	3,607	498	2,720	522
Net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Net assets					
Accumulation units	$ 24,019	$ 3,607	$ 498	$ 2,720	$ 522
Contracts in payout (annuitization)					
period	3,850	-	-	-	-
Total net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Total number of shares	2,381,962	532,770	77,869	432,475	42,569
Cost of shares	$ 45,187	$ 6,662	$ 698	$ 2,844	$ 640

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Total assets	1,876	81,353	100,529	207,378	16
Net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Net assets					
Accumulation units	$ 1,876	$ 58,301	$ 91,590	$ 196,878	$ 16
Contracts in payout (annuitization) period	-	23,052	8,939	10,500	-
Total net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Total number of shares	155,661	8,861,996	9,073,007	207,377,659	684
Cost of shares	$ 2,798	$ 111,675	$ 117,716	$ 207,378	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Assets					
Investments in mutual funds					
at fair value	$ 3	$ 5	$ 1	$ 2	$ 2,000
Total assets	3	5	1	2	2,000
Net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000
Net assets					
Accumulation units	$ 3	$ 5	$ 1	$ 2	$ 2,000
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000
Total number of shares	223	347	63	91	190,286
Cost of shares	$ 3	$ 7	$ 2	$ 3	$ 3,752

The accompanying notes are an integral part of these financial statements.

31

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 47	$ 255	$ 382	$ 37	$ 5,888
Total assets	47	255	382	37	5,888
Net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888
Net assets					
Accumulation units	$ 47	$ -	$ 382	$ -	$ 5,888
Contracts in payout (annuitization) period	-	255	-	37	-
Total net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888
Total number of shares	2,318	17,495	35,848	1,344	522,923
Cost of shares	$ 77	$ 409	$ 636	$ 67	$ 6,601

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds at fair value	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Total assets	1,033	308	406	1,732	231
Net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Net assets					
Accumulation units	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Total number of shares	65,239	47,733	19,633	124,865	11,968
Cost of shares	$ 2,330	$ 493	$ 573	$ 3,386	$ 394

The accompanying notes are an integral part of these financial statements.

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares	Federated Capital Income Fund II
Net investment income (loss)					
Income:					
Dividends	$ -	$ 31	$ 39	$ 253	$ 125
Total investment income	-	31	39	253	125
Expenses:					
Mortality and expense risk and other charges	6	14	17	182	28
Total expenses	6	14	17	182	28
Net investment income (loss)	(6)	17	22	71	97
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	86	8	(2,513)	163
Capital gains distributions	-	-	22	3,909	-
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	1,396	163
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(6,707)	(698)
Net realized and unrealized gain (loss) on investments	(386)	(514)	(568)	(5,311)	(535)
Net increase (decrease) in net assets resulting from operations	$ (392)	$ (497)	$ (546)	$ (5,240)	$ (438)

The accompanying notes are an integral part of these financial statements.

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Net investment income (loss)					
Income:					
Dividends	$ 138	$ 101	$ 478	$ 16	$ -
Total investment income	138	101	478	16	-
Expenses:					
Mortality and expense risk and					
other charges	50	28	66	34	62
Total expenses	50	28	66	34	62
Net investment income (loss)	88	73	412	(18)	(62)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	61	(9)	(59)	111	(358)
Capital gains distributions	-	-	-	-	1,296
Total realized gain (loss) on investments					
and capital gains distributions	61	(9)	(59)	111	938
Net unrealized appreciation					
(depreciation) of investments	(1,429)	(10)	(1,681)	(1,453)	(3,095)
Net realized and unrealized gain (loss)					
on investments	(1,368)	(19)	(1,740)	(1,342)	(2,157)
Net increase (decrease) in net assets					
resulting from operations	$ (1,280)	$ 54	$ (1,328)	$ (1,360)	$ (2,219)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 49	$ 2,266	$ 101	$ 8	$ 178
Total investment income	49	2,266	101	8	178
Expenses:					
Mortality and expense risk and other charges	28	1,259	115	1	69
Total expenses	28	1,259	115	1	69
Net investment income (loss)	21	1,007	(14)	7	109
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	1,460	317	(1)	(362)
Capital gains distributions	-	115	-	-	934
Total realized gain (loss) on investments and capital gains distributions	-	1,575	317	(1)	572
Net unrealized appreciation (depreciation) of investments	-	(56,060)	(7,918)	(30)	(4,850)
Net realized and unrealized gain (loss) on investments	-	(54,485)	(7,601)	(31)	(4,278)
Net increase (decrease) in net assets resulting from operations	$ 21	$ (53,478)	$ (7,615)	$ (24)	$ (4,169)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series U
Net investment income (loss)					
Income:					
Dividends	$ 1,601	$ 649	$ 41	$ 46	$ 411
Total investment income	1,601	649	41	46	411
Expenses:					
Mortality and expense risk and other charges	2,096	439	14	32	64
Total expenses	2,096	439	14	32	64
Net investment income (loss)	(495)	210	27	14	347
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,172	689	(5)	(16)	(2,157)
Capital gains distributions	5,455	361	1	316	1,163
Total realized gain (loss) on investments and capital gains distributions	10,627	1,050	(4)	300	(994)
Net unrealized appreciation (depreciation) of investments	(103,575)	(15,330)	(69)	(1,705)	(117)
Net realized and unrealized gain (loss) on investments	(92,948)	(14,280)	(73)	(1,405)	(1,111)
Net increase (decrease) in net assets resulting from operations	$ (93,443)	$ (14,070)	$ (46)	$ (1,391)	$ (764)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 456	$ -	$ 162	$ 251	$ 381
Total investment income	456	-	162	251	381
Expenses:					
Mortality and expense risk and other charges	221	1	266	228	275
Total expenses	221	1	266	228	275
Net investment income (loss)	235	(1)	(104)	23	106
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	352	(28)	(89)	(160)	(197)
Capital gains distributions	-	25	1,529	693	1,230
Total realized gain (loss) on investments and capital gains distributions	352	(3)	1,440	533	1,033
Net unrealized appreciation (depreciation) of investments	(849)	(70)	(12,672)	(8,829)	(12,561)
Net realized and unrealized gain (loss) on investments	(497)	(73)	(11,232)	(8,296)	(11,528)
Net increase (decrease) in net assets resulting from operations	$ (262)	$ (74)	$ (11,336)	$ (8,273)	$ (11,422)

The accompanying notes are an integral part of these financial statements.

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 1	$ 48	$ 242	$ 8
Total investment income	64	1	48	242	8
Expenses:					
Mortality and expense risk and other charges	393	6	121	270	10
Total expenses	393	6	121	270	10
Net investment income (loss)	(329)	(5)	(73)	(28)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,417)	(110)	(6)	(1,281)	(127)
Capital gains distributions	3,685	33	1,085	1,546	92
Total realized gain (loss) on investments and capital gains distributions	1,268	(77)	1,079	265	(35)
Net unrealized appreciation (depreciation) of investments	(16,599)	(238)	(3,981)	(10,098)	(546)
Net realized and unrealized gain (loss) on investments	(15,331)	(315)	(2,902)	(9,833)	(581)
Net increase (decrease) in net assets resulting from operations	$ (15,660)	$ (320)	$ (2,975)	$ (9,861)	$ (583)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 160	$ 83	$ -	$ -	$ 185
Total investment income	160	83	-	-	185
Expenses:					
Mortality and expense risk and					
other charges	71	36	3	21	112
Total expenses	71	36	3	21	112
Net investment income (loss)	89	47	(3)	(21)	73
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(245)	(166)	(49)	(488)	(493)
Capital gains distributions	40	4	-	-	1,883
Total realized gain (loss) on investments					
and capital gains distributions	(205)	(162)	(49)	(488)	1,390
Net unrealized appreciation					
(depreciation) of investments	(1,616)	(1,162)	(449)	(385)	(6,547)
Net realized and unrealized gain (loss)					
on investments	(1,821)	(1,324)	(498)	(873)	(5,157)
Net increase (decrease) in net assets					
resulting from operations	$ (1,732)	$ (1,277)	$ (501)	$ (894)	$ (5,084)

The accompanying notes are an integral part of these financial statements.

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 160	$ 183	$ 22	$ 1
Total investment income	1	160	183	22	1
Expenses:					
Mortality and expense risk and other charges	1	94	64	36	1
Total expenses	1	94	64	36	1
Net investment income (loss)	-	66	119	(14)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(105)	(10)	371	(162)	(15)
Capital gains distributions	28	361	451	262	11
Total realized gain (loss) on investments and capital gains distributions	(77)	351	822	100	(4)
Net unrealized appreciation (depreciation) of investments	(47)	(4,720)	(5,878)	(1,062)	(40)
Net realized and unrealized gain (loss) on investments	(124)	(4,369)	(5,056)	(962)	(44)
Net increase (decrease) in net assets resulting from operations	$ (124)	$ (4,303)	$ (4,937)	$ (976)	$ (44)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 634	$ 64	$ -	$ 38	$ -
Total investment income	634	64	-	38	-
Expenses:					
Mortality and expense risk and other charges	222	29	112	166	2
Total expenses	222	29	112	166	2
Net investment income (loss)	412	35	(112)	(128)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,210)	(71)	(257)	(1,849)	(67)
Capital gains distributions	2,020	239	1,216	3,151	78
Total realized gain (loss) on investments and capital gains distributions	810	168	959	1,302	11
Net unrealized appreciation (depreciation) of investments	(9,990)	(1,247)	(7,252)	(11,479)	(237)
Net realized and unrealized gain (loss) on investments	(9,180)	(1,079)	(6,293)	(10,177)	(226)
Net increase (decrease) in net assets resulting from operations	$ (8,768)	$ (1,044)	$ (6,405)	$ (10,305)	$ (228)

The accompanying notes are an integral part of these financial statements.

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 104	$ 202	$ 182	$ 178
Total investment income	27	104	202	182	178
Expenses:					
Mortality and expense risk and other charges	20	81	139	131	46
Total expenses	20	81	139	131	46
Net investment income (loss)	7	23	63	51	132
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(185)	(104)	(319)	(299)	(201)
Capital gains distributions	162	358	491	325	776
Total realized gain (loss) on investments and capital gains distributions	(23)	254	172	26	575
Net unrealized appreciation (depreciation) of investments	(766)	(3,134)	(4,070)	(3,025)	(3,148)
Net realized and unrealized gain (loss) on investments	(789)	(2,880)	(3,898)	(2,999)	(2,573)
Net increase (decrease) in net assets resulting from operations	$ (782)	$ (2,857)	$ (3,835)	$ (2,948)	$ (2,441)

The accompanying notes are an integral part of these financial statements.

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17	$ 10	$ 97	$ 4,198	$ 85
Total investment income	17	10	97	4,198	85
Expenses:					
Mortality and expense risk and					
other charges	9	18	116	894	12
Total expenses	9	18	116	894	12
Net investment income (loss)	8	(8)	(19)	3,304	73
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(67)	(75)	(431)	(4,389)	(68)
Capital gains distributions	104	-	1,006	6,658	143
Total realized gain (loss) on investments					
and capital gains distributions	37	(75)	575	2,269	75
Net unrealized appreciation					
(depreciation) of investments	(351)	(847)	(6,683)	(23,157)	(498)
Net realized and unrealized gain (loss)					
on investments	(314)	(922)	(6,108)	(20,888)	(423)
Net increase (decrease) in net assets					
resulting from operations	$ (306)	$ (930)	$ (6,127)	$ (17,584)	$ (350)

The accompanying notes are an integral part of these financial statements.

	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 102	$ -	$ 67	$ 4	$ 193
Total investment income	102	-	67	4	193
Expenses:					
Mortality and expense risk and					
other charges	28	1	30	1	28
Total expenses	28	1	30	1	28
Net investment income (loss)	74	(1)	37	3	165
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(310)	(18)	(85)	(1)	(157)
Capital gains distributions	399	-	-	-	1
Total realized gain (loss) on investments					
and capital gains distributions	89	(18)	(85)	(1)	(156)
Net unrealized appreciation					
(depreciation) of investments	(1,701)	3	(939)	(62)	(580)
Net realized and unrealized gain (loss)					
on investments	(1,612)	(15)	(1,024)	(63)	(736)
Net increase (decrease) in net assets					
resulting from operations	$ (1,538)	$ (16)	$ (987)	$ (60)	$ (571)

The accompanying notes are an integral part of these financial statements.

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 143	$ 516	$ 64	$ 15	$ 399
Total investment income	143	516	64	15	399
Expenses:					
Mortality and expense risk and					
other charges	46	200	25	12	80
Total expenses	46	200	25	12	80
Net investment income (loss)	97	316	39	3	319
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(196)	588	(134)	(175)	(275)
Capital gains distributions	-	608	181	58	865
Total realized gain (loss) on investments					
and capital gains distributions	(196)	1,196	47	(117)	590
Net unrealized appreciation					
(depreciation) of investments	(1,671)	(7,916)	(1,278)	(284)	(3,970)
Net realized and unrealized gain (loss)					
on investments	(1,867)	(6,720)	(1,231)	(401)	(3,380)
Net increase (decrease) in net assets					
resulting from operations	$ (1,770)	$ (6,404)	$ (1,192)	$ (398)	$ (3,061)

The accompanying notes are an integral part of these financial statements.

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 247	$ 9	$ 150	$ 40	$ 39
Total investment income	247	9	150	40	39
Expenses:					
Mortality and expense risk and					
other charges	59	12	21	339	9
Total expenses	59	12	21	339	9
Net investment income (loss)	188	(3)	129	(299)	30
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(456)	(155)	(952)	(1,990)	(42)
Capital gains distributions	488	36	615	1,136	83
Total realized gain (loss) on investments and capital gains distributions	32	(119)	(337)	(854)	41
Net unrealized appreciation (depreciation) of investments	(2,867)	(297)	(128)	(21,468)	(458)
Net realized and unrealized gain (loss) on investments	(2,835)	(416)	(465)	(22,322)	(417)
Net increase (decrease) in net assets resulting from operations	$ (2,647)	$ (419)	$ (336)	$ (22,621)	$ (387)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 283	$ 19	$ 1,132	$ 55	$ 11
Total investment income	283	19	1,132	55	11
Expenses:					
Mortality and expense risk and other charges	213	13	215	8	3
Total expenses	213	13	215	8	3
Net investment income (loss)	70	6	917	47	8
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3,050)	(882)	(3,863)	(136)	(86)
Capital gains distributions	1,817	292	5,025	261	-
Total realized gain (loss) on investments and capital gains distributions	(1,233)	(590)	1,162	125	(86)
Net unrealized appreciation (depreciation) of investments	(2,223)	(283)	(11,378)	(666)	30
Net realized and unrealized gain (loss) on investments	(3,456)	(873)	(10,216)	(541)	(56)
Net increase (decrease) in net assets resulting from operations	$ (3,386)	$ (867)	$ (9,299)	$ (494)	$ (48)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 27	$ 9	$ -	$ -
Total investment income	2	27	9	-	-
Expenses:					
Mortality and expense risk and					
other charges	3	2	10	5	39
Total expenses	3	2	10	5	39
Net investment income (loss)	(1)	25	(1)	(5)	(39)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(58)	(214)	(51)	(256)	(133)
Capital gains distributions	26	78	138	10	135
Total realized gain (loss) on investments					
and capital gains distributions	(32)	(136)	87	(246)	2
Net unrealized appreciation					
(depreciation) of investments	(50)	4	(403)	(140)	(2,082)
Net realized and unrealized gain (loss)					
on investments	(82)	(132)	(316)	(386)	(2,080)
Net increase (decrease) in net assets					
resulting from operations	$ (83)	$ (107)	$ (317)	$ (391)	$ (2,119)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 21	$ 1,035	$ 43	$ -
Total investment income	1	21	1,035	43	-
Expenses:					
Mortality and expense risk and other charges	14	32	125	20	321
Total expenses	14	32	125	20	321
Net investment income (loss)	(13)	(11)	910	23	(321)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(38)	(82)	(12,350)	(32)	1,691
Capital gains distributions	9	31	17,447	197	-
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	5,097	165	1,691
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(7,404)	(1,009)	(13,101)
Net realized and unrealized gain (loss) on investments	(513)	(1,383)	(2,307)	(844)	(11,410)
Net increase (decrease) in net assets resulting from operations	$ (526)	$ (1,394)	$ (1,397)	$ (821)	$ (11,731)

The accompanying notes are an integral part of these financial statements.

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 180	$ 68	$ -	$ -	$ 36
Total investment income	180	68	-	-	36
Expenses:					
Mortality and expense risk and					
other charges	49	356	1	-	6
Total expenses	49	356	1	-	6
Net investment income (loss)	131	(288)	(1)	-	30
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(214)	(865)	(33)	(15)	(477)
Capital gains distributions	378	-	-	-	164
Total realized gain (loss) on investments					
and capital gains distributions	164	(865)	(33)	(15)	(313)
Net unrealized appreciation					
(depreciation) of investments	(127)	(15,646)	(39)	11	23
Net realized and unrealized gain (loss)					
on investments	37	(16,511)	(72)	(4)	(290)
Net increase (decrease) in net assets					
resulting from operations	$ 168	$ (16,799)	$ (73)	$ (4)	$ (260)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2,679	$ 3,021	$ 1	$ 419	$ 492
Total investment income	2,679	3,021	1	419	492
Expenses:					
Mortality and expense risk and other charges	1,412	738	-	80	59
Total expenses	1,412	738	-	80	59
Net investment income (loss)	1,267	2,283	1	339	433
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,671	815	-	84	(460)
Capital gains distributions	9,258	202	-	134	7
Total realized gain (loss) on investments and capital gains distributions	11,929	1,017	-	218	(453)
Net unrealized appreciation (depreciation) of investments	(71,805)	(13,035)	(4)	(649)	(4,889)
Net realized and unrealized gain (loss) on investments	(59,876)	(12,018)	(4)	(431)	(5,342)
Net increase (decrease) in net assets resulting from operations	$ (58,609)	$ (9,735)	$ (3)	$ (92)	$ (4,909)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 46	$ 21	$ 19	$ 11	$ 20
Total investment income	46	21	19	11	20
Expenses:					
Mortality and expense risk and other charges	20	15	13	9	10
Total expenses	20	15	13	9	10
Net investment income (loss)	26	6	6	2	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	54	(77)	(81)	(253)	(9)
Capital gains distributions	59	47	48	33	20
Total realized gain (loss) on investments and capital gains distributions	113	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(908)	(680)	(626)	(308)	(241)
Net realized and unrealized gain (loss) on investments	(795)	(710)	(659)	(528)	(230)
Net increase (decrease) in net assets resulting from operations	$ (769)	$ (704)	$ (653)	$ (526)	$ (220)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 232	$ 529	$ 602	$ -	$ 106
Total investment income	232	529	602	-	106
Expenses:					
Mortality and expense risk and other charges	624	513	208	5	240
Total expenses	624	513	208	5	240
Net investment income (loss)	(392)	16	394	(5)	(134)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	213	1,201	(1,809)	(26)	1,095
Capital gains distributions	8,215	3,035	-	-	-
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)	1,095
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)	(11,027)
Net realized and unrealized gain (loss) on investments	(26,748)	(20,904)	(13,003)	(71)	(9,932)
Net increase (decrease) in net assets resulting from operations	$ (27,140)	$ (20,888)	$ (12,609)	$ (76)	$ (10,066)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 550	$ -	$ 73	$ 4,479	$ 477
Total investment income	550	-	73	4,479	477
Expenses:					
Mortality and expense risk and other charges	296	-	16	1,100	144
Total expenses	296	-	16	1,100	144
Net investment income (loss)	254	-	57	3,379	333
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	661	(7)	(53)	(36)	(301)
Capital gains distributions	-	-	114	4,939	942
Total realized gain (loss) on investments and capital gains distributions	661	(7)	61	4,903	641
Net unrealized appreciation (depreciation) of investments	(12,137)	4	(955)	(32,701)	(3,955)
Net realized and unrealized gain (loss) on investments	(11,476)	(3)	(894)	(27,798)	(3,314)
Net increase (decrease) in net assets resulting from operations	$ (11,222)	$ (3)	$ (837)	$ (24,419)	$ (2,981)

The accompanying notes are an integral part of these financial statements.

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 269	$ 418	$ 3,880	$ 502	$ 240
Total investment income	269	418	3,880	502	240
Expenses:					
Mortality and expense risk and					
other charges	133	173	2,933	177	95
Total expenses	133	173	2,933	177	95
Net investment income (loss)	136	245	947	325	145
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(175)	(439)	4,363	(1,752)	(688)
Capital gains distributions	1,530	1,634	-	1,207	390
Total realized gain (loss) on investments					
and capital gains distributions	1,355	1,195	4,363	(545)	(298)
Net unrealized appreciation					
(depreciation) of investments	(6,271)	(6,295)	(129,666)	(475)	(219)
Net realized and unrealized gain (loss)					
on investments	(4,916)	(5,100)	(125,303)	(1,020)	(517)
Net increase (decrease) in net assets					
resulting from operations	$ (4,780)	$ (4,855)	$ (124,356)	$ (695)	$ (372)

The accompanying notes are an integral part of these financial statements.

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 434	$ 93	$ 34	$ 504	$ 319
Total investment income	434	93	34	504	319
Expenses:					
Mortality and expense risk and other charges	370	60	34	447	272
Total expenses	370	60	34	447	272
Net investment income (loss)	64	33	-	57	47
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(91)	(127)	(702)	(691)
Capital gains distributions	1,002	422	395	4,268	3,092
Total realized gain (loss) on investments and capital gains distributions	995	331	268	3,566	2,401
Net unrealized appreciation (depreciation) of investments	(2,136)	(623)	(479)	(5,913)	(3,677)
Net realized and unrealized gain (loss) on investments	(1,141)	(292)	(211)	(2,347)	(1,276)
Net increase (decrease) in net assets resulting from operations	$ (1,077)	$ (259)	$ (211)	$ (2,290)	$ (1,229)

The accompanying notes are an integral part of these financial statements.

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net investment income (loss)					
Income:					
Dividends	$ 248	$ 208	$ 218	$ 222	$ 506
Total investment income	248	208	218	222	506
Expenses:					
Mortality and expense risk and other charges	212	160	139	152	510
Total expenses	212	160	139	152	510
Net investment income (loss)	36	48	79	70	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(340)	(270)	(347)	(328)	(1,946)
Capital gains distributions	2,387	1,949	1,525	1,733	7,008
Total realized gain (loss) on investments and capital gains distributions	2,047	1,679	1,178	1,405	5,062
Net unrealized appreciation (depreciation) of investments	(3,239)	(2,484)	(1,796)	(1,698)	(8,028)
Net realized and unrealized gain (loss) on investments	(1,192)	(805)	(618)	(293)	(2,966)
Net increase (decrease) in net assets resulting from operations	$ (1,156)	$ (757)	$ (539)	$ (223)	$ (2,970)

The accompanying notes are an integral part of these financial statements.

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 581	$ 440	$ -	$ 4	$ 1
Total investment income	581	440	-	4	1
Expenses:					
Mortality and expense risk and other charges	527	455	68	1	-
Total expenses	527	455	68	1	-
Net investment income (loss)	54	(15)	(68)	3	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(378)	33	148	-	1
Capital gains distributions	1,767	127	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,389	160	148	-	1
Net unrealized appreciation (depreciation) of investments	(1,590)	(20)	(3,138)	(104)	4
Net realized and unrealized gain (loss) on investments	(201)	140	(2,990)	(104)	5
Net increase (decrease) in net assets resulting from operations	$ (147)	$ 125	$ (3,058)	$ (101)	$ 6

The accompanying notes are an integral part of these financial statements.

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 98	$ 141	$ 9	$ 7	$ -
Total investment income	98	141	9	7	-
Expenses:					
Mortality and expense risk and					
other charges	143	82	6	-	-
Total expenses	143	82	6	-	-
Net investment income (loss)	(45)	59	3	7	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	663	179	(44)	(6)	(5)
Capital gains distributions	-	1,107	88	-	-
Total realized gain (loss) on investments					
and capital gains distributions	663	1,286	44	(6)	(5)
Net unrealized appreciation					
(depreciation) of investments	(7,666)	(4,318)	(266)	(12)	(13)
Net realized and unrealized gain (loss)					
on investments	(7,003)	(3,032)	(222)	(18)	(18)
Net increase (decrease) in net assets					
resulting from operations	$ (7,048)	$ (2,973)	$ (219)	$ (11)	$ (18)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Small Company Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2,695	$ 161	$ 46	$ 447
Total investment income	-	2,695	161	46	447
Expenses:					
Mortality and expense risk and					
other charges	-	1,507	94	40	497
Total expenses	-	1,507	94	40	497
Net investment income (loss)	-	1,188	67	6	(50)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6)	9,179	(169)	(200)	(1,819)
Capital gains distributions	-	9,470	1,513	313	5,656
Total realized gain (loss) on investments					
and capital gains distributions	(6)	18,649	1,344	113	3,837
Net unrealized appreciation					
(depreciation) of investments	(10)	(74,251)	(6,555)	(2,004)	(18,242)
Net realized and unrealized gain (loss)					
on investments	(16)	(55,602)	(5,211)	(1,891)	(14,405)
Net increase (decrease) in net assets					
resulting from operations	$ (16)	$ (54,414)	$ (5,144)	$ (1,885)	$ (14,455)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 12	$ 1,252	$ 133	$ -	$ -
Total investment income	12	1,252	133	-	-
Expenses:					
Mortality and expense risk and other charges	4	192	42	6	58
Total expenses	4	192	42	6	58
Net investment income (loss)	8	1,060	91	(6)	(58)
Realized and unrealized gain (loss) **on investments**					
Net realized gain (loss) on investments	(309)	(3,297)	(372)	(14)	782
Capital gains distributions	49	-	716	-	-
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,297)	344	(14)	782
Net unrealized appreciation (depreciation) of investments	97	1,092	(2,981)	(312)	(2,722)
Net realized and unrealized gain (loss) on investments	(163)	(2,205)	(2,637)	(326)	(1,940)
Net increase (decrease) in net assets resulting from operations	$ (155)	$ (1,145)	$ (2,546)	$ (332)	$ (1,998)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 26	$ -	$ -	$ 4,243	$ 6,055
Total investment income	26	-	-	4,243	6,055
Expenses:					
Mortality and expense risk and					
other charges	8	3	39	1,375	1,229
Total expenses	8	3	39	1,375	1,229
Net investment income (loss)	18	(3)	(39)	2,868	4,826
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(623)	(83)	91	(1,420)	(2,946)
Capital gains distributions	262	63	516	10,974	2,670
Total realized gain (loss) on investments					
and capital gains distributions	(361)	(20)	607	9,554	(276)
Net unrealized appreciation					
(depreciation) of investments	389	(128)	(1,789)	(49,597)	(15,079)
Net realized and unrealized gain (loss)					
on investments	28	(148)	(1,182)	(40,043)	(15,355)
Net increase (decrease) in net assets					
resulting from operations	$ 46	$ (151)	$ (1,221)	$ (37,175)	$ (10,529)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 10,799	$ -	$ -	$ -	$ -
Total investment income	10,799	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	2,569	-	-	-	-
Total expenses	2,569	-	-	-	-
Net investment income (loss)	8,230	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	411	1	-	-	1
Capital gains distributions	-	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	411	2	-	-	1
Net unrealized appreciation (depreciation) of investments	(5,671)	(5)	-	(4)	(3)
Net realized and unrealized gain (loss) on investments	(5,260)	(3)	-	(4)	(2)
Net increase (decrease) in net assets resulting from operations	$ 2,970	$ (3)	$ -	$ (4)	$ (2)

The accompanying notes are an integral part of these financial statements.

	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ 36	$ 1	$ 6	$ 3
Total investment income	-	36	1	6	3
Expenses:					
Mortality and expense risk and					
other charges	-	28	-	4	4
Total expenses	-	28	-	4	4
Net investment income (loss)	-	8	1	2	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(354)	-	(6)	(19)
Capital gains distributions	-	119	5	25	29
Total realized gain (loss) on investments					
and capital gains distributions	-	(235)	5	19	10
Net unrealized appreciation					
(depreciation) of investments	(2)	(1,270)	(37)	(191)	(245)
Net realized and unrealized gain (loss)					
on investments	(2)	(1,505)	(32)	(172)	(235)
Net increase (decrease) in net assets					
resulting from operations	$ (2)	$ (1,497)	$ (31)	$ (170)	$ (236)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Net investment income (loss)					
Income:					
Dividends	$ -	$ 231	$ 10	$ 70	$ 9
Total investment income	-	231	10	70	9
Expenses:					
Mortality and expense risk and					
other charges	1	55	20	8	7
Total expenses	1	55	20	8	7
Net investment income (loss)	(1)	176	(10)	62	2
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(20)	(9)	(714)	(209)	(402)
Capital gains distributions	-	9	407	9	131
Total realized gain (loss) on investments					
and capital gains distributions	(20)	-	(307)	(200)	(271)
Net unrealized appreciation					
(depreciation) of investments	(28)	(764)	(1,479)	(169)	(185)
Net realized and unrealized gain (loss)					
on investments	(48)	(764)	(1,786)	(369)	(456)
Net increase (decrease) in net assets					
resulting from operations	$ (49)	$ (588)	$ (1,796)	$ (307)	$ (454)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Wanger Select	Wanger USA
Net investment income (loss)		
Income:		
Dividends	$ -	$ -
Total investment income	-	-
Expenses:		
Mortality and expense risk and		
other charges	26	3
Total expenses	26	3
Net investment income (loss)	(26)	(3)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(293)	(59)
Capital gains distributions	104	37
Total realized gain (loss) on investments		
and capital gains distributions	(189)	(22)
Net unrealized appreciation		
(depreciation) of investments	(1,660)	(142)
Net realized and unrealized gain (loss)		
on investments	(1,849)	(164)
Net increase (decrease) in net assets		
resulting from operations	$ (1,875)	$ (167)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares
Net assets at January 1, 2007	$ 1,077	$ 1,623	$ 2,101	$ 24,783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	3	21	25
Total realized gain (loss) on investments and capital gains distributions	73	83	248	2,447
Net unrealized appreciation (depreciation) of investments	58	29	(231)	(4,673)
Net increase (decrease) in net assets from operations	122	115	38	(2,201)
Changes from principal transactions:				
Total unit transactions	(270)	(246)	(373)	(5,138)
Increase (decrease) in assets derived from principal transactions	(270)	(246)	(373)	(5,138)
Total increase (decrease)	(148)	(131)	(335)	(7,339)
Net assets at December 31, 2007	929	1,492	1,766	17,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	17	22	71
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	1,396
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(6,707)
Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(5,240)
Changes from principal transactions:				
Total unit transactions	(14)	89	(48)	(3,434)
Increase (decrease) in assets derived from principal transactions	(14)	89	(48)	(3,434)
Total increase (decrease)	(406)	(408)	(594)	(8,674)
Net assets at December 31, 2008	$ 523	$ 1,084	$ 1,172	$ 8,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Federated Capital Income Fund II	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2007	$ 3,039	$ 6,196	$ 2,385	$ 6,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	87	68	416
Total realized gain (loss) on investments and capital gains distributions	9	253	(15)	118
Net unrealized appreciation (depreciation) of investments	(39)	(270)	48	(400)
Net increase (decrease) in net assets from operations	77	70	101	134
Changes from principal transactions:				
Total unit transactions	(579)	(1,577)	(361)	(1,075)
Increase (decrease) in assets derived from principal transactions	(579)	(1,577)	(361)	(1,075)
Total increase (decrease)	(502)	(1,507)	(260)	(941)
Net assets at December 31, 2007	2,537	4,689	2,125	5,582
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	88	73	412
Total realized gain (loss) on investments and capital gains distributions	163	61	(9)	(59)
Net unrealized appreciation (depreciation) of investments	(698)	(1,429)	(10)	(1,681)
Net increase (decrease) in net assets from operations	(438)	(1,280)	54	(1,328)
Changes from principal transactions:				
Total unit transactions	(608)	(1,015)	(263)	(766)
Increase (decrease) in assets derived from principal transactions	(608)	(1,015)	(263)	(766)
Total increase (decrease)	(1,046)	(2,295)	(209)	(2,094)
Net assets at December 31, 2008	$ 1,491	$ 2,394	$ 1,916	$ 3,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2007	$ 3,845	$ 6,433	$ 2,102	$ 187,746
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(92)	70	601
Total realized gain (loss) on investments and capital gains distributions	178	32	-	25,838
Net unrealized appreciation (depreciation) of investments	169	1,067	-	(24,034)
Net increase (decrease) in net assets from operations	301	1,007	70	2,405
Changes from principal transactions:				
Total unit transactions	(597)	(1,326)	(257)	(45,976)
Increase (decrease) in assets derived from principal transactions	(597)	(1,326)	(257)	(45,976)
Total increase (decrease)	(296)	(319)	(187)	(43,571)
Net assets at December 31, 2007	3,549	6,114	1,915	144,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation) of investments	(1,453)	(3,095)	-	(56,060)
Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:				
Total unit transactions	(805)	(1,355)	(189)	(29,548)
Increase (decrease) in assets derived from principal transactions	(805)	(1,355)	(189)	(29,548)
Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)
Net assets at December 31, 2008	$ 1,384	$ 2,540	$ 1,747	$ 61,149

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2007	$ 14,214	$ 223	$ 8,523	$ 267,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	8	225	(900)
Total realized gain (loss) on investments and capital gains distributions	625	2	1,493	86,953
Net unrealized appreciation (depreciation) of investments	2,724	(6)	(353)	(47,847)
Net increase (decrease) in net assets from operations	3,338	4	1,365	38,206
Changes from principal transactions:				
Total unit transactions	(597)	(124)	288	(63,726)
Increase (decrease) in assets derived from principal transactions	(597)	(124)	288	(63,726)
Total increase (decrease)	2,741	(120)	1,653	(25,520)
Net assets at December 31, 2007	16,955	103	10,176	241,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation) of investments	(7,918)	(30)	(4,850)	(103,575)
Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:				
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)
Increase (decrease) in assets derived from principal transactions	(1,389)	(10)	(1,423)	(38,933)
Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)
Net assets at December 31, 2008	$ 7,951	$ 69	$ 4,584	$ 109,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series U
Net assets at January 1, 2007	$ 49,643	$ 1,210	$ 4,969	$ 19,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	995	34	(12)	69
Total realized gain (loss) on investments and capital gains distributions	2,817	(2)	658	377
Net unrealized appreciation (depreciation) of investments	(1,805)	-	(770)	(67)
Net increase (decrease) in net assets from operations	2,007	32	(124)	379
Changes from principal transactions:				
Total unit transactions	(10,262)	(163)	(582)	(3,043)
Increase (decrease) in assets derived from principal transactions	(10,262)	(163)	(582)	(3,043)
Total increase (decrease)	(8,255)	(131)	(706)	(2,664)
Net assets at December 31, 2007	41,388	1,079	4,263	16,973
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	210	27	14	347
Total realized gain (loss) on investments and capital gains distributions	1,050	(4)	300	(994)
Net unrealized appreciation (depreciation) of investments	(15,330)	(69)	(1,705)	(117)
Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(764)
Changes from principal transactions:				
Total unit transactions	(5,596)	(157)	(143)	(16,209)
Increase (decrease) in assets derived from principal transactions	(5,596)	(157)	(143)	(16,209)
Total increase (decrease)	(19,666)	(203)	(1,534)	(16,973)
Net assets at December 31, 2008	$ 21,722	$ 876	$ 2,729	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2007	$ 30,716	$ 577	$ 31,969	$ 30,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	(2)	(320)	(93)
Total realized gain (loss) on investments and capital gains distributions	119	(41)	3,198	2,572
Net unrealized appreciation (depreciation) of investments	611	55	170	(1,549)
Net increase (decrease) in net assets from operations	811	12	3,048	930
Changes from principal transactions:				
Total unit transactions	(5,796)	(406)	(6,922)	(7,123)
Increase (decrease) in assets derived from principal transactions	(5,796)	(406)	(6,922)	(7,123)
Total increase (decrease)	(4,985)	(394)	(3,874)	(6,193)
Net assets at December 31, 2007	25,731	183	28,095	24,551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	235	(1)	(104)	23
Total realized gain (loss) on investments and capital gains distributions	352	(3)	1,440	533
Net unrealized appreciation (depreciation) of investments	(849)	(70)	(12,672)	(8,829)
Net increase (decrease) in net assets from operations	(262)	(74)	(11,336)	(8,273)
Changes from principal transactions:				
Total unit transactions	(25,469)	(45)	(4,219)	(4,859)
Increase (decrease) in assets derived from principal transactions	(25,469)	(45)	(4,219)	(4,859)
Total increase (decrease)	(25,731)	(119)	(15,555)	(13,132)
Net assets at December 31, 2008	$ -	$ 64	$ 12,540	$ 11,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class
Net assets at January 1, 2007	$ 30,978	$ -	$ 562	$ 14,399
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	(405)	(6)	(135)
Total realized gain (loss) on investments and capital gains distributions	4,997	12	69	829
Net unrealized appreciation (depreciation) of investments	(105)	(735)	(21)	701
Net increase (decrease) in net assets from operations	4,765	(1,128)	42	1,395
Changes from principal transactions:				
Total unit transactions	(6,290)	44,795	(48)	(3,881)
Increase (decrease) in assets derived from principal transactions	(6,290)	44,795	(48)	(3,881)
Total increase (decrease)	(1,525)	43,667	(6)	(2,486)
Net assets at December 31, 2007	29,453	43,667	556	11,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(329)	(5)	(73)
Total realized gain (loss) on investments and capital gains distributions	1,033	1,268	(77)	1,079
Net unrealized appreciation (depreciation) of investments	(12,561)	(16,599)	(238)	(3,981)
Net increase (decrease) in net assets from operations	(11,422)	(15,660)	(320)	(2,975)
Changes from principal transactions:				
Total unit transactions	(4,597)	(6,581)	430	(1,973)
Increase (decrease) in assets derived from principal transactions	(4,597)	(6,581)	430	(1,973)
Total increase (decrease)	(16,019)	(22,241)	110	(4,948)
Net assets at December 31, 2008	$ 13,434	$ 21,426	$ 666	$ 6,965

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2007	$ 28,943	$ 1,644	$ 4,316	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(305)	(10)	(20)	(22)
Total realized gain (loss) on investments and capital gains distributions	(17)	(29)	186	(20)
Net unrealized appreciation (depreciation) of investments	3,921	202	(173)	69
Net increase (decrease) in net assets from operations	3,599	163	(7)	27
Changes from principal transactions:				
Total unit transactions	(3,799)	(551)	2,639	3,627
Increase (decrease) in assets derived from principal transactions	(3,799)	(551)	2,639	3,627
Total increase (decrease)	(200)	(388)	2,632	3,654
Net assets at December 31, 2007	28,743	1,256	6,948	3,654
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation) of investments	(10,098)	(546)	(1,616)	(1,162)
Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:				
Total unit transactions	(5,304)	142	(1,734)	(492)
Increase (decrease) in assets derived from principal transactions	(5,304)	142	(1,734)	(492)
Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)
Net assets at December 31, 2008	$ 13,578	$ 815	$ 3,482	$ 1,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 2,017	$ 1,610	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	44	(91)	-
Total realized gain (loss) on investments and capital gains distributions	-	158	1,479	-
Net unrealized appreciation (depreciation) of investments	-	(593)	1,202	-
Net increase (decrease) in net assets from operations	-	(391)	2,590	-
Changes from principal transactions:				
Total unit transactions	-	767	6,902	-
Increase (decrease) in assets derived from principal transactions	-	767	6,902	-
Total increase (decrease)	-	376	9,492	-
Net assets at December 31, 2007	-	2,393	11,102	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(21)	73	-
Total realized gain (loss) on investments and capital gains distributions	(49)	(488)	1,390	(77)
Net unrealized appreciation (depreciation) of investments	(449)	(385)	(6,547)	(47)
Net increase (decrease) in net assets from operations	(501)	(894)	(5,084)	(124)
Changes from principal transactions:				
Total unit transactions	1,588	(597)	180	263
Increase (decrease) in assets derived from principal transactions	1,588	(597)	180	263
Total increase (decrease)	1,087	(1,491)	(4,904)	139
Net assets at December 31, 2008	$ 1,087	$ 902	$ 6,198	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 4,487	$ 6,325	$ 6,901	$ 358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	11	(54)	(2)
Total realized gain (loss) on investments and capital gains distributions	1,416	962	788	15
Net unrealized appreciation (depreciation) of investments	741	1,571	(766)	(19)
Net increase (decrease) in net assets from operations	2,141	2,544	(32)	(6)
Changes from principal transactions:				
Total unit transactions	3,262	1,443	(2,682)	(207)
Increase (decrease) in assets derived from principal transactions	3,262	1,443	(2,682)	(207)
Total increase (decrease)	5,403	3,987	(2,714)	(213)
Net assets at December 31, 2007	9,890	10,312	4,187	145
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	119	(14)	-
Total realized gain (loss) on investments and capital gains distributions	351	822	100	(4)
Net unrealized appreciation (depreciation) of investments	(4,720)	(5,878)	(1,062)	(40)
Net increase (decrease) in net assets from operations	(4,303)	(4,937)	(976)	(44)
Changes from principal transactions:				
Total unit transactions	(2,259)	(1,191)	(1,292)	1
Increase (decrease) in assets derived from principal transactions	(2,259)	(1,191)	(1,292)	1
Total increase (decrease)	(6,562)	(6,128)	(2,268)	(43)
Net assets at December 31, 2008	$ 3,328	$ 4,184	$ 1,919	$ 102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Institutional Class
Net assets at January 1, 2007	$ 41,313	$ 3,543	$ 13,881	$ 31,996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	(7)	(143)	(350)
Total realized gain (loss) on investments and capital gains distributions	4,592	361	2,106	1,703
Net unrealized appreciation (depreciation) of investments	(4,873)	(404)	185	(2,837)
Net increase (decrease) in net assets from operations	(207)	(50)	2,148	(1,484)
Changes from principal transactions:				
Total unit transactions	(13,412)	(596)	(285)	(9,198)
Increase (decrease) in assets derived from principal transactions	(13,412)	(596)	(285)	(9,198)
Total increase (decrease)	(13,619)	(646)	1,863	(10,682)
Net assets at December 31, 2007	27,694	2,897	15,744	21,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	412	35	(112)	(128)
Total realized gain (loss) on investments and capital gains distributions	810	168	959	1,302
Net unrealized appreciation (depreciation) of investments	(9,990)	(1,247)	(7,252)	(11,479)
Net increase (decrease) in net assets from operations	(8,768)	(1,044)	(6,405)	(10,305)
Changes from principal transactions:				
Total unit transactions	(8,350)	(427)	(2,183)	(3,994)
Increase (decrease) in assets derived from principal transactions	(8,350)	(427)	(2,183)	(3,994)
Total increase (decrease)	(17,118)	(1,471)	(8,588)	(14,299)
Net assets at December 31, 2008	$ 10,576	$ 1,426	$ 7,156	$ 7,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 571	$ 1,239	$ 8,785	$ 13,815
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(13)	(38)	(15)
Total realized gain (loss) on investments and capital gains distributions	24	215	610	794
Net unrealized appreciation (depreciation) of investments	(55)	(151)	(361)	(340)
Net increase (decrease) in net assets from operations	(36)	51	211	439
Changes from principal transactions:				
Total unit transactions	(101)	911	(803)	519
Increase (decrease) in assets derived from principal transactions	(101)	911	(803)	519
Total increase (decrease)	(137)	962	(592)	958
Net assets at December 31, 2007	434	2,201	8,193	14,773
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	7	23	63
Total realized gain (loss) on investments and capital gains distributions	11	(23)	254	172
Net unrealized appreciation (depreciation) of investments	(237)	(766)	(3,134)	(4,070)
Net increase (decrease) in net assets from operations	(228)	(782)	(2,857)	(3,835)
Changes from principal transactions:				
Total unit transactions	(44)	(351)	(559)	(3,941)
Increase (decrease) in assets derived from principal transactions	(44)	(351)	(559)	(3,941)
Total increase (decrease)	(272)	(1,133)	(3,416)	(7,776)
Net assets at December 31, 2008	$ 162	$ 1,068	$ 4,777	$ 6,997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 10,417	$ 45	$ 1,071	$ 918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(25)	2	(14)
Total realized gain (loss) on investments and capital gains distributions	593	25	39	68
Net unrealized appreciation (depreciation) of investments	(217)	129	(15)	74
Net increase (decrease) in net assets from operations	400	129	26	128
Changes from principal transactions:				
Total unit transactions	1,459	6,856	(142)	1,096
Increase (decrease) in assets derived from principal transactions	1,459	6,856	(142)	1,096
Total increase (decrease)	1,859	6,985	(116)	1,224
Net assets at December 31, 2007	12,276	7,030	955	2,142
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	132	8	(8)
Total realized gain (loss) on investments and capital gains distributions	26	575	37	(75)
Net unrealized appreciation (depreciation) of investments	(3,025)	(3,148)	(351)	(847)
Net increase (decrease) in net assets from operations	(2,948)	(2,441)	(306)	(930)
Changes from principal transactions:				
Total unit transactions	(2,014)	(569)	(191)	73
Increase (decrease) in assets derived from principal transactions	(2,014)	(569)	(191)	73
Total increase (decrease)	(4,962)	(3,010)	(497)	(857)
Net assets at December 31, 2008	$ 7,314	$ 4,020	$ 458	$ 1,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2007	$ 13,618	$ 123,605	$ 1,658	$ 1,201
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	1,883	34	(3)
Total realized gain (loss) on investments and capital gains distributions	2,516	7,483	107	613
Net unrealized appreciation (depreciation) of investments	(236)	(5,657)	(86)	28
Net increase (decrease) in net assets from operations	2,256	3,709	55	638
Changes from principal transactions:				
Total unit transactions	(2,141)	(34,415)	(90)	2,257
Increase (decrease) in assets derived from principal transactions	(2,141)	(34,415)	(90)	2,257
Total increase (decrease)	115	(30,706)	(35)	2,895
Net assets at December 31, 2007	13,733	92,899	1,623	4,096
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	3,304	73	74
Total realized gain (loss) on investments and capital gains distributions	575	2,269	75	89
Net unrealized appreciation (depreciation) of investments	(6,683)	(23,157)	(498)	(1,701)
Net increase (decrease) in net assets from operations	(6,127)	(17,584)	(350)	(1,538)
Changes from principal transactions:				
Total unit transactions	(2,468)	(26,475)	(120)	(397)
Increase (decrease) in assets derived from principal transactions	(2,468)	(26,475)	(120)	(397)
Total increase (decrease)	(8,595)	(44,059)	(470)	(1,935)
Net assets at December 31, 2008	$ 5,138	$ 48,840	$ 1,153	$ 2,161

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Mid Cap Growth Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2007	$ 109	$ 3,092	$ 168	$ 3,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(7)	1	180
Total realized gain (loss) on investments and capital gains distributions	4	250	16	9
Net unrealized appreciation (depreciation) of investments	(7)	(135)	(6)	(126)
Net increase (decrease) in net assets from operations	(5)	108	11	63
Changes from principal transactions:				
Total unit transactions	70	(198)	(102)	(1,131)
Increase (decrease) in assets derived from principal transactions	70	(198)	(102)	(1,131)
Total increase (decrease)	65	(90)	(91)	(1,068)
Net assets at December 31, 2007	174	3,002	77	2,850
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	37	3	165
Total realized gain (loss) on investments and capital gains distributions	(18)	(85)	(1)	(156)
Net unrealized appreciation (depreciation) of investments	3	(939)	(62)	(580)
Net increase (decrease) in net assets from operations	(16)	(987)	(60)	(571)
Changes from principal transactions:				
Total unit transactions	(158)	(567)	95	(531)
Increase (decrease) in assets derived from principal transactions	(158)	(567)	95	(531)
Total increase (decrease)	(174)	(1,554)	35	(1,102)
Net assets at December 31, 2008	$ -	$ 1,448	$ 112	$ 1,748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 26,316	$ 36	$ 344
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	(32)	(14)	(7)
Total realized gain (loss) on investments and capital gains distributions	10	2,165	2	104
Net unrealized appreciation (depreciation) of investments	(218)	(945)	(85)	(122)
Net increase (decrease) in net assets from operations	(149)	1,188	(97)	(25)
Changes from principal transactions:				
Total unit transactions	6,439	(5,692)	3,819	928
Increase (decrease) in assets derived from principal transactions	6,439	(5,692)	3,819	928
Total increase (decrease)	6,290	(4,504)	3,722	903
Net assets at December 31, 2007	6,290	21,812	3,758	1,247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	316	39	3
Total realized gain (loss) on investments and capital gains distributions	(196)	1,196	47	(117)
Net unrealized appreciation (depreciation) of investments	(1,671)	(7,916)	(1,278)	(284)
Net increase (decrease) in net assets from operations	(1,770)	(6,404)	(1,192)	(398)
Changes from principal transactions:				
Total unit transactions	(755)	(5,268)	(138)	(149)
Increase (decrease) in assets derived from principal transactions	(755)	(5,268)	(138)	(149)
Total increase (decrease)	(2,525)	(11,672)	(1,330)	(547)
Net assets at December 31, 2008	$ 3,765	$ 10,140	$ 2,428	$ 700

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class
Net assets at January 1, 2007	$ 5,804	$ 6,350	$ 692	$ 7,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	24	(4)	45
Total realized gain (loss) on investments and capital gains distributions	768	489	78	671
Net unrealized appreciation (depreciation) of investments	(661)	(374)	(75)	(648)
Net increase (decrease) in net assets from operations	173	139	(1)	68
Changes from principal transactions:				
Total unit transactions	3,033	873	577	(1,235)
Increase (decrease) in assets derived from principal transactions	3,033	873	577	(1,235)
Total increase (decrease)	3,206	1,012	576	(1,167)
Net assets at December 31, 2007	9,010	7,362	1,268	5,992
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	319	188	(3)	129
Total realized gain (loss) on investments and capital gains distributions	590	32	(119)	(337)
Net unrealized appreciation (depreciation) of investments	(3,970)	(2,867)	(297)	(128)
Net increase (decrease) in net assets from operations	(3,061)	(2,647)	(419)	(336)
Changes from principal transactions:				
Total unit transactions	2,014	(326)	(411)	(5,656)
Increase (decrease) in assets derived from principal transactions	2,014	(326)	(411)	(5,656)
Total increase (decrease)	(1,047)	(2,973)	(830)	(5,992)
Net assets at December 31, 2008	$ 7,963	$ 4,389	$ 438	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 1,476	$ 78,216	$ 1,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	7	(765)	10
Total realized gain (loss) on investments and capital gains distributions	-	105	976	(87)
Net unrealized appreciation (depreciation) of investments	-	(83)	1,707	(586)
Net increase (decrease) in net assets from operations	-	29	1,918	(663)
Changes from principal transactions:				
Total unit transactions	-	(310)	(19,845)	1,088
Increase (decrease) in assets derived from principal transactions	-	(310)	(19,845)	1,088
Total increase (decrease)	-	(281)	(17,927)	425
Net assets at December 31, 2007	-	1,195	60,289	1,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	30	70	6
Total realized gain (loss) on investments and capital gains distributions	(854)	41	(1,233)	(590)
Net unrealized appreciation (depreciation) of investments	(21,468)	(458)	(2,223)	(283)
Net increase (decrease) in net assets from operations	(22,621)	(387)	(3,386)	(867)
Changes from principal transactions:				
Total unit transactions	46,179	27	(56,903)	427
Increase (decrease) in assets derived from principal transactions	46,179	27	(56,903)	427
Total increase (decrease)	23,558	(360)	(60,289)	(440)
Net assets at December 31, 2008	$ 23,558	$ 835	$ -	$ 1,064

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 9,676	$ 225	$ 374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(52)	(129)	-	(5)
Total realized gain (loss) on investments and capital gains distributions	(14)	1,601	17	16
Net unrealized appreciation (depreciation) of investments	(351)	(634)	(43)	(29)
Net increase (decrease) in net assets from operations	(417)	838	(26)	(18)
Changes from principal transactions:				
Total unit transactions	25,259	(9,169)	176	(38)
Increase (decrease) in assets derived from principal transactions	25,259	(9,169)	176	(38)
Total increase (decrease)	24,842	(8,331)	150	(56)
Net assets at December 31, 2007	24,842	1,345	375	318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	917	47	8	(1)
Total realized gain (loss) on investments and capital gains distributions	1,162	125	(86)	(32)
Net unrealized appreciation (depreciation) of investments	(11,378)	(666)	30	(50)
Net increase (decrease) in net assets from operations	(9,299)	(494)	(48)	(83)
Changes from principal transactions:				
Total unit transactions	(5,708)	(251)	(327)	(112)
Increase (decrease) in assets derived from principal transactions	(5,708)	(251)	(327)	(112)
Total increase (decrease)	(15,007)	(745)	(375)	(195)
Net assets at December 31, 2008	$ 9,835	$ 600	$ -	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 187	$ 1,650	$ 7	$ 7,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(7)	(3)	(62)
Total realized gain (loss) on investments and capital gains distributions	34	242	6	591
Net unrealized appreciation (depreciation) of investments	(41)	(278)	-	(197)
Net increase (decrease) in net assets from operations	(6)	(43)	3	332
Changes from principal transactions:				
Total unit transactions	87	(208)	678	(2,160)
Increase (decrease) in assets derived from principal transactions	87	(208)	678	(2,160)
Total increase (decrease)	81	(251)	681	(1,828)
Net assets at December 31, 2007	268	1,399	688	5,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(5)	(39)
Total realized gain (loss) on investments and capital gains distributions	(136)	87	(246)	2
Net unrealized appreciation (depreciation) of investments	4	(403)	(140)	(2,082)
Net increase (decrease) in net assets from operations	(107)	(317)	(391)	(2,119)
Changes from principal transactions:				
Total unit transactions	9	118	(31)	(349)
Increase (decrease) in assets derived from principal transactions	9	118	(31)	(349)
Total increase (decrease)	(98)	(199)	(422)	(2,468)
Net assets at December 31, 2008	$ 170	$ 1,200	$ 266	$ 2,765

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 3,294	$ 2,083	$ 45,361	$ 2,766
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	(25)	364	(12)
Total realized gain (loss) on investments and capital gains distributions	235	107	6,935	242
Net unrealized appreciation (depreciation) of investments	(126)	(20)	(3,596)	(198)
Net increase (decrease) in net assets from operations	83	62	3,703	32
Changes from principal transactions:				
Total unit transactions	(1,701)	1,241	(11,159)	184
Increase (decrease) in assets derived from principal transactions	(1,701)	1,241	(11,159)	184
Total increase (decrease)	(1,618)	1,303	(7,456)	216
Net assets at December 31, 2007	1,676	3,386	37,905	2,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(11)	910	23
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	5,097	165
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(7,404)	(1,009)
Net increase (decrease) in net assets from operations	(526)	(1,394)	(1,397)	(821)
Changes from principal transactions:				
Total unit transactions	(389)	126	(36,508)	(631)
Increase (decrease) in assets derived from principal transactions	(389)	126	(36,508)	(631)
Total increase (decrease)	(915)	(1,268)	(37,905)	(1,452)
Net assets at December 31, 2008	$ 761	$ 2,118	$ -	$ 1,530

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class
Net assets at January 1, 2007	$ 42,509	$ 11,549	$ 49,253	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(487)	402	(481)	-
Total realized gain (loss) on investments and capital gains distributions	3,242	106	3,194	(18)
Net unrealized appreciation (depreciation) of investments	(3,600)	134	710	1
Net increase (decrease) in net assets from operations	(845)	642	3,423	(17)
Changes from principal transactions:				
Total unit transactions	(9,332)	(1,027)	(12,643)	64
Increase (decrease) in assets derived from principal transactions	(9,332)	(1,027)	(12,643)	64
Total increase (decrease)	(10,177)	(385)	(9,220)	47
Net assets at December 31, 2007	32,332	11,164	40,033	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	131	(288)	(1)
Total realized gain (loss) on investments and capital gains distributions	1,691	164	(865)	(33)
Net unrealized appreciation (depreciation) of investments	(13,101)	(127)	(15,646)	(39)
Net increase (decrease) in net assets from operations	(11,731)	168	(16,799)	(73)
Changes from principal transactions:				
Total unit transactions	(4,303)	(11,332)	(9,189)	252
Increase (decrease) in assets derived from principal transactions	(4,303)	(11,332)	(9,189)	252
Total increase (decrease)	(16,034)	(11,164)	(25,988)	179
Net assets at December 31, 2008	$ 16,298	$ -	$ 14,045	$ 226

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2007	$ 370	$ 1,186	$ 190,280	$ 70,286
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	3	(297)	2,249
Total realized gain (loss) on investments and capital gains distributions	43	159	20,900	1,564
Net unrealized appreciation (depreciation) of investments	(40)	(197)	(10,554)	1,033
Net increase (decrease) in net assets from operations	-	(35)	10,049	4,846
Changes from principal transactions:				
Total unit transactions	(236)	(346)	(40,882)	(8,494)
Increase (decrease) in assets derived from principal transactions	(236)	(346)	(40,882)	(8,494)
Total increase (decrease)	(236)	(381)	(30,833)	(3,648)
Net assets at December 31, 2007	134	805	159,447	66,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	30	1,267	2,283
Total realized gain (loss) on investments and capital gains distributions	(15)	(313)	11,929	1,017
Net unrealized appreciation (depreciation) of investments	11	23	(71,805)	(13,035)
Net increase (decrease) in net assets from operations	(4)	(260)	(58,609)	(9,735)
Changes from principal transactions:				
Total unit transactions	(130)	(545)	(24,216)	(12,876)
Increase (decrease) in assets derived from principal transactions	(130)	(545)	(24,216)	(12,876)
Total increase (decrease)	(134)	(805)	(82,825)	(22,611)
Net assets at December 31, 2008	$ -	$ -	$ 76,622	$ 44,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2007	$ 1	$ 6,721	$ 21	$ 959
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	182	38	(5)
Total realized gain (loss) on investments and capital gains distributions	-	48	(36)	5
Net unrealized appreciation (depreciation) of investments	-	370	(8)	39
Net increase (decrease) in net assets from operations	1	600	(6)	39
Changes from principal transactions:				
Total unit transactions	18	706	340	454
Increase (decrease) in assets derived from principal transactions	18	706	340	454
Total increase (decrease)	19	1,306	334	493
Net assets at December 31, 2007	20	8,027	355	1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	339	433	26
Total realized gain (loss) on investments and capital gains distributions	-	218	(453)	113
Net unrealized appreciation (depreciation) of investments	(4)	(649)	(4,889)	(908)
Net increase (decrease) in net assets from operations	(3)	(92)	(4,909)	(769)
Changes from principal transactions:				
Total unit transactions	(1)	2,005	17,222	1,740
Increase (decrease) in assets derived from principal transactions	(1)	2,005	17,222	1,740
Total increase (decrease)	(4)	1,913	12,313	971
Net assets at December 31, 2008	$ 16	$ 9,940	$ 12,668	$ 2,423

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2007	$ 853	$ 453	$ 272	$ 408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(6)	(6)	(1)
Total realized gain (loss) on investments and capital gains distributions	23	6	39	45
Net unrealized appreciation (depreciation) of investments	7	17	(24)	2
Net increase (decrease) in net assets from operations	21	17	9	46
Changes from principal transactions:				
Total unit transactions	1,543	1,160	1,100	810
Increase (decrease) in assets derived from principal transactions	1,543	1,160	1,100	810
Total increase (decrease)	1,564	1,177	1,109	856
Net assets at December 31, 2007	2,417	1,630	1,381	1,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	6	2	10
Total realized gain (loss) on investments and capital gains distributions	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(680)	(626)	(308)	(241)
Net increase (decrease) in net assets from operations	(704)	(653)	(526)	(220)
Changes from principal transactions:				
Total unit transactions	(246)	219	(91)	305
Increase (decrease) in assets derived from principal transactions	(246)	219	(91)	305
Total increase (decrease)	(950)	(434)	(617)	85
Net assets at December 31, 2008	$ 1,467	$ 1,196	$ 764	$ 1,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 78,292	$ 60,240	$ -	$ 715
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(769)	(467)	-	(3)
Total realized gain (loss) on investments and capital gains distributions	10,993	6,819	-	112
Net unrealized appreciation (depreciation) of investments	(1,426)	(1,419)	-	10
Net increase (decrease) in net assets from operations	8,798	4,933	-	119
Changes from principal transactions:				
Total unit transactions	(18,383)	(11,350)	-	704
Increase (decrease) in assets derived from principal transactions	(18,383)	(11,350)	-	704
Total increase (decrease)	(9,585)	(6,417)	-	823
Net assets at December 31, 2007	68,707	53,823	-	1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	16	394	(5)
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)
Net increase (decrease) in net assets from operations	(27,140)	(20,888)	(12,609)	(76)
Changes from principal transactions:				
Total unit transactions	(8,917)	(7,724)	30,850	(1,462)
Increase (decrease) in assets derived from principal transactions	(8,917)	(7,724)	30,850	(1,462)
Total increase (decrease)	(36,057)	(28,612)	18,241	(1,538)
Net assets at December 31, 2008	$ 32,650	$ 25,211	$ 18,241	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2007	$ 28,919	$ 36,982	$ 29	$ 3,248
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(230)	(203)	(1)	10
Total realized gain (loss) on investments and capital gains distributions	3,052	2,433	8	181
Net unrealized appreciation (depreciation) of investments	(1,017)	(2,008)	(4)	(249)
Net increase (decrease) in net assets from operations	1,805	222	3	(58)
Changes from principal transactions:				
Total unit transactions	(3,290)	(6,278)	4	(622)
Increase (decrease) in assets derived from principal transactions	(3,290)	(6,278)	4	(622)
Total increase (decrease)	(1,485)	(6,056)	7	(680)
Net assets at December 31, 2007	27,434	30,926	36	2,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(134)	254	-	57
Total realized gain (loss) on investments and capital gains distributions	1,095	661	(7)	61
Net unrealized appreciation (depreciation) of investments	(11,027)	(12,137)	4	(955)
Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(3)	(837)
Changes from principal transactions:				
Total unit transactions	(3,947)	(4,407)	(33)	(361)
Increase (decrease) in assets derived from principal transactions	(3,947)	(4,407)	(33)	(361)
Total increase (decrease)	(14,013)	(15,629)	(36)	(1,198)
Net assets at December 31, 2008	$ 13,421	$ 15,297	$ -	$ 1,370

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2007	$ 142,375	$ 14,115	$ 15,119	$ 20,258
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,506	283	76	183
Total realized gain (loss) on investments and capital gains distributions	8,978	871	1,685	2,044
Net unrealized appreciation (depreciation) of investments	(6,939)	(548)	(1,198)	(1,494)
Net increase (decrease) in net assets from operations	3,545	606	563	733
Changes from principal transactions:				
Total unit transactions	(32,966)	(1,609)	(1,578)	(4,691)
Increase (decrease) in assets derived from principal transactions	(32,966)	(1,609)	(1,578)	(4,691)
Total increase (decrease)	(29,421)	(1,003)	(1,015)	(3,958)
Net assets at December 31, 2007	112,954	13,112	14,104	16,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,379	333	136	245
Total realized gain (loss) on investments and capital gains distributions	4,903	641	1,355	1,195
Net unrealized appreciation (depreciation) of investments	(32,701)	(3,955)	(6,271)	(6,295)
Net increase (decrease) in net assets from operations	(24,419)	(2,981)	(4,780)	(4,855)
Changes from principal transactions:				
Total unit transactions	(21,242)	(1,853)	(886)	(1,837)
Increase (decrease) in assets derived from principal transactions	(21,242)	(1,853)	(886)	(1,837)
Total increase (decrease)	(45,661)	(4,834)	(5,666)	(6,692)
Net assets at December 31, 2008	$ 67,293	$ 8,278	$ 8,438	$ 9,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2007	$ 372,591	$ 16,578	$ 9,019	$ 28,242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	811	94	70	163
Total realized gain (loss) on investments and capital gains distributions	7,654	427	171	307
Net unrealized appreciation (depreciation) of investments	13,733	(178)	(37)	322
Net increase (decrease) in net assets from operations	22,198	343	204	792
Changes from principal transactions:				
Total unit transactions	(55,600)	(2,880)	(3,095)	(5,720)
Increase (decrease) in assets derived from principal transactions	(55,600)	(2,880)	(3,095)	(5,720)
Total increase (decrease)	(33,402)	(2,537)	(2,891)	(4,928)
Net assets at December 31, 2007	339,189	14,041	6,128	23,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	947	325	145	64
Total realized gain (loss) on investments and capital gains distributions	4,363	(545)	(298)	995
Net unrealized appreciation (depreciation) of investments	(129,666)	(475)	(219)	(2,136)
Net increase (decrease) in net assets from operations	(124,356)	(695)	(372)	(1,077)
Changes from principal transactions:				
Total unit transactions	(28,154)	(13,346)	(5,756)	(5,430)
Increase (decrease) in assets derived from principal transactions	(28,154)	(13,346)	(5,756)	(5,430)
Total increase (decrease)	(152,510)	(14,041)	(6,128)	(6,507)
Net assets at December 31, 2008	$ 186,679	$ -	$ -	$ 16,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2007	$ 5,115	$ 3,282	$ 42,523	$ 29,018
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	(2)	243	175
Total realized gain (loss) on investments and capital gains distributions	193	219	3,066	1,796
Net unrealized appreciation (depreciation) of investments	(151)	(184)	(2,640)	(1,475)
Net increase (decrease) in net assets from operations	88	33	669	496
Changes from principal transactions:				
Total unit transactions	(1,170)	(922)	(12,055)	(10,159)
Increase (decrease) in assets derived from principal transactions	(1,170)	(922)	(12,055)	(10,159)
Total increase (decrease)	(1,082)	(889)	(11,386)	(9,663)
Net assets at December 31, 2007	4,033	2,393	31,137	19,355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	-	57	47
Total realized gain (loss) on investments and capital gains distributions	331	268	3,566	2,401
Net unrealized appreciation (depreciation) of investments	(623)	(479)	(5,913)	(3,677)
Net increase (decrease) in net assets from operations	(259)	(211)	(2,290)	(1,229)
Changes from principal transactions:				
Total unit transactions	(1,231)	(497)	(6,402)	(5,533)
Increase (decrease) in assets derived from principal transactions	(1,231)	(497)	(6,402)	(5,533)
Total increase (decrease)	(1,490)	(708)	(8,692)	(6,762)
Net assets at December 31, 2008	$ 2,543	$ 1,685	$ 22,445	$ 12,593

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2007	$ 28,056	$ 20,035	$ 18,001	$ 18,897
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	132	62	265
Total realized gain (loss) on investments and capital gains distributions	2,156	1,342	1,125	836
Net unrealized appreciation (depreciation) of investments	(1,767)	(903)	(768)	(946)
Net increase (decrease) in net assets from operations	479	571	419	155
Changes from principal transactions:				
Total unit transactions	(13,295)	(8,738)	(8,470)	(7,622)
Increase (decrease) in assets derived from principal transactions	(13,295)	(8,738)	(8,470)	(7,622)
Total increase (decrease)	(12,816)	(8,167)	(8,051)	(7,467)
Net assets at December 31, 2007	15,240	11,868	9,950	11,430
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	48	79	70
Total realized gain (loss) on investments and capital gains distributions	2,047	1,679	1,178	1,405
Net unrealized appreciation (depreciation) of investments	(3,239)	(2,484)	(1,796)	(1,698)
Net increase (decrease) in net assets from operations	(1,156)	(757)	(539)	(223)
Changes from principal transactions:				
Total unit transactions	(3,162)	(2,981)	(2,889)	(3,077)
Increase (decrease) in assets derived from principal transactions	(3,162)	(2,981)	(2,889)	(3,077)
Total increase (decrease)	(4,318)	(3,738)	(3,428)	(3,300)
Net assets at December 31, 2008	$ 10,922	$ 8,130	$ 6,522	$ 8,130

The accompanying notes are an integral part of these financial statements.

98

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I
Net assets at January 1, 2007	$ 48,943	$ 44,505	$ 85	$ 8,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(324)	(510)	(365)	(97)
Total realized gain (loss) on investments and capital gains distributions	2,222	409	173	1,213
Net unrealized appreciation (depreciation) of investments	(1,310)	1,284	547	183
Net increase (decrease) in net assets from operations	588	1,183	355	1,299
Changes from principal transactions:				
Total unit transactions	(7,470)	(12,364)	25,132	(246)
Increase (decrease) in assets derived from principal transactions	(7,470)	(12,364)	25,132	(246)
Total increase (decrease)	(6,882)	(11,181)	25,487	1,053
Net assets at December 31, 2007	42,061	33,324	25,572	9,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	54	(15)	(68)
Total realized gain (loss) on investments and capital gains distributions	5,062	1,389	160	148
Net unrealized appreciation (depreciation) of investments	(8,028)	(1,590)	(20)	(3,138)
Net increase (decrease) in net assets from operations	(2,970)	(147)	125	(3,058)
Changes from principal transactions:				
Total unit transactions	(18,690)	(13,741)	(4,606)	(2,391)
Increase (decrease) in assets derived from principal transactions	(18,690)	(13,741)	(4,606)	(2,391)
Total increase (decrease)	(21,660)	(13,888)	(4,481)	(5,449)
Net assets at December 31, 2008	$ 20,401	$ 19,436	$ 21,091	$ 3,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
Net assets at January 1, 2007	$ -	$ -	$ 18,754	$ 11,521
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(177)	49
Total realized gain (loss) on investments and capital gains distributions	-	-	950	758
Net unrealized appreciation (depreciation) of investments	-	-	1,889	(553)
Net increase (decrease) in net assets from operations	-	-	2,662	254
Changes from principal transactions:				
Total unit transactions	-	-	(4,052)	(2,966)
Increase (decrease) in assets derived from principal transactions	-	-	(4,052)	(2,966)
Total increase (decrease)	-	-	(1,390)	(2,712)
Net assets at December 31, 2007	-	-	17,364	8,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	(45)	59
Total realized gain (loss) on investments and capital gains distributions	-	1	663	1,286
Net unrealized appreciation (depreciation) of investments	(104)	4	(7,666)	(4,318)
Net increase (decrease) in net assets from operations	(101)	6	(7,048)	(2,973)
Changes from principal transactions:				
Total unit transactions	312	90	(2,353)	(1,154)
Increase (decrease) in assets derived from principal transactions	312	90	(2,353)	(1,154)
Total increase (decrease)	211	96	(9,401)	(4,127)
Net assets at December 31, 2008	$ 211	$ 96	$ 7,963	$ 4,682

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2007	$ 1,192	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	-	-
Total realized gain (loss) on investments and capital gains distributions	64	-	-	-
Net unrealized appreciation (depreciation) of investments	(43)	-	-	-
Net increase (decrease) in net assets from operations	24	-	-	-
Changes from principal transactions:				
Total unit transactions	(432)	-	-	-
Increase (decrease) in assets derived from principal transactions	(432)	-	-	-
Total increase (decrease)	(408)	-	-	-
Net assets at December 31, 2007	784	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	7	-	-
Total realized gain (loss) on investments and capital gains distributions	44	(6)	(5)	(6)
Net unrealized appreciation (depreciation) of investments	(266)	(12)	(13)	(10)
Net increase (decrease) in net assets from operations	(219)	(11)	(18)	(16)
Changes from principal transactions:				
Total unit transactions	(280)	652	47	51
Increase (decrease) in assets derived from principal transactions	(280)	652	47	51
Total increase (decrease)	(499)	641	29	35
Net assets at December 31, 2008	$ 285	$ 641	$ 29	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Small Company Portfolio - Class I
Net assets at January 1, 2007	$ 152,360	$ 16,714	$ 8,727	$ 68,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(9)	(32)	(655)
Total realized gain (loss) on investments and capital gains distributions	10,501	2,543	1,314	14,104
Net unrealized appreciation (depreciation) of investments	(4,595)	(1,745)	(1,734)	(9,930)
Net increase (decrease) in net assets from operations	5,936	789	(452)	3,519
Changes from principal transactions:				
Total unit transactions	(2,972)	(2,835)	(1,916)	(18,445)
Increase (decrease) in assets derived from principal transactions	(2,972)	(2,835)	(1,916)	(18,445)
Total increase (decrease)	2,964	(2,046)	(2,368)	(14,926)
Net assets at December 31, 2007	155,324	14,668	6,359	53,080
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,188	67	6	(50)
Total realized gain (loss) on investments and capital gains distributions	18,649	1,344	113	3,837
Net unrealized appreciation (depreciation) of investments	(74,251)	(6,555)	(2,004)	(18,242)
Net increase (decrease) in net assets from operations	(54,414)	(5,144)	(1,885)	(14,455)
Changes from principal transactions:				
Total unit transactions	(21,001)	(1,710)	(1,009)	(10,756)
Increase (decrease) in assets derived from principal transactions	(21,001)	(1,710)	(1,009)	(10,756)
Total increase (decrease)	(75,415)	(6,854)	(2,894)	(25,211)
Net assets at December 31, 2008	$ 79,909	$ 7,814	$ 3,465	$ 27,869

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2007	$ 426	$ 32,955	$ 6,725	$ 411
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	1,928	65	(5)
Total realized gain (loss) on investments and capital gains distributions	46	59	1,694	35
Net unrealized appreciation (depreciation) of investments	(121)	(1,666)	(933)	76
Net increase (decrease) in net assets from operations	(70)	321	826	106
Changes from principal transactions:				
Total unit transactions	297	(9,020)	(1,048)	343
Increase (decrease) in assets derived from principal transactions	297	(9,020)	(1,048)	343
Total increase (decrease)	227	(8,699)	(222)	449
Net assets at December 31, 2007	653	24,256	6,503	860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1,060	91	(6)
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,297)	344	(14)
Net unrealized appreciation (depreciation) of investments	97	1,092	(2,981)	(312)
Net increase (decrease) in net assets from operations	(155)	(1,145)	(2,546)	(332)
Changes from principal transactions:				
Total unit transactions	(498)	(23,111)	(350)	(30)
Increase (decrease) in assets derived from principal transactions	(498)	(23,111)	(350)	(30)
Total increase (decrease)	(653)	(24,256)	(2,896)	(362)
Net assets at December 31, 2008	$ -	$ -	$ 3,607	$ 498

The accompanying notes are an integral part of these financial statements.

103

Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2007	$ 7,822	$ 5,083	$ 241	$ 5,223
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(98)	40	(3)	(65)
Total realized gain (loss) on investments and capital gains distributions	784	637	32	594
Net unrealized appreciation (depreciation) of investments	879	(1,045)	(10)	(101)
Net increase (decrease) in net assets from operations	1,565	(368)	19	428
Changes from principal transactions:				
Total unit transactions	(2,428)	(3,255)	150	(1,467)
Increase (decrease) in assets derived from principal transactions	(2,428)	(3,255)	150	(1,467)
Total increase (decrease)	(863)	(3,623)	169	(1,039)
Net assets at December 31, 2007	6,959	1,460	410	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	18	(3)	(39)
Total realized gain (loss) on investments and capital gains distributions	782	(361)	(20)	607
Net unrealized appreciation (depreciation) of investments	(2,722)	389	(128)	(1,789)
Net increase (decrease) in net assets from operations	(1,998)	46	(151)	(1,221)
Changes from principal transactions:				
Total unit transactions	(2,241)	(1,506)	263	(1,087)
Increase (decrease) in assets derived from principal transactions	(2,241)	(1,506)	263	(1,087)
Total increase (decrease)	(4,239)	(1,460)	112	(2,308)
Net assets at December 31, 2008	$ 2,720	$ -	$ 522	$ 1,876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 165,989	$ 115,703	$ 224,967	$ 21
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,319	2,608	6,088	1
Total realized gain (loss) on investments and capital gains distributions	11,934	(375)	2,744	-
Net unrealized appreciation (depreciation) of investments	(7,477)	2,890	(779)	2
Net increase (decrease) in net assets from operations	6,776	5,123	8,053	3
Changes from principal transactions:				
Total unit transactions	(27,316)	(15,629)	(28,176)	(1)
Increase (decrease) in assets derived from principal transactions	(27,316)	(15,629)	(28,176)	(1)
Total increase (decrease)	(20,540)	(10,506)	(20,123)	2
Net assets at December 31, 2007	145,449	105,197	204,844	23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,868	4,826	8,230	-
Total realized gain (loss) on investments and capital gains distributions	9,554	(276)	411	2
Net unrealized appreciation (depreciation) of investments	(49,597)	(15,079)	(5,671)	(5)
Net increase (decrease) in net assets from operations	(37,175)	(10,529)	2,970	(3)
Changes from principal transactions:				
Total unit transactions	(26,921)	5,861	(436)	(4)
Increase (decrease) in assets derived from principal transactions	(26,921)	5,861	(436)	(4)
Total increase (decrease)	(64,096)	(4,668)	2,534	(7)
Net assets at December 31, 2008	$ 81,353	$ 100,529	$ 207,378	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 12	$ 8	$ 7	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(2)
Net unrealized appreciation (depreciation) of investments	-	1	1	(1)
Net increase (decrease) in net assets from operations	1	1	1	(3)
Changes from principal transactions:				
Total unit transactions	(1)	-	-	4
Increase (decrease) in assets derived from principal transactions	(1)	-	-	4
Total increase (decrease)	-	1	1	1
Net assets at December 31, 2007	12	9	8	8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	1	-
Net unrealized appreciation (depreciation) of investments	-	(4)	(3)	(2)
Net increase (decrease) in net assets from operations	-	(4)	(2)	(2)
Changes from principal transactions:				
Total unit transactions	(9)	-	(5)	(4)
Increase (decrease) in assets derived from principal transactions	(9)	-	(5)	(4)
Total increase (decrease)	(9)	(4)	(7)	(6)
Net assets at December 31, 2008	$ 3	$ 5	$ 1	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2007	$ 4,642	$ 83	$ 381	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	-	(1)	(4)
Total realized gain (loss) on investments and capital gains distributions	688	4	8	26
Net unrealized appreciation (depreciation) of investments	(655)	-	4	(34)
Net increase (decrease) in net assets from operations	9	4	11	(12)
Changes from principal transactions:				
Total unit transactions	(510)	(3)	42	(94)
Increase (decrease) in assets derived from principal transactions	(510)	(3)	42	(94)
Total increase (decrease)	(501)	1	53	(106)
Net assets at December 31, 2007	4,141	84	434	617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation) of investments	(1,270)	(37)	(191)	(245)
Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:				
Total unit transactions	(644)	(6)	(9)	1
Increase (decrease) in assets derived from principal transactions	(644)	(6)	(9)	1
Total increase (decrease)	(2,141)	(37)	(179)	(235)
Net assets at December 31, 2008	$ 2,000	$ 47	$ 255	$ 382

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2007	$ 74	$ 2,452	$ -	$ 480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	93	(7)	44
Total realized gain (loss) on investments and capital gains distributions	2	(55)	112	18
Net unrealized appreciation (depreciation) of investments	(3)	196	182	(22)
Net increase (decrease) in net assets from operations	(2)	234	287	40
Changes from principal transactions:				
Total unit transactions	108	1,923	2,583	932
Increase (decrease) in assets derived from principal transactions	108	1,923	2,583	932
Total increase (decrease)	106	2,157	2,870	972
Net assets at December 31, 2007	180	4,609	2,870	1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation) of investments	(28)	(764)	(1,479)	(169)
Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:				
Total unit transactions	(94)	1,867	(41)	(837)
Increase (decrease) in assets derived from principal transactions	(94)	1,867	(41)	(837)
Total increase (decrease)	(143)	1,279	(1,837)	(1,144)
Net assets at December 31, 2008	$ 37	$ 5,888	$ 1,033	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2007	$ -	$ 2,085	$ 569
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(4)	(33)	(5)
Total realized gain (loss) on investments			
and capital gains distributions	(33)	482	67
Net unrealized appreciation (depreciation)			
of investments	18	(159)	(31)
Net increase (decrease) in net assets from operations	(19)	290	31
Changes from principal transactions:			
Total unit transactions	1,191	1,930	(164)
Increase (decrease) in assets derived from principal			
transactions	1,191	1,930	(164)
Total increase (decrease)	1,172	2,220	(133)
Net assets at December 31, 2007	1,172	4,305	436
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	2	(26)	(3)
Total realized gain (loss) on investments			
and capital gains distributions	(271)	(189)	(22)
Net unrealized appreciation (depreciation)			
of investments	(185)	(1,660)	(142)
Net increase (decrease) in net assets from operations	(454)	(1,875)	(167)
Changes from principal transactions:			
Total unit transactions	(312)	(698)	(38)
Increase (decrease) in assets derived from principal			
transactions	(312)	(698)	(38)
Total increase (decrease)	(766)	(2,573)	(205)
Net assets at December 31, 2008	$ 406	$ 1,732	$ 231

The accompanying notes are an integral part of these financial statements.

1.   Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2008, the Account had 150 investment divisions (the "Divisions"), 35 of which invest in independently managed mutual funds and 115 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:
    AIM V.I. Capital Appreciation Fund - Series I Shares
    AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
    Calvert Social Balanced Portfolio
Federated Insurance Series:
    Federated American Leaders Fund II - Primary Shares
    Federated Capital Income Fund II
    Federated Equity Income Fund II
    Federated Fund for U.S. Government Securities II
    Federated High Income Bond Fund II - Primary Shares
    Federated International Equity Fund II
    Federated Mid Cap Growth Strategies Fund II
    Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
    Fidelity® VIP Investment Grade Bond Portfolio -
      Initial Class
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
    ING AllianceBernstein Mid Cap Growth Portfolio -
      Service Class
    ING American Funds Growth Portfolio
    ING American Funds Growth-Income Portfolio
    ING American Funds International Portfolio
    ING BlackRock Large Cap Growth Portfolio -
      Institutional Class*
    ING Evergreen Health Sciences Portfolio - Service
      Class
    ING Evergreen Omega Portfolio - Institutional Class

ING Investors Trust (continued):
 ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
 ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
 ING Franklin Income Portfolio - Service Class
 ING Franklin Mutual Shares Portfolio - Service Class*
 ING Global Real Estate Portfolio - Institutional Class**
 ING Global Real Estate Portfolio - Service Class
 ING Global Resources Portfolio - Service Class
 ING Janus Contrarian Portfolio - Service Class**
 ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
 ING JPMorgan Emerging Markets Equity Portfolio - Service Class
 ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
 ING JPMorgan Small Cap Core Equity Portfolio - Service Class
 ING JPMorgan Value Opportunities Portfolio - Institutional Class
 ING JPMorgan Value Opportunities Portfolio - Service Class
 ING Julius Baer Foreign Portfolio - Service Class
 ING Legg Mason Value Portfolio - Institutional Class
 ING Legg Mason Value Portfolio - Service Class
 ING LifeStyle Aggressive Growth Portfolio - Service Class
 ING LifeStyle Growth Portfolio - Service Class
 ING LifeStyle Moderate Growth Portfolio - Service Class
 ING LifeStyle Moderate Portfolio - Service Class
 ING Lord Abbett Affiliated Portfolio - Institutional Class
 ING Lord Abbett Affiliated Portfolio - Service Class
 ING Marsico Growth Portfolio - Service Class
 ING Marsico International Opportunities Portfolio - Service Class
 ING MFS Total Return Portfolio - Institutional Class
 ING MFS Total Return Portfolio - Service Class
 ING MFS Utilities Portfolio - Service Class
 ING Oppenheimer Main Street Portfolio® - Institutional Class
 ING Oppenheimer Main Street Portfolio® - Service Class
 ING PIMCO High Yield Portfolio - Service Class
 ING Pioneer Equity Income Portfolio - Institutional Class*
 ING Pioneer Fund Portfolio - Institutional Class
 ING Pioneer Mid Cap Value Portfolio - Institutional Class
 ING Pioneer Mid Cap Value Portfolio - Service Class
 ING T. Rowe Price Capital Appreciation Portfolio - Service Class

ING Investors Trust (continued):
 ING T. Rowe Price Equity Income Portfolio - Service Class
 ING Templeton Global Growth Portfolio - Service Class
 ING Van Kampen Capital Growth Portfolio - Institutional Class**
 ING Van Kampen Growth and Income Portfolio - Service Class
 ING Van Kampen Real Estate Portfolio - Service Class
 ING VP Index Plus International Equity Portfolio - Institutional Class*
 ING VP Index Plus International Equity Portfolio - Service Class
 ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
 ING American Century Large Company Value Portfolio - Service Class
 ING American Century Small-Mid Cap Value Portfolio - Service Class
 ING Baron Asset Portfolio - Service Class
 ING Baron Small Cap Growth Portfolio - Service Class
 ING Columbia Small Cap Value II Portfolio - Service Class
 ING Davis New York Venture Portfolio - Service Class
 ING JPMorgan Mid Cap Value Portfolio - Service Class
 ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
 ING Neuberger Berman Partners Portfolio - Initial Class
 ING Neuberger Berman Partners Portfolio - Service Class
 ING Oppenheimer Global Portfolio - Initial Class
 ING Oppenheimer Strategic Income Portfolio - Initial Class
 ING Oppenheimer Strategic Income Portfolio - Service Class
 ING PIMCO Total Return Portfolio - Service Class
 ING Pioneer High Yield Portfolio - Initial Class
 ING Solution 2015 Portfolio - Service Class
 ING Solution 2025 Portfolio - Service Class
 ING Solution 2035 Portfolio - Service Class
 ING Solution 2045 Portfolio - Service Class
 ING Solution Income Portfolio - Service Class
 ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
 ING T. Rowe Price Growth Equity Portfolio - Initial Class
 ING Templeton Foreign Equity Portfolio - Initial Class**
 ING Thornburg Value Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio -
    Class I
  ING VP Strategic Allocation Growth Portfolio -
    Class I
  ING VP Strategic Allocation Moderate Portfolio -
    Class I
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 3
  ING GET U.S. Core Portfolio - Series 4
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Global Science and Technology
    Portfolio - Class I
  ING International Index Portfolio - Class I**
  ING Lehman Brothers U.S. Aggregate Bond Index®
    Portfolio - Class I**
  ING Opportunistic Large Cap Growth Portfolio -
    Class I
  ING Opportunistic Large Cap Value Portfolio -
    Class I
  ING Opportunistic Large Cap Value Portfolio -
    Class S
  ING Russell™ Large Cap Index Portfolio - Class I**
  ING Russell™ Mid Cap Index Portfolio - Class I**
  ING Russell™ Small Cap Index Portfolio - Class I**
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
  ING VP Small Company Portfolio - Class I
ING Variable Products Trust:
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Large Cap Growth Portfolio -
    Institutional Shares
  Janus Aspen Series Mid Cap Growth Portfolio -
    Institutional Shares
  Janus Aspen Series Worldwide Growth Portfolio -
    Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio -
    Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small Cap Fund®/VA
  Oppenheimer Mid Cap Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I*
  Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
  Wanger International*
  Wanger Select
  Wanger USA

*   Division added in 2007
** Division added in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class I	ING VP Global Science and Technology Portfolio - Class I
ING Opportunistic Large Cap Growth Portfolio - Class I	ING VP Growth Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S
Wanger Advisors Trust:	Wanger Advisors Trust:
Wanger International	Wanger International Small Cap
Wanger USA	Wanger U.S. Smaller Companies

During 2008, the following Divisions were closed to contractowners:

ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING Mid Cap Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
  ING JPMorgan International Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP Real Estate Portfolio - Class I

The following Divisions were available to contractowners during 2008 but did not have any activity as of December 31, 2008:

Fidelity® Variable Insurance Products V:
   Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
ING Investors Trust:
   ING FMR℠ Equity Income Portfolio - Institutional Class
   ING Global Resources Portfolio - Institutional Class
   ING PIMCO High Yield Portfolio - Institutional Class
   ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
   ING Oppenheimer Global Portfolio - Service Class
   ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
   ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
   ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
   ING Opportunistic Large Cap Growth Portfolio - Class S
Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments

owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

3.   Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

▪ Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   Related Party Transactions

During the year ended December 31, 2008, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Intermediate Bond Portfolio and ING VP Money Market Portfolio. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 60	$ 79	$ 146	$ 425
AIM V.I. Core Equity Fund - Series I Shares	817	711	107	350
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	201	205	367	620
Federated Insurance Series:				
Federated American Leaders Fund II - Primary Shares	4,312	3,765	3,024	5,667
Federated Capital Income Fund II	327	839	274	746
Federated Equity Income Fund II	164	1,093	282	1,772
Federated Fund for U.S. Government Securities II	163	354	122	415
Federated High Income Bond Fund II - Primary Shares	489	843	528	1,187
Federated International Equity Fund II	46	870	37	680
Federated Mid Cap Growth Strategies Fund II	1,454	1,575	48	1,466
Federated Prime Money Fund II	992	1,160	973	1,160
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,746	32,171	17,760	50,981
Fidelity® VIP Growth Portfolio - Initial Class	1,524	2,927	2,300	2,895
Fidelity® VIP High Income Portfolio - Initial Class	8	10	9	124
Fidelity® VIP Overseas Portfolio - Initial Class	2,551	2,932	4,159	3,069
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,211	46,184	68,581	74,568
Fidelity® VIP Index 500 Portfolio - Initial Class	2,236	7,260	2,296	11,567
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	41	171	51	180
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	993	807	1,378	1,620
ING GET Fund:				
ING GET Fund - Series U	1,599	16,298	870	3,494
ING GET Fund - Series V	456	25,689	659	6,376
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	33	53	195	594
ING American Funds Growth Portfolio	4,934	7,729	4,268	11,279
ING American Funds Growth-Income Portfolio	2,767	6,910	3,717	10,386
ING American Funds International Portfolio	6,993	10,253	8,405	14,337
ING BlackRock Large Cap Growth Portfolio - Institutional Class	4,359	7,583	53,097	8,707
ING Evergreen Health Sciences Portfolio - Service Class	754	296	659	673
ING Evergreen Omega Portfolio - Institutional Class	2,164	3,126	893	4,798
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	2,739	6,525	3,844	7,834
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	693	459	299	856

	Year ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Franklin Income Portfolio - Service Class	$ 1,455	$ 3,061	$ 4,177	$ 1,549
ING Franklin Mutual Shares Portfolio - Service Class	468	908	4,167	561
ING Global Real Estate Portfolio - Institutional Class	1,771	186	-	-
ING Global Real Estate Portfolio - Service Class	374	991	2,531	1,717
ING Global Resources Portfolio - Service Class	6,615	4,479	12,395	4,628
ING Janus Contrarian Portfolio - Service Class	416	126	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,140	4,970	7,646	4,384
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,576	3,197	4,890	3,418
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	434	1,477	693	3,138
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	90	79	220	406
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,789	8,707	3,591	14,971
ING JPMorgan Value Opportunities Portfolio - Service Class	414	567	556	967
ING Julius Baer Foreign Portfolio - Service Class	3,580	4,659	6,734	6,137
ING Legg Mason Value Portfolio - Institutional Class	3,518	4,489	608	9,824
ING Legg Mason Value Portfolio - Service Class	96	65	141	240
ING LifeStyle Aggressive Growth Portfolio - Service Class	451	634	2,015	1,017
ING LifeStyle Growth Portfolio - Service Class	2,268	2,446	2,500	3,113
ING LifeStyle Moderate Growth Portfolio - Service Class	1,844	5,230	5,210	4,369
ING LifeStyle Moderate Portfolio - Service Class	3,075	4,713	5,145	3,432
ING Lord Abbett Affiliated Portfolio - Institutional Class	1,243	904	7,533	698
ING Lord Abbett Affiliated Portfolio - Service Class	215	294	180	297
ING Marsico Growth Portfolio - Service Class	716	651	1,657	576
ING Marsico International Opportunities Portfolio - Service Class	2,940	4,421	5,356	6,694
ING MFS Total Return Portfolio - Institutional Class	11,093	27,605	9,659	36,522
ING MFS Total Return Portfolio - Service Class	403	307	536	500
ING MFS Utilities Portfolio - Service Class	1,824	1,748	4,761	2,404
ING Mid Cap Growth Portfolio - Service Class	5	164	110	42
ING Oppenheimer Main Street Portfolio® - Institutional Class	461	991	1,553	1,760
ING Oppenheimer Main Street Portfolio® - Service Class	101	4	38	138
ING PIMCO High Yield Portfolio - Service Class	792	1,158	1,630	2,567
ING Pioneer Equity Income Portfolio - Institutional Class	553	1,211	7,669	1,171
ING Pioneer Fund Portfolio - Institutional Class	3,717	8,060	2,592	7,749
ING Pioneer Mid Cap Value Portfolio - Institutional Class	882	799	4,862	1,046
ING Pioneer Mid Cap Value Portfolio - Service Class	529	618	1,628	639
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,214	1,017	5,323	1,467
ING T. Rowe Price Equity Income Portfolio - Service Class	2,369	2,018	2,735	1,586
ING Templeton Global Growth Portfolio - Service Class	102	481	1,136	534
ING UBS U.S. Allocation Portfolio - Service Class	769	5,680	886	1,573
ING Van Kampen Capital Growth Portfolio - Institutional Class	53,984	6,968	-	-

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Van Kampen Growth and Income Portfolio - Service Class	$ 335	$ 195	$ 221	$ 441
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	2,362	57,378	817	21,433
ING Van Kampen Real Estate Portfolio - Service Class	1,596	871	4,021	2,610
ING VP Index Plus International Equity Portfolio - Institutional Class	7,205	6,970	26,868	1,661
ING VP Index Plus International Equity Portfolio - Service Class	455	399	3,580	12,846
ING Wells Fargo Disciplined Value Portfolio - Service Class	222	542	420	244
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	101	189	218	260
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	356	245	227	120
ING American Century Small-Mid Cap Value Portfolio - Service Class	613	358	484	526
ING Baron Asset Portfolio - Service Class	313	339	856	181
ING Baron Small Cap Growth Portfolio - Service Class	731	983	1,188	3,410
ING Columbia Small Cap Value II Portfolio - Service Class	547	941	392	2,119
ING Davis New York Venture Portfolio - Service Class	931	784	1,890	664
ING JPMorgan International Portfolio - Initial Class	19,223	37,374	7,582	18,381
ING JPMorgan Mid Cap Value Portfolio - Service Class	391	803	1,199	890
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	724	5,348	732	10,554
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	3,488	14,311	3,306	3,932
ING Neuberger Berman Partners Portfolio - Initial Class	2,648	12,125	2,436	13,533
ING Neuberger Berman Partners Portfolio - Service Class	356	105	337	261
ING Neuberger Berman Regency Portfolio - Service Class	11	141	331	569
ING OpCap Balanced Value Portfolio - Service Class	229	580	132	377
ING Oppenheimer Global Portfolio - Initial Class	14,308	28,000	11,625	45,738
ING Oppenheimer Strategic Income Portfolio - Initial Class	10,303	20,694	11,270	17,520
ING Oppenheimer Strategic Income Portfolio - Service Class	1	2	20	1
ING PIMCO Total Return Portfolio - Service Class	4,029	1,551	2,004	1,115
ING Pioneer High Yield Portfolio - Initial Class	19,577	1,914	1,663	1,285
ING Solution 2015 Portfolio - Service Class	2,713	888	472	23
ING Solution 2025 Portfolio - Service Class	1,453	1,646	1,661	121
ING Solution 2035 Portfolio - Service Class	1,353	1,080	1,176	18
ING Solution 2045 Portfolio - Service Class	1,265	1,322	1,468	371
ING Solution Income Portfolio - Service Class	652	317	1,331	521
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	9,749	10,843	7,334	20,123
ING T. Rowe Price Growth Equity Portfolio - Initial Class	5,385	10,058	5,180	14,349
ING Templeton Foreign Equity Portfolio - Initial Class	36,859	5,614	-	-
ING Templeton Foreign Equity Portfolio - Service Class	128	1,594	2,001	1,288
ING Thornburg Value Portfolio - Initial Class	880	4,961	3,966	7,489

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Partners, Inc. (continued):				
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	$ 2,055	$ 6,208	$ 2,553	$ 9,036
ING UBS U.S. Small Cap Growth Portfolio - Service Class	3	36	110	106
ING Van Kampen Comstock Portfolio - Service Class	302	492	314	846
ING Van Kampen Equity and Income Portfolio - Initial Class	14,973	27,897	8,086	36,034
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	2,563	3,141	2,880	3,859
ING VP Strategic Allocation Growth Portfolio - Class I	4,894	4,113	2,403	3,036
ING VP Strategic Allocation Moderate Portfolio - Class I	3,608	3,566	2,736	6,559
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	31,980	59,186	13,086	67,897
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	1,753	13,567	675	3,184
ING GET U.S. Core Portfolio - Series 2	652	5,874	279	3,245
ING GET U.S. Core Portfolio - Series 3	1,435	5,799	728	6,279
ING GET U.S. Core Portfolio - Series 4	516	1,291	314	1,335
ING GET U.S. Core Portfolio - Series 5	429	531	174	973
ING GET U.S. Core Portfolio - Series 6	4,778	6,855	2,999	12,888
ING GET U.S. Core Portfolio - Series 7	3,411	5,807	1,502	10,711
ING GET U.S. Core Portfolio - Series 8	2,671	3,410	1,322	13,703
ING GET U.S. Core Portfolio - Series 9	2,157	3,141	876	9,068
ING GET U.S. Core Portfolio - Series 10	1,743	3,029	736	8,796
ING GET U.S. Core Portfolio - Series 11	1,957	3,231	960	7,997
ING GET U.S. Core Portfolio - Series 12	7,542	19,227	1,772	8,439
ING GET U.S. Core Portfolio - Series 13	2,428	14,348	558	13,436
ING GET U.S. Core Portfolio - Series 14	571	5,065	38,523	13,755
ING Variable Portfolios, Inc.:				
ING BlackRock Global Science and Technology Portfolio - Class I	874	3,333	3,955	4,299
ING International Index Portfolio - Class I	316	1	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	343	252	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	912	3,309	1,096	5,326
ING Opportunistic Large Cap Value Portfolio - Class I	2,212	2,200	493	3,410
ING Opportunistic Large Cap Value Portfolio - Class S	99	288	22	451
ING Russell™ Large Cap Index Portfolio - Class I	677	18	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	91	44	-	-
ING Russell™ Small Cap Index Portfolio - Class I	121	70	-	-
ING VP Index Plus LargeCap Portfolio - Class I	33,046	43,389	37,818	40,770
ING VP Index Plus MidCap Portfolio - Class I	2,235	2,366	2,645	4,284
ING VP Index Plus SmallCap Portfolio - Class I	690	1,380	1,620	2,786
ING VP Small Company Portfolio - Class I	8,680	13,830	11,834	20,912

	Year ended December 31			
	2008		2007	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 864	$ 1,305	$ 699	$ 368
ING VP High Yield Bond Portfolio - Class I	3,153	24,689	5,169	12,170
ING VP International Value Portfolio - Class I	1,999	1,542	3,773	3,584
ING VP MidCap Opportunities Portfolio - Class I	461	496	434	97
ING VP MidCap Opportunities Portfolio - Class S	425	2,724	51	2,578
ING VP Real Estate Portfolio - Class I	876	2,102	1,903	5,039
ING VP SmallCap Opportunities Portfolio - Class I	515	192	412	266
ING VP SmallCap Opportunities Portfolio - Class S	622	1,233	221	1,752
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	16,851	29,930	14,580	33,384
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	41,809	28,452	12,805	25,833
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	108,397	100,604	98,331	120,435
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	2	4	1	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	10	1	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	-	6	-	-
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	-	4	90	87
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	450	967	1,200	1,179
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	6	6	5	3
Oppenheimer Main Street Fund®/VA	114	96	98	56
Oppenheimer Main Street Small Cap Fund®/VA	78	50	142	218
Oppenheimer Mid Cap Fund/VA	57	153	129	22
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	4,953	2,900	2,734	711
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,437	2,080	5,108	2,495
Pioneer High Yield VCT Portfolio - Class I	186	952	1,630	652
Wanger Advisors Trust:				
Wanger International	624	803	1,939	752
Wanger Select	792	1,412	4,583	2,623
Wanger USA	178	181	1,000	1,143

8. Changes in Units

The changes in units outstanding were as follows:

	Year ended December 31					
	2008			**2007**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	9,363	10,112	(749)	13,382	35,301	(21,919)
AIM V.I. Core Equity Fund - Series I Shares	51,474	48,460	3,014	9,025	31,174	(22,149)
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	22,689	25,333	(2,644)	9,223	36,184	(26,961)
Federated Insurance Series:						
Federated American Leaders Fund II - Primary Shares	2,916	152,103	(149,187)	8,097	180,408	(172,311)
Federated Capital Income Fund II	7,629	45,327	(37,698)	7,605	41,767	(34,162)
Federated Equity Income Fund II	1,455	71,692	(70,237)	6,791	97,377	(90,586)
Federated Fund for U.S. Government Securities II	3,660	18,972	(15,312)	1,401	23,218	(21,817)
Federated High Income Bond Fund II - Primary Shares	426	40,532	(40,106)	1,501	55,185	(53,684)
Federated International Equity Fund II	2,823	47,374	(44,551)	1,500	29,535	(28,035)
Federated Mid Cap Growth Strategies Fund II	5,490	58,051	(52,561)	1,916	48,337	(46,421)
Federated Prime Money Fund II	72,065	85,948	(13,883)	65,999	85,185	(19,186)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	834,814	2,680,366	(1,845,552)	390,613	2,660,015	(2,269,402)
Fidelity® VIP Growth Portfolio - Initial Class	118,381	187,521	(69,140)	116,590	148,408	(31,818)
Fidelity® VIP High Income Portfolio - Initial Class	1	803	(802)	8	11,413	(11,405)
Fidelity® VIP Overseas Portfolio - Initial Class	98,365	174,185	(75,820)	152,490	141,870	10,620
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,475,694	3,637,598	(2,161,904)	628,590	3,475,198	(2,846,608)
Fidelity® VIP Index 500 Portfolio - Initial Class	76,883	319,320	(242,437)	34,205	422,444	(388,239)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1,885	10,993	(9,108)	48	9,459	(9,411)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	69,244	75,338	(6,094)	54,141	84,792	(30,651)

124

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING GET Fund:						
ING GET Fund - Series U	29,286	1,519,391	(1,490,105)	15,266	282,868	(267,602)
ING GET Fund - Series V	148,166	2,686,686	(2,538,520)	48,911	627,613	(578,702)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	3,733	8,238	(4,505)	13,867	46,294	(32,427)
ING American Funds Growth Portfolio	792,784	1,167,629	(374,845)	441,042	934,126	(493,084)
ING American Funds Growth-Income Portfolio	595,310	1,055,808	(460,498)	390,560	959,533	(568,973)
ING American Funds International Portfolio	865,640	1,196,281	(330,641)	663,450	1,071,035	(407,585)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	324,330	1,157,718	(833,388)	5,358,648	923,348	4,435,300
ING Evergreen Health Sciences Portfolio - Service Class	60,573	32,341	28,232	48,127	51,680	(3,553)
ING Evergreen Omega Portfolio - Institutional Class	181,498	355,300	(173,802)	109,891	421,109	(311,218)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	566,900	1,122,475	(555,575)	513,794	877,232	(363,438)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	61,421	55,027	6,394	21,855	62,711	(40,856)
ING Franklin Income Portfolio - Service Class	421,258	600,010	(178,752)	484,487	251,224	233,263
ING Franklin Mutual Shares Portfolio - Service Class	135,252	184,776	(49,524)	421,629	114,383	307,246
ING Global Real Estate Portfolio - Institutional Class	204,007	42,042	161,965	-	-	-
ING Global Real Estate Portfolio - Service Class	84,622	151,775	(67,153)	184,268	140,547	43,721
ING Global Resources Portfolio - Service Class	531,009	566,735	(35,726)	1,112,648	447,516	665,132
ING Janus Contrarian Portfolio - Service Class	48,649	22,726	25,923	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	330,835	500,208	(169,373)	594,985	366,367	228,618
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	127,532	193,737	(66,205)	247,655	182,149	65,506
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	72,598	184,100	(111,502)	47,460	244,275	(196,815)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	8,569	8,448	121	14,561	30,557	(15,996)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	524,861	1,340,108	(815,247)	172,056	1,195,005	(1,022,949)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,503	54,762	(41,259)	27,298	72,572	(45,274)
ING Julius Baer Foreign Portfolio - Service Class	418,585	639,381	(220,796)	457,016	518,049	(61,033)
ING Legg Mason Value Portfolio - Institutional Class	257,708	743,831	(486,123)	68,774	809,963	(741,189)

ING Investors Trust (continued):

	Year ended December 31					
	2008			**2007**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Legg Mason Value Portfolio - Service Class	2,438	8,407	(5,969)	11,153	19,764	(8,611)
ING LifeStyle Aggressive Growth Portfolio - Service Class	65,929	93,526	(27,597)	160,867	86,122	74,745
ING LifeStyle Growth Portfolio - Service Class	375,594	422,777	(47,183)	291,812	359,133	(67,321)
ING LifeStyle Moderate Growth Portfolio - Service Class	457,702	830,283	(372,581)	545,786	503,793	41,993
ING LifeStyle Moderate Portfolio - Service Class	497,420	692,957	(195,537)	523,921	397,076	126,845
ING Lord Abbett Affiliated Portfolio - Institutional Class	119,621	179,210	(59,589)	684,599	60,817	623,782
ING Lord Abbett Affiliated Portfolio - Service Class	35,575	55,880	(20,305)	14,556	27,705	(13,149)
ING Marsico Growth Portfolio - Service Class	94,737	93,179	1,558	150,693	62,793	87,900
ING Marsico International Opportunities Portfolio - Service Class	291,477	486,658	(195,181)	364,438	494,394	(129,956)
ING MFS Total Return Portfolio - Institutional Class	1,274,229	3,751,296	(2,477,067)	333,789	3,222,904	(2,889,115)
ING MFS Total Return Portfolio - Service Class	29,724	38,146	(8,422)	28,934	35,103	(6,169)
ING MFS Utilities Portfolio - Service Class	107,394	138,813	(31,419)	284,917	147,333	137,584
ING Mid Cap Growth Portfolio - Service Class	2,109	19,955	(17,846)	12,208	5,531	6,677
ING Oppenheimer Main Street Portfolio® - Institutional Class	90,194	137,712	(47,518)	133,633	145,675	(12,042)
ING Oppenheimer Main Street Portfolio® - Service Class	8,660	454	8,206	2,754	10,137	(7,383)
ING PIMCO High Yield Portfolio - Service Class	72,295	121,514	(49,219)	122,579	220,885	(98,306)
ING Pioneer Equity Income Portfolio - Institutional Class	131,663	225,753	(94,090)	815,127	128,728	686,399
ING Pioneer Fund Portfolio - Institutional Class	319,611	793,165	(473,554)	251,562	666,124	(414,562)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	113,260	123,148	(9,888)	430,324	96,335	333,989
ING Pioneer Mid Cap Value Portfolio - Service Class	88,473	105,774	(17,301)	141,321	60,429	80,892
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	289,860	129,004	160,856	357,532	123,948	233,584
ING T. Rowe Price Equity Income Portfolio - Service Class	276,869	286,826	(9,957)	186,701	119,855	66,846
ING Templeton Global Growth Portfolio - Service Class	44,848	92,246	(47,398)	108,640	57,825	50,815
ING UBS U.S. Allocation Portfolio - Service Class	49,398	551,616	(502,218)	31,851	133,228	(101,377)
ING Van Kampen Capital Growth Portfolio - Institutional Class	5,562,263	1,170,047	4,392,216	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	38,785	34,919	3,866	9,836	33,519	(23,683)

Year ended December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	232,271	5,901,672	(5,669,401)	210,252	2,068,227	(1,857,975)
ING Van Kampen Real Estate Portfolio - Service Class	169,087	145,215	23,872	293,902	232,056	61,846
ING VP Index Plus International Equity Portfolio - Institutional Class	342,220	1,087,214	(744,994)	2,794,871	205,808	2,589,063
ING VP Index Plus International Equity Portfolio - Service Class	23,405	46,680	(23,275)	343,184	1,114,810	(771,626)
ING Wells Fargo Disciplined Value Portfolio - Service Class	31,604	68,566	(36,962)	40,047	24,178	15,869
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	18,238	31,664	(13,426)	22,244	25,898	(3,654)
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Service Class	30,053	29,774	279	15,635	8,932	6,703
ING American Century Small-Mid Cap Value Portfolio - Service Class	49,253	32,956	16,297	19,215	31,775	(12,560)
ING Baron Asset Portfolio - Service Class	32,792	54,118	(21,326)	78,754	16,474	62,280
ING Baron Small Cap Growth Portfolio - Service Class	109,147	139,596	(30,449)	107,311	320,051	(212,740)
ING Columbia Small Cap Value II Portfolio - Service Class	100,634	150,467	(49,833)	49,982	213,382	(163,400)
ING Davis New York Venture Portfolio - Service Class	143,643	133,282	10,361	177,792	76,312	101,480
ING JPMorgan International Portfolio - Initial Class	115,745	2,271,300	(2,155,555)	563,357	1,309,677	(746,320)
ING JPMorgan Mid Cap Value Portfolio - Service Class	20,636	57,012	(36,376)	58,466	48,940	9,526
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	207,906	679,501	(471,595)	105,840	813,150	(707,310)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	366,974	1,377,573	(1,010,599)	383,080	479,347	(96,267)
ING Neuberger Berman Partners Portfolio - Initial Class	520,373	1,503,933	(983,560)	135,172	1,293,271	(1,158,099)
ING Neuberger Berman Partners Portfolio - Service Class	51,028	13,596	37,432	28,240	24,085	4,155
ING Neuberger Berman Regency Portfolio - Service Class	2,806	15,965	(13,159)	35,365	58,899	(23,534)
ING OpCap Balanced Value Portfolio - Service Class	7,514	72,106	(64,592)	2,252	27,929	(25,677)
ING Oppenheimer Global Portfolio - Initial Class	864,388	2,876,782	(2,012,394)	450,517	3,236,685	(2,786,168)
ING Oppenheimer Strategic Income Portfolio - Initial Class	2,075,003	3,275,379	(1,200,376)	1,224,057	1,985,345	(761,288)
ING Oppenheimer Strategic Income Portfolio - Service Class	12	139	(127)	1,773	113	1,660
ING PIMCO Total Return Portfolio - Service Class	333,457	177,217	156,240	151,061	94,546	56,515
ING Pioneer High Yield Portfolio - Initial Class	2,038,499	324,372	1,714,127	146,926	117,113	29,813

Year ended December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Service Class	284,879	124,608	160,271	39,095	1,380	37,715
ING Solution 2025 Portfolio - Service Class	215,667	220,701	(5,034)	129,947	8,633	121,314
ING Solution 2035 Portfolio - Service Class	198,152	166,100	32,052	89,549	850	88,699
ING Solution 2045 Portfolio - Service Class	136,159	139,593	(3,434)	108,922	27,785	81,137
ING Solution Income Portfolio - Service Class	80,477	47,124	33,353	117,663	44,742	72,921
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	526,043	1,274,943	(748,900)	226,069	1,586,212	(1,360,143)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	141,950	491,769	(349,819)	127,580	508,074	(380,494)
ING Templeton Foreign Equity Portfolio - Initial Class	3,810,092	898,839	2,911,253	-	-	-
ING Templeton Foreign Equity Portfolio - Service Class	16,208	136,914	(120,706)	169,488	112,652	56,836
ING Thornburg Value Portfolio - Initial Class	218,137	634,560	(416,423)	303,651	587,901	(284,250)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	212,690	620,217	(407,527)	221,690	657,525	(435,835)
ING UBS U.S. Small Cap Growth Portfolio - Service Class	897	4,471	(3,574)	10,604	10,055	549
ING Van Kampen Comstock Portfolio - Service Class	25,861	53,329	(27,468)	14,908	55,793	(40,885)
ING Van Kampen Equity and Income Portfolio - Initial Class	1,386,209	3,337,397	(1,951,188)	357,620	2,996,710	(2,639,090)
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	79,605	191,703	(112,098)	113,738	203,337	(89,599)
ING VP Strategic Allocation Growth Portfolio - Class I	291,790	296,694	(4,904)	83,158	167,536	(84,378)
ING VP Strategic Allocation Moderate Portfolio - Class I	99,048	222,583	(123,535)	108,444	379,725	(271,281)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	3,552,279	4,068,096	(515,817)	435,597	2,784,118	(2,348,521)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	95,732	1,355,305	(1,259,573)	581	255,761	(255,180)
ING GET U.S. Core Portfolio - Series 2	64,401	630,571	(566,170)	3,199	291,115	(287,916)
ING GET U.S. Core Portfolio - Series 3	148,653	678,099	(529,446)	18,168	565,748	(547,580)
ING GET U.S. Core Portfolio - Series 4	82,905	199,364	(116,459)	23,370	128,489	(105,119)
ING GET U.S. Core Portfolio - Series 5	36,058	83,456	(47,398)	18,684	96,447	(77,763)
ING GET U.S. Core Portfolio - Series 6	54,952	662,633	(607,681)	33,445	1,105,442	(1,071,997)

Year ended December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 7	74,649	605,594	(530,945)	15,322	927,741	(912,419)
ING GET U.S. Core Portfolio - Series 8	6,622	306,336	(299,714)	7,998	1,199,137	(1,191,139)
ING GET U.S. Core Portfolio - Series 9	4,208	289,438	(285,230)	50,840	831,056	(780,216)
ING GET U.S. Core Portfolio - Series 10	16,730	295,504	(278,774)	11,509	774,982	(763,473)
ING GET U.S. Core Portfolio - Series 11	1,370	301,967	(300,597)	543,199	1,253,937	(710,738)
ING GET U.S. Core Portfolio - Series 12	1,882,165	3,654,875	(1,772,710)	131,675	786,436	(654,761)
ING GET U.S. Core Portfolio - Series 13	1,903,461	3,264,066	(1,360,605)	54,630	1,257,075	(1,202,445)
ING GET U.S. Core Portfolio - Series 14	134,462	595,067	(460,605)	3,038,184	545,461	2,492,723
ING Variable Portfolios, Inc.:						
ING BlackRock Global Science and Technology Portfolio - Class I	375,560	958,813	(583,253)	932,855	1,013,946	(81,091)
ING International Index Portfolio - Class I	35,557	25	35,532	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	35,241	25,813	9,428	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	144,195	384,305	(240,110)	115,548	448,627	(333,079)
ING Opportunistic Large Cap Value Portfolio - Class I	40,246	103,713	(63,467)	16,168	149,372	(133,204)
ING Opportunistic Large Cap Value Portfolio - Class S	24,842	53,948	(29,106)	1,694	38,543	(36,849)
ING Russell™ Large Cap Index Portfolio - Class I	99,969	3,589	96,380	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	12,024	7,092	4,932	-	-	-
ING Russell™ Small Cap Index Portfolio - Class I	14,079	9,007	5,072	-	-	-
ING VP Index Plus LargeCap Portfolio - Class I	2,664,957	4,441,285	(1,776,328)	3,392,724	2,771,850	620,874
ING VP Index Plus MidCap Portfolio - Class I	56,762	135,835	(79,073)	62,406	180,286	(117,880)
ING VP Index Plus SmallCap Portfolio - Class I	43,798	106,597	(62,799)	49,813	153,934	(104,121)
ING VP Small Company Portfolio - Class I	361,534	987,127	(625,593)	136,424	921,226	(784,802)
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	74,238	128,503	(54,265)	50,215	26,778	23,437
ING VP High Yield Bond Portfolio - Class I	340,861	2,613,728	(2,272,867)	444,433	1,276,390	(831,957)
ING VP International Value Portfolio - Class I	124,856	131,674	(6,818)	150,047	205,935	(55,888)
ING VP MidCap Opportunities Portfolio - Class I	44,028	46,805	(2,777)	31,189	8,492	22,697
ING VP MidCap Opportunities Portfolio - Class S	187,520	384,593	(197,073)	19,528	228,625	(209,097)

Year ended December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust (continued):						
ING VP Real Estate Portfolio - Class I	35,581	119,223	(83,642)	87,335	245,850	(158,515)
ING VP SmallCap Opportunities Portfolio - Class I	53,788	27,819	25,969	42,473	26,939	15,534
ING VP SmallCap Opportunities Portfolio - Class S	124,585	269,185	(144,600)	33,368	197,601	(164,233)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	429,348	1,846,534	(1,417,186)	333,493	1,598,025	(1,264,532)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	3,371,594	2,833,690	537,904	829,742	1,777,773	(948,031)
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	16,497,663	16,723,037	(225,374)	10,574,773	12,988,629	(2,413,856)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	127	(127)	-	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	411	(411)	-	-	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	-	2	(2)	2	2	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	7	180	(173)	-	6	(6)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	-	152	(152)	3,231	3,231	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	62,246	114,324	(52,078)	43,479	75,764	(32,285)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	213	(213)	-	103	(103)
Oppenheimer Main Street Fund®/VA	13,455	13,761	(306)	7,338	4,113	3,225
Oppenheimer Main Street Small Cap Fund®/VA	6,905	6,669	236	8,750	15,720	(6,970)
Oppenheimer Mid Cap Fund/VA	5,708	15,287	(9,579)	10,834	1,716	9,118
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	415,801	266,627	149,174	223,523	63,990	159,533
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	235,013	264,415	(29,402)	441,429	216,512	224,917
Pioneer High Yield VCT Portfolio - Class I	19,880	99,561	(79,681)	131,821	53,879	77,942

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Wanger Advisors Trust:						
Wanger International	64,931	104,899	(39,968)	192,147	80,589	111,558
Wanger Select	70,554	124,853	(54,299)	291,394	164,811	126,583
Wanger USA	15,180	18,603	(3,423)	65,094	76,202	(11,108)

131

9.   Unit Summary

A summary of units outstanding at December 31, 2008 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	6,814.980	$7.24 to $8.13	$ 52,533
Contracts in accumulation period:			
Non-Qualified V	9,032.624	6.54	59,073
Non-Qualified V (0.75)	59,392.153	6.86	407,430
Non-Qualified IX	559.094	6.38	3,567
Non-Qualified XII	10.025	6.83	68
Non-Qualified XXIII	82.599	6.88	568
	75,891.475		$ 523,239
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	26,129.811	$9.28 to $9.77	$ 254,981
Contracts in accumulation period:			
Non-Qualified V	47,823.596	7.33	350,547
Non-Qualified V (0.75)	54,586.208	7.70	420,314
Non-Qualified IX	1,815.444	7.16	12,999
Non-Qualified XII	15.214	7.66	117
Non-Qualified XX	2,838.106	11.44	32,468
Non-Qualified XXIII	1,635.449	7.51	12,282
	134,843.828		$ 1,083,708
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Non-Qualified V	3,725.102	$ 16.77	$ 62,470
Non-Qualified V (0.75)	24,307.359	17.89	434,859
Non-Qualified VII	41,802.219	9.25	386,671
Non-Qualified VIII	30,521.367	9.41	287,206
Non-Qualified XXIII	130.828	7.49	980
	100,486.875		$ 1,172,186
Federated American Leaders Fund II - Primary Shares			
Currently payable annuity contracts:	1,320.611	$ 17.90	$ 23,639
Contracts in accumulation period:			
Non-Qualified VII	498,599.186	17.54	8,745,430
Non-Qualified VIII	105.031	12.77	1,341
	500,024.828		$ 8,770,410
Federated Capital Income Fund II			
Currently payable annuity contracts:	454.273	$ 13.57	$ 6,164
Contracts in accumulation period:			
Non-Qualified VII	111,556.224	13.30	1,483,698
Non-Qualified VIII	59.440	11.19	665
	112,069.937		$ 1,490,527
Federated Equity Income Fund II			
Currently payable annuity contracts:	6,445.162	$ 10.10	$ 65,096
Contracts in accumulation period:			
Non-Qualified VII	198,676.488	11.72	2,328,488
	205,121.650		$ 2,393,584

Division/Contract	Units	Unit Value		Extended Value	
Federated Fund for U.S. Government Securities II					
Contracts in accumulation period:					
Non-Qualified VII	108,714.569	$	17.62	$	1,915,551
Federated High Income Bond Fund II - Primary Shares					
Currently payable annuity contracts:	1,850.253	$	14.86	$	27,495
Contracts in accumulation period:					
Non-Qualified VII	237,685.133		14.56		3,460,696
	239,535.386			$	3,488,191
Federated International Equity Fund II					
Currently payable annuity contracts:	973.437	$	11.80	$	11,487
Contracts in accumulation period:					
Non-Qualified VII	118,582.533	$	11.56	$	1,370,814
Non-Qualified VIII	115.762		10.79		1,249
	119,671.732			$	1,383,550
Federated Mid Cap Growth Strategies Fund II					
Contracts in accumulation period:					
Non-Qualified VII	154,203.276	$	16.47	$	2,539,728
Federated Prime Money Fund II					
Contracts in accumulation period:					
Non-Qualified VII	127,857.796	$	13.66	$	1,746,537
Fidelity® VIP Equity-Income Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	218,531.912	$	15.05	$	3,288,905
Non-Qualified V (0.75)	522,945.977		16.05		8,393,283
Non-Qualified VII	1,240,836.279		17.76		22,037,252
Non-Qualified VIII	296,765.646		12.91		3,831,244
Non-Qualified IX	15,631.279		14.61		228,373
Non-Qualified X	22,407.392		15.05		337,231
Non-Qualified XII	6,415.382		9.13		58,572
Non-Qualified XIII	939,281.381		8.83		8,293,855
Non-Qualified XIV	1,181,565.058		8.55		10,102,381
Non-Qualified XV	325,452.996		8.42		2,740,314
Non-Qualified XVI	71,254.311		8.06		574,310
Non-Qualified XVIII	23,444.322		7.76		181,928
Non-Qualified XIX	107,850.452		7.86		847,705
Non-Qualified XX	8,693.888		9.56		83,114
Non-Qualified XXIII	21,845.892		6.88		150,300
	5,002,922.167			$	61,148,767

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	172,394.456	$ 12.40	$ 2,137,691
Non-Qualified V (0.75)	410,859.041	13.22	5,431,557
Non-Qualified IX	10,151.713	12.04	122,227
Non-Qualified X	3,860.315	12.40	47,868
Non-Qualified XII	9,783.583	7.96	77,877
Non-Qualified XX	2,509.773	9.12	22,889
Non-Qualified XXIII	17,677.602	6.28	111,015
	627,236.483		$ 7,951,124
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	7,653.841	$7.93 to $9.16	$ 69,353
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	102,747.728	$ 13.32	$ 1,368,600
Non-Qualified V (0.75)	216,495.215	14.20	3,074,232
Non-Qualified IX	1,466.175	12.93	18,958
Non-Qualified X	47.335	13.32	631
Non-Qualified XII	708.906	9.86	6,990
Non-Qualified XX	6,270.839	12.09	75,814
Non-Qualified XXIII	5,899.920	6.59	38,880
	333,636.118		$ 4,584,105
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	381,493.065	$ 21.06	$ 8,034,244
Non-Qualified V (0.75)	951,230.410	22.46	21,364,635
Non-Qualified VII	1,298,211.980	22.97	29,819,929
Non-Qualified VIII	265,541.722	18.65	4,952,353
Non-Qualified IX	20,494.816	20.45	419,119
Non-Qualified X	12,124.733	21.06	255,347
Non-Qualified XII	38,020.915	12.48	474,501
Non-Qualified XIII	1,453,753.760	11.58	16,834,469
Non-Qualified XIV	1,579,285.113	11.22	17,719,579
Non-Qualified XV	526,260.067	11.04	5,809,911
Non-Qualified XVI	163,490.357	8.75	1,430,541
Non-Qualified XVIII	26,248.588	8.43	221,276
Non-Qualified XIX	148,804.872	8.53	1,269,306
Non-Qualified XX	43,318.320	11.90	515,488
Non-Qualified XXII	2,364.468	7.24	17,119
Non-Qualified XXIII	59,360.430	6.89	408,993
	6,970,003.616		$ 109,546,810

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	1,122,989.089	$ 16.88	$ 18,956,056
Non-Qualified VIII	193,845.624	14.27	2,766,177
	1,316,834.713		$ 21,722,233
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	52,014.595	$ 16.84	$ 875,926
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	43,595.050	$ 11.64	$ 507,446
Non-Qualified V (0.75)	171,051.686	12.08	2,066,304
Non-Qualified IX	3,125.591	11.43	35,726
Non-Qualified XII	3,563.841	12.04	42,909
Non-Qualified XX	2,663.798	11.80	31,433
Non-Qualified XXIII	6,396.473	7.04	45,031
	230,396.439		$ 2,728,849
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,386.091	$ 7.26	$ 39,103
Non-Qualified V (0.75)	1,816.788	7.40	13,444
Non-Qualified IX	1,604.149	7.19	11,534
	8,807.028		$ 64,081
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	184,325.130	$ 7.74	$ 1,426,677
Contracts in accumulation period:			
Non-Qualified XIII	458,590.249	7.98	3,659,550
Non-Qualified XIV	501,572.010	7.88	3,952,387
Non-Qualified XV	294,458.398	7.83	2,305,609
Non-Qualified XVI	49,001.575	7.81	382,702
Non-Qualified XVIII	18,184.243	7.67	139,473
Non-Qualified XIX	87,249.504	7.72	673,566
	1,593,381.109		$ 12,539,964
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:	205,051.450	$ 7.57	$ 1,552,239
Contracts in accumulation period:			
Non-Qualified XIII	359,054.064	7.78	2,793,441
Non-Qualified XIV	529,158.699	7.68	4,063,939
Non-Qualified XV	311,713.559	7.64	2,381,492
Non-Qualified XVI	43,472.374	7.62	331,259
Non-Qualified XVIII	17,710.844	7.48	132,477
Non-Qualified XIX	21,824.629	7.52	164,121
	1,487,985.619		$ 11,418,968

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Currently payable annuity contracts:	152,399.758	$ 9.76	$ 1,487,422
Contracts in accumulation period:			
Non-Qualified XIII	350,045.239	10.04	3,514,454
Non-Qualified XIV	526,282.381	9.91	5,215,458
Non-Qualified XV	215,649.837	9.85	2,124,151
Non-Qualified XVI	37,769.091	9.83	371,270
Non-Qualified XVIII	14,523.131	9.65	140,148
Non-Qualified XIX	59,882.315	9.71	581,457
	1,356,551.752		$ 13,434,360
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	279,414.529	$5.90 to $5.94	$ 1,648,648
Contracts in accumulation period:			
Non-Qualified V	168,582.959	6.27	1,057,015
Non-Qualified V (0.75)	230,496.842	6.33	1,459,045
Non-Qualified VII	878,643.315	5.88	5,166,423
Non-Qualified VIII	99,889.642	5.90	589,349
Non-Qualified IX	3,982.024	6.24	24,848
Non-Qualified X	12,301.892	6.28	77,256
Non-Qualified XII	4,131.315	6.32	26,110
Non-Qualified XIII	663,377.718	5.93	3,933,830
Non-Qualified XIV	896,771.361	5.90	5,290,951
Non-Qualified XV	322,430.189	5.88	1,895,890
Non-Qualified XVI	7,628.321	5.88	44,855
Non-Qualified XVIII	7,514.772	5.83	43,811
Non-Qualified XIX	17,097.031	5.85	100,018
Non-Qualified XX	888.216	6.31	5,605
Non-Qualified XXIII	8,762.284	7.15	62,650
	3,601,912.410		$ 21,426,304
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,099.069	$ 9.52	$ 96,143
Non-Qualified V (0.75)	58,040.788	9.69	562,415
Non-Qualified XII	288.733	9.68	2,795
Non-Qualified XX	499.943	9.62	4,809
	68,928.533		$ 666,162
ING Evergreen Omega Portfolio - Institutional Class			
Currently payable annuity contracts:	73,964.193	$8.58 to $8.96	$ 662,537
Contracts in accumulation period:			
Non-Qualified VII	272,891.421	8.40	2,292,288
Non-Qualified VIII	3,024.391	8.44	25,526
Non-Qualified XIII	132,881.072	9.51	1,263,699
Non-Qualified XIV	178,914.627	9.40	1,681,797
Non-Qualified XV	83,157.056	9.35	777,518
Non-Qualified XVI	11,705.331	9.33	109,211
Non-Qualified XVIII	12,253.193	9.18	112,484
Non-Qualified XIX	4,285.672	9.23	39,557
	773,076.956		$ 6,964,617

Division/Contract	Units	Unit Value		Extended Value	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class					
Currently payable annuity contracts:	182,307.133	$	6.79	$	1,237,865
Contracts in accumulation period:					
Non-Qualified VII	482,506.058		6.71		3,237,616
Non-Qualified VIII	159,918.174		6.74		1,077,848
Non-Qualified XIII	483,580.468		6.79		3,283,511
Non-Qualified XIV	466,426.591		6.74		3,143,715
Non-Qualified XV	167,234.250		6.71		1,122,142
Non-Qualified XVI	31,306.737		6.70		209,755
Non-Qualified XVIII	13,867.227		6.62		91,801
Non-Qualified XIX	26,200.965		6.65		174,236
	2,013,347.603			$	13,578,489
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	19,668.384	$	8.88	$	174,655
Non-Qualified V (0.75)	62,805.972		9.04		567,766
Non-Qualified IX	1,178.686		8.80		10,372
Non-Qualified XII	3,167.125		9.03		28,599
Non-Qualified XX	3,790.622		8.98		34,040
	90,610.789			$	815,432
ING Franklin Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	129,483.284	$	7.81	$	1,011,264
Non-Qualified XIV	177,286.236		7.74		1,372,195
Non-Qualified XV	83,209.647		7.71		641,546
Non-Qualified XVI	18,898.531		7.70		145,519
Non-Qualified XVIII	1,462.380		7.61		11,129
Non-Qualified XIX	39,316.298		7.64		300,377
	449,656.376			$	3,482,030
ING Franklin Mutual Shares Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	81,917.928	$	7.35	$	602,097
Non-Qualified XIV	115,203.618		7.31		842,138
Non-Qualified XV	33,368.171		7.29		243,254
Non-Qualified XVI	7,351.285		7.29		53,591
Non-Qualified XVIII	2,896.342		7.23		20,941
Non-Qualified XIX	16,984.308		7.25		123,136
	257,721.652			$	1,885,157
ING Global Real Estate Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	14,266.615	$	6.70	$	95,586
Non-Qualified V (0.75)	136,534.887		6.71		916,149
Non-Qualified IX	2,303.447		6.69		15,410
Non-Qualified XII	8,860.365		6.71		59,453
	161,965.314			$	1,086,598

Division/Contract	Units	Unit Value	Extended Value
ING Global Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	64,669.562	$ 7.30	$ 472,088
Non-Qualified XIV	27,092.830	7.24	196,152
Non-Qualified XV	11,943.172	7.21	86,110
Non-Qualified XVI	1,939.031	7.20	13,961
Non-Qualified XVIII	6,731.429	7.11	47,860
Non-Qualified XIX	12,029.181	7.14	85,888
	124,405.205		$ 902,059
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	125,599.421	$ 7.84	$ 984,699
Non-Qualified V (0.75)	369,260.741	7.93	2,928,238
Non-Qualified VII	53,619.571	8.25	442,361
Non-Qualified IX	9,097.513	7.80	70,961
Non-Qualified X	2,442.579	7.84	19,150
Non-Qualified XII	6,839.549	7.92	54,169
Non-Qualified XIII	80,820.105	7.68	620,698
Non-Qualified XIV	72,901.710	7.62	555,511
Non-Qualified XV	34,320.183	7.59	260,490
Non-Qualified XVI	8,357.521	7.58	63,350
Non-Qualified XVIII	1,317.056	7.49	9,865
Non-Qualified XIX	13,575.741	7.52	102,090
Non-Qualified XX	2,664.193	7.89	21,020
Non-Qualified XXIII	10,615.689	6.20	65,817
	791,431.572		$ 6,198,419
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	3,924.475	$ 5.33	$ 20,917
Non-Qualified V (0.75)	16,053.789	5.35	85,888
Non-Qualified XII	5,944.656	5.35	31,804
	25,922.920		$ 138,609
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified VII	184,178.062	$ 9.71	$ 1,788,369
Non-Qualified VIII	34,089.027	9.76	332,709
Non-Qualified XIII	57,318.042	7.60	435,617
Non-Qualified XIV	67,866.288	7.53	511,033
Non-Qualified XV	22,987.381	7.50	172,405
Non-Qualified XVI	5,219.230	7.49	39,092
Non-Qualified XVIII	2,808.601	7.40	20,784
Non-Qualified XIX	3,795.704	7.43	28,202
	378,262.335		$ 3,328,211

Division/Contract	Units	Unit Value		Extended Value	
ING JPMorgan Emerging Markets Equity Portfolio -					
Service Class					
Contracts in accumulation period:					
Non-Qualified V	29,472.647	$	11.83	$	348,661
Non-Qualified V (0.75)	297,377.148		12.05		3,583,395
Non-Qualified IX	16,919.230		11.72		198,293
Non-Qualified XII	983.841		12.03		11,836
Non-Qualified XX	2,997.880		11.96		35,855
Non-Qualified XXIII	1,018.395		5.87		5,978
	348,769.141			$	4,184,018
ING JPMorgan Small Cap Core Equity Portfolio -					
Institutional Class					
Contracts in accumulation period:					
Non-Qualified XIII	79,400.071	$	9.00	$	714,601
Non-Qualified XIV	87,643.869		8.90		780,030
Non-Qualified XV	26,913.852		8.85		238,188
Non-Qualified XVI	5,308.755		8.84		46,929
Non-Qualified XVIII	2,397.407		8.69		20,833
Non-Qualified XIX	13,579.323		8.74		118,683
	215,243.277			$	1,919,264
ING JPMorgan Small Cap Core Equity Portfolio -					
Service Class					
Contracts in accumulation period:					
Non-Qualified V	1,028.127	$	8.74	$	8,986
Non-Qualified V (0.75)	10,289.476		8.90		91,576
Non-Qualified XXIII	138.083		7.37		1,018
	11,455.686			$	101,580
ING JPMorgan Value Opportunities Portfolio -					
Institutional Class					
Contracts in accumulation period:					
Non-Qualified XIII	572,239.984	$	7.52	$	4,303,245
Non-Qualified XIV	575,866.352		7.44		4,284,446
Non-Qualified XV	177,034.556		7.39		1,308,285
Non-Qualified XVI	31,740.378		7.38		234,244
Non-Qualified XVIII	11,943.817		7.26		86,712
Non-Qualified XIX	49,130.171		7.30		358,650
	1,417,955.258			$	10,575,582
ING JPMorgan Value Opportunities Portfolio - Service					
Class					
Contracts in accumulation period:					
Non-Qualified VII	187,812.343	$	7.32	$	1,374,786
Non-Qualified VIII	6,980.878		7.36		51,379
	194,793.221			$	1,426,165

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	20,474.666	$ 10.87	$ 222,560
Non-Qualified V (0.75)	355,789.753	11.13	3,959,940
Non-Qualified IX	745.722	10.75	8,017
Non-Qualified XIII	213,965.036	7.00	1,497,755
Non-Qualified XIV	124,683.988	6.94	865,307
Non-Qualified XV	57,593.559	6.91	397,971
Non-Qualified XVI	6,055.509	6.90	41,783
Non-Qualified XVIII	2,737.170	6.82	18,668
Non-Qualified XIX	11,863.177	6.85	81,263
Non-Qualified XX	2,860.869	11.02	31,527
Non-Qualified XXIII	4,762.462	6.60	31,432
	801,531.911		$ 7,156,223
ING Legg Mason Value Portfolio - Institutional Class			
Currently payable annuity contracts:	126,483.331	$ 5.10	$ 645,065
Contracts in accumulation period:			
Non-Qualified XIII	371,902.749	5.02	1,866,952
Non-Qualified XIV	605,216.264	4.96	3,001,873
Non-Qualified XV	234,564.039	4.93	1,156,401
Non-Qualified XVI	29,354.205	4.92	144,423
Non-Qualified XVIII	4,029.124	4.83	19,461
Non-Qualified XIX	37,239.730	4.86	180,985
	1,408,789.442		$ 7,015,160
ING Legg Mason Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,823.613	$ 4.93	$ 13,920
Non-Qualified V (0.75)	28,733.783	5.02	144,244
Non-Qualified XX	737.238	4.99	3,679
	32,294.634		$ 161,843
ING LifeStyle Aggressive Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	33,991.884	$ 7.30	$ 248,141
Non-Qualified XIV	66,689.035	7.23	482,162
Non-Qualified XV	15,928.414	7.19	114,525
Non-Qualified XVI	28,087.809	7.18	201,670
Non-Qualified XVIII	152.083	7.07	1,075
Non-Qualified XIX	2,879.355	7.10	20,443
	147,728.580		$ 1,068,016
ING LifeStyle Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	205,021.801	$ 7.74	$ 1,586,869
Non-Qualified XIV	177,663.786	7.66	1,360,905
Non-Qualified XV	140,799.033	7.62	1,072,889
Non-Qualified XVI	46,179.774	7.61	351,428
Non-Qualified XVIII	1,968.355	7.49	14,743
Non-Qualified XIX	51,840.724	7.53	390,361
	623,473.473		$ 4,777,195

Division/Contract	Units	Unit Value		Extended Value	
ING LifeStyle Moderate Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	314,213.965	$	8.17	$	2,567,128
Non-Qualified XIV	323,026.967		8.09		2,613,288
Non-Qualified XV	105,804.102		8.05		851,723
Non-Qualified XVI	72,962.486		8.03		585,889
Non-Qualified XVIII	16,891.144		7.91		133,609
Non-Qualified XIX	30,896.526		7.95		245,627
	863,795.190			$	6,997,264
ING LifeStyle Moderate Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	180,759.936	$	8.65	$	1,563,573
Non-Qualified XIV	314,370.117		8.56		2,691,008
Non-Qualified XV	144,803.734		8.51		1,232,280
Non-Qualified XVI	150,258.112		8.50		1,277,194
Non-Qualified XVIII	11,580.545		8.37		96,929
Non-Qualified XIX	53,906.430		8.41		453,353
	855,678.874			$	7,314,337
ING Lord Abbett Affiliated Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	73,714.587	$	6.99	$	515,265
Non-Qualified V (0.75)	479,053.201		7.08		3,391,697
Non-Qualified IX	1,960.618		6.94		13,607
Non-Qualified XII	5,019.594		7.07		35,489
Non-Qualified XX	2,998.565		7.04		21,110
Non-Qualified XXIII	5,608.723		7.65		42,907
	568,355.288			$	4,020,075
ING Lord Abbett Affiliated Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	16,248.862	$	7.01	$	113,905
Non-Qualified XIV	30,935.517		6.96		215,311
Non-Qualified XV	17,250.792		6.93		119,548
Non-Qualified XVI	647.402		6.92		4,480
Non-Qualified XIX	664.423		6.86		4,558
	65,746.996			$	457,802
ING Marsico Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	6,924.478	$	7.84	$	54,288
Non-Qualified V (0.75)	88,941.572		7.99		710,643
Non-Qualified XII	3,143.639		7.97		25,055
Non-Qualified XIII	31,529.015		6.76		213,136
Non-Qualified XIV	24,092.434		6.71		161,660
Non-Qualified XV	6,117.548		6.68		40,865
Non-Qualified XVI	4,736.307		6.67		31,591
Non-Qualified XIX	6,150.923		6.61		40,658
Non-Qualified XXIII	1,022.894		7.09		7,252
	172,658.810			$	1,285,148

Division/Contract	Units	Unit Value		Extended Value	
ING Marsico International Opportunities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	20,092.469	$	9.04	$	181,636
Non-Qualified V (0.75)	115,129.584		9.21		1,060,343
Non-Qualified VII	191,859.521		6.32		1,212,552
Non-Qualified VIII	12,666.299		6.35		80,431
Non-Qualified XII	3,167.371		9.19		29,108
Non-Qualified IX	2,608.173		8.96		23,369
Non-Qualified XIII	97,676.670		9.14		892,765
Non-Qualified XIV	131,109.844		9.04		1,185,233
Non-Qualified XV	25,014.278		8.99		224,878
Non-Qualified XVI	10,113.816		8.97		90,721
Non-Qualified XVIII	5,282.854		8.82		46,595
Non-Qualified XIX	11,044.033		8.87		97,961
Non-Qualified XX	1,285.592		9.14		11,750
Non-Qualified XXIII	127.188		6.02		766
	627,177.692			$	5,138,108
ING MFS Total Return Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	1,184,444.845	$	9.10	$	10,778,448
Non-Qualified VIII	307,355.968		9.15		2,812,307
Non-Qualified XIII	1,439,660.294		9.25		13,316,858
Non-Qualified XIV	1,615,945.177		9.15		14,785,898
Non-Qualified XV	527,575.292		9.10		4,800,935
Non-Qualified XVI	141,639.520		9.08		1,286,087
Non-Qualified XVIII	28,206.968		8.93		251,888
Non-Qualified XIX	89,964.198		8.98		807,879
	5,334,792.262			$	48,840,300
ING MFS Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	11,331.793	$	10.96	$	124,196
Non-Qualified V (0.75)	83,774.306		11.28		944,974
Non-Qualified IX	681.264		11.26		7,671
Non-Qualified XII	4,241.851		11.24		47,678
Non-Qualified XX	1,625.798		11.15		18,128
Non-Qualified XXIII	1,261.400		8.43		10,634
	102,916.412			$	1,153,281
ING MFS Utilities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	30,144.324	$	11.41	$	343,947
Non-Qualified V (0.75)	143,479.137		11.62		1,667,228
Non-Qualified IX	1,861.530		11.30		21,035
Non-Qualified XII	1,112.678		11.60		12,907
Non-Qualified XX	9,389.154		11.53		108,257
Non-Qualified XXIII	1,133.375		6.96		7,888
	187,120.198			$	2,161,262

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Currently payable annuity contracts:	28,754.197	$6.90 to $7.63	$ 205,562
Contracts in accumulation period:			
Non-Qualified VII	29,213.674	7.83	228,743
Non-Qualified VIII	4,006.374	7.88	31,570
Non-Qualified XIII	35,879.213	7.97	285,957
Non-Qualified XIV	45,373.001	7.88	357,539
Non-Qualified XV	15,163.342	7.83	118,729
Non-Qualified XVI	5,807.269	7.82	45,413
Non-Qualified XVIII	9,735.077	7.69	74,863
Non-Qualified XIX	12,845.012	7.73	99,292
	186,777.159		$ 1,447,668
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Non-Qualified V	700.830	$ 7.77	$ 5,445
Non-Qualified V (0.75)	13,454.325	7.91	106,424
	14,155.155		$ 111,869
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,888.959	$ 8.77	$ 51,646
Non-Qualified V (0.75)	59,201.202	8.93	528,667
Non-Qualified VII	129,370.494	8.74	1,130,698
Non-Qualified VIII	2,328.498	8.79	20,468
Non-Qualified XII	97.306	8.91	867
Non-Qualified XXIII	1,931.554	8.00	15,452
	198,818.013		$ 1,747,798
ING Pioneer Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	152,126.065	$ 6.29	$ 956,873
Non-Qualified V (0.75)	402,658.027	6.37	2,564,932
Non-Qualified IX	3,611.035	6.25	22,569
Non-Qualified XII	15,947.712	6.36	101,427
Non-Qualified XX	14,118.129	6.34	89,509
Non-Qualified XXIII	3,848.383	7.70	29,633
	592,309.351		$ 3,764,943
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	220,010.641	$7.77 to $8.55	$ 1,879,676
Contracts in accumulation period:			
Non-Qualified V	11,544.521	7.26	83,813
Non-Qualified V (0.75)	19,481.673	7.36	143,385
Non-Qualified XIII	276,102.134	8.64	2,385,522
Non-Qualified XIV	419,246.145	8.55	3,584,555
Non-Qualified XV	194,517.393	8.50	1,653,398
Non-Qualified XVI	4,047.657	8.49	34,365
Non-Qualified XVIII	8,421.624	8.34	70,236
Non-Qualified XIX	36,417.890	8.39	305,546
	1,189,789.678		$ 10,140,496

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	38,919.038	$	7.33	$	285,277
Non-Qualified V (0.75)	245,457.081		7.43		1,823,746
Non-Qualified IX	8,022.146		7.28		58,401
Non-Qualified XII	17,350.926		7.42		128,744
Non-Qualified XX	7,490.384		7.39		55,354
Non-Qualified XXIII	10,279.295		7.46		76,684
	327,518.870			$	2,428,206
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	46,011.803	$	7.32	$	336,806
Non-Qualified XIV	33,526.559		7.26		243,403
Non-Qualified XV	8,922.629		7.23		64,511
Non-Qualified XVI	3,592.346		7.22		25,937
Non-Qualified XVIII	1,517.293		7.14		10,833
Non-Qualified XIX	2,614.524		7.16		18,720
	96,185.154			$	700,210
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	182,397.191	$	9.14	$	1,667,110
Non-Qualified V (0.75)	610,140.668		9.30		5,674,308
Non-Qualified IX	19,591.524		9.05		177,303
Non-Qualified XII	9,425.698		9.29		87,565
Non-Qualified XX	35,283.367		9.24		326,018
Non-Qualified XXIII	4,001.369		7.59		30,370
	860,839.817			$	7,962,674
ING T. Rowe Price Equity Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	53,532.855	$	10.78	$	577,084
Non-Qualified V (0.75)	190,851.757		11.09		2,116,546
Non-Qualified IX	245.540		11.30		2,775
Non-Qualified XIII	65,793.912		7.20		473,716
Non-Qualified XIV	89,802.966		7.14		641,193
Non-Qualified XV	30,564.210		7.11		217,312
Non-Qualified XVI	25,099.396		7.10		178,206
Non-Qualified XVIII	509.625		7.02		3,578
Non-Qualified XIX	7,476.279		7.05		52,708
Non-Qualified XX	10,489.749		10.96		114,968
Non-Qualified XXII	1,436.897		7.30		10,489
	475,803.186			$	4,388,575

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	10,163.553	$ 6.76	$ 68,706
Non-Qualified XIV	20,252.169	6.70	135,690
Non-Qualified XV	9,758.565	6.67	65,090
Non-Qualified XVI	7,281.168	6.66	48,493
Non-Qualified XVIII	3,868.299	6.58	25,453
Non-Qualified XIX	14,306.982	6.61	94,569
	65,630.736		$ 438,001
ING Van Kampen Capital Growth Portfolio - Institutional Class			
Currently payable annuity contracts:	70,169.265	$ 5.36	$ 376,107
Contracts in accumulation period:			
Non-Qualified V	1,237.913	5.51	6,821
Non-Qualified V (0.75)	46,840.307	5.53	259,027
Non-Qualified VII	1,867,415.640	5.36	10,009,348
Non-Qualified VIII	244,332.582	5.36	1,309,623
Non-Qualified XIII	882,336.689	5.37	4,738,148
Non-Qualified XIV	885,064.394	5.36	4,743,945
Non-Qualified XV	288,004.748	5.36	1,543,705
Non-Qualified XVI	35,095.483	5.36	188,112
Non-Qualified XVIII	15,869.582	5.34	84,744
Non-Qualified XIX	55,848.979	5.35	298,792
	4,392,215.582		$ 23,558,372
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	21,054.234	$ 8.58	$ 180,645
Non-Qualified V (0.75)	70,978.678	8.74	620,354
Non-Qualified IX	2,831.919	8.50	24,071
Non-Qualified XXIII	1,259.391	7.78	9,798
	96,124.222		$ 834,868
ING Van Kampen Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	16,106.007	$ 6.07	$ 97,763
Non-Qualified V (0.75)	147,199.717	6.15	905,278
Non-Qualified IX	1,203.264	6.03	7,256
Non-Qualified XII	5,498.339	6.14	33,760
Non-Qualified XX	2,862.275	6.12	17,517
Non-Qualified XXIII	412.880	6.43	2,655
	173,282.482		$ 1,064,229

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio -			
Institutional Class			
Currently payable annuity contracts:	214,391.352	$5.23 to $5.26	$ 1,121,453
Contracts in accumulation period:			
Non-Qualified V	13,631.032	5.31	72,381
Non-Qualified V (0.75)	154,959.803	5.34	827,485
Non-Qualified VII	656,284.815	5.34	3,504,561
Non-Qualified VIII	110,844.647	5.35	593,019
Non-Qualified XII	9,596.375	5.34	51,245
Non-Qualified XIII	274,088.709	5.37	1,471,856
Non-Qualified XIV	267,012.873	5.35	1,428,519
Non-Qualified XV	93,609.768	5.34	499,876
Non-Qualified XVI	23,531.644	5.34	125,659
Non-Qualified XVIII	8,588.431	5.31	45,605
Non-Qualified XIX	16,250.461	5.32	86,452
Non-Qualified XX	967.602	5.33	5,157
Non-Qualified XXIII	312.811	6.55	2,049
	1,844,070.323		$ 9,835,317
ING VP Index Plus International Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	11,141.615	$ 6.44	$ 71,752
Non-Qualified V (0.75)	74,360.778	6.53	485,576
Non-Qualified VII	4,266.309	6.44	27,475
Non-Qualified XX	777.290	6.49	5,045
Non-Qualified XXIII	1,498.546	6.56	9,830
	92,044.538		$ 599,678
ING Wells Fargo Small Cap Disciplined Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	595.027	$ 6.73	$ 4,005
Non-Qualified XIII	6,567.253	6.65	43,672
Non-Qualified XIV	7,268.308	6.60	47,971
Non-Qualified XV	2,760.793	6.57	18,138
Non-Qualified XVI	1,237.117	6.56	8,115
Non-Qualified XIX	230.078	6.51	1,498
	18,658.576		$ 123,399
ING American Century Large Company Value Portfolio			
- Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,171.760	$ 7.82	$ 32,623
Non-Qualified V (0.75)	16,586.716	8.09	134,187
Non-Qualified XXIII	409.195	7.38	3,020
	21,167.671		$ 169,830
ING American Century Small-Mid Cap Value Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	9,419.426	$ 10.94	$ 103,049
Non-Qualified V (0.75)	90,747.121	11.32	1,027,257
Non-Qualified IX	647.078	10.76	6,963
Non-Qualified XX	4,900.430	12.82	62,824
	105,714.055		$ 1,200,093

146

Division/Contract	Units	Unit Value		Extended Value	
ING Baron Asset Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	1,843.875	$	6.32	$	11,653
Non-Qualified V (0.75)	39,559.728		6.40		253,182
Non-Qualified XX	121.799		6.37		776
Non-Qualified XXIII	88.693		6.83		606
	41,614.095			$	266,217
ING Baron Small Cap Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	37,552.978	$	10.61	$	398,437
Non-Qualified V (0.75)	147,958.377		10.97		1,623,103
Non-Qualified IX	37.171		10.44		388
Non-Qualified XII	5,422.536		10.94		59,323
Non-Qualified XIII	45,907.824		6.19		284,169
Non-Qualified XIV	32,126.832		6.14		197,259
Non-Qualified XV	15,119.201		6.11		92,378
Non-Qualified XVI	1,660.469		6.10		10,129
Non-Qualified XVIII	2,124.456		6.03		12,810
Non-Qualified XIX	3,945.783		6.05		23,872
Non-Qualified XX	3,679.529		12.04		44,302
Non-Qualified XXIII	2,758.596		6.95		19,172
	298,293.752			$	2,765,342
ING Columbia Small Cap Value II Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	2,444.135	$	6.66	$	16,278
Non-Qualified V (0.75)	5,758.324		6.75		38,869
Non-Qualified XIII	42,429.452		6.72		285,126
Non-Qualified XIV	32,316.474		6.66		215,228
Non-Qualified XV	20,158.338		6.63		133,650
Non-Qualified XVI	2,141.500		6.62		14,177
Non-Qualified XVIII	1,375.691		6.54		8,997
Non-Qualified XIX	7,413.032		6.57		48,704
	114,036.946			$	761,029
ING Davis New York Venture Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	17,493.456	$	8.12	$	142,047
Non-Qualified V (0.75)	103,299.423		8.39		866,682
Non-Qualified IX	110.110		7.79		858
Non-Qualified XIII	38,658.386		6.82		263,650
Non-Qualified XIV	53,798.418		6.77		364,215
Non-Qualified XV	31,403.068		6.74		211,657
Non-Qualified XVI	16,438.051		6.73		110,628
Non-Qualified XVIII	1,241.370		6.65		8,255
Non-Qualified XIX	18,646.076		6.67		124,369
Non-Qualified XX	32.296		9.91		320
Non-Qualified XXII	900.743		6.89		6,206
Non-Qualified XXIII	2,729.447		7.12		19,434
	284,750.844			$	2,118,321

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	31,509.609	$ 11.56	$ 364,251
Non-Qualified V (0.75)	81,613.418	11.95	975,280
Non-Qualified IX	2,337.836	11.36	26,558
Non-Qualified XX	10,794.797	13.27	143,247
Non-Qualified XXIII	2,769.730	7.53	20,856
	129,025.390		$ 1,530,192
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	97,267.990	$6.76 to $7.29	$ 659,847
Contracts in accumulation period:			
Non-Qualified V	165,317.843	9.97	1,648,219
Non-Qualified V (0.75)	137,908.904	10.63	1,465,972
Non-Qualified VII	825,392.501	9.46	7,808,213
Non-Qualified VIII	127,133.595	6.52	828,911
Non-Qualified IX	6,504.847	9.68	62,967
Non-Qualified X	6,490.857	9.97	64,714
Non-Qualified XII	1,775.016	5.79	10,277
Non-Qualified XIII	250,683.150	5.46	1,368,730
Non-Qualified XIV	311,754.318	5.29	1,649,180
Non-Qualified XV	100,160.597	5.21	521,837
Non-Qualified XVI	15,531.595	3.65	56,690
Non-Qualified XVIII	4,820.352	3.52	16,968
Non-Qualified XIX	5,758.736	3.56	20,501
Non-Qualified XX	201.094	9.65	1,941
Non-Qualified XXIII	16,460.190	6.88	113,246
	2,073,161.585		$ 16,298,213
ING Neuberger Berman Partners Portfolio - Initial Class			
Currently payable annuity contracts:	437,056.724	$5.30 to $5.44	$ 2,375,303
Contracts in accumulation period:			
Non-Qualified VII	654,834.652	5.34	3,496,817
Non-Qualified VIII	214,304.933	5.37	1,150,817
Non-Qualified XIII	394,081.104	5.41	2,131,979
Non-Qualified XIV	630,778.123	5.36	3,380,971
Non-Qualified XV	202,447.506	5.34	1,081,070
Non-Qualified XVI	33,313.796	5.34	177,896
Non-Qualified XVIII	15,338.662	5.27	80,835
Non-Qualified XIX	31,946.096	5.29	168,995
	2,614,101.596		$ 14,044,683
ING Neuberger Berman Partners Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	20,699.331	$ 5.40	$ 111,776
Non-Qualified V (0.75)	20,888.131	5.48	114,467
	41,587.462		$ 226,243

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	304,143.773	$8.41 to $8.46	$ 2,557,873
Contracts in accumulation period:			
Non-Qualified V	567,229.726	8.42	4,776,074
Non-Qualified V (0.75)	1,640,129.444	8.59	14,088,712
Non-Qualified VII	3,175,943.035	8.64	27,440,148
Non-Qualified VIII	472,211.861	8.68	4,098,799
Non-Qualified IX	34,332.384	8.34	286,332
Non-Qualified X	18,704.473	8.42	157,492
Non-Qualified XII	10,499.355	8.57	89,979
Non-Qualified XIII	1,090,401.099	8.78	9,573,722
Non-Qualified XIV	1,047,042.467	8.68	9,088,329
Non-Qualified XV	326,326.932	8.64	2,819,465
Non-Qualified XVI	43,548.981	8.62	375,392
Non-Qualified XVIII	7,176.102	8.47	60,782
Non-Qualified XIX	57,847.344	8.52	492,859
Non-Qualified XX	27,487.293	8.52	234,192
Non-Qualified XXII	2,273.146	7.20	16,367
Non-Qualified XXIII	66,468.703	7.00	465,281
	8,891,766.118		$ 76,621,798
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	254,002.599	$9.36 to $9.88	$ 2,468,712
Contracts in accumulation period:			
Non-Qualified V	208,418.208	9.60	2,000,815
Non-Qualified V (0.75)	474,155.378	9.79	4,641,981
Non-Qualified VII	1,075,638.876	9.65	10,379,915
Non-Qualified VIII	214,791.016	9.70	2,083,473
Non-Qualified IX	5,828.066	9.51	55,425
Non-Qualified X	32,500.861	9.60	312,008
Non-Qualified XII	4,003.007	9.77	39,109
Non-Qualified XIII	804,002.439	9.81	7,887,264
Non-Qualified XIV	877,000.294	9.70	8,506,903
Non-Qualified XV	312,909.000	9.65	3,019,572
Non-Qualified XVI	154,605.354	9.63	1,488,850
Non-Qualified XVIII	15,898.938	9.47	150,563
Non-Qualified XIX	86,526.736	9.52	823,735
Non-Qualified XX	9,583.173	9.72	93,148
Non-Qualified XXII	826.021	9.51	7,855
Non-Qualified XXIII	8,125.396	8.33	67,685
	4,538,815.362		$ 44,027,013
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	1,624.683	$ 9.57	$ 15,548

Division/Contract	Units	Unit Value		Extended Value	
ING PIMCO Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	136,664.593	$	12.51	$	1,709,674
Non-Qualified V (0.75)	584,272.004		12.94		7,560,480
Non-Qualified IX	23,946.116		12.30		294,537
Non-Qualified XX	25,977.366		12.48		324,198
Non-Qualified XXII	1,560.149		10.99		17,146
Non-Qualified XXIII	3,417.259		9.96		34,036
	775,837.487			$	9,940,071
ING Pioneer High Yield Portfolio - Initial Class					
Currently payable annuity contracts:	176,487.249	$	7.30	$	1,288,357
Contracts in accumulation period:					
Non-Qualified V	5,719.763		7.73		44,214
Non-Qualified V (0.75)	18,820.679		7.83		147,366
Non-Qualified VII	515,491.923		7.24		3,732,162
Non-Qualified VIII	104,354.068		7.24		755,523
Non-Qualified XII	95.141		7.82		744
Non-Qualified XIII	300,690.629		7.25		2,180,007
Non-Qualified XIV	422,502.314		7.24		3,058,917
Non-Qualified XV	114,556.512		7.24		829,389
Non-Qualified XVI	39,464.883		7.24		285,726
Non-Qualified XVIII	13,504.288		7.22		97,501
Non-Qualified XIX	32,835.068		7.23		237,398
Non-Qualified XX	1,429.297		7.79		11,134
	1,745,951.814			$	12,668,438
ING Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	26,624.607	$	8.72	$	232,167
Non-Qualified V (0.75)	181,408.596		8.88		1,610,908
Non-Qualified IX	16,174.120		8.64		139,744
Non-Qualified XXIII	55,546.342		7.92		439,927
	279,753.665			$	2,422,746
ING Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	14,939.814	$	8.19	$	122,357
Non-Qualified V (0.75)	79,098.432		8.34		659,681
Non-Qualified XX	438.818		8.28		3,633
Non-Qualified XXIII	91,701.707		7.43		681,344
	186,178.771			$	1,467,015
ING Solution 2035 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	2,678.226	$	8.07	$	21,613
Non-Qualified V (0.75)	62,190.476		8.22		511,206
Non-Qualified XXIII	92,142.925		7.20		663,429
	157,011.627			$	1,196,248

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	7,599.254	$ 7.95	$ 60,414
Non-Qualified V (0.75)	59,614.905	8.10	482,881
Non-Qualified XX	405.121	8.04	3,257
Non-Qualified XXIII	31,225.276	6.95	217,016
	98,844.556		$ 763,568
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	123,430.797	$ 9.52	$ 1,175,061
Non-Qualified XXIII	20,072.565	8.67	174,029
	143,503.362		$ 1,349,090
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	477,756.560	$ 7.52	$ 3,592,729
Non-Qualified V (0.75)	608,109.830	7.66	4,658,121
Non-Qualified VII	952,194.528	7.88	7,503,293
Non-Qualified VIII	154,333.963	7.92	1,222,325
Non-Qualified IX	31,481.105	7.44	234,219
Non-Qualified X	17,418.299	7.52	130,986
Non-Qualified XII	6,675.180	7.65	51,065
Non-Qualified XIII	824,868.437	8.01	6,607,196
Non-Qualified XIV	710,683.927	7.92	5,628,617
Non-Qualified XV	289,588.751	7.88	2,281,959
Non-Qualified XVI	19,244.564	7.86	151,262
Non-Qualified XVIII	10,717.027	7.73	82,843
Non-Qualified XIX	18,724.681	7.78	145,678
Non-Qualified XX	1,315.750	7.60	10,000
Non-Qualified XXII	1,931.673	7.09	13,696
Non-Qualified XXIII	53,277.640	6.30	335,649
	4,178,321.915		$ 32,649,638
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	324,951.128	$7.67 to $9.89	$ 3,200,625
Contracts in accumulation period:			
Non-Qualified V	102,325.947	14.84	1,518,517
Non-Qualified V (0.75)	236,010.358	15.83	3,736,044
Non-Qualified VII	810,651.410	18.58	15,061,903
Non-Qualified VIII	86,676.048	13.63	1,181,395
Non-Qualified IX	10,532.786	14.41	151,777
Non-Qualified X	5,445.771	14.84	80,815
Non-Qualified XII	2,658.954	9.34	24,835
Non-Qualified XX	8,699.301	10.16	88,385
Non-Qualified XXII	1,309.198	7.07	9,256
Non-Qualified XXIII	23,781.077	6.64	157,906
	1,613,041.978		$ 25,211,458

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	199,923.390	$6.24 to $6.26	$ 1,247,707
Contracts in accumulation period:			
Non-Qualified V	465,424.428	6.28	2,922,865
Non-Qualified V (0.75)	431,715.637	6.31	2,724,126
Non-Qualified VII	251,703.183	6.24	1,570,628
Non-Qualified VIII	65,676.818	6.25	410,480
Non-Qualified IX	14,442.936	6.27	90,557
Non-Qualified X	8,166.709	6.28	51,287
Non-Qualified XII	6,775.124	6.31	42,751
Non-Qualified XIII	541,950.058	6.26	3,392,607
Non-Qualified XIV	638,393.283	6.25	3,989,958
Non-Qualified XV	174,554.136	6.24	1,089,218
Non-Qualified XVI	49,750.726	6.24	310,445
Non-Qualified XVIII	18,851.905	6.22	117,259
Non-Qualified XIX	30,347.244	6.23	189,063
Non-Qualified XX	2,857.300	6.30	18,001
Non-Qualified XXIII	10,720.612	6.93	74,294
	2,911,253.489		$ 18,241,246
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	154,113.612	$7.91 to $11.74	$ 1,800,039
Contracts in accumulation period:			
Non-Qualified V	97,407.006	19.26	1,876,059
Non-Qualified V (0.75)	101,059.220	20.54	2,075,756
Non-Qualified VII	222,200.946	9.00	1,999,809
Non-Qualified VIII	48,062.878	9.16	440,256
Non-Qualified IX	3,271.198	18.70	61,171
Non-Qualified X	3,714.665	19.26	71,544
Non-Qualified XIII	300,733.547	7.57	2,276,553
Non-Qualified XIV	281,873.969	7.33	2,066,136
Non-Qualified XV	68,786.605	7.22	496,639
Non-Qualified XVI	20,221.647	4.56	92,211
Non-Qualified XVIII	6,020.779	4.39	26,431
Non-Qualified XIX	18,956.620	4.45	84,357
Non-Qualified XX	287.194	9.79	2,812
Non-Qualified XXIII	7,146.685	7.18	51,313
	1,333,856.571		$ 13,421,086

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	181,081.482	$ 10.53	$ 1,906,788
Non-Qualified V (0.75)	179,961.069	11.23	2,020,963
Non-Qualified VI	18,434.566	8.95	164,989
Non-Qualified VII	586,786.154	10.26	6,020,426
Non-Qualified VIII	80,969.208	7.16	579,740
Non-Qualified IX	8,494.394	10.22	86,813
Non-Qualified X	74,615.045	10.53	785,696
Non-Qualified XI	6,261.773	8.95	56,043
Non-Qualified XIII	195,454.271	7.08	1,383,816
Non-Qualified XIV	236,400.118	6.86	1,621,705
Non-Qualified XV	66,661.524	6.75	449,965
Non-Qualified XVI	11,845.115	5.05	59,818
Non-Qualified XVIII	16,056.251	4.86	78,033
Non-Qualified XIX	3,149.671	4.92	15,496
Non-Qualified XX	243.898	9.76	2,380
Non-Qualified XXIII	9,298.635	6.93	64,440
	1,675,713.174		$ 15,297,111
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	21,623.820	$ 8.68	$ 187,695
Non-Qualified V (0.75)	120,704.424	8.98	1,083,926
Non-Qualified IX	2,559.994	8.54	21,862
Non-Qualified XX	6,878.137	10.26	70,570
Non-Qualified XXIII	820.235	7.41	6,078
	152,586.610		$ 1,370,131
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	413,809.730	$ 9.20	$ 3,807,050
Non-Qualified V (0.75)	614,576.593	9.38	5,764,728
Non-Qualified VII	1,655,410.378	9.32	15,428,425
Non-Qualified VIII	437,175.745	9.38	4,100,708
Non-Qualified IX	5,717.358	9.11	52,085
Non-Qualified X	6,324.976	9.20	58,190
Non-Qualified XII	587.430	9.37	5,504
Non-Qualified XIII	1,577,267.278	9.48	14,952,494
Non-Qualified XIV	1,750,546.005	9.38	16,420,122
Non-Qualified XV	562,571.344	9.32	5,243,165
Non-Qualified XVI	63,450.082	9.31	590,720
Non-Qualified XVIII	6,525.010	9.15	59,704
Non-Qualified XIX	67,482.790	9.20	620,842
Non-Qualified XX	17,039.209	9.31	158,635
Non-Qualified XXIII	3,627.397	8.39	30,434
	7,182,111.325		$ 67,292,806

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	158,688.985	$ 12.83	$ 2,035,980
Contracts in accumulation period:			
Non-Qualified V	41,707.524	14.53	606,010
Non-Qualified V (0.75)	25,742.642	15.49	398,754
Non-Qualified VII	267,453.480	14.22	3,803,188
Non-Qualified VIII	99,062.041	13.46	1,333,375
Non-Qualified IX	847.190	14.11	11,954
Non-Qualified X	5,339.379	15.13	80,785
Non-Qualified XXIII	977.531	8.30	8,114
	599,818.772		$ 8,278,160
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	216,295.437	$6.85 to $9.37	$ 2,008,183
Contracts in accumulation period:			
Non-Qualified V	39,243.282	13.63	534,886
Non-Qualified V (0.75)	123,173.008	14.54	1,790,936
Non-Qualified VII	226,770.591	13.34	3,025,120
Non-Qualified VIII	45,437.198	12.04	547,064
Non-Qualified IX	2,191.398	13.24	29,014
Non-Qualified X	9,860.958	14.20	140,026
Non-Qualified XX	4,515.806	10.02	45,248
Non-Qualified XXIII	43,260.794	7.34	317,534
	710,748.472		$ 8,438,011
ING VP Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	237,073.228	$7.62 to $9.93	$ 2,339,104
Contracts in accumulation period:			
Non-Qualified V	37,418.289	13.94	521,611
Non-Qualified V (0.75)	71,744.781	14.87	1,066,845
Non-Qualified VII	345,607.587	13.65	4,717,544
Non-Qualified VIII	69,230.159	12.54	868,146
Non-Qualified X	2,679.163	14.52	38,901
Non-Qualified XX	3,933.474	10.26	40,357
Non-Qualified XXIII	2,029.675	7.79	15,811
	769,716.356		$ 9,608,319

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,255,849.174	$5.16 to $200.72	$ 45,472,782
Contracts in accumulation period:			
Non-Qualified 1964	958.674	170.64	163,588
Non-Qualified V	1,651,069.438	15.90	26,252,004
Non-Qualified V (0.75)	3,039,549.042	16.95	51,520,356
Non-Qualified VI	570,115.308	14.98	8,540,327
Non-Qualified VII	1,428,705.761	15.60	22,287,810
Non-Qualified VIII	298,241.576	10.59	3,158,378
Non-Qualified IX	42,279.439	15.44	652,795
Non-Qualified X	659,378.690	16.36	10,787,435
Non-Qualified XI	7,050.926	15.42	108,725
Non-Qualified XII	39,014.872	6.81	265,691
Non-Qualified XIII	835,276.100	6.50	5,429,295
Non-Qualified XIV	545,596.286	6.30	3,437,257
Non-Qualified XV	289,631.353	6.20	1,795,714
Non-Qualified XVI	510,836.096	5.52	2,819,815
Non-Qualified XVIII	43,499.573	5.32	231,418
Non-Qualified XIX	472,253.796	5.38	2,540,725
Non-Qualified XX	27,882.949	9.73	271,301
Non-Qualified XXII	2,278.854	7.28	16,590
Non-Qualified XXIII	129,790.927	7.14	926,707
	11,849,258.834		$ 186,678,713
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	384,039.505	$ 10.00	$ 3,840,395
Non-Qualified VIII	212,580.904	10.08	2,142,816
Non-Qualified XIII	319,865.921	10.23	3,272,228
Non-Qualified XIV	192,003.056	10.08	1,935,391
Non-Qualified XV	89,950.305	10.00	899,503
Non-Qualified XVI	238,686.458	9.98	2,382,091
Non-Qualified XVIII	12,658.613	9.75	123,421
Non-Qualified XIX	225,178.452	9.82	2,211,252
	1,674,963.214		$ 16,807,097
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Non-Qualified VII	22,457.310	$ 10.26	$ 230,412
Non-Qualified VIII	670.731	10.33	6,929
Non-Qualified XIII	52,057.459	10.48	545,562
Non-Qualified XIV	64,985.535	10.33	671,301
Non-Qualified XV	19,381.245	10.26	198,852
Non-Qualified XVI	34,485.800	10.23	352,790
Non-Qualified XVIII	1,864.949	10.01	18,668
Non-Qualified XIX	51,473.514	10.08	518,853
	247,376.543		$ 2,543,367

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Non-Qualified VII	12,280.043	$	10.48	$	128,695
Non-Qualified VIII	4,819.226		10.55		50,843
Non-Qualified XIII	93,885.939		10.70		1,004,580
Non-Qualified XIV	11,879.819		10.55		125,332
Non-Qualified XV	14,610.115		10.48		153,114
Non-Qualified XVI	10,143.060		10.46		106,096
Non-Qualified XIX	11,327.404		10.31		116,786
	158,945.606			$	1,685,446
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	258,442.859	$	10.26	$	2,651,624
Non-Qualified VIII	62,771.358		10.33		648,428
Non-Qualified XIII	601,730.817		10.46		6,294,104
Non-Qualified XIV	760,570.089		10.33		7,856,689
Non-Qualified XV	411,265.477		10.26		4,219,584
Non-Qualified XVI	22,932.824		10.24		234,832
Non-Qualified XIX	53,473.690		10.10		540,084
	2,171,187.114			$	22,445,345
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	135,647.364	$	10.26	$	1,391,742
Non-Qualified VIII	5,158.985		10.32		53,241
Non-Qualified XIII	296,993.978		10.45		3,103,587
Non-Qualified XIV	382,193.550		10.32		3,944,237
Non-Qualified XV	357,191.962		10.26		3,664,790
Non-Qualified XVI	5,239.242		10.24		53,650
Non-Qualified XIX	37,724.723		10.11		381,397
	1,220,149.804			$	12,592,644
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	126,826.120	$	10.23	$	1,297,431
Non-Qualified VIII	17,239.636		10.30		177,568
Non-Qualified XIII	374,758.479		10.39		3,893,741
Non-Qualified XIV	287,848.671		10.27		2,956,206
Non-Qualified XV	238,145.808		10.21		2,431,469
Non-Qualified XVI	9,388.251		10.19		95,666
Non-Qualified XVIII	175.338		10.02		1,757
Non-Qualified XIX	6,738.088		10.08		67,920
	1,061,120.391			$	10,921,758

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Non-Qualified VII	23,117.454	$	10.22	$	236,260
Non-Qualified XIII	298,188.122		10.37		3,092,211
Non-Qualified XIV	257,590.415		10.26		2,642,878
Non-Qualified XV	192,774.306		10.21		1,968,226
Non-Qualified XVI	448.012		10.19		4,565
Non-Qualified XIX	18,450.164		10.08		185,978
	790,568.473			$	8,130,118
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	9,763.297	$	10.31	$	100,660
Non-Qualified VIII	18,464.978		10.37		191,482
Non-Qualified XIII	187,805.117		10.44		1,960,685
Non-Qualified XIV	213,815.560		10.34		2,210,853
Non-Qualified XV	191,437.077		10.29		1,969,888
Non-Qualified XVI	141.361		10.27		1,452
Non-Qualified XIX	8,520.617		10.17		86,655
	629,948.007			$	6,521,675
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	16,603.502	$	10.46	$	173,673
Non-Qualified VIII	707.753		10.51		7,438
Non-Qualified XIII	295,619.130		10.61		3,136,519
Non-Qualified XIV	323,564.888		10.51		3,400,667
Non-Qualified XV	99,316.631		10.46		1,038,852
Non-Qualified XVI	30,770.333		10.45		321,550
Non-Qualified XVIII	3,498.785		10.30		36,037
Non-Qualified XIX	1,477.134		10.35		15,288
	771,558.156			$	8,130,024
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	47,029.084	$	10.41	$	489,573
Non-Qualified VIII	5,803.620		10.46		60,706
Non-Qualified XIII	878,206.474		10.55		9,265,078
Non-Qualified XIV	523,031.448		10.46		5,470,909
Non-Qualified XV	439,689.496		10.41		4,577,168
Non-Qualified XVI	28,017.300		10.40		291,380
Non-Qualified XVIII	13,912.736		10.26		142,745
Non-Qualified XIX	10,033.926		10.31		103,450
	1,945,724.084			$	20,401,009

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	57,640.856	$	10.42	$	600,618
Non-Qualified VIII	3,222.222		10.46		33,704
Non-Qualified XIII	911,511.467		10.54		9,607,331
Non-Qualified XIV	494,037.849		10.46		5,167,636
Non-Qualified XV	336,217.107		10.42		3,503,382
Non-Qualified XVI	14,845.416		10.41		154,541
Non-Qualified XIX	35,676.319		10.33		368,536
	1,853,151.236			$	19,435,748
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Non-Qualified VII	33,778.992	$	10.34	$	349,275
Non-Qualified VIII	4,292.833		10.38		44,560
Non-Qualified XIII	459,856.103		10.44		4,800,898
Non-Qualified XIV	264,953.394		10.38		2,750,216
Non-Qualified XV	50,304.777		10.34		520,151
Non-Qualified XVI	455,094.828		10.33		4,701,130
Non-Qualified XVIII	251,621.686		10.24		2,576,606
Non-Qualified XIX	520,739.404		10.27		5,347,994
	2,040,642.017			$	21,090,830
ING BlackRock Global Science and Technology Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	87,831.622	$	2.94	$	258,225
Non-Qualified V (0.75)	366,248.505		3.07		1,124,383
Non-Qualified VII	252,696.152		2.90		732,819
Non-Qualified VIII	23,732.599		2.94		69,774
Non-Qualified IX	5,391.910		2.88		15,529
Non-Qualified XII	1,495.552		3.06		4,576
Non-Qualified XIII	255,180.288		3.02		770,644
Non-Qualified XIV	201,094.847		2.94		591,219
Non-Qualified XV	27,538.221		2.90		79,861
Non-Qualified XVI	9,707.417		3.02		29,316
Non-Qualified XVIII	3,286.519		2.91		9,564
Non-Qualified XIX	8,377.515		2.95		24,714
Non-Qualified XX	864.948		9.89		8,554
Non-Qualified XXIII	3,523.464		6.87		24,206
	1,246,969.559			$	3,743,384
ING International Index Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V (0.75)	34,636.247	$	5.94	$	205,739
Non-Qualified IX	896.019		5.91		5,295
	35,532.266			$	211,034

Division/Contract	Units	Unit Value	Extended Value
ING Lehman Brothers U.S. Aggregate Bond Index® **Portfolio - Class I**			
Contracts in accumulation period:			
Non-Qualified V	636.542	$ 10.19	$ 6,486
Non-Qualified V (0.75)	8,791.789	10.22	89,852
	9,428.331		$ 96,338
ING Opportunistic Large Cap Growth Portfolio - Class I			
Currently payable annuity contracts:	105,165.872	$7.35 to $10.29	$ 1,060,922
Contracts in accumulation period:			
Non-Qualified V	19,373.839	10.07	195,095
Non-Qualified V (0.75)	117,293.109	10.68	1,252,690
Non-Qualified VII	144,916.556	9.88	1,431,776
Non-Qualified VIII	52,466.917	10.06	527,817
Non-Qualified IX	1,327.768	9.78	12,986
Non-Qualified XII	74.599	6.63	495
Non-Qualified XIII	268,461.194	6.07	1,629,559
Non-Qualified XIV	238,538.823	5.88	1,402,608
Non-Qualified XV	41,584.401	5.79	240,774
Non-Qualified XVI	27,610.705	3.83	105,749
Non-Qualified XVIII	3,817.512	3.69	14,087
Non-Qualified XIX	14,970.732	3.73	55,841
Non-Qualified XX	912.830	8.99	8,206
Non-Qualified XXIII	3,576.974	6.89	24,645
	1,040,091.831		$ 7,963,250
ING Opportunistic Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	14,498.251	$ 14.10	$ 204,425
Non-Qualified V (0.75)	76,301.601	14.95	1,140,709
Non-Qualified VII	197,466.924	13.84	2,732,942
Non-Qualified VIII	31,880.161	14.09	449,191
Non-Qualified IX	655.258	13.69	8,970
Non-Qualified X	5,302.811	14.10	74,770
Non-Qualified XII	2,952.682	10.09	29,793
Non-Qualified XX	721.724	9.70	7,001
Non-Qualified XXIII	4,491.103	7.66	34,402
	334,270.515		$ 4,682,203
ING Opportunistic Large Cap Value Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	9,510.984	$ 7.38	$ 70,191
Non-Qualified XIV	25,063.501	7.31	183,214
Non-Qualified XV	1,840.572	7.27	13,381
Non-Qualified XVI	1,052.818	7.26	7,643
Non-Qualified XVIII	1,479.434	7.16	10,593
	38,947.309		$ 285,022

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	191.012	$ 6.63	$ 1,266
Non-Qualified V (0.75)	96,189.140	6.65	639,658
	96,380.152		$ 640,924
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V (0.75)	4,932.142	$ 5.93	29,248
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V (0.75)	5,072.255	$ 6.97	35,354
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,525,175.592	$6.07 to $12.34	$ 17,687,273
Contracts in accumulation period:			
Non-Qualified V	101,252.071	14.04	1,421,579
Non-Qualified V (0.75)	726,462.370	14.93	10,846,083
Non-Qualified VII	551,984.857	13.77	7,600,831
Non-Qualified VIII	193,665.602	13.79	2,670,649
Non-Qualified IX	8,127.960	13.64	110,865
Non-Qualified XII	12,887.423	8.68	111,863
Non-Qualified XIII	1,516,955.370	8.26	12,530,051
Non-Qualified XIV	1,173,295.166	8.00	9,386,361
Non-Qualified XV	578,160.836	7.87	4,550,126
Non-Qualified XVI	915,081.332	6.03	5,517,940
Non-Qualified XVIII	198,589.778	5.80	1,151,821
Non-Qualified XIX	889,354.536	5.88	5,229,405
Non-Qualified XX	88,182.176	9.96	878,294
Non-Qualified XXIII	28,883.501	7.47	215,760
	8,508,058.570		$ 79,908,901
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	54,703.634	$ 14.32	$ 783,356
Non-Qualified V (0.75)	444,441.250	15.11	6,715,507
Non-Qualified IX	5,733.470	13.94	79,925
Non-Qualified XII	7,636.275	15.69	119,813
Non-Qualified XX	3,346.065	11.25	37,643
Non-Qualified XXII	293.377	7.08	2,077
Non-Qualified XXIII	11,018.258	6.85	75,475
	527,172.329		$ 7,813,796

Division/Contract	Units	Unit Value		Extended Value	
ING VP Index Plus SmallCap Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	47,803.173	$	10.67	$	510,060
Non-Qualified V (0.75)	236,947.657		11.25		2,665,661
Non-Qualified IX	5,450.892		10.39		56,635
Non-Qualified XII	12,416.339		12.08		149,989
Non-Qualified XX	2,464.659		11.25		27,727
Non-Qualified XXIII	7,500.657		7.28		54,605
	312,583.377			$	3,464,677
ING VP Small Company Portfolio - Class I					
Currently payable annuity contracts:	195,787.490	$9.69 to $19.99		$	3,850,010
Contracts in accumulation period:					
Non-Qualified V	16,287.896		19.83		322,989
Non-Qualified V (0.75)	122,456.890		21.03		2,575,268
Non-Qualified VII	334,611.366		19.47		6,514,883
Non-Qualified VIII	99,966.462		19.82		1,981,335
Non-Qualified IX	1,897.547		19.26		36,547
Non-Qualified X	4,067.461		19.83		80,658
Non-Qualified XII	1,079.102		14.48		15,625
Non-Qualified XIII	400,461.781		14.02		5,614,474
Non-Qualified XIV	357,244.331		13.58		4,851,378
Non-Qualified XV	82,713.775		13.37		1,105,883
Non-Qualified XVI	38,508.287		9.70		373,530
Non-Qualified XVIII	12,111.066		9.34		113,117
Non-Qualified XIX	31,448.726		9.46		297,505
Non-Qualified XX	415.697		12.76		5,304
Non-Qualified XXIII	17,942.715		7.27		130,444
	1,717,000.592			$	27,868,950
ING VP International Value Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	41,950.634	$	10.38	$	435,448
Non-Qualified V (0.75)	274,451.176		10.78		2,958,584
Non-Qualified IX	11,587.717		10.19		118,079
Non-Qualified XII	4,520.699		10.74		48,552
Non-Qualified XX	1,944.192		11.71		22,766
Non-Qualified XXIII	3,516.715		6.66		23,421
	337,971.133			$	3,606,850
ING VP MidCap Opportunities Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	10,376.127	$	9.12	$	94,630
Non-Qualified V (0.75)	40,315.300		9.47		381,786
Non-Qualified XII	446.316		9.44		4,213
Non-Qualified XXIII	2,555.026		6.94		17,732
	53,692.769			$	498,361

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	116,505.872	$ 8.26	$ 962,339
Non-Qualified XIV	121,642.145	8.07	981,652
Non-Qualified XV	48,963.361	7.97	390,238
Non-Qualified XVI	25,073.287	7.94	199,082
Non-Qualified XVIII	2,771.934	7.67	21,261
Non-Qualified XIX	21,352.606	7.76	165,696
	336,309.205		$ 2,720,268
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	5,261.174	$ 6.25	$ 32,882
Non-Qualified V (0.75)	31,737.656	6.49	205,977
Non-Qualified XII	9,679.316	6.46	62,528
Non-Qualified XX	20,179.685	10.89	219,757
Non-Qualified XXIII	168.822	6.97	1,177
	67,026.653		$ 522,321
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	121,747.786	$ 5.98	$ 728,052
Non-Qualified XIV	104,013.408	5.84	607,438
Non-Qualified XV	47,905.438	5.77	276,414
Non-Qualified XVI	19,559.118	5.75	112,465
Non-Qualified XVIII	4,971.449	5.55	27,592
Non-Qualified XIX	22,059.676	5.61	123,755
	320,256.875		$ 1,875,716
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:	1,139,618.359	$7.72 to $28.83	$ 23,051,976
Contracts in accumulation period:			
Non-Qualified V	720,068.994	21.26	15,308,667
Non-Qualified V (0.75)	401,641.949	22.67	9,105,223
Non-Qualified VI	15,688.603	17.99	282,238
Non-Qualified VII	706,146.829	20.52	14,490,133
Non-Qualified VIII	173,274.281	14.74	2,554,063
Non-Qualified IX	9,939.904	20.65	205,259
Non-Qualified X	107,148.113	21.88	2,344,401
Non-Qualified XI	909.668	18.52	16,847
Non-Qualified XII	14,487.686	10.71	155,163
Non-Qualified XIII	577,851.093	10.32	5,963,423
Non-Qualified XIV	484,219.916	10.00	4,842,199
Non-Qualified XV	228,509.876	9.84	2,248,537
Non-Qualified XVI	31,083.813	8.25	256,441
Non-Qualified XVIII	4,275.429	7.94	33,947
Non-Qualified XIX	15,711.999	8.04	126,324
Non-Qualified XXII	4,729.846	8.00	37,839
Non-Qualified XXIII	41,357.274	7.99	330,445
	4,676,663.632		$ 81,353,125

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	403,370.013	$10.21 to $75.43	$ 8,938,607
Contracts in accumulation period:			
Non-Qualified V	532,303.838	18.75	9,980,697
Non-Qualified V (0.75)	922,893.663	19.99	18,448,644
Non-Qualified VI	5,137.266	17.24	88,566
Non-Qualified VII	731,099.841	18.10	13,232,907
Non-Qualified VIII	181,827.077	15.63	2,841,957
Non-Qualified IX	3,189.826	18.20	58,055
Non-Qualified X	110,037.357	19.07	2,098,412
Non-Qualified XI	797.529	17.54	13,989
Non-Qualified XII	708.419	14.27	10,109
Non-Qualified XIII	997,678.613	13.96	13,927,593
Non-Qualified XIV	1,064,003.690	13.53	14,395,970
Non-Qualified XV	400,492.399	13.31	5,330,554
Non-Qualified XVI	368,611.327	12.74	4,696,108
Non-Qualified XVIII	65,938.191	12.27	809,062
Non-Qualified XIX	439,899.352	12.43	5,467,949
Non-Qualified XX	4,166.489	11.40	47,498
Non-Qualified XXII	1,469.586	9.77	14,358
Non-Qualified XXIII	13,618.422	9.39	127,877
	6,247,242.898		$ 100,528,912
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:	811,240.214	$11.16 to $12.97	$ 10,499,684
Contracts in accumulation period:			
Non-Qualified V	471,161.382	15.40	7,255,885
Non-Qualified V (0.75)	1,593,207.999	16.42	26,160,475
Non-Qualified VI	4,082.706	15.12	61,731
Non-Qualified VII	2,583,176.255	15.03	38,825,139
Non-Qualified VIII	495,337.383	13.79	6,830,703
Non-Qualified IX	9,472.737	14.95	141,617
Non-Qualified X	81,226.625	15.40	1,250,890
Non-Qualified XII	6,519.059	13.27	86,508
Non-Qualified XIII	2,988,798.567	13.02	38,914,157
Non-Qualified XIV	3,116,885.125	12.61	39,303,921
Non-Qualified XV	1,570,347.782	12.41	19,488,016
Non-Qualified XVI	646,485.665	11.34	7,331,147
Non-Qualified XVIII	44,563.523	10.91	486,188
Non-Qualified XIX	927,619.411	11.05	10,250,194
Non-Qualified XX	19,892.270	11.26	223,987
Non-Qualified XXII	196.367	10.78	2,117
Non-Qualified XXIII	26,371.597	10.06	265,298
	15,396,584.667		$ 207,377,657
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	550.484	$ 28.45	$ 15,661

163

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	103.408	$ 25.03	2,588
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	285.110	$ 14.67	$ 4,183
Non-Qualified IX	96.945	13.36	1,295
	382.055		$ 5,478
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	2.383	$ 18.43	$ 44
Non-Qualified IX	77.141	16.79	1,295
	79.524		$ 1,339
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares			
Contracts in accumulation period:			
Non-Qualified V (0.75)	110.680	$ 15.86	1,755
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Contracts in accumulation period:			
Non-Qualified V	51,763.392	$ 8.85	$ 458,106
Non-Qualified V (0.75)	145,109.448	9.19	1,333,556
Non-Qualified IX	12,220.328	8.69	106,195
Non-Qualified XII	841.770	9.15	7,702
Non-Qualified XX	2,703.191	10.69	28,897
Non-Qualified XXIII	9,077.559	7.21	65,449
	221,715.688		$ 1,999,905
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
Non-Qualified V (0.75)	3,020.068	$ 15.51	46,841
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:	35,237.104	$6.75 to $7.94	$ 254,728
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
Non-Qualified V	3,575.598	$ 7.98	$ 28,533
Non-Qualified V (0.75)	40,403.950	8.12	328,080
Non-Qualified IX	2,137.138	7.90	16,883
Non-Qualified XX	815.072	8.06	6,569
Non-Qualified XXIII	250.453	6.86	1,718
	47,182.211		$ 381,783

Division/Contract	Units	Unit Value		Extended Value	
Oppenheimer Mid Cap Fund/VA					
Currently payable annuity contracts:	5,432.036	$5.50 to $6.88		$	37,012
PIMCO Real Return Portfolio - Administrative Class					
Contracts in accumulation period:					
Non-Qualified V	59,703.582	$	10.85	$	647,784
Non-Qualified V (0.75)	463,819.981		11.10		5,148,402
Non-Qualified IX	6,951.852		10.72		74,524
Non-Qualified XX	33.315		11.00		366
Non-Qualified XXIII	1,899.399		8.97		17,038
	532,408.129			$	5,888,114
Pioneer Emerging Markets VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	44,506.507	$	5.25	$	233,659
Non-Qualified V (0.75)	136,805.974		5.30		725,072
Non-Qualified IX	58.642		5.23		307
Non-Qualified XII	8,685.611		5.29		45,947
Non-Qualified XX	3,284.939		5.28		17,344
Non-Qualified XXII	279.816		5.28		1,477
Non-Qualified XXIII	1,893.125		5.06		9,579
	195,514.614			$	1,033,385
Pioneer High Yield VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	12,718.570	$	7.66	$	97,424
Non-Qualified V (0.75)	24,501.292		7.84		192,090
Non-Qualified IX	2,027.610		7.57		15,349
Non-Qualified XXIII	520.857		6.71		3,495
	39,768.329			$	308,358
Wanger International					
Contracts in accumulation period:					
Non-Qualified V	10,309.730	$	5.63	$	58,044
Non-Qualified V (0.75)	51,352.914		5.68		291,685
Non-Qualified XII	1,594.780		5.67		9,042
Non-Qualified XX	7,910.277		5.66		44,772
Non-Qualified XXIII	422.655		6.29		2,659
	71,590.356			$	406,202
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V	29,377.548	$	8.00	$	235,020
Non-Qualified V (0.75)	180,057.103		8.19		1,474,668
Non-Qualified IX	1,503.503		7.90		11,878
Non-Qualified XX	702.984		8.11		5,701
Non-Qualified XXIII	803.843		5.73		4,606
	212,444.981			$	1,731,873

Division/Contract	Units	Unit Value		Extended Value	
Wanger USA					
Contracts in accumulation period:					
Non-Qualified V	2,754.812	$	8.40	$	23,140
Non-Qualified V (0.75)	23,345.923		8.60		200,775
Non-Qualified IX	649.234		8.30		5,389
Non-Qualified XXIII	249.770		6.69		1,671
	26,999.739			$	230,975

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Capital Appreciation Fund - Series I Shares												
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
2005	44	$9.92	to	$10.25	$448	-	0.75%	to	1.25%	7.59%	to	8.01%
2004	1,652	$5.69	to	$9.99	$15,172	-	0.75%	to	1.90%	4.60%	to	5.80%
AIM V.I. Core Equity Fund - Series I Shares												
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
2005	101	$8.49	to	$8.93	$893	0.08%	0.75%	to	1.50%	3.66%	to	4.46%
2004	2,909	$6.71	to	$12.80	$31,830	0.91%	0.75%	to	2.25%	6.85%	to	8.23%
Calvert Social Balanced Portfolio												
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
2005	153	$12.57	to	$23.83	$2,190	1.77%	0.75%	to	1.40%	4.14%	to	4.84%
2004	166	$12.07	to	$22.73	$2,229	1.66%	0.75%	to	1.40%	6.81%	to	7.47%
Federated American Leaders Fund II - Primary Shares												
2008	500	$12.77	to	$17.90	$8,770	1.93%	1.25%	to	1.40%	-34.72%	to	-34.60%
2007	649	$19.53	to	$27.37	$17,444	1.57%	1.25%	to	1.40%	-10.94%	to	-10.82%
2006	822	$21.90	to	$30.69	$24,783	1.52%	1.25%	to	1.40%	15.20%	to	15.38%
2005	1,104	$18.98	to	$26.19	$28,971	1.66%	1.25%	to	1.40%	3.56%	to	3.72%
2004	1,665	$18.30	to	$25.29	$42,192	1.46%	1.25%	to	1.40%	8.22%	to	8.41%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Capital Income Fund II												
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%
2005	232	$12.14	to	$14.48	$3,367	5.79%	1.25%	to	1.40%	4.78%	to	5.02%
2004	373	$11.56	to	$13.82	$5,170	4.59%	1.25%	to	1.40%	8.39%	to	8.54%
Federated Equity Income Fund II												
2008	205	$10.10	to	$11.72	$2,394	3.90%	1.25%	to	1.40%	-31.42%	to	-31.34%
2007	275	$14.71	to	$17.09	$4,689	3.05%	1.25%	to	1.40%	0.65%	to	0.75%
2006	366	$14.60	to	$16.98	$6,196	2.25%	1.25%	to	1.40%	21.37%	to	21.67%
2005	473		$13.99		$6,708	2.27%		1.40%			1.89%	
2004	654		$13.73		$9,093	2.05%	1.25%	to	1.40%		11.26%	
Federated Fund for U.S. Government Securities II												
2008	109		$17.62		$1,916	5.00%		1.40%			2.86%	
2007	124		$17.13		$2,125	4.43%		1.40%			4.77%	
2006	146		$16.35		$2,385	4.88%		1.40%			2.70%	
2005	259		$15.92		$4,124	4.54%		1.40%			0.57%	
2004	407		$15.83		$6,444	5.03%	1.25%	to	1.40%		2.19%	
Federated High Income Bond Fund II - Primary Shares												
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
2005	413		$17.91		$7,437	9.23%		1.40%			1.19%	
2004	666	$15.13	to	$17.70	$11,845	7.82%	1.25%	to	1.40%	8.92%	to	9.08%
Federated International Equity Fund II												
2008	120	$10.79	to	$11.80	$1,384	0.65%	1.25%	to	1.40%	-46.51%	to	-46.37%
2007	164	$20.12	to	$22.01	$3,549	0.19%	1.25%	to	1.40%	8.05%	to	8.17%
2006	192	$18.60	to	$20.35	$3,845	0.21%	1.25%	to	1.40%	17.23%	to	17.43%
2005	252	$15.85	to	$17.06	$4,318	-	1.25%	to	1.40%	7.50%	to	7.75%
2004	367	$14.71	to	$15.87	$5,865	-	1.25%	to	1.40%	12.47%	to	12.63%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Mid Cap Growth Strategies Fund II												
2008	154		$16.47		$2,540	-		1.40%			-44.30%	
2007	207		$29.57		$6,114	-		1.40%			16.37%	
2006	253		$25.41		$6,433	-		1.40%			6.72%	
2005	358		$23.81		$8,518	-		1.40%			11.11%	
2004	489		$21.43		$10,473	-		1.40%			13.81%	
Federated Prime Money Fund II												
2008	128		$13.66		$1,747	2.68%		1.40%			1.11%	
2007	142		$13.51		$1,915	4.73%		1.40%			3.45%	
2006	161		$13.06		$2,102	4.36%		1.40%			3.08%	
2005	197		$12.67		$2,500	2.40%		1.40%			1.28%	
2004	266		$12.51		$3,326	0.78%		1.40%			-0.64%	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to	5.06%
2004	12,953	$11.31	to	$25.37	$218,459	1.49%	0.75%	to	1.90%	9.49%	to	10.71%
Fidelity® VIP Growth Portfolio - Initial Class												
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to	5.01%
2004	8,483	$6.25	to	$23.41	$109,798	0.28%	0.75%	to	1.90%	1.30%	to	2.57%
Fidelity® VIP High Income Portfolio - Initial Class												
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to	1.77%
2004	4,370	$8.76	to	$12.92	$47,964	8.75%	0.80%	to	2.25%	7.54%	to	8.54%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
2004	986	$10.99	to	$16.51	$15,669	1.18%	0.75%	to	1.50%	11.93%	to	12.79%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
2004	13,694	$10.30	to	$27.52	$243,399	0.31%	0.75%	to	1.90%	13.19%	to	14.61%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
2004	3,269	$18.62	to	$22.16	$70,298	1.34%	1.25%	to	1.40%	9.11%	to	9.21%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%	
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
2004	118	$16.25	to	$16.55	$1,958	4.38%	1.25%	to	1.40%	2.99%	to	3.11%
Franklin Small Cap Value Securities Fund - Class 2												
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%
2004	294	$14.58	to	$14.96	$4,384	0.04%	0.75%	to	1.50%	22.18%	to	22.82%

172

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class												
2008	9	$7.19	to	$7.40	$64	-	0.75%	to	1.50%	-47.25%	to	-46.76%
2007	13	$13.63	to	$13.90	$183	-	0.75%	to	1.50%	9.21%	to	9.97%
2006	46	$12.48	to	$12.64	$577	-	0.75%	to	1.50%	0.24%	to	1.04%
2005	16	$12.45	to	$12.51	$201	(b)	0.75%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING American Funds Growth Portfolio												
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%
2005	1,596	$11.89	to	$12.03	$20,435	-	0.95%	to	1.90%	13.35%	to	14.57%
2004	169	$10.49	to	$10.50	$1,774	(a)	0.95%	to	1.90%		(a)	
ING American Funds Growth-Income Portfolio												
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
2005	1,896	$10.70	to	$10.82	$22,150	0.42%	0.95%	to	1.90%	3.28%	to	4.34%
2004	208	$10.36	to	$10.37	$2,347	(a)	0.95%	to	1.90%		(a)	
ING American Funds International Portfolio												
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
2005	2,168	$12.57	to	$12.71	$27,749	0.53%	0.95%	to	1.90%	18.70%	to	19.79%
2004	856	$10.59	to	$10.61	$9,074	(a)	0.95%	to	1.90%		(a)	
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(d)	0.75%	to	1.90%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	

173

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Evergreen Health Sciences Portfolio - Service Class												
2008	69	$9.52	to	$9.69	$666	0.16%	0.75%	to	1.25%	-29.53%	to	-29.22%
2007	41	$13.51	to	$13.69	$556	0.18%	0.75%	to	1.25%	7.22%	to	7.71%
2006	44	$12.60	to	$12.71	$562	-	0.75%	to	1.25%	12.40%	to	13.08%
2005	45	$11.21	to	$11.24	$505	(b)	0.75%	to	1.25%	(b)	to	(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Evergreen Omega Portfolio - Institutional Class												
2008	773	$8.40	to	$9.51	$6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
2007	947	$11.72	to	$13.21	$11,913	0.33%	0.95%	to	1.90%	9.80%	to	10.82%
2006	1,258	$10.62	to	$11.92	$14,399	-	0.95%	to	1.90%	3.90%	to	4.93%
2005	1,492	$10.17	to	$11.36	$17,454	(b)	0.95%	to	1.90%	(b)	to	(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class												
2008	2,013	$6.62	to	$6.79	$13,578	1.14%	0.95%	to	1.90%	-40.14%	to	-39.59%
2007	2,569	$11.06	to	$11.27	$28,743	0.26%	0.95%	to	1.90%	12.63%	to	13.65%
2006	2,932	$9.82	to	$9.94	$28,943	(c)	0.95%	to	1.90%	(c)	to	(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2008	91	$8.80	to	$9.04	$815	0.77%	0.75%	to	1.50%	-40.05%	to	-39.61%
2007	84	$14.68	to	$14.97	$1,256	0.07%	0.75%	to	1.50%	12.84%	to	13.58%
2006	125	$13.01	to	$13.18	$1,644	-	0.75%	to	1.50%	10.58%	to	11.13%
2005	30	$11.82	to	$11.86	$356	(b)	0.75%	to	1.25%	(b)	to	(b)
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Franklin Income Portfolio - Service Class												
2008	450	$7.61	to	$7.81	$3,482	3.07%	0.95%	to	1.90%	-30.57%	to	-29.89%
2007	628	$10.96	to	$11.14	$6,948	1.10%	0.95%	to	1.90%	0.64%	to	1.64%
2006	395	$10.89	to	$10.96	$4,316	(c)	0.95%	to	1.90%	(c)	to	(c)
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(d)	0.95%	to	1.90%	(d)		(d)
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
ING Global Real Estate Portfolio - Institutional Class												
2008	162	$6.69	to	$6.71	$1,087	(e)	0.75%	to	1.50%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING Global Real Estate Portfolio - Service Class												
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(c)	0.95%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Global Resources Portfolio - Service Class												
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(c)	0.95%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Janus Contrarian Portfolio - Service Class												
2008	26	$5.33	to	$5.35	$139	(e)	0.75%	to	1.25%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%
2005	110		$10.97		$1,210	(b)	1.25%	to	1.40%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
2005	195	$13.38	to	$13.45	$2,620	(b)	0.75%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
2005	803	$11.36	to	$11.44	$9,171	(b)	0.95%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%		15.80%	
2005	1		$11.33		$16	(b)		0.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Value Opportunities Portfolio - Institutional Class												
2008	1,418	$7.26	to	$7.52	$10,576	3.31%	0.95%	to	1.90%	-40.49%	to	-39.89%
2007	2,233	$12.20	to	$12.51	$27,694	1.55%	0.95%	to	1.90%	-2.79%	to	-1.96%
2006	3,256	$12.55	to	$12.76	$41,313	0.72%	0.95%	to	1.90%	18.17%	to	19.36%
2005	4,224	$10.62	to	$10.69	$45,057	(b)	0.95%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Value Opportunities Portfolio - Service Class												
2008	195	$7.32	to	$7.36	$1,426	2.96%	1.25%	to	1.40%	-40.34%	to	-40.26%
2007	236	$12.27	to	$12.32	$2,897	1.30%	1.25%	to	1.40%	-2.54%	to	-2.38%
2006	281	$12.59	to	$12.62	$3,543	0.35%	1.25%	to	1.40%	18.33%	to	18.50%
2005	300	$10.64	to	$10.65	$3,197	(b)	1.25%	to	1.40%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING Julius Baer Foreign Portfolio - Service Class												
2008	802	$6.60	to	$11.13	$7,156	-	0.70%	to	1.90%	-44.69%	to	-44.04%
2007	1,022	$12.33	to	$19.89	$15,744	0.09%	0.75%	to	1.90%	14.27%	to	15.57%
2006	1,083	$10.79	to	$17.21	$13,881	-	0.75%	to	1.90%	27.57%	to	28.24%
2005	163	$13.31	to	$13.42	$2,191	0.08%	0.75%	to	1.25%			
2004	21		$11.72		$242	(a)		0.75%		14.51%	(a)	
ING Legg Mason Value Portfolio - Institutional Class												
2008	1,409	$4.83	to	$5.10	$7,015	0.27%	0.95%	to	1.90%	-56.29%	to	-53.38%
2007	1,895	$10.94	to	$11.39	$21,314	-	0.95%	to	1.90%	-12.20%	to	-6.64%
2006	2,636	$11.95	to	$12.46	$31,996	-	0.95%	to	1.90%	4.73%	to	5.81%
2005	3,079	$11.41	to	$11.53	$37,805	-	0.95%	to	1.90%	4.20%	to	5.20%
2004	80	$10.95	to	$10.96	$882	(a)	0.95%	to	1.90%		(a)	
ING Legg Mason Value Portfolio - Service Class												
2008	32	$4.93	to	$5.02	$162	-	0.75%	to	1.25%	-56.02%	to	-55.81%
2007	38	$11.21	to	$11.36	$434	-	0.75%	to	1.25%	-7.20%	to	-6.73%
2006	47	$12.08	to	$12.18	$571	-	0.75%	to	1.25%	5.23%	to	5.73%
2005	64	$11.46	to	$11.52	$731	(b)	0.75%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING LifeStyle Aggressive Growth Portfolio - Service Class												
2008	148	$7.07	to	$7.30	$1,068	1.65%	0.95%	to	1.90%	-42.89%	to	-42.34%
2007	175	$12.38	to	$12.66	$2,201	0.93%	0.95%	to	1.90%	1.39%	to	2.26%
2006	101	$12.25	to	$12.38	$1,239	0.10%	0.95%	to	1.75%	16.11%	to	17.01%
2005	50	$10.55	to	$10.58	$532	(b)	0.95%	to	1.75%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING LifeStyle Growth Portfolio - Service Class												
2008	623	$7.49	to	$7.74	$4,777	1.60%	0.95%	to	1.90%	-37.84%	to	-37.23%
2007	671	$12.05	to	$12.33	$8,193	1.04%	0.95%	to	1.90%	1.86%	to	2.92%
2006	738	$11.83	to	$11.98	$8,785	0.58%	0.95%	to	1.90%	13.31%	to	14.31%
2005	220	$10.44	to	$10.48	$2,302	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING LifeStyle Moderate Growth Portfolio - Service Class												
2008	864	$7.91	to	$8.17	$6,997	1.86%	0.95%	to	1.90%	-32.91%	to	-32.26%
2007	1,236	$11.79	to	$12.06	$14,773	1.29%	0.95%	to	1.90%	2.70%	to	3.70%
2006	1,194	$11.48	to	$11.63	$13,815	1.02%	0.95%	to	1.90%	11.24%	to	12.37%
2005	333	$10.32	to	$10.35	$3,437	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING LifeStyle Moderate Portfolio - Service Class												
2008	856	$8.37	to	$8.65	$7,314	1.86%	0.95%	to	1.90%	-27.41%	to	-26.63%
2007	1,051	$11.53	to	$11.79	$12,276	1.67%	0.95%	to	1.90%	3.04%	to	3.97%
2006	924	$11.19	to	$11.34	$10,417	1.26%	0.95%	to	1.90%	9.28%	to	10.42%
2005	383	$10.24	to	$10.27	$3,932	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(c)	0.75%	to	1.25%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Lord Abbett Affiliated Portfolio - Service Class												
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(c)	0.95%	to	1.90%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		

178

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2008	173	$6.61	to	$7.99	$1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%
2007	171	$11.25	to	$13.48	$2,142	-	0.75%	to	1.90%	11.94%	to	13.28%
2006	83	$10.05	to	$11.90	$918	-	0.75%	to	1.90%	3.60%	to	4.20%
2005	18	$11.39	to	$11.42	$210	(b)	0.75%	to	1.25%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Marsico International Opportunities Portfolio - Service Class												
2008	627	$6.02	to	$9.21	$5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%
2007	822	$12.70	to	$18.37	$13,733	1.00%	0.75%	to	1.90%	18.26%	to	19.67%
2006	952	$10.69	to	$15.35	$13,618	0.03%	0.75%	to	1.90%	21.75%	to	23.10%
2005	677	$12.37	to	$12.47	$8,410	(b)	0.75%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING MFS Total Return Portfolio - Institutional Class												
2008	5,335	$8.93	to	$9.25	$48,840	5.92%	0.95%	to	1.90%	-23.61%	to	-22.92%
2007	7,812	$11.69	to	$12.00	$92,899	3.07%	0.95%	to	1.90%	2.27%	to	3.27%
2006	10,701	$11.43	to	$11.62	$123,605	2.62%	0.95%	to	1.90%	10.01%	to	11.09%
2005	13,910	$10.39	to	$10.46	$145,082	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING MFS Total Return Portfolio - Service Class												
2008	103	$8.43	to	$11.28	$1,153	6.12%	0.70%	to	1.50%	-23.51%	to	-22.90%
2007	111	$14.29	to	$14.72	$1,623	2.99%	0.75%	to	1.50%	2.44%	to	3.25%
2006	118	$13.92	to	$14.37	$1,658	2.36%	0.75%	to	1.50%	10.28%	to	11.07%
2005	187	$12.59	to	$13.03	$2,374	2.65%	0.75%	to	1.50%	1.40%	to	2.16%
2004	154	$12.39	to	$12.85	$1,922	2.76%	0.75%	to	1.50%	9.74%	to	10.24%
ING MFS Utilities Portfolio - Service Class												
2008	187	$6.96	to	$11.62	$2,161	3.26%	0.70%	to	1.50%	-38.65%	to	-38.16%
2007	219	$18.42	to	$18.79	$4,096	0.87%	0.75%	to	1.50%	25.48%	to	26.45%
2006	81	$14.68	to	$14.86	$1,201	0.06%	0.75%	to	1.50%	28.88%	to	29.78%
2005	41	$11.39	to	$11.45	$469	(b)	0.75%	to	1.50%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Main Street Portfolio® - Institutional Class												
2008	187	$6.90	to	$7.97	$1,448	3.01%	0.95%	to	2.25%	-39.95%	to	-39.11%
2007	234	$11.49	to	$13.09	$3,002	1.21%	0.95%	to	2.25%	2.57%	to	3.56%
2006	246	$12.19	to	$12.64	$3,092	1.44%	0.95%	to	1.90%	13.09%	to	14.08%
2005	140	$11.00	to	$11.08	$1,589	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Oppenheimer Main Street Portfolio® - Service Class												
2008	14	$7.77	to	$7.91	$112	4.23%	0.75%	to	1.25%	-39.44%	to	-39.15%
2007	6	$12.83	to	$13.00	$77	1.63%	0.75%	to	1.25%	3.42%		
2006	13		$12.57		$168	0.38%		0.75%		14.07%		
2005	2		$11.02		$27	(b)		0.75%		(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING PIMCO High Yield Portfolio - Service Class												
2008	199	$8.00	to	$8.93	$1,748	8.39%	0.70%	to	1.40%	-23.67%	to	-23.08%
2007	248	$10.75	to	$11.61	$2,850	6.50%	0.75%	to	1.40%	1.42%	to	2.11%
2006	346	$10.55	to	$11.37	$3,918	6.45%	0.75%	to	1.50%	7.42%	to	8.08%
2005	284	$10.48	to	$10.54	$2,987	(b)	0.75%	to	1.40%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Pioneer Equity Income Portfolio - Institutional Class												
2008	592	$6.25	to	$7.70	$3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
2007	686	$9.07	to	$9.19	$6,290	(d)	0.75%	to	1.50%	(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
2004	(d)		(d)		(d)	(d)		(d)		(d)		
ING Pioneer Fund Portfolio - Institutional Class												
2008	1,190	$7.26	to	$8.64	$10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
2007	1,663	$11.18	to	$13.33	$21,812	1.25%	0.75%	to	2.25%	2.97%	to	4.52%
2006	2,078	$10.78	to	$12.77	$26,316	-	0.75%	to	2.25%	14.47%	to	15.88%
2005	2,096	$10.95	to	$11.02	$27,255	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		

180

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
2006	3		$10.63		$36	(c)		0.75%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(c)	0.95%	to	1.75%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%
2005	80	$10.93	to	$10.97	$878	(b)	0.75%	to	1.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
2005	333	$14.18	to	$14.98	$4,775	1.58%	0.75%	to	1.50%	2.39%	to	3.16%
2004	168	$13.81	to	$14.63	$2,335	1.25%	0.75%	to	1.50%	13.48%	to	13.99%
ING Templeton Global Growth Portfolio - Service Class												
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(c)	0.95%	to	1.90%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Capital Growth Portfolio - Institutional Class												
2008	4,392	$5.34	to	$5.53	$23,558	(e)	0.75%	to	1.90%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
2005	121	$11.02	to	$11.08	$1,341	(b)	0.75%	to	1.50%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Van Kampen Real Estate Portfolio - Service Class												
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(c)	0.75%	to	1.50%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING VP Index Plus International Equity Portfolio - Institutional Class												
2008	1,844	$5.23	to	$6.55	$9,835	6.53%	0.70%	to	1.90%	-44.80%	to	-44.14%
2007	2,589	$9.41	to	$9.63	$24,842	(d)	0.75%	to	1.90%	(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
2005	(d)		(d)		(d)	(d)		(d)		(d)		
2004	(d)		(d)		(d)	(d)		(d)		(d)		
ING VP Index Plus International Equity Portfolio - Service Class												
2008	92	$6.44	to	$6.56	$600	5.66%	0.70%	to	1.40%	-44.63%	to	-44.19%
2007	115	$11.60	to	$11.70	$1,345	-	0.75%	to	1.40%	6.60%	to	7.34%
2006	887	$10.86	to	$10.94	$9,676	(c)	0.75%	to	1.90%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		

182

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2008	19	$6.51	to	$6.73	$123	0.91%	0.75%	to	1.75%	-33.98%	to	-33.23%
2007	32	$9.86	to	$10.08	$318	-	0.75%	to	1.75%	-5.37%	to	-4.45%
2006	36	$10.42	to	$10.55	$374	(c)	0.75%	to	1.75%	(c)		
2005	(c)		(c)		(c)	(c)	(c)			(c)		
2004	(c)		(c)		(c)	(c)	(c)			(c)		
ING American Century Large Company Value Portfolio - Service Class												
2008	21	$7.38	to	$8.09	$170	12.33%	0.70%	to	1.25%	-37.79%	to	-37.43%
2007	21	$12.57	to	$12.93	$268	1.76%	0.75%	to	1.25%	-3.23%	to	-2.78%
2006	14	$12.99	to	$13.30	$187	0.28%	0.75%	to	1.25%	17.88%	to	18.43%
2005	12	$11.02	to	$13.27	$130	1.16%	0.75%	to	1.25%	0.00%	to	0.54%
2004	35	$11.02	to	$13.23	$387	1.06%	0.75%	to	1.25%	8.68%	to	9.19%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
2005	107	$13.68	to	$16.02	$1,511	0.24%	0.75%	to	1.50%	6.29%	to	7.08%
2004	77	$12.87	to	$15.00	$1,034	-	0.75%	to	1.50%	19.89%	to	20.35%
ING Baron Asset Portfolio - Service Class												
2008	42	$6.32	to	$6.83	$266	-	0.70%	to	1.25%	-41.75%	to	-41.50%
2007	63	$10.85	to	$10.94	$688	-	0.75%	to	1.25%	7.53%	to	8.10%
2006	1	$10.09	to	$10.12	$7	(c)	0.75%	to	1.25%	(c)		
2005	(c)		(c)		(c)	(c)	(c)			(c)		
2004	(c)		(c)		(c)	(c)	(c)			(c)		
ING Baron Small Cap Growth Portfolio - Service Class												
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
2004	200	$14.37	to	$16.22	$2,941	-	0.75%	to	1.50%	26.05%	to	27.04%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(c)	0.75%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Davis New York Venture Portfolio - Service Class												
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
2004	129	$11.05	to	$13.75	$1,485	-	0.75%	to	1.50%	6.87%	to	7.64%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%
2004	154	$13.93	to	$15.92	$2,215	0.21%	0.75%	to	1.50%	18.76%	to	19.71%
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%
2004	4,742	$5.17	to	$14.90	$53,255	-	0.75%	to	1.90%	7.71%	to	8.92%
ING Neuberger Berman Partners Portfolio - Initial Class												
2008	2,614	$5.27	to	$5.44	$14,045	0.25%	0.95%	to	2.25%	-52.21%	to	-51.57%
2007	3,598	$10.99	to	$11.28	$40,033	0.28%	0.95%	to	2.25%	6.43%	to	7.82%
2006	4,756	$10.30	to	$10.49	$49,253	(c)	0.95%	to	2.25%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		

184

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Neuberger Berman Partners Portfolio - Service Class									
2008	42	$5.40	to $5.48	$226	-	0.75%	to 1.25%	-51.91%	to -51.63%
2007	4	$11.23	to $11.33	$47	(d)	0.75%	to 1.25%	(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
2004	(d)	(d)		(d)	(d)	(d)		(d)	
ING Oppenheimer Global Portfolio - Initial Class									
2008	8,892	$7.00	to $8.78	$76,622	2.27%	0.70%	to 1.90%	-41.47%	to -40.72%
2007	10,904	$12.18	to $14.86	$159,447	1.08%	0.75%	to 1.90%	4.48%	to 5.77%
2006	13,690	$13.51	to $14.07	$190,280	0.07%	0.75%	to 1.90%	15.80%	to 17.09%
2005	15,774	$11.62	to $12.04	$193,562	(b)	0.75%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Strategic Income Portfolio - Initial Class									
2008	4,539	$8.33	to $9.88	$44,027	5.46%	0.70%	to 2.25%	-17.39%	to -16.18%
2007	5,739	$11.33	to $11.79	$66,638	4.56%	0.75%	to 2.25%	6.29%	to 7.95%
2006	6,500	$10.54	to $10.93	$70,286	0.38%	0.75%	to 2.25%	6.07%	to 7.66%
2005	7,202	$9.99	to $10.13	$75,516	(b)	0.75%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Strategic Income Portfolio - Service Class									
2008	2	$9.57		$16	5.56%	1.25%		-16.85%	
2007	2	$11.51		$20	9.52%	1.25%		7.27%	
2006	-	$10.73		$1	(c)	1.25%		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING PIMCO Total Return Portfolio - Service Class									
2008	776	$9.96	to $12.94	$9,940	4.66%	0.70%	to 1.50%	-1.68%	to -0.92%
2007	620	$12.51	to $13.06	$8,027	3.35%	0.75%	to 1.50%	7.75%	to 8.56%
2006	563	$11.61	to $12.03	$6,721	1.62%	0.75%	to 1.50%	2.47%	to 3.26%
2005	492	$11.31	to $11.65	$5,693	1.55%	0.75%	to 1.50%	0.53%	to 1.30%
2004	339	$11.18	to $11.50	$3,885	-	0.75%	to 1.50%	2.73%	to 3.60%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Initial Class												
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(c)	0.75%	to	1.25%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Solution 2015 Portfolio - Service Class												
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
2005	6	$10.68	to	$10.72	$68	(b)	0.75%	to	1.25%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Solution 2025 Portfolio - Service Class												
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%
2005	11	$10.91	to	$10.94	$125	(b)	0.75%	to	1.25%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Solution 2035 Portfolio - Service Class												
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%		
2005	-		$11.07		$3	(b)		1.25%		(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Solution 2045 Portfolio - Service Class												
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%		
2005	-		$11.27		$3	(b)		1.25%		(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Service Class												
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%		
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%	6.02%		
2005	13		$10.30		$138	(b)		1.25%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
2005	7,857	$11.07	to	$11.73	$90,830	(b)	0.75%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%
2005	2,307	$13.30	to	$26.93	$64,310	0.49%	0.75%	to	1.50%	4.59%	to	5.39%
2004	2,801	$12.62	to	$25.72	$73,921	0.15%	0.75%	to	1.50%	8.39%	to	9.21%
ING Templeton Foreign Equity Portfolio - Initial Class												
2008	2,911	$6.22	to	$6.93	$18,241	(e)	0.70%	to	1.90%		(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
2005	(e)		(e)		(e)	(e)		(e)			(e)	
2004	(e)		(e)		(e)	(e)		(e)			(e)	
ING Thornburg Value Portfolio - Initial Class												
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
2005	2,322	$6.16	to	$27.83	$30,602	0.78%	0.75%	to	1.90%	-0.32%	to	0.80%
2004	2,955	$6.18	to	$27.61	$38,224	0.42%	0.75%	to	1.90%	10.75%	to	12.05%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2008	1,676	$4.86	to	$11.23	$15,297	2.38%	0.70%	to	1.90%	-40.95%	to	-40.20%
2007	2,083	$8.23	to	$18.78	$30,926	0.72%	0.75%	to	1.90%	-0.72%	to	0.43%
2006	2,519	$8.29	to	$18.70	$36,982	0.79%	0.75%	to	1.90%	12.33%	to	13.68%
2005	3,105	$7.38	to	$16.45	$40,268	0.88%	0.75%	to	1.90%	7.27%	to	8.51%
2004	3,631	$6.88	to	$15.16	$43,678	0.77%	0.75%	to	1.90%	12.60%	to	13.90%
ING Van Kampen Comstock Portfolio - Service Class												
2008	153	$7.41	to	$10.26	$1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
2007	180	$13.64	to	$16.31	$2,568	1.24%	0.75%	to	1.50%	-3.74%	to	-3.00%
2006	221	$14.17	to	$16.85	$3,248	0.66%	0.75%	to	1.50%	14.09%	to	14.99%
2005	252	$12.42	to	$14.68	$3,224	0.60%	0.75%	to	1.50%	1.97%	to	2.74%
2004	298	$12.18	to	$14.32	$3,726	-	0.75%	to	1.50%	15.23%	to	15.84%
ING Van Kampen Equity and Income Portfolio - Initial Class												
2008	7,182	$8.39	to	$9.48	$67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
2007	9,133	$12.07	to	$12.49	$112,954	2.44%	0.75%	to	1.90%	1.59%	to	2.83%
2006	11,772	$11.84	to	$12.18	$142,375	1.91%	0.75%	to	1.90%	10.52%	to	11.84%
2005	13,462	$10.66	to	$10.91	$146,295	(b)	0.75%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING VP Strategic Allocation Conservative Portfolio - Class I												
2008	600	$8.30	to	$15.49	$8,278	4.46%	0.70%	to	1.50%	-24.71%	to	-24.14%
2007	712	$17.01	to	$20.42	$13,112	3.40%	0.75%	to	1.50%	4.23%	to	4.99%
2006	802	$16.28	to	$19.45	$14,115	2.69%	0.75%	to	1.50%	6.77%	to	7.58%
2005	795	$15.95	to	$18.08	$16,483	1.95%	0.75%	to	1.50%	2.31%	to	3.08%
2004	926	$15.55	to	$17.54	$18,730	1.82%	0.75%	to	1.50%	6.50%	to	7.15%
ING VP Strategic Allocation Growth Portfolio - Class I												
2008	711	$6.85	to	$14.54	$8,438	2.39%	0.70%	to	2.25%	-37.50%	to	-36.53%
2007	716	$10.96	to	$22.91	$14,104	1.78%	0.75%	to	2.25%	2.62%	to	4.28%
2006	800	$10.68	to	$21.97	$15,119	1.35%	0.75%	to	2.25%	10.67%	to	12.32%
2005	633	$16.45	to	$19.56	$14,815	1.22%	0.75%	to	1.50%	4.65%	to	5.39%
2004	771	$15.68	to	$18.56	$15,631	1.04%	0.75%	to	2.25%	10.33%	to	11.20%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Strategic Allocation Moderate Portfolio - Class I												
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%
2004	1,065	$15.45	to	$17.95	$20,822	1.30%	0.75%	to	2.25%	8.74%	to	9.38%
ING VP Growth and Income Portfolio - Class I												
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
2004	18,090	$6.94	to	$216.86	$423,357	2.31%	0.75%	to	2.25%	6.28%	to	7.59%
ING GET U.S. Core Portfolio - Series 3												
2008	1,675	$9.75	to	$10.23	$16,807	2.16%	1.45%	to	2.40%	-5.71%	to	-4.93%
2007	2,204	$10.34	to	$10.76	$23,314	2.48%	1.45%	to	2.40%	2.38%	to	3.46%
2006	2,752	$10.10	to	$10.40	$28,242	2.51%	1.45%	to	2.40%	3.80%	to	4.84%
2005	4,182	$9.73	to	$9.92	$41,138	1.97%	1.45%	to	2.40%	-1.62%	to	-0.70%
2004	5,491	$9.89	to	$9.99	$54,614	-	1.45%	to	2.40%	-1.00%	to	-0.10%
ING GET U.S. Core Portfolio - Series 4												
2008	247	$10.01	to	$10.48	$2,543	2.83%	1.45%	to	2.40%	-8.00%	to	-7.17%
2007	364	$10.88	to	$11.29	$4,033	2.95%	1.45%	to	2.40%	1.21%	to	2.17%
2006	469	$10.75	to	$11.05	$5,115	2.72%	1.45%	to	2.40%	5.29%	to	6.35%
2005	569	$10.21	to	$10.39	$5,868	1.74%	1.45%	to	2.40%	-1.16%	to	-0.19%
2004	788	$10.33	to	$10.41	$8,173	(a)	1.45%	to	2.40%	(a)		
ING GET U.S. Core Portfolio - Series 5												
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
2004	422	$10.44	to	$10.50	$4,428	(a)	1.45%	to	2.40%	(a)		

189

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
2004	8,740	$10.06	to	$10.09	$88,090	(a)	1.45%	to	2.40%			(a)
ING GET U.S. Core Portfolio - Series 7												
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%
2004	5,702		$10.00		$57,015	(a)	0.95%	to	1.90%			(a)
ING GET U.S. Core Portfolio - Series 8												
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING GET U.S. Core Portfolio - Series 9												
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING GET U.S. Core Portfolio - Series 10												
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(b)	0.95%	to	1.90%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING GET U.S. Core Portfolio - Series 12												
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(c)	1.45%	to	2.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING GET U.S. Core Portfolio - Series 13												
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(c)	1.45%	to	2.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING GET U.S. Core Portfolio - Series 14												
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(c)	0.95%	to	1.25%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING BlackRock Global Science and Technology Portfolio - Class I												
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%
2005	2,617	$3.92	to	$13.24	$10,507	-	0.75%	to	1.90%	9.56%	to	10.87%
2004	2,857	$3.56	to	$11.96	$10,373	-	0.75%	to	1.90%	-3.17%	to	-1.86%

191

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class I									
2008	36	$5.91	to $5.94	$211	(e)	0.75%	to 1.50%	(e)	
2007	(e)		(e)	(e)	(e)	(e)		(e)	
2006	(e)		(e)	(e)	(e)	(e)		(e)	
2005	(e)		(e)	(e)	(e)	(e)		(e)	
2004	(e)		(e)	(e)	(e)	(e)		(e)	
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I									
2008	9	$10.19	to $10.22	$96	(e)	0.75%	to 1.25%	(e)	
2007	(e)		(e)	(e)	(e)	(e)		(e)	
2006	(e)		(e)	(e)	(e)	(e)		(e)	
2005	(e)		(e)	(e)	(e)	(e)		(e)	
2004	(e)		(e)	(e)	(e)	(e)		(e)	
ING Opportunistic Large Cap Growth Portfolio - Class I									
2008	1,040	$3.69	to $10.68	$7,963	0.77%	0.70%	to 1.90%	-45.09%	to -44.46%
2007	1,280	$6.72	to $19.23	$17,364	0.17%	0.75%	to 1.90%	15.66%	to 16.97%
2006	1,613	$5.81	to $16.44	$18,754	0.06%	0.75%	to 1.90%	0.69%	to 1.89%
2005	1,858	$5.77	to $16.14	$23,711	0.68%	0.75%	to 1.90%	7.25%	to 8.61%
2004	2,380	$5.38	to $14.86	$28,081	0.12%	0.75%	to 1.90%	5.25%	to 6.37%
ING Opportunistic Large Cap Value Portfolio - Class I									
2008	334	$7.66	to $14.95	$4,682	2.09%	0.70%	to 1.50%	-36.59%	to -36.08%
2007	398	$15.20	to $23.39	$8,809	1.74%	0.75%	to 1.50%	1.50%	to 2.23%
2006	531	$11.05	to $22.88	$11,521	1.42%	0.75%	to 1.50%	14.29%	to 15.15%
2005	684	$12.96	to $19.87	$12,906	1.88%	0.75%	to 1.50%	5.44%	to 6.20%
2004	909	$12.23	to $18.71	$16,285	0.82%	0.75%	to 1.50%	8.48%	to 9.35%
ING Opportunistic Large Cap Value Portfolio - Class S									
2008	39	$7.16	to $7.38	$285	1.68%	0.95%	to 1.90%	-37.03%	to -36.38%
2007	68	$11.37	to $11.60	$784	1.62%	0.95%	to 1.90%	0.80%	to 1.75%
2006	105	$11.28	to $11.40	$1,192	1.49%	0.95%	to 1.90%	13.60%	to 14.69%
2005	145	$9.93	to $9.94	$1,436	(b)	0.95%	to 1.90%	(b)	
2004	(b)		(b)	(b)	(b)		(b)	(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class I												
2008	96	$6.63	to	$6.65	$641	(e)	0.75%	to	1.25%	(e)	to	(e)
2007	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2006	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2005	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2004	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
ING Russell™ Mid Cap Index Portfolio - Class I												
2008	5			$5.93	$29	(e)			0.75%	(e)	to	(e)
2007	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2006	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2005	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2004	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
ING Russell™ Small Cap Index Portfolio - Class I												
2007	5			$6.97	$35	(e)			0.75%	(e)	to	(e)
2006	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2005	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
2004	(e)			(e)	(e)	(e)			(e)	(e)	to	(e)
ING VP Index Plus LargeCap Portfolio - Class I												
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
2005	9,069	$8.14	to	$20.22	$161,314	1.24%	0.75%	to	1.90%	3.43%	to	4.62%
2004	10,827	$7.87	to	$19.33	$182,362	1.01%	0.75%	to	2.25%	8.40%	to	9.77%
ING VP Index Plus MidCap Portfolio - Class I												
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
2005	859	$16.06	to	$22.30	$18,302	0.44%	0.75%	to	1.50%	9.52%	to	10.34%
2004	944	$14.59	to	$20.23	$18,233	0.40%	0.75%	to	1.50%	14.85%	to	15.72%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus SmallCap Portfolio - Class I												
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
2005	614	$15.33	to	$17.45	$9,917	0.31%	0.75%	to	1.50%	6.09%	to	6.79%
2004	592	$14.45	to	$16.34	$8,963	0.14%	0.75%	to	1.50%	20.22%	to	21.21%
ING VP Small Company Portfolio - Class I												
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
2005	3,533	$11.60	to	$25.23	$72,337	0.14%	0.75%	to	1.90%	8.21%	to	9.46%
2004	4,382	$10.72	to	$23.05	$82,870	0.28%	0.75%	to	1.90%	12.13%	to	13.55%
ING VP International Value Portfolio - Class I												
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
2005	304	$12.68	to	$14.33	$3,967	2.79%	0.75%	to	1.50%	7.82%	to	8.62%
2004	247	$11.76	to	$13.22	$2,980	1.29%	0.75%	to	1.50%	15.63%	to	16.51%
ING VP MidCap Opportunities Portfolio - Class I												
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
2005	33	$11.21	to	$11.46	$379	-	0.75%	to	1.25%	9.05%	to	9.56%
2004	32	$10.28	to	$13.84	$340	-	0.75%	to	1.25%	10.18%	to	10.69%
ING VP MidCap Opportunities Portfolio - Class S												
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
2005	1,074	$9.66	to	$10.10	$10,674	-	0.95%	to	1.90%	8.05%	to	9.07%
2004	1,180	$8.94	to	$9.26	$10,784	-	0.95%	to	1.90%	9.02%	to	10.11%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP SmallCap Opportunities Portfolio - Class I												
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
2004	128	$7.42	to	$12.78	$970	-	0.75%	to	1.25%	8.80%	to	9.42%
ING VP SmallCap Opportunities Portfolio - Class S												
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
2004	765	$6.82	to	$7.07	$5,342	-	0.95%	to	1.90%	7.91%	to	8.94%
ING VP Balanced Portfolio - Class I												
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
2005	6,847	$10.08	to	$27.78	$174,465	2.33%	0.75%	to	1.90%	2.34%	to	3.50%
2004	7,519	$9.85	to	$26.84	$189,559	2.00%	0.75%	to	2.25%	7.30%	to	8.58%
ING VP Intermediate Bond Portfolio - Class I												
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
2005	7,208	$11.62	to	$20.25	$130,583	3.70%	0.75%	to	1.90%	1.18%	to	2.38%
2004	7,665	$11.37	to	$19.78	$137,880	7.97%	0.75%	to	2.25%	2.91%	to	4.11%
ING VP Money Market Portfolio - Class I												
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
2005	17,339	$10.21	to	$14.83	$214,217	1.08%	0.75%	to	1.90%	1.09%	to	2.21%
2004	15,367	$10.10	to	$14.51	$192,781	1.13%	0.75%	to	2.25%	-0.88%	to	0.35%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2008	1		$28.45		$16	-	0.75%			-16.45%		
2007	1		$34.05		$23	4.55%	0.75%			9.70%		
2006	1		$31.04		$21	2.16%	0.75%			9.88%		
2005	1		$28.25		$19	-	0.75%			7.17%		
2004	9,164	$9.95	to	$27.77	$156,790	2.08%	0.75%	to	1.90%	6.53%	to	7.72%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2008	-		$25.03		$3	-	0.75%			5.26%		
2007	1		$23.78		$12	8.33%	0.75%			6.21%		
2006	1		$22.39		$12	4.88%	0.75%			3.47%		
2005	1		$21.64		$11	-	0.75%			1.22%		
2004	794	$11.46	to	$21.38	$15,748	5.17%	0.75%	to	1.50%	2.40%	to	3.19%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares												
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
2005	-	$18.09	to	$19.42	$7	-	0.75%	to	1.50%	2.73%	to	3.52%
2004	6,667	$5.85	to	$21.12	$84,481	0.13%	0.75%	to	1.90%	2.45%	to	3.70%
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares												
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to	11.44%
2004	7,231	$4.59	to	$21.68	$94,264	-	0.75%	to	1.90%	18.30%	to	19.85%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares												
2008	-		$15.86		$2	-	0.75%			-45.06%		
2007	-		$28.87		$8	-	0.75%			8.82%		
2006	-		$26.53		$7	1.72%	0.75%			17.29%		
2005	-		$22.62		$6	-	0.75%			5.11%		
2004	10,934	$5.95	to	$23.00	$154,245	0.94%	0.75%	to	1.90%	2.76%	to	3.96%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC									
2008	222	$7.21	to $10.69	$2,000	1.17%	0.70%	to 1.50%	-40.23%	to -39.78%
2007	274	$14.54	to $17.79	$4,141	0.43%	0.75%	to 1.50%	-0.95%	to -0.20%
2006	306	$11.47	to $17.86	$4,642	0.42%	0.75%	to 1.50%	10.54%	to 11.36%
2005	434	$13.28	to $16.06	$5,924	0.52%	0.75%	to 1.50%	6.67%	to 7.43%
2004	292	$12.45	to $14.98	$3,732	0.40%	0.75%	to 1.50%	22.18%	to 23.12%
Oppenheimer Global Securities/VA									
2008	3	$15.51		$47	1.53%	0.75%		-40.64%	
2007	3	$26.13		$84	1.20%	0.75%		5.53%	
2006	3	$24.76		$83	0.98%	0.75%		16.79%	
2005	3	$21.20		$72	2.12%	0.75%		13.49%	
2004	2,073	$15.03	to $23.47	$43,720	1.17%	0.75%	to 1.50%	17.37%	to 18.23%
Oppenheimer Main Street Fund®/VA									
2008	35	$6.75	to $7.94	$255	1.74%	0.80%	to 1.25%	-39.24%	to -38.97%
2007	36	$11.11	to $13.01	$434	0.98%	0.80%	to 1.25%	3.06%	
2006	32	$10.78	to $12.56	$381	2.21%	0.80%	to 1.25%	13.59%	to 14.08%
2005	4,588	$8.60	to $14.43	$58,462	1.38%	0.95%	to 1.90%	3.99%	to 4.98%
2004	5,694	$8.27	to $13.79	$68,396	0.85%	0.80%	to 2.25%	7.40%	to 8.45%
Oppenheimer Main Street Small Cap Fund®/VA									
2008	47	$6.86	to $8.12	$382	0.60%	0.70%	to 1.50%	-38.76%	to -38.34%
2007	47	$12.90	to $13.17	$617	0.30%	0.75%	to 1.50%	-2.71%	to -1.94%
2006	54	$13.26	to $13.43	$723	0.10%	0.75%	to 1.50%	13.65%	to 14.20%
2005	3	$11.72	to $11.76	$41	(b)	0.75%	to 1.25%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
Oppenheimer Mid Cap Fund/VA									
2008	5	$5.50	to $6.88	$37	-	0.80%	to 1.25%	-49.68%	to -49.49%
2007	15	$10.93	to $13.62	$180	-	0.80%	to 1.25%	5.00%	
2006	6	$10.41	to $12.91	$74	-	0.80%	to 1.25%	1.66%	to 2.14%
2005	2,781	$5.20	to $16.97	$32,591	-	0.95%	to 1.90%	10.32%	to 11.25%
2004	3,156	$4.71	to $15.29	$32,874	-	0.95%	to 1.90%	17.46%	to 18.63%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2008	532	$8.97	to	$11.10	$5,888	4.40%	0.70%	to	1.50%	-8.21%	to	-7.81%
2007	383	$11.82	to	$12.04	$4,609	3.17%	0.75%	to	1.25%	9.14%	to	9.75%
2006	224	$10.75	to	$10.97	$2,452	4.26%	0.75%	to	1.50%	-0.37%	to	0.09%
2005	139	$10.87	to	$10.96	$1,526	3.42%	0.75%	to	1.25%		1.29%	
2004	48		$10.82		$522	(a)		0.75%			(a)	
Pioneer Emerging Markets VCT Portfolio - Class I												
2008	196	$5.06	to	$5.30	$1,033	0.51%	0.70%	to	1.50%	-58.85%	to	-58.50%
2007	225	$12.71	to	$12.77	$2,870	(d)	0.75%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Pioneer High Yield VCT Portfolio - Class I												
2008	40	$6.71	to	$7.84	$308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
2007	119	$11.89	to	$12.23	$1,452	5.69%	0.75%	to	1.50%	4.53%	to	5.07%
2006	42	$11.48	to	$11.64	$480	4.35%	0.75%	to	1.25%		7.68%	
2005	12		$10.81		$133	6.30%		0.75%			1.22%	
2004	20		$10.68		$216	(a)		0.75%			(a)	
Wanger International												
2008	72	$5.63	to	$6.29	$406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
2007	112	$10.46	to	$10.51	$1,172	(d)	0.75%	to	1.50%		(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
2005	(d)		(d)		(d)	(d)		(d)			(d)	
2004	(d)		(d)		(d)	(d)		(d)			(d)	
Wanger Select												
2008	212	$5.73	to	$8.19	$1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
2007	267	$15.75	to	$16.19	$4,305	-	0.75%	to	1.50%	7.73%	to	8.58%
2006	140	$14.62	to	$14.91	$2,085	0.29%	0.75%	to	1.50%	18.23%	to	18.80%
2005	44	$12.45	to	$12.55	$554	-	0.75%	to	1.25%		9.61%	
2004	22		$11.45		$249	(a)		0.75%			(a)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger USA												
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%
2005	43	$12.72	to	$12.82	$552	-	0.75%	to	1.25%	10.42%		
2004	8		$11.61		$97	(a)		0.75%			(a)	

(a) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Revenue:			
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7
Fee income	612.9	769.9	714.8
Premiums	46.9	46.8	37.5
Broker-dealer commission revenue	622.5	568.4	429.2
Net realized capital (losses) gains	(653.1)	(27.6)	3.0
Other income	21.3	20.3	15.7
Total revenue	1,734.2	2,432.5	2,229.9
Benefits and expenses:			
Interest credited and other benefits to contractowners	1,432.4	802.8	783.7
Operating expenses	687.5	652.2	568.3
Broker-dealer commission expense	622.5	568.4	429.2
Net amortization of deferred policy acquisition cost and value of business acquired	128.9	129.2	21.3
Interest expense	1.4	5.5	2.9
Total benefits and expenses	2,872.7	2,158.1	1,805.4
(Loss) income before income taxes	(1,138.5)	274.4	424.5
Income tax (benefit) expense	(108.3)	56.0	122.7
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,	
		2008	**2007**
Assets			
Investments:			
Fixed maturities, available-for-sale, at fair value			
(amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007)	$	13,252.2 $	13,316.3
Equity securities, available-for-sale, at fair value			
(cost of $247.7 at 2008 and $440.1 at 2007)		240.3	446.4
Short-term investments		41.9	167.9
Mortgage loans on real estate		2,107.8	2,089.4
Policy loans		267.8	273.4
Limited partnerships/corporations		513.9	636.1
Other investments		235.2	34.8
Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007)		1,225.4	934.1
Total investments		17,884.5	17,898.4
Cash and cash equivalents		203.5	252.3
Short-term investments under securities loan agreement,			
including collateral delivered		483.9	202.7
Accrued investment income		205.8	168.3
Receivables for securities sold		5.5	5.6
Reinsurance recoverable		2,505.6	2,594.4
Deferred policy acquisition costs		865.5	728.6
Value of business acquired		1,832.5	1,253.2
Notes receivable from affiliate		175.0	175.0
Due from affiliates		13.8	10.6
Current income tax recoverable		38.6	-
Property and equipment		114.7	147.4
Other assets		233.3	112.1
Assets held in separate accounts		35,927.7	48,091.2
Total assets	$	60,489.9 $	71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,	
		2008	2007
Liabilities and Shareholder's Equity			
Future policy benefits and claims reserves	$	20,782.1 $	18,569.1
Payables for securities purchased		1.6	0.2
Payables under securities loan agreement, including collateral held		488.3	183.9
Notes payable		17.9	9.9
Borrowed money		615.3	738.4
Due to affiliates		116.7	130.7
Current income taxes		-	56.8
Deferred income taxes		101.1	275.9
Other liabilities		874.7	542.7
Liabilities related to separate accounts		35,927.7	48,091.2
Total liabilities		58,925.4	68,598.8
Shareholder's equity			
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)		2.8	2.8
Additional paid-in capital		4,161.3	4,159.3
Accumulated other comprehensive loss		(482.1)	(33.8)
Retained earnings (deficit)		(2,117.5)	(1,087.3)
Total shareholder's equity		1,564.5	3,041.0
Total liabilities and shareholder's equity	$	60,489.9 $	71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2005	$ 2.8	$ 4,549.6	$ (5.3)	$ (1,576.4)	$ 2,970.7
Comprehensive income:					
Net income	-	-	-	301.8	301.8
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(23.4) pretax)	-	-	(10.7)	-	(10.7)
Pension liability and FAS No. 158 transition adjustment ($3.9 pretax)	-	-	2.5	-	2.5
Total comprehensive income					293.6
Cumulative effect of change in accounting principle ($(0.8) pretax)			(0.5)	-	(0.5)
Dividends paid	-	(256.0)	-	-	(256.0)
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2006	2.8	4,299.5	(14.0)	(1,274.6)	3,013.7
Cumulative effect of change in accounting principle	-	-	-	(31.1)	(31.1)
Balance at January 1, 2007	2.8	4,299.5	(14.0)	(1,305.7)	2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Dividends paid	-	-	-	-	-
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5

The accompanying notes are an integral part of these consolidated financial statements.

C-6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Cash Flows from Operating Activities:			
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(205.1)	(193.4)	(191.0)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	128.3	133.9	25.9
Net accretion/decretion of discount/premium	87.1	72.7	83.8
Future policy benefits, claims reserves, and			
interest credited	1,296.8	579.6	662.5
Provision for deferred income taxes	25.3	30.4	75.6
Net realized capital losses (gains)	653.1	27.6	(3.0)
Depreciation	56.7	18.2	12.6
Change in:			
Accrued investment income	(37.5)	12.1	23.2
Reinsurance recoverable	88.8	121.0	81.3
Other receivable and assets accruals	(115.3)	(37.0)	(20.1)
Due to/from affiliates	(17.2)	46.4	20.4
Other payables and accruals	(120.3)	17.8	86.3
Other, net	(44.0)	(16.4)	5.9
Net cash provided by operating activities	766.5	1,031.3	1,165.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	9,039.7	10,235.6	10,355.2
Equity securities, available-for-sale	135.0	113.8	91.7
Mortgage loans on real estate	146.5	205.4	197.0
Acquisition of:			
Fixed maturities, available-for-sale	(11,593.4)	(8,425.5)	(8,802.1)
Equity securities, available-for-sale	(54.8)	(243.9)	(149.1)
Mortgage loans on real estate	(168.0)	(415.1)	(680.3)
Policy loans, net	5.6	(4.5)	(6.5)
Derivatives, net	52.6	32.2	1.4
Limited partnerships, net	81.5	(279.5)	(237.6)
Short-term investments, net	126.0	(163.3)	-
Purchases of property and equipment, net	(24.0)	(90.5)	(54.5)
Collateral received (paid)	23.2	(18.8)	-
Other investments	0.7	-	(4.0)
Net cash (used in) provided by investing activities	(2,229.4)	945.9	711.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,		
	2008	**2007**	**2006**
Cash Flows from Financing Activities:			
Deposits received for investment contracts	3,836.4	1,600.0	1,875.7
Maturities and withdrawals from investment contracts	(2,312.2)	(3,451.2)	(3,420.7)
Short-term loans to affiliates	13.0	45.0	86.0
Short-term repayments	(123.1)	(94.8)	(107.9)
Notes payable	-	9.9	-
Dividends to Parent	-	(145.0)	(256.0)
Net cash provided by (used in) financing activities	1,414.1	(2,036.1)	(1,822.9)
Net (decrease) increase in cash and cash equivalents	(48.8)	(58.9)	53.5
Cash and cash equivalents, beginning of year	252.3	311.2	257.7
Cash and cash equivalents, end of year	$ 203.5	$ 252.3	$ 311.2
Supplemental cash flow information:			
Income taxes (received) paid, net	$ (44.1)	$ 45.1	$ 37.6
Interest paid	$ 23.6	$ 44.6	$ 40.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1.   Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated Financial Statements.

Offsetting of Amounts Related to Certain Contracts

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

Amendments to Impairment Guidance

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

New Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company's derivatives are generally

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

Equity Method Investment Accounting

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was $103.0 and $120.7, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006. Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves. The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and $2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
Fixed maturities:							
U.S. Treasuries	$	1,391.4	$	84.5	$	0.9	$	1,475.0
U.S. government agencies and authorities		797.1		77.2		1.2		873.1
State, municipalities, and political subdivisions		72.9		0.3		17.7		55.5
U.S. corporate securities:							
Public utilities		1,112.4		4.4		117.6		999.2
Other corporate securities		3,986.2		85.6		436.6		3,635.2
Total U.S. corporate securities		5,098.6		90.0		554.2		4,634.4
Foreign securities[1]:							
Government		397.8		4.3		61.4		340.7
Other		2,188.5		27.0		274.0		1,941.5
Total foreign securities		2,586.3		31.3		335.4		2,282.2
Residential mortgage-backed securities		3,412.6		153.6		266.7		3,299.5
Commercial mortgage-backed securities		1,604.0		0.1		370.5		1,233.6
Other asset-backed securities		830.2		9.0		214.9		624.3
Total fixed maturities, including							
securities pledged		15,793.1		446.0		1,761.5		14,477.6
Less: securities pledged		1,160.5		72.7		7.8		1,225.4
Total fixed maturities		14,632.6		373.3		1,753.7		13,252.2
Equity securities		247.7		1.0		8.4		240.3
Total investments, available-for-sale	$	14,880.3	$	374.3	$	1,762.1	$	13,492.5

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 11.2	$ 0.7	$ -	$ 11.9
U.S. government agencies and authorities	0.6	-	-	0.6
State, municipalities, and political subdivisions	66.1	0.1	2.2	64.0
U.S. corporate securities:				
Public utilities	1,049.1	10.8	15.6	1,044.3
Other corporate securities	3,855.1	46.1	65.2	3,836.0
Total U.S. corporate securities	4,904.2	56.9	80.8	4,880.3
Foreign securities[1]:				
Government	379.3	17.1	6.6	389.8
Other	1,955.8	29.9	40.3	1,945.4
Total foreign securities	2,335.1	47.0	46.9	2,335.2
Residential mortgage-backed securities	4,146.1	101.8	63.5	4,184.4
Commercial mortgage-backed securities	1,927.3	10.7	52.3	1,885.7
Other asset-backed securities	924.3	5.5	41.5	888.3
Total fixed maturities, including securities pledged	14,314.9	222.7	287.2	14,250.4
Less: securities pledged	940.2	8.0	14.1	934.1
Total fixed maturities	13,374.7	214.7	273.1	13,316.3
Equity securities	440.1	13.8	7.5	446.4
Total investments, available-for-sale	$ 13,814.8	$ 228.5	$ 280.6	$ 13,762.7

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 273.3	$ 271.5
After one year through five years	3,751.8	3,576.2
After five years through ten years	3,546.6	3,344.4
After ten years	2,374.6	2,128.1
Mortgage-backed securities	5,016.6	4,533.1
Other asset-backed securities	830.2	624.3
Less: securities pledged	1,160.5	1,225.4
Fixed maturities, excluding securities pledged	$ 14,632.6	$ 13,252.2

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value. In addition, under the Back-up Facility, other fees will

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $141.0 and $279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and $734.8 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2008 and 2007.

2008	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	144.2	$	381.7	$	383.5	$	909.4
Mortgage and other asset-backed securities		65.3		188.5		598.3		852.1
Total unrealized capital losses	$	209.5	$	570.2	$	981.8	$	1,761.5
Fair value	$	2,999.6	$	3,446.7	$	2,964.2	$	9,410.5

2007	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	18.8	$	62.3	$	48.8	$	129.9
Mortgage and other asset-backed securities		30.1		69.0		58.2		157.3
Total unrealized capital losses	$	48.9	$	131.3	$	107.0	$	287.2
Fair value	$	2,256.2	$	2,217.7	$	3,612.1	$	8,086.0

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company's fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company's investments in commercial mortgage-backed securities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	283.2	233	36.3	113	24.4	67
Foreign	108.9	94	19.1	54	4.2	10
Residential mortgage-backed	349.3	194	7.1	30	16.6	76
Other asset-backed	245.6	64	10.5	21	7.0	1
Equity securities	55.1	17	-	-	0.1	3
Limited partnerships	6.6	6	3.0	1	-	-
Mortgage loans on real estate	3.8	1	-	-	-	-
Total	$ 1,052.5	609	$ 76.0	219	$ 58.7	161

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31, 2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	204.5	180	31.6	102	24.4	67
Foreign	81.3	78	19.1	54	4.2	10
Residential mortgage-backed	291.8	128	2.6	2	0.6	1
Other asset-backed	239.1	43	6.3	16	7.0	1
Total	$ 816.7	429	$ 59.6	174	$ 42.6	83

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ 1,020.6	$ 895.5	$ 969.0
Equity securities, available-for-sale	(13.2)	38.5	10.5
Mortgage loans on real estate	116.0	118.5	93.6
Real estate	9.0	-	-
Policy loans	14.2	14.1	13.2
Short-term investments and cash equivalents	4.5	2.2	2.4
Other	12.7	88.3	44.5
Gross investment income	1,163.8	1,157.1	1,133.2
Less: investment expenses	80.1	102.4	103.5
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (990.8)	$ (50.3)	$ (67.0)
Equity securities, available-for-sale	(81.0)	6.4	9.3
Derivatives	(187.0)	(123.0)	(3.9)
Other	(18.7)	(2.6)	-
Less: allocation to experience-rated contracts	624.4	141.9	(64.6)
Net realized capital (loss) gains	$ (653.1)	$ (27.6)	$ 3.0
After-tax net realized capital (loss) gains	$ (424.5)	$ (17.9)	$ 2.0

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Proceeds on sales	$ 12,649.0	$ 5,738.8	$ 6,481.2
Gross gains	120.0	66.4	109.0
Gross losses	(234.4)	(101.2)	110.9

3.   **Financial Instruments**

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

▪ Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
▪ Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

a)   Quoted prices for similar assets or liabilities in active markets;
b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
c)   Inputs other than quoted market prices that are observable; and
d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Other investments (primarily derivatives)	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	-	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,998.9	$ 16,319.6	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Other liabilities (primarily derivatives)	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

> *With a fixed maturity*: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

> *Without a fixed maturity*: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 14,477.6	$ 14,477.6	$ 14,250.4	$ 14,250.4
Equity securities, available-for-sale	240.3	240.3	446.4	446.4
Mortgage loans on real estate	2,107.8	2,027.9	2,089.4	2,099.3
Policy loans	267.8	267.8	273.4	273.4
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	729.3	622.9	622.9
Other investments	749.1	749.1	670.9	670.9
Assets held in separate accounts	35,927.7	35,927.7	48,091.2	48,091.2
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,529.4	1,610.6	1,251.1	1,308.7
Without a fixed maturity	15,611.8	17,237.9	13,421.9	13,379.1
Derivatives	544.1	544.1	200.3	200.3

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

	Fixed Maturities	Derivatives	Product Guarantees
Balance at January 1, 2008	$ 1,737.6	$ -	$ (76.4)
Capital gains (losses):			
Net realized capital gains (losses)	(72.6)[1]	(29.3)	(139.6)[3]
Net unrealized capital (losses) gains[2]	71.8	-	-
Total net realized and unrealized capital losses	(0.8)	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	21.5	(4.0)
Transfer in (out) of Level 3	726.5	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	7,207.2	7,680.0	$ (232.0)	$ (111.6)
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	199.5	224.5	(18.6)	(45.3)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	341.1	335.9	(58.9)	(8.8)
Forwards				
Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).	263.0	-	3.3	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2008	2007	2008	2007
Swaptions				
Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	2,521.5	542.3	$ 5.1	$ 0.2
Futures				
Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	580.6	-	(7.8)	-
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.				
Within securities	N/A*	N/A*	123.7	40.8
Within annuity products	N/A*	N/A*	180.0	78.1

* N/A - not applicable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Credit Default Swaps

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company's collateral positions are tracked by the International Swaps and Derivatives Associations, Inc. ("ISDA"). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

Embedded Derivative in Credit-Linked Note

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

Variable Interest Entities

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships. Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	511.4
Deferrals of commissions and expenses		136.0
Amortization:		
Amortization		(62.1)
Interest accrued at 6% to 7%		37.5
Net amortization included in the Consolidated Statements of Operations		(24.6)
Change in unrealized capital gains (losses) on available-for-sale securities		(0.2)
Balance at December 31, 2006		622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of SOP 05-1		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008	$	865.5

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7, $59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	1,291.7
Deferrals of commissions and expenses		46.2
Amortization:		
Amortization		(82.4)
Interest accrued at 5% to 7%		85.7
Net amortization included in the Consolidated Statements of Operations		3.3
Change in unrealized capital gains (losses) on available-for-sale securities		(1.0)
Balance at December 31, 2006		1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of SOP 05-1		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008	$	1,832.5

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7, $73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits. The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

5.   Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent. During 2007 and 2006, ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively. As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008. The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31, 2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30, 2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

6. Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

7. Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007	2006
Current tax expense (benefit):			
Federal	$ (121.8)	$ 28.6	$ 23.3
State	(18.1)	(9.0)	20.0
Total current tax (benefit) expense	(139.9)	19.6	43.3
Deferred tax expense:			
Federal	31.6	36.4	79.4
Total deferred tax expense	31.6	36.4	79.4
Total income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
(Loss) income before income taxes	$ (1,138.5)	$ 274.4	$ 424.5
Tax rate	35.0%	35.0%	35.0%
Income tax (benefit) expense at federal statutory rate	(398.5)	96.0	148.6
Tax effect of:			
Dividend received deduction	(15.5)	(26.2)	(36.5)
IRS audit settlement	(10.1)	-	-
State audit settlement	(12.6)	(21.8)	-
State tax expense	1.3	-	13.0
Tax valuation allowance	333.0	-	-
Other	(5.9)	8.0	(2.4)
Income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

	2008	2007
Deferred tax assets:		
Insurance reserves	$ 217.2	$ 216.6
Net unrealized capital loss	503.8	8.5
Unrealized losses allocable to experience-rated contracts	-	5.7
Investments	294.7	6.7
Postemployment benefits	67.4	65.5
Compensation	42.5	37.7
Other	3.9	32.9
Total gross assets before valuation allowance	1,129.5	373.6
Less: valuation allowance	(333.0)	(6.4)
Assets, net of valuation allowance	796.5	367.2
Deferred tax liabilities:		
Value of business acquired	(653.3)	(438.5)
Deferred policy acquisition costs	(244.3)	(204.6)
Total gross liabilities	(897.6)	(643.1)
Net deferred income tax asset (liability)	$ (101.1)	$ (275.9)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance at January 1	$ 47.4	$ 68.0
Additions for tax positions related to current year	2.4	2.9
Additions for tax positions related to prior years	2.2	-
Reductions for tax positions related to prior years	(20.7)	(23.5)
Reductions for settlements with taxing authorities	(9.2)	-
Balance at December 31	$ 22.1	$ 47.4

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively. The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

Tax Regulatory Matters

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $14.0, $17.2, and $23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008 and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	**2007**
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 85.6	$ 97.7
Interest cost	5.2	5.4
Benefits paid	(11.6)	(9.3)
Post service cost-unrecognized	0.2	-
Actuarial gain (loss) on obligation	15.5	(8.2)
Projected benefit obligation, December 31	$ 94.9	$ 85.6
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Consolidated Balance Sheets consist of:

	2008	**2007**
Accrued benefit cost	$ (94.9)	$ (85.6)
Intangible assets	-	-
Accumulated other comprehensive income	20.0	4.9
Net amount recognized	$ (74.9)	$ (80.7)

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2008	**2007**
Discount rate at end of period	6.50%	6.50%
Rate of compensation increase	4.00%	4.20%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2008, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by FAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2008	2007	2006
Discount rate	6.50%	5.90%	6.00%
Rate of increase in compensation levels	4.00%	4.20%	4.00%

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Interest cost	$ 5.2	$ 5.4	$ 5.5
Net actuarial loss recognized in the year	-	0.7	2.0
Unrecognized past service cost recognized in the year	-	-	0.2
The effect of any curtailment or settlement	0.5	0.4	0.4
Net periodic benefit cost	$ 5.7	$ 6.5	$ 8.1

Cash Flows

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and 2006, respectively.

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

9. **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $58.4, $60.5, and $62.2, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were collected in the amount of $622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

Investment Advisory and Other Fees

During 2006, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2008, 2007, and 2006, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

10.   Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

11.   Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

	2008	2007
Claims recoverable from reinsurers	$ 2,506.6	$ 2,595.2
Payable for reinsurance premiums	(0.9)	(0.9)
Reinsured amounts due to reinsurer	(0.4)	(5.9)
Reserve credits	-	0.1
Other	0.3	5.9
Total	$ 2,505.6	$ 2,594.4

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Deposits ceded under reinsurance	$ 174.4	$ 188.5	$ 199.0
Premiums ceded under reinsurance	0.3	0.4	0.5
Reinsurance recoveries	309.0	419.7	359.0

12. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014. However, all operating leases were terminated or consolidated by ING AIH during the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of December 31, 2008, the Company's expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

Cash Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13.   Restructuring Charges

2008 CitiStreet Integration

During the third quarter, integration initiatives related to the acquisition of CitiStreet by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

Restructuring reserve at inception	$	-
Restructuring charges:		
Employee severance and termination benefits	11.2	[1]
Future rent on non-cancelable leases	1.5	[2]
Total restructuring charges	12.7	
Other charges	-	
Intercompany charges and payments	(2.5)	[3]
Payments applied against reserve	(1.9)	[4]
Restructuring reserve at December 31, 2008	$	8.3

[1]   Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2]   Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

[3]   Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4]   Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14.   **Accumulated Other Comprehensive Income (Loss)**

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

	2008	2007	2006
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (1,315.5)	$ (64.5)	$ (44.6)
Equity securities, available-for-sale	(7.4)	6.3	18.1
DAC/VOBA adjustment on available-for-sale securities	650.9	7.8	3.9
Sales inducements adjustment on available-for-sale securities	2.4	0.2	0.1
Premium deficiency reserve adjustment	-	-	(37.5)
Other investments	(0.3)	(0.7)	0.8
Less: allocation to experience-rated contracts	-	(16.4)	(52.4)
Unrealized capital gains (losses), before tax	(669.9)	(34.5)	(6.8)
Deferred income tax asset (liability)	205.8	12.1	2.4
Asset valuation allowance	-	(6.4)	-
Net unrealized capital gains (losses)	(464.1)	(28.8)	(4.4)
Pension liability, net of tax	(18.0)	(5.0)	(9.6)
Accumulated other comprehensive (loss) income	$ (482.1)	$ (33.8)	$ (14.0)

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves.   At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (1,251.0)	$ (19.9)	$ (26.6)
Equity securities, available-for-sale	(13.7)	(11.8)	14.9
DAC/VOBA adjustment on available-for-sale securities	643.1	3.9	(1.2)
Sales inducements adjustment on available-for-sale securities	2.2	0.1	-
Premium deficiency reserve adjustment	-	37.5	(13.9)
Other investments	0.4	(1.5)	(0.4)
Less: allocation to experience-rated contracts	16.4	36.0	(3.8)
Unrealized capital gains (losses), before tax	(635.4)	(27.7)	(23.4)
Deferred income tax asset (liability)	193.7	9.7	12.7
Net change in unrealized capital gains (losses)	$ (441.7)	$ (18.0)	$ (10.7)

	2008	2007	2006
Net unrealized capital holding gains (losses) arising during the year[1]	$ (1,192.0)	$ (66.9)	$ (43.6)
Less: reclassification adjustment for gains (losses) and other items included in Net (loss) income[2]	(750.3)	(48.9)	(32.9)
Net change in unrealized capital gains (losses) on securities	$ (441.7)	$ (18.0)	$ (10.7)

[1] Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended December 31, 2008, 2007, and 2006, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

15.   Changes to Prior Years Presentation

Consolidated Statements of Operations Presentational Changes

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts. As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

	Previously Reported		Reclassification	Adjusted
2007				
Fee income	$	789.3	$ (19.4)	$ 769.9
Net realized capital gains (losses)		(8.2)	(19.4)	(27.6)
Other income		0.9	19.4	20.3
Total revenue		2,451.9	(19.4)	2,432.5
Interest credited and other benefits to contractowners		822.2	(19.4)	802.8
Total benefits and expenses		2,177.5	(19.4)	2,158.1

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2008		First (Restated)*		Second		Third		Fourth
Total revenue	$	560.4	$	538.4	$	469.3	$	166.1
Income (loss) before income taxes		(98.4)		25.1		(391.3)		(673.9)
Income tax expense (benefit)		(53.8)		1.9		(25.1)		(31.3)
Net income	$	(44.6)	$	23.2	$	(366.2)	$	(642.6)

2007		First		Second		Third		Fourth
Total revenue	$	579.1	$	594.9	$	601.4	$	657.1
Income (loss) before income taxes		100.7		115.8		85.8		(27.9)
Income tax expense (benefit)		28.5		33.6		22.3		(28.4)
Net income	$	72.2	$	82.2	$	63.5	$	0.5

*The Company has restated its previously issued unaudited interim financial statements for the three months ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year ended December 31, 2008
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2008

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2008, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Federated Insurance Series:
   Federated American Leaders Fund II - Primary Shares
   Federated Capital Income Fund II
   Federated Equity Income Fund II
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares
   Federated International Equity Fund II
   Federated Mid Cap Growth Strategies Fund II
   Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING GET Fund:
   ING GET Fund - Series U
   ING GET Fund - Series V
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Portfolio
   ING BlackRock Large Cap Growth Portfolio - Institutional Class
   ING Evergreen Health Sciences Portfolio - Service Class
   ING Evergreen Omega Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class
   ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
   ING Franklin Income Portfolio - Service Class
   ING Franklin Mutual Shares Portfolio - Service Class
   ING Global Real Estate Portfolio - Institutional Class
   ING Global Real Estate Portfolio - Service Class
   ING Global Resources Portfolio - Service Class
   ING Janus Contrarian Portfolio - Service Class

ING Investors Trust (continued):
   ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
   ING JPMorgan Emerging Markets Equity Portfolio - Service Class
   ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
   ING JPMorgan Small Cap Core Equity Portfolio - Service Class
   ING JPMorgan Value Opportunities Portfolio - Institutional Class
   ING JPMorgan Value Opportunities Portfolio - Service Class
   ING Julius Baer Foreign Portfolio - Service Class
   ING Legg Mason Value Portfolio - Institutional Class
   ING Legg Mason Value Portfolio - Service Class
   ING LifeStyle Aggressive Growth Portfolio - Service Class
   ING LifeStyle Growth Portfolio - Service Class
   ING LifeStyle Moderate Growth Portfolio - Service Class
   ING LifeStyle Moderate Portfolio - Service Class
   ING Lord Abbett Affiliated Portfolio - Institutional Class
   ING Lord Abbett Affiliated Portfolio - Service Class
   ING Marsico Growth Portfolio - Service Class
   ING Marsico International Opportunities Portfolio - Service Class
   ING MFS Total Return Portfolio - Institutional Class
   ING MFS Total Return Portfolio - Service Class
   ING MFS Utilities Portfolio - Service Class
   ING Mid Cap Growth Portfolio - Service Class
   ING Oppenheimer Main Street Portfolio® - Institutional Class
   ING Oppenheimer Main Street Portfolio® - Service Class
   ING PIMCO High Yield Portfolio - Service Class
   ING Pioneer Equity Income Portfolio - Institutional Class
   ING Pioneer Fund Portfolio - Institutional Class
   ING Pioneer Mid Cap Value Portfolio - Institutional Class
   ING Pioneer Mid Cap Value Portfolio - Service Class
   ING T. Rowe Price Capital Appreciation Portfolio - Service Class
   ING T. Rowe Price Equity Income Portfolio - Service Class
   ING Templeton Global Growth Portfolio - Service Class
   ING UBS U.S. Allocation Portfolio - Service Class
   ING Van Kampen Capital Growth Portfolio - Institutional Class
   ING Van Kampen Growth and Income Portfolio - Service Class
   ING Van Kampen Large Cap Growth Portfolio - Institutional Class
   ING Van Kampen Real Estate Portfolio - Service Class

ING Investors Trust (continued):
- ING VP Index Plus International Equity Portfolio - Institutional Class
- ING VP Index Plus International Equity Portfolio - Service Class
- ING Wells Fargo Disciplined Value Portfolio - Service Class
- ING Wells Fargo Small Cap Disciplined Portfolio - Service Class

ING Partners, Inc.:
- ING American Century Large Company Value Portfolio - Service Class
- ING American Century Small-Mid Cap Value Portfolio - Service Class
- ING Baron Asset Portfolio - Service Class
- ING Baron Small Cap Growth Portfolio - Service Class
- ING Columbia Small Cap Value II Portfolio - Service Class
- ING Davis New York Venture Portfolio - Service Class
- ING JPMorgan International Portfolio - Initial Class
- ING JPMorgan Mid Cap Value Portfolio - Service Class
- ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
- ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
- ING Neuberger Berman Partners Portfolio - Initial Class
- ING Neuberger Berman Partners Portfolio - Service Class
- ING Neuberger Berman Regency Portfolio - Service Class
- ING OpCap Balanced Value Portfolio - Service Class
- ING Oppenheimer Global Portfolio - Initial Class
- ING Oppenheimer Strategic Income Portfolio - Initial Class
- ING Oppenheimer Strategic Income Portfolio - Service Class
- ING PIMCO Total Return Portfolio - Service Class
- ING Pioneer High Yield Portfolio - Initial Class
- ING Solution 2015 Portfolio - Service Class
- ING Solution 2025 Portfolio - Service Class
- ING Solution 2035 Portfolio - Service Class
- ING Solution 2045 Portfolio - Service Class
- ING Solution Income Portfolio - Service Class
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
- ING T. Rowe Price Growth Equity Portfolio - Initial Class
- ING Templeton Foreign Equity Portfolio - Initial Class
- ING Templeton Foreign Equity Portfolio - Service Class
- ING Thornburg Value Portfolio - Initial Class
- ING UBS U.S. Large Cap Equity Portfolio - Initial Class
- ING UBS U.S. Small Cap Growth Portfolio - Service Class
- ING Van Kampen Comstock Portfolio - Service Class
- ING Van Kampen Equity and Income Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
- ING VP Strategic Allocation Conservative Portfolio - Class I
- ING VP Strategic Allocation Growth Portfolio - Class I
- ING VP Strategic Allocation Moderate Portfolio - Class I

ING Variable Funds:
- ING VP Growth and Income Portfolio - Class I

ING Variable Insurance Trust:
- ING GET U.S. Core Portfolio - Series 1
- ING GET U.S. Core Portfolio - Series 2
- ING GET U.S. Core Portfolio - Series 3
- ING GET U.S. Core Portfolio - Series 4
- ING GET U.S. Core Portfolio - Series 5
- ING GET U.S. Core Portfolio - Series 6
- ING GET U.S. Core Portfolio - Series 7
- ING GET U.S. Core Portfolio - Series 8

ING Variable Insurance Trust (continued):
- ING GET U.S. Core Portfolio - Series 9
- ING GET U.S. Core Portfolio - Series 10
- ING GET U.S. Core Portfolio - Series 11
- ING GET U.S. Core Portfolio - Series 12
- ING GET U.S. Core Portfolio - Series 13
- ING GET U.S. Core Portfolio - Series 14

ING Variable Portfolios, Inc.:
- ING BlackRock Global Science and Technology Portfolio - Class I
- ING International Index Portfolio - Class I
- ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
- ING Opportunistic Large Cap Growth Portfolio - Class I
- ING Opportunistic Large Cap Value Portfolio - Class I
- ING Opportunistic Large Cap Value Portfolio - Class S
- ING Russell™ Large Cap Index Portfolio - Class I
- ING Russell™ Mid Cap Index Portfolio - Class I
- ING Russell™ Small Cap Index Portfolio - Class I
- ING VP Index Plus LargeCap Portfolio - Class I
- ING VP Index Plus MidCap Portfolio - Class I
- ING VP Index Plus SmallCap Portfolio - Class I
- ING VP Small Company Portfolio - Class I

ING Variable Products Trust:
- ING VP Financial Services Portfolio - Class I
- ING VP High Yield Bond Portfolio - Class I
- ING VP International Value Portfolio - Class I
- ING VP MidCap Opportunities Portfolio - Class I
- ING VP MidCap Opportunities Portfolio - Class S
- ING VP Real Estate Portfolio - Class I
- ING VP SmallCap Opportunities Portfolio - Class I
- ING VP SmallCap Opportunities Portfolio - Class S

ING VP Balanced Portfolio, Inc.:
- ING VP Balanced Portfolio - Class I

ING VP Intermediate Bond Portfolio:
- ING VP Intermediate Bond Portfolio - Class I

ING VP Money Market Portfolio:
- ING VP Money Market Portfolio - Class I

Janus Aspen Series:
- Janus Aspen Series Balanced Portfolio - Institutional Shares
- Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
- Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares
- Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
- Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares

Lord Abbett Series Fund, Inc.:
- Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC

Oppenheimer Variable Account Funds:
- Oppenheimer Global Securities/VA
- Oppenheimer Main Street Fund®/VA
- Oppenheimer Main Street Small Cap Fund®/VA
- Oppenheimer Mid Cap Fund/VA

PIMCO Variable Insurance Trust:
- PIMCO Real Return Portfolio - Administrative Class

Pioneer Variable Contracts Trust:
- Pioneer Emerging Markets VCT Portfolio - Class I
- Pioneer High Yield VCT Portfolio - Class I

Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2008, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 12, 2009

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares	Federated Capital Income Fund II
Assets					
Investments in mutual funds					
at fair value	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Total assets	523	1,084	1,172	8,770	1,491
Net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Net assets					
Accumulation units	$ 470	$ 829	$ 1,172	$ 8,746	$ 1,485
Contracts in payout (annuitization)					
period	53	255	-	24	6
Total net assets	$ 523	$ 1,084	$ 1,172	$ 8,770	$ 1,491
Total number of shares	30,979	54,871	939,251	1,077,446	205,590
Cost of shares	$ 802	$ 1,454	$ 1,722	$ 17,065	$ 1,806

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Assets					
Investments in mutual funds					
at fair value	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Total assets	2,394	1,916	3,488	1,384	2,540
Net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Net assets					
Accumulation units	$ 2,329	$ 1,916	$ 3,461	$ 1,373	$ 2,540
Contracts in payout (annuitization)					
period	65	-	27	11	-
Total net assets	$ 2,394	$ 1,916	$ 3,488	$ 1,384	$ 2,540
Total number of shares	219,797	167,297	693,477	136,985	199,351
Cost of shares	$ 2,698	$ 1,872	$ 5,140	$ 1,715	$ 3,864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Total assets	1,747	61,149	7,951	69	4,584
Net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Net assets					
Accumulation units	$ 1,747	$ 61,149	$ 7,951	$ -	$ 4,584
Contracts in payout (annuitization) period	-	-	-	69	-
Total net assets	$ 1,747	$ 61,149	$ 7,951	$ 69	$ 4,584
Total number of shares	1,746,537	4,639,512	337,914	17,513	376,673
Cost of shares	$ 1,747	$ 109,716	$ 11,518	$ 106	$ 8,246

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Total assets	109,547	21,722	876	2,729	64
Net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Net assets					
Accumulation units	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 109,547	$ 21,722	$ 876	$ 2,729	$ 64
Total number of shares	7,118,051	218,996	73,980	258,659	8,671
Cost of shares	$ 191,205	$ 26,020	$ 941	$ 4,523	$ 135

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Total assets	12,540	11,419	13,434	21,426	666
Net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Net assets					
Accumulation units	$ 11,113	$ 9,867	$ 11,947	$ 19,777	$ 666
Contracts in payout (annuitization) period	1,427	1,552	1,487	1,649	-
Total net assets	$ 12,540	$ 11,419	$ 13,434	$ 21,426	$ 666
Total number of shares	343,938	438,854	960,283	3,207,530	77,732
Cost of shares	$ 20,825	$ 17,647	$ 20,695	$ 38,760	$ 889

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Evergreen Omega Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Total assets	6,965	13,578	815	3,482	1,885
Net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Net assets					
Accumulation units	$ 6,302	$ 12,340	$ 815	$ 3,482	$ 1,885
Contracts in payout (annuitization)					
period	663	1,238	-	-	-
Total net assets	$ 6,965	$ 13,578	$ 815	$ 3,482	$ 1,885
Total number of shares	850,381	1,584,421	95,372	456,959	328,998
Cost of shares	$ 9,094	$ 22,238	$ 1,261	$ 5,046	$ 2,978

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Global Real Estate Portfolio - Institutional Class		ING Global Real Estate Portfolio - Service Class		ING Global Resources Portfolio - Service Class		ING Janus Contrarian Portfolio - Service Class		ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	
Assets										
Investments in mutual funds at fair value	$	1,087	$	902	$	6,198	$	139	$	3,328
Total assets		1,087		902		6,198		139		3,328
Net assets	$	1,087	$	902	$	6,198	$	139	$	3,328
Net assets										
Accumulation units	$	1,087	$	902	$	6,198	$	139	$	3,328
Contracts in payout (annuitization) period		-		-		-		-		-
Total net assets	$	1,087	$	902	$	6,198	$	139	$	3,328
Total number of shares		152,612		127,230		475,704		17,748		276,430
Cost of shares	$	1,536	$	1,671	$	11,464	$	186	$	6,560

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Total assets	4,184	1,919	102	10,576	1,426
Net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Net assets					
Accumulation units	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 4,184	$ 1,919	$ 102	$ 10,576	$ 1,426
Total number of shares	348,378	226,596	12,093	1,780,401	238,489
Cost of shares	$ 7,454	$ 3,056	$ 155	$ 18,401	$ 2,518

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Julius Baer Foreign Portfolio - Service Class		ING Legg Mason Value Portfolio - Institutional Class		ING Legg Mason Value Portfolio - Service Class		ING LifeStyle Aggressive Growth Portfolio - Service Class		ING LifeStyle Growth Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	7,156	$	7,015	$	162	$	1,068	$	4,777
Total assets		7,156		7,015		162		1,068		4,777
Net assets	$	7,156	$	7,015	$	162	$	1,068	$	4,777
Net assets										
Accumulation units	$	7,156	$	6,370	$	162	$	1,068	$	4,777
Contracts in payout (annuitization)										
period		-		645		-		-		-
Total net assets	$	7,156	$	7,015	$	162	$	1,068	$	4,777
Total number of shares		767,012		2,057,231		47,741		148,749		600,905
Cost of shares	$	12,444	$	17,285	$	413	$	1,871	$	7,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Total assets	6,997	7,314	4,020	458	1,285
Net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Net assets					
Accumulation units	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 6,997	$ 7,314	$ 4,020	$ 458	$ 1,285
Total number of shares	845,080	830,231	615,631	69,681	114,337
Cost of shares	$ 10,473	$ 9,900	$ 7,038	$ 778	$ 2,009

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448
Total assets	5,138	48,840	1,153	2,161	1,448
Net assets	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448
Net assets					
Accumulation units	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,242
Contracts in payout (annuitization)					
period	-	-	-	-	206
Total net assets	$ 5,138	$ 48,840	$ 1,153	$ 2,161	$ 1,448
Total number of shares	670,771	4,114,600	96,914	227,262	119,642
Cost of shares	$ 9,849	$ 70,844	$ 1,682	$ 3,669	$ 2,238

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Total assets	112	1,748	3,765	10,140	2,428
Net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Net assets					
Accumulation units	$ 112	$ 1,748	$ 3,765	$ 8,260	$ 2,428
Contracts in payout (annuitization)					
period	-	-	-	1,880	-
Total net assets	$ 112	$ 1,748	$ 3,765	$ 10,140	$ 2,428
Total number of shares	9,192	248,974	611,192	1,280,366	319,922
Cost of shares	$ 173	$ 2,416	$ 5,654	$ 14,671	$ 3,791

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Total assets	700	7,963	4,389	438	23,558
Net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Net assets					
Accumulation units	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,182
Contracts in payout (annuitization) period	-	-	-	-	376
Total net assets	$ 700	$ 7,963	$ 4,389	$ 438	$ 23,558
Total number of shares	92,376	516,386	518,744	53,220	3,394,578
Cost of shares	$ 1,089	$ 12,358	$ 6,974	$ 770	$ 45,026

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Total assets	835	1,064	9,835	600	123
Net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Net assets					
Accumulation units	$ 835	$ 1,064	$ 8,714	$ 600	$ 123
Contracts in payout (annuitization)					
period	-	-	1,121	-	-
Total net assets	$ 835	$ 1,064	$ 9,835	$ 600	$ 123
Total number of shares	52,873	75,584	1,906,069	116,442	19,712
Cost of shares	$ 1,316	$ 1,877	$ 21,564	$ 1,291	$ 195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Total assets	170	1,200	266	2,765	761
Net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Net assets					
Accumulation units	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 170	$ 1,200	$ 266	$ 2,765	$ 761
Total number of shares	36,366	163,500	37,923	249,580	111,588
Cost of shares	$ 189	$ 1,715	$ 405	$ 4,304	$ 1,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Total assets	2,118	1,530	16,298	14,045	226
Net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Net assets					
Accumulation units	$ 2,118	$ 1,530	$ 15,638	$ 11,670	$ 226
Contracts in payout (annuitization) period	-	-	660	2,375	-
Total net assets	$ 2,118	$ 1,530	$ 16,298	$ 14,045	$ 226
Total number of shares	173,918	164,714	554,927	2,548,944	41,285
Cost of shares	$ 3,323	$ 2,467	$ 18,882	$ 26,582	$ 264

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Total assets	76,622	44,027	16	9,940	12,668
Net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Net assets					
Accumulation units	$ 74,064	$ 41,558	$ -	$ 9,940	$ 11,380
Contracts in payout (annuitization) period	2,558	2,469	16	-	1,288
Total net assets	$ 76,622	$ 44,027	$ 16	$ 9,940	$ 12,668
Total number of shares	8,438,524	4,913,729	1,735	902,822	1,945,996
Cost of shares	$ 108,429	$ 51,326	$ 19	$ 10,077	$ 17,565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Total assets	2,423	1,467	1,196	764	1,349
Net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Net assets					
Accumulation units	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 2,423	$ 1,467	$ 1,196	$ 764	$ 1,349
Total number of shares	277,838	180,002	149,158	96,167	143,980
Cost of shares	$ 3,217	$ 2,079	$ 1,768	$ 1,073	$ 1,563

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Total assets	32,650	25,211	18,241	13,421	15,297
Net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Net assets					
Accumulation units	$ 32,650	$ 22,010	$ 16,993	$ 11,621	$ 15,297
Contracts in payout (annuitization)					
period	-	3,201	1,248	1,800	-
Total net assets	$ 32,650	$ 25,211	$ 18,241	$ 13,421	$ 15,297
Total number of shares	7,097,747	771,464	2,317,820	658,542	2,467,276
Cost of shares	$ 55,311	$ 35,506	$ 29,435	$ 17,056	$ 20,559

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Total assets	1,370	67,293	8,278	8,438	9,608
Net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Net assets					
Accumulation units	$ 1,370	$ 67,293	$ 6,242	$ 6,430	$ 7,269
Contracts in payout (annuitization) period	-	-	2,036	2,008	2,339
Total net assets	$ 1,370	$ 67,293	$ 8,278	$ 8,438	$ 9,608
Total number of shares	192,434	2,613,313	905,707	932,377	1,055,859
Cost of shares	$ 2,256	$ 88,758	$ 11,421	$ 12,777	$ 14,564

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Assets					
Investments in mutual funds at fair value	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445
Total assets	186,679	16,807	2,543	1,685	22,445
Net assets	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445
Net assets					
Accumulation units	$ 141,206	$ 16,807	$ 2,543	$ 1,685	$ 22,445
Contracts in payout (annuitization) period	45,473	-	-	-	-
Total net assets	$ 186,679	$ 16,807	$ 2,543	$ 1,685	$ 22,445
Total number of shares	12,354,647	1,771,032	302,422	213,348	2,754,030
Cost of shares	$ 237,330	$ 17,638	$ 2,977	$ 2,058	$ 26,891

The accompanying notes are an integral part of these financial statements.

24

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Assets					
Investments in mutual funds at fair value	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Total assets	12,593	10,922	8,130	6,522	8,130
Net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Net assets					
Accumulation units	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 12,593	$ 10,922	$ 8,130	$ 6,522	$ 8,130
Total number of shares	1,572,115	1,370,359	1,025,235	783,855	987,852
Cost of shares	$ 15,103	$ 13,262	$ 9,817	$ 7,603	$ 9,411

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Total assets	20,401	19,436	21,091	3,743	211
Net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Net assets					
Accumulation units	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 20,401	$ 19,436	$ 21,091	$ 3,743	$ 211
Total number of shares	2,553,318	1,943,575	2,016,332	1,141,276	32,871
Cost of shares	$ 24,272	$ 19,674	$ 20,564	$ 5,675	$ 315

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Total assets	96	7,963	4,682	285	641
Net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Net assets					
Accumulation units	$ 96	$ 6,902	$ 4,682	$ 285	$ 641
Contracts in payout (annuitization) period	-	1,061	-	-	-
Total net assets	$ 96	$ 7,963	$ 4,682	$ 285	$ 641
Total number of shares	9,520	1,144,145	541,295	33,219	88,894
Cost of shares	$ 92	$ 9,875	$ 6,856	$ 451	$ 653

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Total assets	29	35	79,909	7,814	3,465
Net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Net assets					
Accumulation units	$ 29	$ 35	$ 62,222	$ 7,814	$ 3,465
Contracts in payout (annuitization) period	-	-	17,687	-	-
Total net assets	$ 29	$ 35	$ 79,909	$ 7,814	$ 3,465
Total number of shares	4,411	4,562	7,654,109	786,096	368,191
Cost of shares	$ 42	$ 45	$ 117,772	$ 13,494	$ 5,919

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP Small Company Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Total assets	27,869	3,607	498	2,720	522
Net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Net assets					
Accumulation units	$ 24,019	$ 3,607	$ 498	$ 2,720	$ 522
Contracts in payout (annuitization) period	3,850	-	-	-	-
Total net assets	$ 27,869	$ 3,607	$ 498	$ 2,720	$ 522
Total number of shares	2,381,962	532,770	77,869	432,475	42,569
Cost of shares	$ 45,187	$ 6,662	$ 698	$ 2,844	$ 640

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Total assets	1,876	81,353	100,529	207,378	16
Net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Net assets					
Accumulation units	$ 1,876	$ 58,301	$ 91,590	$ 196,878	$ 16
Contracts in payout (annuitization) period	-	23,052	8,939	10,500	-
Total net assets	$ 1,876	$ 81,353	$ 100,529	$ 207,378	$ 16
Total number of shares	155,661	8,861,996	9,073,007	207,377,659	684
Cost of shares	$ 2,798	$ 111,675	$ 117,716	$ 207,378	$ 18

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Assets					
Investments in mutual funds at fair value	$ 3	$ 5	$ 1	$ 2	$ 2,000
Total assets	3	5	1	2	2,000
Net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000
Net assets					
Accumulation units	$ 3	$ 5	$ 1	$ 2	$ 2,000
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 3	$ 5	$ 1	$ 2	$ 2,000
Total number of shares	223	347	63	91	190,286
Cost of shares	$ 3	$ 7	$ 2	$ 3	$ 3,752

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 47	$ 255	$ 382	$ 37	$ 5,888
Total assets	47	255	382	37	5,888
Net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888
Net assets					
Accumulation units	$ 47	$ -	$ 382	$ -	$ 5,888
Contracts in payout (annuitization) period	-	255	-	37	-
Total net assets	$ 47	$ 255	$ 382	$ 37	$ 5,888
Total number of shares	2,318	17,495	35,848	1,344	522,923
Cost of shares	$ 77	$ 409	$ 636	$ 67	$ 6,601

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2008
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International	Wanger Select	Wanger USA
Assets					
Investments in mutual funds at fair value	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Total assets	1,033	308	406	1,732	231
Net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Net assets					
Accumulation units	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 1,033	$ 308	$ 406	$ 1,732	$ 231
Total number of shares	65,239	47,733	19,633	124,865	11,968
Cost of shares	$ 2,330	$ 493	$ 573	$ 3,386	$ 394

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares	Federated Capital Income Fund II
Net investment income (loss)					
Income:					
Dividends	$ -	$ 31	$ 39	$ 253	$ 125
Total investment income	-	31	39	253	125
Expenses:					
Mortality and expense risk and other charges	6	14	17	182	28
Total expenses	6	14	17	182	28
Net investment income (loss)	(6)	17	22	71	97
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10)	86	8	(2,513)	163
Capital gains distributions	-	-	22	3,909	-
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	1,396	163
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(6,707)	(698)
Net realized and unrealized gain (loss) on investments	(386)	(514)	(568)	(5,311)	(535)
Net increase (decrease) in net assets resulting from operations	$ (392)	$ (497)	$ (546)	$ (5,240)	$ (438)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II
Net investment income (loss)					
Income:					
Dividends	$ 138	$ 101	$ 478	$ 16	$ -
Total investment income	138	101	478	16	-
Expenses:					
Mortality and expense risk and other charges	50	28	66	34	62
Total expenses	50	28	66	34	62
Net investment income (loss)	88	73	412	(18)	(62)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	61	(9)	(59)	111	(358)
Capital gains distributions	-	-	-	-	1,296
Total realized gain (loss) on investments and capital gains distributions	61	(9)	(59)	111	938
Net unrealized appreciation (depreciation) of investments	(1,429)	(10)	(1,681)	(1,453)	(3,095)
Net realized and unrealized gain (loss) on investments	(1,368)	(19)	(1,740)	(1,342)	(2,157)
Net increase (decrease) in net assets resulting from operations	$ (1,280)	$ 54	$ (1,328)	$ (1,360)	$ (2,219)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 49	$ 2,266	$ 101	$ 8	$ 178
Total investment income	49	2,266	101	8	178
Expenses:					
Mortality and expense risk and					
other charges	28	1,259	115	1	69
Total expenses	28	1,259	115	1	69
Net investment income (loss)	21	1,007	(14)	7	109
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	1,460	317	(1)	(362)
Capital gains distributions	-	115	-	-	934
Total realized gain (loss) on investments					
and capital gains distributions	-	1,575	317	(1)	572
Net unrealized appreciation					
(depreciation) of investments	-	(56,060)	(7,918)	(30)	(4,850)
Net realized and unrealized gain (loss)					
on investments	-	(54,485)	(7,601)	(31)	(4,278)
Net increase (decrease) in net assets					
resulting from operations	$ 21	$ (53,478)	$ (7,615)	$ (24)	$ (4,169)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series U
Net investment income (loss)					
Income:					
Dividends	$ 1,601	$ 649	$ 41	$ 46	$ 411
Total investment income	1,601	649	41	46	411
Expenses:					
Mortality and expense risk and other charges	2,096	439	14	32	64
Total expenses	2,096	439	14	32	64
Net investment income (loss)	(495)	210	27	14	347
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5,172	689	(5)	(16)	(2,157)
Capital gains distributions	5,455	361	1	316	1,163
Total realized gain (loss) on investments and capital gains distributions	10,627	1,050	(4)	300	(994)
Net unrealized appreciation (depreciation) of investments	(103,575)	(15,330)	(69)	(1,705)	(117)
Net realized and unrealized gain (loss) on investments	(92,948)	(14,280)	(73)	(1,405)	(1,111)
Net increase (decrease) in net assets resulting from operations	$ (93,443)	$ (14,070)	$ (46)	$ (1,391)	$ (764)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth- Income Portfolio	ING American Funds International Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 456	$ -	$ 162	$ 251	$ 381
Total investment income	456	-	162	251	381
Expenses:					
Mortality and expense risk and other charges	221	1	266	228	275
Total expenses	221	1	266	228	275
Net investment income (loss)	235	(1)	(104)	23	106
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	352	(28)	(89)	(160)	(197)
Capital gains distributions	-	25	1,529	693	1,230
Total realized gain (loss) on investments and capital gains distributions	352	(3)	1,440	533	1,033
Net unrealized appreciation (depreciation) of investments	(849)	(70)	(12,672)	(8,829)	(12,561)
Net realized and unrealized gain (loss) on investments	(497)	(73)	(11,232)	(8,296)	(11,528)
Net increase (decrease) in net assets resulting from operations	$ (262)	$ (74)	$ (11,336)	$ (8,273)	$ (11,422)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 64	$ 1	$ 48	$ 242	$ 8
Total investment income	64	1	48	242	8
Expenses:					
Mortality and expense risk and other charges	393	6	121	270	10
Total expenses	393	6	121	270	10
Net investment income (loss)	(329)	(5)	(73)	(28)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,417)	(110)	(6)	(1,281)	(127)
Capital gains distributions	3,685	33	1,085	1,546	92
Total realized gain (loss) on investments and capital gains distributions	1,268	(77)	1,079	265	(35)
Net unrealized appreciation (depreciation) of investments	(16,599)	(238)	(3,981)	(10,098)	(546)
Net realized and unrealized gain (loss) on investments	(15,331)	(315)	(2,902)	(9,833)	(581)
Net increase (decrease) in net assets resulting from operations	$ (15,660)	$ (320)	$ (2,975)	$ (9,861)	$ (583)

The accompanying notes are an integral part of these financial statements.

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 160	$ 83	$ -	$ -	$ 185
Total investment income	160	83	-	-	185
Expenses:					
Mortality and expense risk and					
other charges	71	36	3	21	112
Total expenses	71	36	3	21	112
Net investment income (loss)	89	47	(3)	(21)	73
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(245)	(166)	(49)	(488)	(493)
Capital gains distributions	40	4	-	-	1,883
Total realized gain (loss) on investments					
and capital gains distributions	(205)	(162)	(49)	(488)	1,390
Net unrealized appreciation					
(depreciation) of investments	(1,616)	(1,162)	(449)	(385)	(6,547)
Net realized and unrealized gain (loss)					
on investments	(1,821)	(1,324)	(498)	(873)	(5,157)
Net increase (decrease) in net assets					
resulting from operations	$ (1,732)	$ (1,277)	$ (501)	$ (894)	$ (5,084)

The accompanying notes are an integral part of these financial statements.

	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 160	$ 183	$ 22	$ 1
Total investment income	1	160	183	22	1
Expenses:					
Mortality and expense risk and other charges	1	94	64	36	1
Total expenses	1	94	64	36	1
Net investment income (loss)	-	66	119	(14)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(105)	(10)	371	(162)	(15)
Capital gains distributions	28	361	451	262	11
Total realized gain (loss) on investments and capital gains distributions	(77)	351	822	100	(4)
Net unrealized appreciation (depreciation) of investments	(47)	(4,720)	(5,878)	(1,062)	(40)
Net realized and unrealized gain (loss) on investments	(124)	(4,369)	(5,056)	(962)	(44)
Net increase (decrease) in net assets resulting from operations	$ (124)	$ (4,303)	$ (4,937)	$ (976)	$ (44)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 634	$ 64	$ -	$ 38	$ -
Total investment income	634	64	-	38	-
Expenses:					
Mortality and expense risk and					
other charges	222	29	112	166	2
Total expenses	222	29	112	166	2
Net investment income (loss)	412	35	(112)	(128)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,210)	(71)	(257)	(1,849)	(67)
Capital gains distributions	2,020	239	1,216	3,151	78
Total realized gain (loss) on investments					
and capital gains distributions	810	168	959	1,302	11
Net unrealized appreciation					
(depreciation) of investments	(9,990)	(1,247)	(7,252)	(11,479)	(237)
Net realized and unrealized gain (loss)					
on investments	(9,180)	(1,079)	(6,293)	(10,177)	(226)
Net increase (decrease) in net assets					
resulting from operations	$ (8,768)	$ (1,044)	$ (6,405)	$ (10,305)	$ (228)

The accompanying notes are an integral part of these financial statements.

	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 27	$ 104	$ 202	$ 182	$ 178
Total investment income	27	104	202	182	178
Expenses:					
Mortality and expense risk and					
other charges	20	81	139	131	46
Total expenses	20	81	139	131	46
Net investment income (loss)	7	23	63	51	132
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(185)	(104)	(319)	(299)	(201)
Capital gains distributions	162	358	491	325	776
Total realized gain (loss) on investments					
and capital gains distributions	(23)	254	172	26	575
Net unrealized appreciation					
(depreciation) of investments	(766)	(3,134)	(4,070)	(3,025)	(3,148)
Net realized and unrealized gain (loss)					
on investments	(789)	(2,880)	(3,898)	(2,999)	(2,573)
Net increase (decrease) in net assets					
resulting from operations	$ (782)	$ (2,857)	$ (3,835)	$ (2,948)	$ (2,441)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 17	$ 10	$ 97	$ 4,198	$ 85
Total investment income	17	10	97	4,198	85
Expenses:					
Mortality and expense risk and					
other charges	9	18	116	894	12
Total expenses	9	18	116	894	12
Net investment income (loss)	8	(8)	(19)	3,304	73
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(67)	(75)	(431)	(4,389)	(68)
Capital gains distributions	104	-	1,006	6,658	143
Total realized gain (loss) on investments					
and capital gains distributions	37	(75)	575	2,269	75
Net unrealized appreciation					
(depreciation) of investments	(351)	(847)	(6,683)	(23,157)	(498)
Net realized and unrealized gain (loss)					
on investments	(314)	(922)	(6,108)	(20,888)	(423)
Net increase (decrease) in net assets					
resulting from operations	$ (306)	$ (930)	$ (6,127)	$ (17,584)	$ (350)

The accompanying notes are an integral part of these financial statements.

	ING MFS Utilities Portfolio - Service Class	ING Mid Cap Growth Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 102	$ -	$ 67	$ 4	$ 193
Total investment income	102	-	67	4	193
Expenses:					
Mortality and expense risk and other charges	28	1	30	1	28
Total expenses	28	1	30	1	28
Net investment income (loss)	74	(1)	37	3	165
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(310)	(18)	(85)	(1)	(157)
Capital gains distributions	399	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	89	(18)	(85)	(1)	(156)
Net unrealized appreciation (depreciation) of investments	(1,701)	3	(939)	(62)	(580)
Net realized and unrealized gain (loss) on investments	(1,612)	(15)	(1,024)	(63)	(736)
Net increase (decrease) in net assets resulting from operations	$ (1,538)	$ (16)	$ (987)	$ (60)	$ (571)

The accompanying notes are an integral part of these financial statements.

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 143	$ 516	$ 64	$ 15	$ 399
Total investment income	143	516	64	15	399
Expenses:					
Mortality and expense risk and other charges	46	200	25	12	80
Total expenses	46	200	25	12	80
Net investment income (loss)	97	316	39	3	319
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(196)	588	(134)	(175)	(275)
Capital gains distributions	-	608	181	58	865
Total realized gain (loss) on investments and capital gains distributions	(196)	1,196	47	(117)	590
Net unrealized appreciation (depreciation) of investments	(1,671)	(7,916)	(1,278)	(284)	(3,970)
Net realized and unrealized gain (loss) on investments	(1,867)	(6,720)	(1,231)	(401)	(3,380)
Net increase (decrease) in net assets resulting from operations	$ (1,770)	$ (6,404)	$ (1,192)	$ (398)	$ (3,061)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 247	$ 9	$ 150	$ 40	$ 39
Total investment income	247	9	150	40	39
Expenses:					
Mortality and expense risk and					
other charges	59	12	21	339	9
Total expenses	59	12	21	339	9
Net investment income (loss)	188	(3)	129	(299)	30
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(456)	(155)	(952)	(1,990)	(42)
Capital gains distributions	488	36	615	1,136	83
Total realized gain (loss) on investments and capital gains distributions	32	(119)	(337)	(854)	41
Net unrealized appreciation (depreciation) of investments	(2,867)	(297)	(128)	(21,468)	(458)
Net realized and unrealized gain (loss) on investments	(2,835)	(416)	(465)	(22,322)	(417)
Net increase (decrease) in net assets resulting from operations	$ (2,647)	$ (419)	$ (336)	$ (22,621)	$ (387)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 283	$ 19	$ 1,132	$ 55	$ 11
Total investment income	283	19	1,132	55	11
Expenses:					
Mortality and expense risk and					
other charges	213	13	215	8	3
Total expenses	213	13	215	8	3
Net investment income (loss)	70	6	917	47	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3,050)	(882)	(3,863)	(136)	(86)
Capital gains distributions	1,817	292	5,025	261	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,233)	(590)	1,162	125	(86)
Net unrealized appreciation					
(depreciation) of investments	(2,223)	(283)	(11,378)	(666)	30
Net realized and unrealized gain (loss)					
on investments	(3,456)	(873)	(10,216)	(541)	(56)
Net increase (decrease) in net assets					
resulting from operations	$ (3,386)	$ (867)	$ (9,299)	$ (494)	$ (48)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 27	$ 9	$ -	$ -
Total investment income	2	27	9	-	-
Expenses:					
Mortality and expense risk and					
other charges	3	2	10	5	39
Total expenses	3	2	10	5	39
Net investment income (loss)	(1)	25	(1)	(5)	(39)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(58)	(214)	(51)	(256)	(133)
Capital gains distributions	26	78	138	10	135
Total realized gain (loss) on investments					
and capital gains distributions	(32)	(136)	87	(246)	2
Net unrealized appreciation					
(depreciation) of investments	(50)	4	(403)	(140)	(2,082)
Net realized and unrealized gain (loss)					
on investments	(82)	(132)	(316)	(386)	(2,080)
Net increase (decrease) in net assets					
resulting from operations	$ (83)	$ (107)	$ (317)	$ (391)	$ (2,119)

The accompanying notes are an integral part of these financial statements.

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 21	$ 1,035	$ 43	$ -
Total investment income	1	21	1,035	43	-
Expenses:					
Mortality and expense risk and other charges	14	32	125	20	321
Total expenses	14	32	125	20	321
Net investment income (loss)	(13)	(11)	910	23	(321)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(38)	(82)	(12,350)	(32)	1,691
Capital gains distributions	9	31	17,447	197	-
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	5,097	165	1,691
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(7,404)	(1,009)	(13,101)
Net realized and unrealized gain (loss) on investments	(513)	(1,383)	(2,307)	(844)	(11,410)
Net increase (decrease) in net assets resulting from operations	$ (526)	$ (1,394)	$ (1,397)	$ (821)	$ (11,731)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 180	$ 68	$ -	$ -	$ 36
Total investment income	180	68	-	-	36
Expenses:					
Mortality and expense risk and other charges	49	356	1	-	6
Total expenses	49	356	1	-	6
Net investment income (loss)	131	(288)	(1)	-	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(214)	(865)	(33)	(15)	(477)
Capital gains distributions	378	-	-	-	164
Total realized gain (loss) on investments and capital gains distributions	164	(865)	(33)	(15)	(313)
Net unrealized appreciation (depreciation) of investments	(127)	(15,646)	(39)	11	23
Net realized and unrealized gain (loss) on investments	37	(16,511)	(72)	(4)	(290)
Net increase (decrease) in net assets resulting from operations	$ 168	$ (16,799)	$ (73)	$ (4)	$ (260)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2,679	$ 3,021	$ 1	$ 419	$ 492
Total investment income	2,679	3,021	1	419	492
Expenses:					
Mortality and expense risk and other charges	1,412	738	-	80	59
Total expenses	1,412	738	-	80	59
Net investment income (loss)	1,267	2,283	1	339	433
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,671	815	-	84	(460)
Capital gains distributions	9,258	202	-	134	7
Total realized gain (loss) on investments and capital gains distributions	11,929	1,017	-	218	(453)
Net unrealized appreciation (depreciation) of investments	(71,805)	(13,035)	(4)	(649)	(4,889)
Net realized and unrealized gain (loss) on investments	(59,876)	(12,018)	(4)	(431)	(5,342)
Net increase (decrease) in net assets resulting from operations	$ (58,609)	$ (9,735)	$ (3)	$ (92)	$ (4,909)

The accompanying notes are an integral part of these financial statements.

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 46	$ 21	$ 19	$ 11	$ 20
Total investment income	46	21	19	11	20
Expenses:					
Mortality and expense risk and other charges	20	15	13	9	10
Total expenses	20	15	13	9	10
Net investment income (loss)	26	6	6	2	10
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	54	(77)	(81)	(253)	(9)
Capital gains distributions	59	47	48	33	20
Total realized gain (loss) on investments and capital gains distributions	113	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(908)	(680)	(626)	(308)	(241)
Net realized and unrealized gain (loss) on investments	(795)	(710)	(659)	(528)	(230)
Net increase (decrease) in net assets resulting from operations	$ (769)	$ (704)	$ (653)	$ (526)	$ (220)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 232	$ 529	$ 602	$ -	$ 106
Total investment income	232	529	602	-	106
Expenses:					
Mortality and expense risk and other charges	624	513	208	5	240
Total expenses	624	513	208	5	240
Net investment income (loss)	(392)	16	394	(5)	(134)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	213	1,201	(1,809)	(26)	1,095
Capital gains distributions	8,215	3,035	-	-	-
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)	1,095
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)	(11,027)
Net realized and unrealized gain (loss) on investments	(26,748)	(20,904)	(13,003)	(71)	(9,932)
Net increase (decrease) in net assets resulting from operations	$ (27,140)	$ (20,888)	$ (12,609)	$ (76)	$ (10,066)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 550	$ -	$ 73	$ 4,479	$ 477
Total investment income	550	-	73	4,479	477
Expenses:					
Mortality and expense risk and other charges	296	-	16	1,100	144
Total expenses	296	-	16	1,100	144
Net investment income (loss)	254	-	57	3,379	333
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	661	(7)	(53)	(36)	(301)
Capital gains distributions	-	-	114	4,939	942
Total realized gain (loss) on investments and capital gains distributions	661	(7)	61	4,903	641
Net unrealized appreciation (depreciation) of investments	(12,137)	4	(955)	(32,701)	(3,955)
Net realized and unrealized gain (loss) on investments	(11,476)	(3)	(894)	(27,798)	(3,314)
Net increase (decrease) in net assets resulting from operations	$ (11,222)	$ (3)	$ (837)	$ (24,419)	$ (2,981)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2
Net investment income (loss)					
Income:					
Dividends	$ 269	$ 418	$ 3,880	$ 502	$ 240
Total investment income	269	418	3,880	502	240
Expenses:					
Mortality and expense risk and other charges	133	173	2,933	177	95
Total expenses	133	173	2,933	177	95
Net investment income (loss)	136	245	947	325	145
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(175)	(439)	4,363	(1,752)	(688)
Capital gains distributions	1,530	1,634	-	1,207	390
Total realized gain (loss) on investments and capital gains distributions	1,355	1,195	4,363	(545)	(298)
Net unrealized appreciation (depreciation) of investments	(6,271)	(6,295)	(129,666)	(475)	(219)
Net realized and unrealized gain (loss) on investments	(4,916)	(5,100)	(125,303)	(1,020)	(517)
Net increase (decrease) in net assets resulting from operations	$ (4,780)	$ (4,855)	$ (124,356)	$ (695)	$ (372)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 3	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 434	$ 93	$ 34	$ 504	$ 319
Total investment income	434	93	34	504	319
Expenses:					
Mortality and expense risk and other charges	370	60	34	447	272
Total expenses	370	60	34	447	272
Net investment income (loss)	64	33	-	57	47
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(7)	(91)	(127)	(702)	(691)
Capital gains distributions	1,002	422	395	4,268	3,092
Total realized gain (loss) on investments and capital gains distributions	995	331	268	3,566	2,401
Net unrealized appreciation (depreciation) of investments	(2,136)	(623)	(479)	(5,913)	(3,677)
Net realized and unrealized gain (loss) on investments	(1,141)	(292)	(211)	(2,347)	(1,276)
Net increase (decrease) in net assets resulting from operations	$ (1,077)	$ (259)	$ (211)	$ (2,290)	$ (1,229)

The accompanying notes are an integral part of these financial statements.

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net investment income (loss)					
Income:					
Dividends	$ 248	$ 208	$ 218	$ 222	$ 506
Total investment income	248	208	218	222	506
Expenses:					
Mortality and expense risk and other charges	212	160	139	152	510
Total expenses	212	160	139	152	510
Net investment income (loss)	36	48	79	70	(4)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(340)	(270)	(347)	(328)	(1,946)
Capital gains distributions	2,387	1,949	1,525	1,733	7,008
Total realized gain (loss) on investments and capital gains distributions	2,047	1,679	1,178	1,405	5,062
Net unrealized appreciation (depreciation) of investments	(3,239)	(2,484)	(1,796)	(1,698)	(8,028)
Net realized and unrealized gain (loss) on investments	(1,192)	(805)	(618)	(293)	(2,966)
Net increase (decrease) in net assets resulting from operations	$ (1,156)	$ (757)	$ (539)	$ (223)	$ (2,970)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 581	$ 440	$ -	$ 4	$ 1
Total investment income	581	440	-	4	1
Expenses:					
Mortality and expense risk and other charges	527	455	68	1	-
Total expenses	527	455	68	1	-
Net investment income (loss)	54	(15)	(68)	3	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(378)	33	148	-	1
Capital gains distributions	1,767	127	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,389	160	148	-	1
Net unrealized appreciation (depreciation) of investments	(1,590)	(20)	(3,138)	(104)	4
Net realized and unrealized gain (loss) on investments	(201)	140	(2,990)	(104)	5
Net increase (decrease) in net assets resulting from operations	$ (147)	$ 125	$ (3,058)	$ (101)	$ 6

The accompanying notes are an integral part of these financial statements.

Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 98	$ 141	$ 9	$ 7	$ -
Total investment income	98	141	9	7	-
Expenses:					
Mortality and expense risk and					
other charges	143	82	6	-	-
Total expenses	143	82	6	-	-
Net investment income (loss)	(45)	59	3	7	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	663	179	(44)	(6)	(5)
Capital gains distributions	-	1,107	88	-	-
Total realized gain (loss) on investments					
and capital gains distributions	663	1,286	44	(6)	(5)
Net unrealized appreciation					
(depreciation) of investments	(7,666)	(4,318)	(266)	(12)	(13)
Net realized and unrealized gain (loss)					
on investments	(7,003)	(3,032)	(222)	(18)	(18)
Net increase (decrease) in net assets					
resulting from operations	$ (7,048)	$ (2,973)	$ (219)	$ (11)	$ (18)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Small Company Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 2,695	$ 161	$ 46	$ 447
Total investment income	-	2,695	161	46	447
Expenses:					
Mortality and expense risk and other charges	-	1,507	94	40	497
Total expenses	-	1,507	94	40	497
Net investment income (loss)	-	1,188	67	6	(50)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(6)	9,179	(169)	(200)	(1,819)
Capital gains distributions	-	9,470	1,513	313	5,656
Total realized gain (loss) on investments and capital gains distributions	(6)	18,649	1,344	113	3,837
Net unrealized appreciation (depreciation) of investments	(10)	(74,251)	(6,555)	(2,004)	(18,242)
Net realized and unrealized gain (loss) on investments	(16)	(55,602)	(5,211)	(1,891)	(14,405)
Net increase (decrease) in net assets resulting from operations	$ (16)	$ (54,414)	$ (5,144)	$ (1,885)	$ (14,455)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ 12	$ 1,252	$ 133	$ -	$ -
Total investment income	12	1,252	133	-	-
Expenses:					
Mortality and expense risk and other charges	4	192	42	6	58
Total expenses	4	192	42	6	58
Net investment income (loss)	8	1,060	91	(6)	(58)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(309)	(3,297)	(372)	(14)	782
Capital gains distributions	49	-	716	-	-
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,297)	344	(14)	782
Net unrealized appreciation (depreciation) of investments	97	1,092	(2,981)	(312)	(2,722)
Net realized and unrealized gain (loss) on investments	(163)	(2,205)	(2,637)	(326)	(1,940)
Net increase (decrease) in net assets resulting from operations	$ (155)	$ (1,145)	$ (2,546)	$ (332)	$ (1,998)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 26	$ -	$ -	$ 4,243	$ 6,055
Total investment income	26	-	-	4,243	6,055
Expenses:					
Mortality and expense risk and					
other charges	8	3	39	1,375	1,229
Total expenses	8	3	39	1,375	1,229
Net investment income (loss)	18	(3)	(39)	2,868	4,826
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(623)	(83)	91	(1,420)	(2,946)
Capital gains distributions	262	63	516	10,974	2,670
Total realized gain (loss) on investments					
and capital gains distributions	(361)	(20)	607	9,554	(276)
Net unrealized appreciation					
(depreciation) of investments	389	(128)	(1,789)	(49,597)	(15,079)
Net realized and unrealized gain (loss)					
on investments	28	(148)	(1,182)	(40,043)	(15,355)
Net increase (decrease) in net assets					
resulting from operations	$ 46	$ (151)	$ (1,221)	$ (37,175)	$ (10,529)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 10,799	$ -	$ -	$ -	$ -
Total investment income	10,799	-	-	-	-
Expenses:					
Mortality and expense risk and other charges	2,569	-	-	-	-
Total expenses	2,569	-	-	-	-
Net investment income (loss)	8,230	-	-	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	411	1	-	-	1
Capital gains distributions	-	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	411	2	-	-	1
Net unrealized appreciation (depreciation) of investments	(5,671)	(5)	-	(4)	(3)
Net realized and unrealized gain (loss) on investments	(5,260)	(3)	-	(4)	(2)
Net increase (decrease) in net assets resulting from operations	$ 2,970	$ (3)	$ -	$ (4)	$ (2)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ 36	$ 1	$ 6	$ 3
Total investment income	-	36	1	6	3
Expenses:					
Mortality and expense risk and other charges	-	28	-	4	4
Total expenses	-	28	-	4	4
Net investment income (loss)	-	8	1	2	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(354)	-	(6)	(19)
Capital gains distributions	-	119	5	25	29
Total realized gain (loss) on investments and capital gains distributions	-	(235)	5	19	10
Net unrealized appreciation (depreciation) of investments	(2)	(1,270)	(37)	(191)	(245)
Net realized and unrealized gain (loss) on investments	(2)	(1,505)	(32)	(172)	(235)
Net increase (decrease) in net assets resulting from operations	$ (2)	$ (1,497)	$ (31)	$ (170)	$ (236)

The accompanying notes are an integral part of these financial statements.

	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Wanger International
Net investment income (loss)					
Income:					
Dividends	$ -	$ 231	$ 10	$ 70	$ 9
Total investment income	-	231	10	70	9
Expenses:					
Mortality and expense risk and other charges	1	55	20	8	7
Total expenses	1	55	20	8	7
Net investment income (loss)	(1)	176	(10)	62	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(20)	(9)	(714)	(209)	(402)
Capital gains distributions	-	9	407	9	131
Total realized gain (loss) on investments and capital gains distributions	(20)	-	(307)	(200)	(271)
Net unrealized appreciation (depreciation) of investments	(28)	(764)	(1,479)	(169)	(185)
Net realized and unrealized gain (loss) on investments	(48)	(764)	(1,786)	(369)	(456)
Net increase (decrease) in net assets resulting from operations	$ (49)	$ (588)	$ (1,796)	$ (307)	$ (454)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
December 31, 2008
(Dollars in thousands)

	Wanger Select	Wanger USA
Net investment income (loss)		
Income:		
Dividends	$ -	$ -
Total investment income	-	-
Expenses:		
Mortality and expense risk and		
other charges	26	3
Total expenses	26	3
Net investment income (loss)	(26)	(3)
Realized and unrealized gain (loss)		
on investments		
Net realized gain (loss) on investments	(293)	(59)
Capital gains distributions	104	37
Total realized gain (loss) on investments		
and capital gains distributions	(189)	(22)
Net unrealized appreciation		
(depreciation) of investments	(1,660)	(142)
Net realized and unrealized gain (loss)		
on investments	(1,849)	(164)
Net increase (decrease) in net assets		
resulting from operations	$ (1,875)	$ (167)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares	Calvert Social Balanced Portfolio	Federated American Leaders Fund II - Primary Shares
Net assets at January 1, 2007	$ 1,077	$ 1,623	$ 2,101	$ 24,783
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	3	21	25
Total realized gain (loss) on investments and capital gains distributions	73	83	248	2,447
Net unrealized appreciation (depreciation) of investments	58	29	(231)	(4,673)
Net increase (decrease) in net assets from operations	122	115	38	(2,201)
Changes from principal transactions:				
Total unit transactions	(270)	(246)	(373)	(5,138)
Increase (decrease) in assets derived from principal transactions	(270)	(246)	(373)	(5,138)
Total increase (decrease)	(148)	(131)	(335)	(7,339)
Net assets at December 31, 2007	929	1,492	1,766	17,444
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	17	22	71
Total realized gain (loss) on investments and capital gains distributions	(10)	86	30	1,396
Net unrealized appreciation (depreciation) of investments	(376)	(600)	(598)	(6,707)
Net increase (decrease) in net assets from operations	(392)	(497)	(546)	(5,240)
Changes from principal transactions:				
Total unit transactions	(14)	89	(48)	(3,434)
Increase (decrease) in assets derived from principal transactions	(14)	89	(48)	(3,434)
Total increase (decrease)	(406)	(408)	(594)	(8,674)
Net assets at December 31, 2008	$ 523	$ 1,084	$ 1,172	$ 8,770

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Federated Capital Income Fund II	Federated Equity Income Fund II	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2007	$ 3,039	$ 6,196	$ 2,385	$ 6,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	87	68	416
Total realized gain (loss) on investments and capital gains distributions	9	253	(15)	118
Net unrealized appreciation (depreciation) of investments	(39)	(270)	48	(400)
Net increase (decrease) in net assets from operations	77	70	101	134
Changes from principal transactions:				
Total unit transactions	(579)	(1,577)	(361)	(1,075)
Increase (decrease) in assets derived from principal transactions	(579)	(1,577)	(361)	(1,075)
Total increase (decrease)	(502)	(1,507)	(260)	(941)
Net assets at December 31, 2007	2,537	4,689	2,125	5,582
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	88	73	412
Total realized gain (loss) on investments and capital gains distributions	163	61	(9)	(59)
Net unrealized appreciation (depreciation) of investments	(698)	(1,429)	(10)	(1,681)
Net increase (decrease) in net assets from operations	(438)	(1,280)	54	(1,328)
Changes from principal transactions:				
Total unit transactions	(608)	(1,015)	(263)	(766)
Increase (decrease) in assets derived from principal transactions	(608)	(1,015)	(263)	(766)
Total increase (decrease)	(1,046)	(2,295)	(209)	(2,094)
Net assets at December 31, 2008	$ 1,491	$ 2,394	$ 1,916	$ 3,488

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Federated International Equity Fund II	Federated Mid Cap Growth Strategies Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2007	$ 3,845	$ 6,433	$ 2,102	$ 187,746
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(46)	(92)	70	601
Total realized gain (loss) on investments and capital gains distributions	178	32	-	25,838
Net unrealized appreciation (depreciation) of investments	169	1,067	-	(24,034)
Net increase (decrease) in net assets from operations	301	1,007	70	2,405
Changes from principal transactions:				
Total unit transactions	(597)	(1,326)	(257)	(45,976)
Increase (decrease) in assets derived from principal transactions	(597)	(1,326)	(257)	(45,976)
Total increase (decrease)	(296)	(319)	(187)	(43,571)
Net assets at December 31, 2007	3,549	6,114	1,915	144,175
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(18)	(62)	21	1,007
Total realized gain (loss) on investments and capital gains distributions	111	938	-	1,575
Net unrealized appreciation (depreciation) of investments	(1,453)	(3,095)	-	(56,060)
Net increase (decrease) in net assets from operations	(1,360)	(2,219)	21	(53,478)
Changes from principal transactions:				
Total unit transactions	(805)	(1,355)	(189)	(29,548)
Increase (decrease) in assets derived from principal transactions	(805)	(1,355)	(189)	(29,548)
Total increase (decrease)	(2,165)	(3,574)	(168)	(83,026)
Net assets at December 31, 2008	$ 1,384	$ 2,540	$ 1,747	$ 61,149

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2007	$ 14,214	$ 223	$ 8,523	$ 267,443
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	8	225	(900)
Total realized gain (loss) on investments and capital gains distributions	625	2	1,493	86,953
Net unrealized appreciation (depreciation) of investments	2,724	(6)	(353)	(47,847)
Net increase (decrease) in net assets from operations	3,338	4	1,365	38,206
Changes from principal transactions:				
Total unit transactions	(597)	(124)	288	(63,726)
Increase (decrease) in assets derived from principal transactions	(597)	(124)	288	(63,726)
Total increase (decrease)	2,741	(120)	1,653	(25,520)
Net assets at December 31, 2007	16,955	103	10,176	241,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(14)	7	109	(495)
Total realized gain (loss) on investments and capital gains distributions	317	(1)	572	10,627
Net unrealized appreciation (depreciation) of investments	(7,918)	(30)	(4,850)	(103,575)
Net increase (decrease) in net assets from operations	(7,615)	(24)	(4,169)	(93,443)
Changes from principal transactions:				
Total unit transactions	(1,389)	(10)	(1,423)	(38,933)
Increase (decrease) in assets derived from principal transactions	(1,389)	(10)	(1,423)	(38,933)
Total increase (decrease)	(9,004)	(34)	(5,592)	(132,376)
Net assets at December 31, 2008	$ 7,951	$ 69	$ 4,584	$ 109,547

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING GET Fund - Series U
Net assets at January 1, 2007	$ 49,643	$ 1,210	$ 4,969	$ 19,637
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	995	34	(12)	69
Total realized gain (loss) on investments and capital gains distributions	2,817	(2)	658	377
Net unrealized appreciation (depreciation) of investments	(1,805)	-	(770)	(67)
Net increase (decrease) in net assets from operations	2,007	32	(124)	379
Changes from principal transactions:				
Total unit transactions	(10,262)	(163)	(582)	(3,043)
Increase (decrease) in assets derived from principal transactions	(10,262)	(163)	(582)	(3,043)
Total increase (decrease)	(8,255)	(131)	(706)	(2,664)
Net assets at December 31, 2007	41,388	1,079	4,263	16,973
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	210	27	14	347
Total realized gain (loss) on investments and capital gains distributions	1,050	(4)	300	(994)
Net unrealized appreciation (depreciation) of investments	(15,330)	(69)	(1,705)	(117)
Net increase (decrease) in net assets from operations	(14,070)	(46)	(1,391)	(764)
Changes from principal transactions:				
Total unit transactions	(5,596)	(157)	(143)	(16,209)
Increase (decrease) in assets derived from principal transactions	(5,596)	(157)	(143)	(16,209)
Total increase (decrease)	(19,666)	(203)	(1,534)	(16,973)
Net assets at December 31, 2008	$ 21,722	$ 876	$ 2,729	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET Fund - Series V	ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	ING American Funds Growth Portfolio	ING American Funds Growth-Income Portfolio
Net assets at January 1, 2007	$ 30,716	$ 577	$ 31,969	$ 30,744
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	(2)	(320)	(93)
Total realized gain (loss) on investments and capital gains distributions	119	(41)	3,198	2,572
Net unrealized appreciation (depreciation) of investments	611	55	170	(1,549)
Net increase (decrease) in net assets from operations	811	12	3,048	930
Changes from principal transactions:				
Total unit transactions	(5,796)	(406)	(6,922)	(7,123)
Increase (decrease) in assets derived from principal transactions	(5,796)	(406)	(6,922)	(7,123)
Total increase (decrease)	(4,985)	(394)	(3,874)	(6,193)
Net assets at December 31, 2007	25,731	183	28,095	24,551
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	235	(1)	(104)	23
Total realized gain (loss) on investments and capital gains distributions	352	(3)	1,440	533
Net unrealized appreciation (depreciation) of investments	(849)	(70)	(12,672)	(8,829)
Net increase (decrease) in net assets from operations	(262)	(74)	(11,336)	(8,273)
Changes from principal transactions:				
Total unit transactions	(25,469)	(45)	(4,219)	(4,859)
Increase (decrease) in assets derived from principal transactions	(25,469)	(45)	(4,219)	(4,859)
Total increase (decrease)	(25,731)	(119)	(15,555)	(13,132)
Net assets at December 31, 2008	$ -	$ 64	$ 12,540	$ 11,419

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Funds International Portfolio	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Service Class	ING Evergreen Omega Portfolio - Institutional Class
Net assets at January 1, 2007	$ 30,978	$ -	$ 562	$ 14,399
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(127)	(405)	(6)	(135)
Total realized gain (loss) on investments and capital gains distributions	4,997	12	69	829
Net unrealized appreciation (depreciation) of investments	(105)	(735)	(21)	701
Net increase (decrease) in net assets from operations	4,765	(1,128)	42	1,395
Changes from principal transactions:				
Total unit transactions	(6,290)	44,795	(48)	(3,881)
Increase (decrease) in assets derived from principal transactions	(6,290)	44,795	(48)	(3,881)
Total increase (decrease)	(1,525)	43,667	(6)	(2,486)
Net assets at December 31, 2007	29,453	43,667	556	11,913
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	106	(329)	(5)	(73)
Total realized gain (loss) on investments and capital gains distributions	1,033	1,268	(77)	1,079
Net unrealized appreciation (depreciation) of investments	(12,561)	(16,599)	(238)	(3,981)
Net increase (decrease) in net assets from operations	(11,422)	(15,660)	(320)	(2,975)
Changes from principal transactions:				
Total unit transactions	(4,597)	(6,581)	430	(1,973)
Increase (decrease) in assets derived from principal transactions	(4,597)	(6,581)	430	(1,973)
Total increase (decrease)	(16,019)	(22,241)	110	(4,948)
Net assets at December 31, 2008	$ 13,434	$ 21,426	$ 666	$ 6,965

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class	ING FMR℠ Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class
Net assets at January 1, 2007	$ 28,943	$ 1,644	$ 4,316	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(305)	(10)	(20)	(22)
Total realized gain (loss) on investments and capital gains distributions	(17)	(29)	186	(20)
Net unrealized appreciation (depreciation) of investments	3,921	202	(173)	69
Net increase (decrease) in net assets from operations	3,599	163	(7)	27
Changes from principal transactions:				
Total unit transactions	(3,799)	(551)	2,639	3,627
Increase (decrease) in assets derived from principal transactions	(3,799)	(551)	2,639	3,627
Total increase (decrease)	(200)	(388)	2,632	3,654
Net assets at December 31, 2007	28,743	1,256	6,948	3,654
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(28)	(2)	89	47
Total realized gain (loss) on investments and capital gains distributions	265	(35)	(205)	(162)
Net unrealized appreciation (depreciation) of investments	(10,098)	(546)	(1,616)	(1,162)
Net increase (decrease) in net assets from operations	(9,861)	(583)	(1,732)	(1,277)
Changes from principal transactions:				
Total unit transactions	(5,304)	142	(1,734)	(492)
Increase (decrease) in assets derived from principal transactions	(5,304)	142	(1,734)	(492)
Total increase (decrease)	(15,165)	(441)	(3,466)	(1,769)
Net assets at December 31, 2008	$ 13,578	$ 815	$ 3,482	$ 1,885

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Global Real Estate Portfolio - Institutional Class	ING Global Real Estate Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 2,017	$ 1,610	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	44	(91)	-
Total realized gain (loss) on investments and capital gains distributions	-	158	1,479	-
Net unrealized appreciation (depreciation) of investments	-	(593)	1,202	-
Net increase (decrease) in net assets from operations	-	(391)	2,590	-
Changes from principal transactions:				
Total unit transactions	-	767	6,902	-
Increase (decrease) in assets derived from principal transactions	-	767	6,902	-
Total increase (decrease)	-	376	9,492	-
Net assets at December 31, 2007	-	2,393	11,102	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	(21)	73	-
Total realized gain (loss) on investments and capital gains distributions	(49)	(488)	1,390	(77)
Net unrealized appreciation (depreciation) of investments	(449)	(385)	(6,547)	(47)
Net increase (decrease) in net assets from operations	(501)	(894)	(5,084)	(124)
Changes from principal transactions:				
Total unit transactions	1,588	(597)	180	263
Increase (decrease) in assets derived from principal transactions	1,588	(597)	180	263
Total increase (decrease)	1,087	(1,491)	(4,904)	139
Net assets at December 31, 2008	$ 1,087	$ 902	$ 6,198	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 4,487	$ 6,325	$ 6,901	$ 358
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(16)	11	(54)	(2)
Total realized gain (loss) on investments and capital gains distributions	1,416	962	788	15
Net unrealized appreciation (depreciation) of investments	741	1,571	(766)	(19)
Net increase (decrease) in net assets from operations	2,141	2,544	(32)	(6)
Changes from principal transactions:				
Total unit transactions	3,262	1,443	(2,682)	(207)
Increase (decrease) in assets derived from principal transactions	3,262	1,443	(2,682)	(207)
Total increase (decrease)	5,403	3,987	(2,714)	(213)
Net assets at December 31, 2007	9,890	10,312	4,187	145
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	119	(14)	-
Total realized gain (loss) on investments and capital gains distributions	351	822	100	(4)
Net unrealized appreciation (depreciation) of investments	(4,720)	(5,878)	(1,062)	(40)
Net increase (decrease) in net assets from operations	(4,303)	(4,937)	(976)	(44)
Changes from principal transactions:				
Total unit transactions	(2,259)	(1,191)	(1,292)	1
Increase (decrease) in assets derived from principal transactions	(2,259)	(1,191)	(1,292)	1
Total increase (decrease)	(6,562)	(6,128)	(2,268)	(43)
Net assets at December 31, 2008	$ 3,328	$ 4,184	$ 1,919	$ 102

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Service Class	ING Legg Mason Value Portfolio - Institutional Class
Net assets at January 1, 2007	$ 41,313	$ 3,543	$ 13,881	$ 31,996
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	74	(7)	(143)	(350)
Total realized gain (loss) on investments and capital gains distributions	4,592	361	2,106	1,703
Net unrealized appreciation (depreciation) of investments	(4,873)	(404)	185	(2,837)
Net increase (decrease) in net assets from operations	(207)	(50)	2,148	(1,484)
Changes from principal transactions:				
Total unit transactions	(13,412)	(596)	(285)	(9,198)
Increase (decrease) in assets derived from principal transactions	(13,412)	(596)	(285)	(9,198)
Total increase (decrease)	(13,619)	(646)	1,863	(10,682)
Net assets at December 31, 2007	27,694	2,897	15,744	21,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	412	35	(112)	(128)
Total realized gain (loss) on investments and capital gains distributions	810	168	959	1,302
Net unrealized appreciation (depreciation) of investments	(9,990)	(1,247)	(7,252)	(11,479)
Net increase (decrease) in net assets from operations	(8,768)	(1,044)	(6,405)	(10,305)
Changes from principal transactions:				
Total unit transactions	(8,350)	(427)	(2,183)	(3,994)
Increase (decrease) in assets derived from principal transactions	(8,350)	(427)	(2,183)	(3,994)
Total increase (decrease)	(17,118)	(1,471)	(8,588)	(14,299)
Net assets at December 31, 2008	$ 10,576	$ 1,426	$ 7,156	$ 7,015

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Value Portfolio - Service Class	ING LifeStyle Aggressive Growth Portfolio - Service Class	ING LifeStyle Growth Portfolio - Service Class	ING LifeStyle Moderate Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 571	$ 1,239	$ 8,785	$ 13,815
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(5)	(13)	(38)	(15)
Total realized gain (loss) on investments and capital gains distributions	24	215	610	794
Net unrealized appreciation (depreciation) of investments	(55)	(151)	(361)	(340)
Net increase (decrease) in net assets from operations	(36)	51	211	439
Changes from principal transactions:				
Total unit transactions	(101)	911	(803)	519
Increase (decrease) in assets derived from principal transactions	(101)	911	(803)	519
Total increase (decrease)	(137)	962	(592)	958
Net assets at December 31, 2007	434	2,201	8,193	14,773
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	7	23	63
Total realized gain (loss) on investments and capital gains distributions	11	(23)	254	172
Net unrealized appreciation (depreciation) of investments	(237)	(766)	(3,134)	(4,070)
Net increase (decrease) in net assets from operations	(228)	(782)	(2,857)	(3,835)
Changes from principal transactions:				
Total unit transactions	(44)	(351)	(559)	(3,941)
Increase (decrease) in assets derived from principal transactions	(44)	(351)	(559)	(3,941)
Total increase (decrease)	(272)	(1,133)	(3,416)	(7,776)
Net assets at December 31, 2008	$ 162	$ 1,068	$ 4,777	$ 6,997

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING LifeStyle Moderate Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 10,417	$ 45	$ 1,071	$ 918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	24	(25)	2	(14)
Total realized gain (loss) on investments and capital gains distributions	593	25	39	68
Net unrealized appreciation (depreciation) of investments	(217)	129	(15)	74
Net increase (decrease) in net assets from operations	400	129	26	128
Changes from principal transactions:				
Total unit transactions	1,459	6,856	(142)	1,096
Increase (decrease) in assets derived from principal transactions	1,459	6,856	(142)	1,096
Total increase (decrease)	1,859	6,985	(116)	1,224
Net assets at December 31, 2007	12,276	7,030	955	2,142
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	132	8	(8)
Total realized gain (loss) on investments and capital gains distributions	26	575	37	(75)
Net unrealized appreciation (depreciation) of investments	(3,025)	(3,148)	(351)	(847)
Net increase (decrease) in net assets from operations	(2,948)	(2,441)	(306)	(930)
Changes from principal transactions:				
Total unit transactions	(2,014)	(569)	(191)	73
Increase (decrease) in assets derived from principal transactions	(2,014)	(569)	(191)	73
Total increase (decrease)	(4,962)	(3,010)	(497)	(857)
Net assets at December 31, 2008	$ 7,314	$ 4,020	$ 458	$ 1,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class
Net assets at January 1, 2007	$ 13,618	$ 123,605	$ 1,658	$ 1,201
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	1,883	34	(3)
Total realized gain (loss) on investments and capital gains distributions	2,516	7,483	107	613
Net unrealized appreciation (depreciation) of investments	(236)	(5,657)	(86)	28
Net increase (decrease) in net assets from operations	2,256	3,709	55	638
Changes from principal transactions:				
Total unit transactions	(2,141)	(34,415)	(90)	2,257
Increase (decrease) in assets derived from principal transactions	(2,141)	(34,415)	(90)	2,257
Total increase (decrease)	115	(30,706)	(35)	2,895
Net assets at December 31, 2007	13,733	92,899	1,623	4,096
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(19)	3,304	73	74
Total realized gain (loss) on investments and capital gains distributions	575	2,269	75	89
Net unrealized appreciation (depreciation) of investments	(6,683)	(23,157)	(498)	(1,701)
Net increase (decrease) in net assets from operations	(6,127)	(17,584)	(350)	(1,538)
Changes from principal transactions:				
Total unit transactions	(2,468)	(26,475)	(120)	(397)
Increase (decrease) in assets derived from principal transactions	(2,468)	(26,475)	(120)	(397)
Total increase (decrease)	(8,595)	(44,059)	(470)	(1,935)
Net assets at December 31, 2008	$ 5,138	$ 48,840	$ 1,153	$ 2,161

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Mid Cap Growth Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Oppenheimer Main Street Portfolio® - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2007	$ 109	$ 3,092	$ 168	$ 3,918
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(7)	1	180
Total realized gain (loss) on investments and capital gains distributions	4	250	16	9
Net unrealized appreciation (depreciation) of investments	(7)	(135)	(6)	(126)
Net increase (decrease) in net assets from operations	(5)	108	11	63
Changes from principal transactions:				
Total unit transactions	70	(198)	(102)	(1,131)
Increase (decrease) in assets derived from principal transactions	70	(198)	(102)	(1,131)
Total increase (decrease)	65	(90)	(91)	(1,068)
Net assets at December 31, 2007	174	3,002	77	2,850
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	37	3	165
Total realized gain (loss) on investments and capital gains distributions	(18)	(85)	(1)	(156)
Net unrealized appreciation (depreciation) of investments	3	(939)	(62)	(580)
Net increase (decrease) in net assets from operations	(16)	(987)	(60)	(571)
Changes from principal transactions:				
Total unit transactions	(158)	(567)	95	(531)
Increase (decrease) in assets derived from principal transactions	(158)	(567)	95	(531)
Total increase (decrease)	(174)	(1,554)	35	(1,102)
Net assets at December 31, 2008	$ -	$ 1,448	$ 112	$ 1,748

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 26,316	$ 36	$ 344
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	59	(32)	(14)	(7)
Total realized gain (loss) on investments and capital gains distributions	10	2,165	2	104
Net unrealized appreciation (depreciation) of investments	(218)	(945)	(85)	(122)
Net increase (decrease) in net assets from operations	(149)	1,188	(97)	(25)
Changes from principal transactions:				
Total unit transactions	6,439	(5,692)	3,819	928
Increase (decrease) in assets derived from principal transactions	6,439	(5,692)	3,819	928
Total increase (decrease)	6,290	(4,504)	3,722	903
Net assets at December 31, 2007	6,290	21,812	3,758	1,247
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	97	316	39	3
Total realized gain (loss) on investments and capital gains distributions	(196)	1,196	47	(117)
Net unrealized appreciation (depreciation) of investments	(1,671)	(7,916)	(1,278)	(284)
Net increase (decrease) in net assets from operations	(1,770)	(6,404)	(1,192)	(398)
Changes from principal transactions:				
Total unit transactions	(755)	(5,268)	(138)	(149)
Increase (decrease) in assets derived from principal transactions	(755)	(5,268)	(138)	(149)
Total increase (decrease)	(2,525)	(11,672)	(1,330)	(547)
Net assets at December 31, 2008	$ 3,765	$ 10,140	$ 2,428	$ 700

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING UBS U.S. Allocation Portfolio - Service Class
Net assets at January 1, 2007	$ 5,804	$ 6,350	$ 692	$ 7,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	66	24	(4)	45
Total realized gain (loss) on investments and capital gains distributions	768	489	78	671
Net unrealized appreciation (depreciation) of investments	(661)	(374)	(75)	(648)
Net increase (decrease) in net assets from operations	173	139	(1)	68
Changes from principal transactions:				
Total unit transactions	3,033	873	577	(1,235)
Increase (decrease) in assets derived from principal transactions	3,033	873	577	(1,235)
Total increase (decrease)	3,206	1,012	576	(1,167)
Net assets at December 31, 2007	9,010	7,362	1,268	5,992
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	319	188	(3)	129
Total realized gain (loss) on investments and capital gains distributions	590	32	(119)	(337)
Net unrealized appreciation (depreciation) of investments	(3,970)	(2,867)	(297)	(128)
Net increase (decrease) in net assets from operations	(3,061)	(2,647)	(419)	(336)
Changes from principal transactions:				
Total unit transactions	2,014	(326)	(411)	(5,656)
Increase (decrease) in assets derived from principal transactions	2,014	(326)	(411)	(5,656)
Total increase (decrease)	(1,047)	(2,973)	(830)	(5,992)
Net assets at December 31, 2008	$ 7,963	$ 4,389	$ 438	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Capital Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING Van Kampen Real Estate Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 1,476	$ 78,216	$ 1,079
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	7	(765)	10
Total realized gain (loss) on investments and capital gains distributions	-	105	976	(87)
Net unrealized appreciation (depreciation) of investments	-	(83)	1,707	(586)
Net increase (decrease) in net assets from operations	-	29	1,918	(663)
Changes from principal transactions:				
Total unit transactions	-	(310)	(19,845)	1,088
Increase (decrease) in assets derived from principal transactions	-	(310)	(19,845)	1,088
Total increase (decrease)	-	(281)	(17,927)	425
Net assets at December 31, 2007	-	1,195	60,289	1,504
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(299)	30	70	6
Total realized gain (loss) on investments and capital gains distributions	(854)	41	(1,233)	(590)
Net unrealized appreciation (depreciation) of investments	(21,468)	(458)	(2,223)	(283)
Net increase (decrease) in net assets from operations	(22,621)	(387)	(3,386)	(867)
Changes from principal transactions:				
Total unit transactions	46,179	27	(56,903)	427
Increase (decrease) in assets derived from principal transactions	46,179	27	(56,903)	427
Total increase (decrease)	23,558	(360)	(60,289)	(440)
Net assets at December 31, 2008	$ 23,558	$ 835	$ -	$ 1,064

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Institutional Class	ING VP Index Plus International Equity Portfolio - Service Class	ING Wells Fargo Disciplined Value Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
Net assets at January 1, 2007	$ -	$ 9,676	$ 225	$ 374
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(52)	(129)	-	(5)
Total realized gain (loss) on investments and capital gains distributions	(14)	1,601	17	16
Net unrealized appreciation (depreciation) of investments	(351)	(634)	(43)	(29)
Net increase (decrease) in net assets from operations	(417)	838	(26)	(18)
Changes from principal transactions:				
Total unit transactions	25,259	(9,169)	176	(38)
Increase (decrease) in assets derived from principal transactions	25,259	(9,169)	176	(38)
Total increase (decrease)	24,842	(8,331)	150	(56)
Net assets at December 31, 2007	24,842	1,345	375	318
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	917	47	8	(1)
Total realized gain (loss) on investments and capital gains distributions	1,162	125	(86)	(32)
Net unrealized appreciation (depreciation) of investments	(11,378)	(666)	30	(50)
Net increase (decrease) in net assets from operations	(9,299)	(494)	(48)	(83)
Changes from principal transactions:				
Total unit transactions	(5,708)	(251)	(327)	(112)
Increase (decrease) in assets derived from principal transactions	(5,708)	(251)	(327)	(112)
Total increase (decrease)	(15,007)	(745)	(375)	(195)
Net assets at December 31, 2008	$ 9,835	$ 600	$ -	$ 123

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Service Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
Net assets at January 1, 2007	$ 187	$ 1,650	$ 7	$ 7,061
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(7)	(3)	(62)
Total realized gain (loss) on investments and capital gains distributions	34	242	6	591
Net unrealized appreciation (depreciation) of investments	(41)	(278)	-	(197)
Net increase (decrease) in net assets from operations	(6)	(43)	3	332
Changes from principal transactions:				
Total unit transactions	87	(208)	678	(2,160)
Increase (decrease) in assets derived from principal transactions	87	(208)	678	(2,160)
Total increase (decrease)	81	(251)	681	(1,828)
Net assets at December 31, 2007	268	1,399	688	5,233
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	25	(1)	(5)	(39)
Total realized gain (loss) on investments and capital gains distributions	(136)	87	(246)	2
Net unrealized appreciation (depreciation) of investments	4	(403)	(140)	(2,082)
Net increase (decrease) in net assets from operations	(107)	(317)	(391)	(2,119)
Changes from principal transactions:				
Total unit transactions	9	118	(31)	(349)
Increase (decrease) in assets derived from principal transactions	9	118	(31)	(349)
Total increase (decrease)	(98)	(199)	(422)	(2,468)
Net assets at December 31, 2008	$ 170	$ 1,200	$ 266	$ 2,765

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING JPMorgan International Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2007	$ 3,294	$ 2,083	$ 45,361	$ 2,766
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	(25)	364	(12)
Total realized gain (loss) on investments and capital gains distributions	235	107	6,935	242
Net unrealized appreciation (depreciation) of investments	(126)	(20)	(3,596)	(198)
Net increase (decrease) in net assets from operations	83	62	3,703	32
Changes from principal transactions:				
Total unit transactions	(1,701)	1,241	(11,159)	184
Increase (decrease) in assets derived from principal transactions	(1,701)	1,241	(11,159)	184
Total increase (decrease)	(1,618)	1,303	(7,456)	216
Net assets at December 31, 2007	1,676	3,386	37,905	2,982
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(13)	(11)	910	23
Total realized gain (loss) on investments and capital gains distributions	(29)	(51)	5,097	165
Net unrealized appreciation (depreciation) of investments	(484)	(1,332)	(7,404)	(1,009)
Net increase (decrease) in net assets from operations	(526)	(1,394)	(1,397)	(821)
Changes from principal transactions:				
Total unit transactions	(389)	126	(36,508)	(631)
Increase (decrease) in assets derived from principal transactions	(389)	126	(36,508)	(631)
Total increase (decrease)	(915)	(1,268)	(37,905)	(1,452)
Net assets at December 31, 2008	$ 761	$ 2,118	$ -	$ 1,530

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Initial Class	ING Neuberger Berman Partners Portfolio - Service Class
Net assets at January 1, 2007	$ 42,509	$ 11,549	$ 49,253	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(487)	402	(481)	-
Total realized gain (loss) on investments and capital gains distributions	3,242	106	3,194	(18)
Net unrealized appreciation (depreciation) of investments	(3,600)	134	710	1
Net increase (decrease) in net assets from operations	(845)	642	3,423	(17)
Changes from principal transactions:				
Total unit transactions	(9,332)	(1,027)	(12,643)	64
Increase (decrease) in assets derived from principal transactions	(9,332)	(1,027)	(12,643)	64
Total increase (decrease)	(10,177)	(385)	(9,220)	47
Net assets at December 31, 2007	32,332	11,164	40,033	47
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(321)	131	(288)	(1)
Total realized gain (loss) on investments and capital gains distributions	1,691	164	(865)	(33)
Net unrealized appreciation (depreciation) of investments	(13,101)	(127)	(15,646)	(39)
Net increase (decrease) in net assets from operations	(11,731)	168	(16,799)	(73)
Changes from principal transactions:				
Total unit transactions	(4,303)	(11,332)	(9,189)	252
Increase (decrease) in assets derived from principal transactions	(4,303)	(11,332)	(9,189)	252
Total increase (decrease)	(16,034)	(11,164)	(25,988)	179
Net assets at December 31, 2008	$ 16,298	$ -	$ 14,045	$ 226

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Neuberger Berman Regency Portfolio - Service Class	ING OpCap Balanced Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
Net assets at January 1, 2007	$ 370	$ 1,186	$ 190,280	$ 70,286
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	3	(297)	2,249
Total realized gain (loss) on investments and capital gains distributions	43	159	20,900	1,564
Net unrealized appreciation (depreciation) of investments	(40)	(197)	(10,554)	1,033
Net increase (decrease) in net assets from operations	-	(35)	10,049	4,846
Changes from principal transactions:				
Total unit transactions	(236)	(346)	(40,882)	(8,494)
Increase (decrease) in assets derived from principal transactions	(236)	(346)	(40,882)	(8,494)
Total increase (decrease)	(236)	(381)	(30,833)	(3,648)
Net assets at December 31, 2007	134	805	159,447	66,638
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	30	1,267	2,283
Total realized gain (loss) on investments and capital gains distributions	(15)	(313)	11,929	1,017
Net unrealized appreciation (depreciation) of investments	11	23	(71,805)	(13,035)
Net increase (decrease) in net assets from operations	(4)	(260)	(58,609)	(9,735)
Changes from principal transactions:				
Total unit transactions	(130)	(545)	(24,216)	(12,876)
Increase (decrease) in assets derived from principal transactions	(130)	(545)	(24,216)	(12,876)
Total increase (decrease)	(134)	(805)	(82,825)	(22,611)
Net assets at December 31, 2008	$ -	$ -	$ 76,622	$ 44,027

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2007	$ 1	$ 6,721	$ 21	$ 959
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	182	38	(5)
Total realized gain (loss) on investments and capital gains distributions	-	48	(36)	5
Net unrealized appreciation (depreciation) of investments	-	370	(8)	39
Net increase (decrease) in net assets from operations	1	600	(6)	39
Changes from principal transactions:				
Total unit transactions	18	706	340	454
Increase (decrease) in assets derived from principal transactions	18	706	340	454
Total increase (decrease)	19	1,306	334	493
Net assets at December 31, 2007	20	8,027	355	1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	339	433	26
Total realized gain (loss) on investments and capital gains distributions	-	218	(453)	113
Net unrealized appreciation (depreciation) of investments	(4)	(649)	(4,889)	(908)
Net increase (decrease) in net assets from operations	(3)	(92)	(4,909)	(769)
Changes from principal transactions:				
Total unit transactions	(1)	2,005	17,222	1,740
Increase (decrease) in assets derived from principal transactions	(1)	2,005	17,222	1,740
Total increase (decrease)	(4)	1,913	12,313	971
Net assets at December 31, 2008	$ 16	$ 9,940	$ 12,668	$ 2,423

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net assets at January 1, 2007	$ 853	$ 453	$ 272	$ 408
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(6)	(6)	(1)
Total realized gain (loss) on investments and capital gains distributions	23	6	39	45
Net unrealized appreciation (depreciation) of investments	7	17	(24)	2
Net increase (decrease) in net assets from operations	21	17	9	46
Changes from principal transactions:				
Total unit transactions	1,543	1,160	1,100	810
Increase (decrease) in assets derived from principal transactions	1,543	1,160	1,100	810
Total increase (decrease)	1,564	1,177	1,109	856
Net assets at December 31, 2007	2,417	1,630	1,381	1,264
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	6	6	2	10
Total realized gain (loss) on investments and capital gains distributions	(30)	(33)	(220)	11
Net unrealized appreciation (depreciation) of investments	(680)	(626)	(308)	(241)
Net increase (decrease) in net assets from operations	(704)	(653)	(526)	(220)
Changes from principal transactions:				
Total unit transactions	(246)	219	(91)	305
Increase (decrease) in assets derived from principal transactions	(246)	219	(91)	305
Total increase (decrease)	(950)	(434)	(617)	85
Net assets at December 31, 2008	$ 1,467	$ 1,196	$ 764	$ 1,349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class
Net assets at January 1, 2007	$ 78,292	$ 60,240	$ -	$ 715
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(769)	(467)	-	(3)
Total realized gain (loss) on investments and capital gains distributions	10,993	6,819	-	112
Net unrealized appreciation (depreciation) of investments	(1,426)	(1,419)	-	10
Net increase (decrease) in net assets from operations	8,798	4,933	-	119
Changes from principal transactions:				
Total unit transactions	(18,383)	(11,350)	-	704
Increase (decrease) in assets derived from principal transactions	(18,383)	(11,350)	-	704
Total increase (decrease)	(9,585)	(6,417)	-	823
Net assets at December 31, 2007	68,707	53,823	-	1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(392)	16	394	(5)
Total realized gain (loss) on investments and capital gains distributions	8,428	4,236	(1,809)	(26)
Net unrealized appreciation (depreciation) of investments	(35,176)	(25,140)	(11,194)	(45)
Net increase (decrease) in net assets from operations	(27,140)	(20,888)	(12,609)	(76)
Changes from principal transactions:				
Total unit transactions	(8,917)	(7,724)	30,850	(1,462)
Increase (decrease) in assets derived from principal transactions	(8,917)	(7,724)	30,850	(1,462)
Total increase (decrease)	(36,057)	(28,612)	18,241	(1,538)
Net assets at December 31, 2008	$ 32,650	$ 25,211	$ 18,241	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Small Cap Growth Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Service Class
Net assets at January 1, 2007	$ 28,919	$ 36,982	$ 29	$ 3,248
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(230)	(203)	(1)	10
Total realized gain (loss) on investments and capital gains distributions	3,052	2,433	8	181
Net unrealized appreciation (depreciation) of investments	(1,017)	(2,008)	(4)	(249)
Net increase (decrease) in net assets from operations	1,805	222	3	(58)
Changes from principal transactions:				
Total unit transactions	(3,290)	(6,278)	4	(622)
Increase (decrease) in assets derived from principal transactions	(3,290)	(6,278)	4	(622)
Total increase (decrease)	(1,485)	(6,056)	7	(680)
Net assets at December 31, 2007	27,434	30,926	36	2,568
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(134)	254	-	57
Total realized gain (loss) on investments and capital gains distributions	1,095	661	(7)	61
Net unrealized appreciation (depreciation) of investments	(11,027)	(12,137)	4	(955)
Net increase (decrease) in net assets from operations	(10,066)	(11,222)	(3)	(837)
Changes from principal transactions:				
Total unit transactions	(3,947)	(4,407)	(33)	(361)
Increase (decrease) in assets derived from principal transactions	(3,947)	(4,407)	(33)	(361)
Total increase (decrease)	(14,013)	(15,629)	(36)	(1,198)
Net assets at December 31, 2008	$ 13,421	$ 15,297	$ -	$ 1,370

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Conservative Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2007	$ 142,375	$ 14,115	$ 15,119	$ 20,258
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,506	283	76	183
Total realized gain (loss) on investments and capital gains distributions	8,978	871	1,685	2,044
Net unrealized appreciation (depreciation) of investments	(6,939)	(548)	(1,198)	(1,494)
Net increase (decrease) in net assets from operations	3,545	606	563	733
Changes from principal transactions:				
Total unit transactions	(32,966)	(1,609)	(1,578)	(4,691)
Increase (decrease) in assets derived from principal transactions	(32,966)	(1,609)	(1,578)	(4,691)
Total increase (decrease)	(29,421)	(1,003)	(1,015)	(3,958)
Net assets at December 31, 2007	112,954	13,112	14,104	16,300
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,379	333	136	245
Total realized gain (loss) on investments and capital gains distributions	4,903	641	1,355	1,195
Net unrealized appreciation (depreciation) of investments	(32,701)	(3,955)	(6,271)	(6,295)
Net increase (decrease) in net assets from operations	(24,419)	(2,981)	(4,780)	(4,855)
Changes from principal transactions:				
Total unit transactions	(21,242)	(1,853)	(886)	(1,837)
Increase (decrease) in assets derived from principal transactions	(21,242)	(1,853)	(886)	(1,837)
Total increase (decrease)	(45,661)	(4,834)	(5,666)	(6,692)
Net assets at December 31, 2008	$ 67,293	$ 8,278	$ 8,438	$ 9,608

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 1	ING GET U.S. Core Portfolio - Series 2	ING GET U.S. Core Portfolio - Series 3
Net assets at January 1, 2007	$ 372,591	$ 16,578	$ 9,019	$ 28,242
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	811	94	70	163
Total realized gain (loss) on investments and capital gains distributions	7,654	427	171	307
Net unrealized appreciation (depreciation) of investments	13,733	(178)	(37)	322
Net increase (decrease) in net assets from operations	22,198	343	204	792
Changes from principal transactions:				
Total unit transactions	(55,600)	(2,880)	(3,095)	(5,720)
Increase (decrease) in assets derived from principal transactions	(55,600)	(2,880)	(3,095)	(5,720)
Total increase (decrease)	(33,402)	(2,537)	(2,891)	(4,928)
Net assets at December 31, 2007	339,189	14,041	6,128	23,314
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	947	325	145	64
Total realized gain (loss) on investments and capital gains distributions	4,363	(545)	(298)	995
Net unrealized appreciation (depreciation) of investments	(129,666)	(475)	(219)	(2,136)
Net increase (decrease) in net assets from operations	(124,356)	(695)	(372)	(1,077)
Changes from principal transactions:				
Total unit transactions	(28,154)	(13,346)	(5,756)	(5,430)
Increase (decrease) in assets derived from principal transactions	(28,154)	(13,346)	(5,756)	(5,430)
Total increase (decrease)	(152,510)	(14,041)	(6,128)	(6,507)
Net assets at December 31, 2008	$ 186,679	$ -	$ -	$ 16,807

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 4	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7
Net assets at January 1, 2007	$ 5,115	$ 3,282	$ 42,523	$ 29,018
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	46	(2)	243	175
Total realized gain (loss) on investments and capital gains distributions	193	219	3,066	1,796
Net unrealized appreciation (depreciation) of investments	(151)	(184)	(2,640)	(1,475)
Net increase (decrease) in net assets from operations	88	33	669	496
Changes from principal transactions:				
Total unit transactions	(1,170)	(922)	(12,055)	(10,159)
Increase (decrease) in assets derived from principal transactions	(1,170)	(922)	(12,055)	(10,159)
Total increase (decrease)	(1,082)	(889)	(11,386)	(9,663)
Net assets at December 31, 2007	4,033	2,393	31,137	19,355
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	33	-	57	47
Total realized gain (loss) on investments and capital gains distributions	331	268	3,566	2,401
Net unrealized appreciation (depreciation) of investments	(623)	(479)	(5,913)	(3,677)
Net increase (decrease) in net assets from operations	(259)	(211)	(2,290)	(1,229)
Changes from principal transactions:				
Total unit transactions	(1,231)	(497)	(6,402)	(5,533)
Increase (decrease) in assets derived from principal transactions	(1,231)	(497)	(6,402)	(5,533)
Total increase (decrease)	(1,490)	(708)	(8,692)	(6,762)
Net assets at December 31, 2008	$ 2,543	$ 1,685	$ 22,445	$ 12,593

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net assets at January 1, 2007	$ 28,056	$ 20,035	$ 18,001	$ 18,897
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	90	132	62	265
Total realized gain (loss) on investments and capital gains distributions	2,156	1,342	1,125	836
Net unrealized appreciation (depreciation) of investments	(1,767)	(903)	(768)	(946)
Net increase (decrease) in net assets from operations	479	571	419	155
Changes from principal transactions:				
Total unit transactions	(13,295)	(8,738)	(8,470)	(7,622)
Increase (decrease) in assets derived from principal transactions	(13,295)	(8,738)	(8,470)	(7,622)
Total increase (decrease)	(12,816)	(8,167)	(8,051)	(7,467)
Net assets at December 31, 2007	15,240	11,868	9,950	11,430
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	36	48	79	70
Total realized gain (loss) on investments and capital gains distributions	2,047	1,679	1,178	1,405
Net unrealized appreciation (depreciation) of investments	(3,239)	(2,484)	(1,796)	(1,698)
Net increase (decrease) in net assets from operations	(1,156)	(757)	(539)	(223)
Changes from principal transactions:				
Total unit transactions	(3,162)	(2,981)	(2,889)	(3,077)
Increase (decrease) in assets derived from principal transactions	(3,162)	(2,981)	(2,889)	(3,077)
Total increase (decrease)	(4,318)	(3,738)	(3,428)	(3,300)
Net assets at December 31, 2008	$ 10,922	$ 8,130	$ 6,522	$ 8,130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Global Science and Technology Portfolio - Class I
Net assets at January 1, 2007	$ 48,943	$ 44,505	$ 85	$ 8,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(324)	(510)	(365)	(97)
Total realized gain (loss) on investments and capital gains distributions	2,222	409	173	1,213
Net unrealized appreciation (depreciation) of investments	(1,310)	1,284	547	183
Net increase (decrease) in net assets from operations	588	1,183	355	1,299
Changes from principal transactions:				
Total unit transactions	(7,470)	(12,364)	25,132	(246)
Increase (decrease) in assets derived from principal transactions	(7,470)	(12,364)	25,132	(246)
Total increase (decrease)	(6,882)	(11,181)	25,487	1,053
Net assets at December 31, 2007	42,061	33,324	25,572	9,192
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	54	(15)	(68)
Total realized gain (loss) on investments and capital gains distributions	5,062	1,389	160	148
Net unrealized appreciation (depreciation) of investments	(8,028)	(1,590)	(20)	(3,138)
Net increase (decrease) in net assets from operations	(2,970)	(147)	125	(3,058)
Changes from principal transactions:				
Total unit transactions	(18,690)	(13,741)	(4,606)	(2,391)
Increase (decrease) in assets derived from principal transactions	(18,690)	(13,741)	(4,606)	(2,391)
Total increase (decrease)	(21,660)	(13,888)	(4,481)	(5,449)
Net assets at December 31, 2008	$ 20,401	$ 19,436	$ 21,091	$ 3,743

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	ING Opportunistic Large Cap Growth Portfolio - Class I	ING Opportunistic Large Cap Value Portfolio - Class I
Net assets at January 1, 2007	$ -	$ -	$ 18,754	$ 11,521
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(177)	49
Total realized gain (loss) on investments and capital gains distributions	-	-	950	758
Net unrealized appreciation (depreciation) of investments	-	-	1,889	(553)
Net increase (decrease) in net assets from operations	-	-	2,662	254
Changes from principal transactions:				
Total unit transactions	-	-	(4,052)	(2,966)
Increase (decrease) in assets derived from principal transactions	-	-	(4,052)	(2,966)
Total increase (decrease)	-	-	(1,390)	(2,712)
Net assets at December 31, 2007	-	-	17,364	8,809
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	1	(45)	59
Total realized gain (loss) on investments and capital gains distributions	-	1	663	1,286
Net unrealized appreciation (depreciation) of investments	(104)	4	(7,666)	(4,318)
Net increase (decrease) in net assets from operations	(101)	6	(7,048)	(2,973)
Changes from principal transactions:				
Total unit transactions	312	90	(2,353)	(1,154)
Increase (decrease) in assets derived from principal transactions	312	90	(2,353)	(1,154)
Total increase (decrease)	211	96	(9,401)	(4,127)
Net assets at December 31, 2008	$ 211	$ 96	$ 7,963	$ 4,682

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING Opportunistic Large Cap Value Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2007	$ 1,192	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	-	-	-
Total realized gain (loss) on investments and capital gains distributions	64	-	-	-
Net unrealized appreciation (depreciation) of investments	(43)	-	-	-
Net increase (decrease) in net assets from operations	24	-	-	-
Changes from principal transactions:				
Total unit transactions	(432)	-	-	-
Increase (decrease) in assets derived from principal transactions	(432)	-	-	-
Total increase (decrease)	(408)	-	-	-
Net assets at December 31, 2007	784	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	7	-	-
Total realized gain (loss) on investments and capital gains distributions	44	(6)	(5)	(6)
Net unrealized appreciation (depreciation) of investments	(266)	(12)	(13)	(10)
Net increase (decrease) in net assets from operations	(219)	(11)	(18)	(16)
Changes from principal transactions:				
Total unit transactions	(280)	652	47	51
Increase (decrease) in assets derived from principal transactions	(280)	652	47	51
Total increase (decrease)	(499)	641	29	35
Net assets at December 31, 2008	$ 285	$ 641	$ 29	$ 35

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class I	ING VP Small Company Portfolio - Class I
Net assets at January 1, 2007	$ 152,360	$ 16,714	$ 8,727	$ 68,006
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	30	(9)	(32)	(655)
Total realized gain (loss) on investments and capital gains distributions	10,501	2,543	1,314	14,104
Net unrealized appreciation (depreciation) of investments	(4,595)	(1,745)	(1,734)	(9,930)
Net increase (decrease) in net assets from operations	5,936	789	(452)	3,519
Changes from principal transactions:				
Total unit transactions	(2,972)	(2,835)	(1,916)	(18,445)
Increase (decrease) in assets derived from principal transactions	(2,972)	(2,835)	(1,916)	(18,445)
Total increase (decrease)	2,964	(2,046)	(2,368)	(14,926)
Net assets at December 31, 2007	155,324	14,668	6,359	53,080
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,188	67	6	(50)
Total realized gain (loss) on investments and capital gains distributions	18,649	1,344	113	3,837
Net unrealized appreciation (depreciation) of investments	(74,251)	(6,555)	(2,004)	(18,242)
Net increase (decrease) in net assets from operations	(54,414)	(5,144)	(1,885)	(14,455)
Changes from principal transactions:				
Total unit transactions	(21,001)	(1,710)	(1,009)	(10,756)
Increase (decrease) in assets derived from principal transactions	(21,001)	(1,710)	(1,009)	(10,756)
Total increase (decrease)	(75,415)	(6,854)	(2,894)	(25,211)
Net assets at December 31, 2008	$ 79,909	$ 7,814	$ 3,465	$ 27,869

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Financial Services Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I	ING VP International Value Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2007	$ 426	$ 32,955	$ 6,725	$ 411
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	1,928	65	(5)
Total realized gain (loss) on investments and capital gains distributions	46	59	1,694	35
Net unrealized appreciation (depreciation) of investments	(121)	(1,666)	(933)	76
Net increase (decrease) in net assets from operations	(70)	321	826	106
Changes from principal transactions:				
Total unit transactions	297	(9,020)	(1,048)	343
Increase (decrease) in assets derived from principal transactions	297	(9,020)	(1,048)	343
Total increase (decrease)	227	(8,699)	(222)	449
Net assets at December 31, 2007	653	24,256	6,503	860
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1,060	91	(6)
Total realized gain (loss) on investments and capital gains distributions	(260)	(3,297)	344	(14)
Net unrealized appreciation (depreciation) of investments	97	1,092	(2,981)	(312)
Net increase (decrease) in net assets from operations	(155)	(1,145)	(2,546)	(332)
Changes from principal transactions:				
Total unit transactions	(498)	(23,111)	(350)	(30)
Increase (decrease) in assets derived from principal transactions	(498)	(23,111)	(350)	(30)
Total increase (decrease)	(653)	(24,256)	(2,896)	(362)
Net assets at December 31, 2008	$ -	$ -	$ 3,607	$ 498

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP MidCap Opportunities Portfolio - Class S	ING VP Real Estate Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class S
Net assets at January 1, 2007	$ 7,822	$ 5,083	$ 241	$ 5,223
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(98)	40	(3)	(65)
Total realized gain (loss) on investments and capital gains distributions	784	637	32	594
Net unrealized appreciation (depreciation) of investments	879	(1,045)	(10)	(101)
Net increase (decrease) in net assets from operations	1,565	(368)	19	428
Changes from principal transactions:				
Total unit transactions	(2,428)	(3,255)	150	(1,467)
Increase (decrease) in assets derived from principal transactions	(2,428)	(3,255)	150	(1,467)
Total increase (decrease)	(863)	(3,623)	169	(1,039)
Net assets at December 31, 2007	6,959	1,460	410	4,184
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(58)	18	(3)	(39)
Total realized gain (loss) on investments and capital gains distributions	782	(361)	(20)	607
Net unrealized appreciation (depreciation) of investments	(2,722)	389	(128)	(1,789)
Net increase (decrease) in net assets from operations	(1,998)	46	(151)	(1,221)
Changes from principal transactions:				
Total unit transactions	(2,241)	(1,506)	263	(1,087)
Increase (decrease) in assets derived from principal transactions	(2,241)	(1,506)	263	(1,087)
Total increase (decrease)	(4,239)	(1,460)	112	(2,308)
Net assets at December 31, 2008	$ 2,720	$ -	$ 522	$ 1,876

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	ING VP Balanced Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I	ING VP Money Market Portfolio - Class I	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 165,989	$ 115,703	$ 224,967	$ 21
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,319	2,608	6,088	1
Total realized gain (loss) on investments and capital gains distributions	11,934	(375)	2,744	-
Net unrealized appreciation (depreciation) of investments	(7,477)	2,890	(779)	2
Net increase (decrease) in net assets from operations	6,776	5,123	8,053	3
Changes from principal transactions:				
Total unit transactions	(27,316)	(15,629)	(28,176)	(1)
Increase (decrease) in assets derived from principal transactions	(27,316)	(15,629)	(28,176)	(1)
Total increase (decrease)	(20,540)	(10,506)	(20,123)	2
Net assets at December 31, 2007	145,449	105,197	204,844	23
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2,868	4,826	8,230	-
Total realized gain (loss) on investments and capital gains distributions	9,554	(276)	411	2
Net unrealized appreciation (depreciation) of investments	(49,597)	(15,079)	(5,671)	(5)
Net increase (decrease) in net assets from operations	(37,175)	(10,529)	2,970	(3)
Changes from principal transactions:				
Total unit transactions	(26,921)	5,861	(436)	(4)
Increase (decrease) in assets derived from principal transactions	(26,921)	5,861	(436)	(4)
Total increase (decrease)	(64,096)	(4,668)	2,534	(7)
Net assets at December 31, 2008	$ 81,353	$ 100,529	$ 207,378	$ 16

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares
Net assets at January 1, 2007	$ 12	$ 8	$ 7	$ 7
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(2)
Net unrealized appreciation (depreciation) of investments	-	1	1	(1)
Net increase (decrease) in net assets from operations	1	1	1	(3)
Changes from principal transactions:				
Total unit transactions	(1)	-	-	4
Increase (decrease) in assets derived from principal transactions	(1)	-	-	4
Total increase (decrease)	-	1	1	1
Net assets at December 31, 2007	12	9	8	8
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	1	-
Net unrealized appreciation (depreciation) of investments	-	(4)	(3)	(2)
Net increase (decrease) in net assets from operations	-	(4)	(2)	(2)
Changes from principal transactions:				
Total unit transactions	(9)	-	(5)	(4)
Increase (decrease) in assets derived from principal transactions	(9)	-	(5)	(4)
Total increase (decrease)	(9)	(4)	(7)	(6)
Net assets at December 31, 2008	$ 3	$ 5	$ 1	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net assets at January 1, 2007	$ 4,642	$ 83	$ 381	$ 723
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	-	(1)	(4)
Total realized gain (loss) on investments and capital gains distributions	688	4	8	26
Net unrealized appreciation (depreciation) of investments	(655)	-	4	(34)
Net increase (decrease) in net assets from operations	9	4	11	(12)
Changes from principal transactions:				
Total unit transactions	(510)	(3)	42	(94)
Increase (decrease) in assets derived from principal transactions	(510)	(3)	42	(94)
Total increase (decrease)	(501)	1	53	(106)
Net assets at December 31, 2007	4,141	84	434	617
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	1	2	(1)
Total realized gain (loss) on investments and capital gains distributions	(235)	5	19	10
Net unrealized appreciation (depreciation) of investments	(1,270)	(37)	(191)	(245)
Net increase (decrease) in net assets from operations	(1,497)	(31)	(170)	(236)
Changes from principal transactions:				
Total unit transactions	(644)	(6)	(9)	1
Increase (decrease) in assets derived from principal transactions	(644)	(6)	(9)	1
Total increase (decrease)	(2,141)	(37)	(179)	(235)
Net assets at December 31, 2008	$ 2,000	$ 47	$ 255	$ 382

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Oppenheimer Mid Cap Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net assets at January 1, 2007	$ 74	$ 2,452	$ -	$ 480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	93	(7)	44
Total realized gain (loss) on investments and capital gains distributions	2	(55)	112	18
Net unrealized appreciation (depreciation) of investments	(3)	196	182	(22)
Net increase (decrease) in net assets from operations	(2)	234	287	40
Changes from principal transactions:				
Total unit transactions	108	1,923	2,583	932
Increase (decrease) in assets derived from principal transactions	108	1,923	2,583	932
Total increase (decrease)	106	2,157	2,870	972
Net assets at December 31, 2007	180	4,609	2,870	1,452
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	176	(10)	62
Total realized gain (loss) on investments and capital gains distributions	(20)	-	(307)	(200)
Net unrealized appreciation (depreciation) of investments	(28)	(764)	(1,479)	(169)
Net increase (decrease) in net assets from operations	(49)	(588)	(1,796)	(307)
Changes from principal transactions:				
Total unit transactions	(94)	1,867	(41)	(837)
Increase (decrease) in assets derived from principal transactions	(94)	1,867	(41)	(837)
Total increase (decrease)	(143)	1,279	(1,837)	(1,144)
Net assets at December 31, 2008	$ 37	$ 5,888	$ 1,033	$ 308

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2008 and 2007
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2007	$ -	$ 2,085	$ 569
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	(4)	(33)	(5)
Total realized gain (loss) on investments			
and capital gains distributions	(33)	482	67
Net unrealized appreciation (depreciation)			
of investments	18	(159)	(31)
Net increase (decrease) in net assets from operations	(19)	290	31
Changes from principal transactions:			
Total unit transactions	1,191	1,930	(164)
Increase (decrease) in assets derived from principal			
transactions	1,191	1,930	(164)
Total increase (decrease)	1,172	2,220	(133)
Net assets at December 31, 2007	1,172	4,305	436
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	2	(26)	(3)
Total realized gain (loss) on investments			
and capital gains distributions	(271)	(189)	(22)
Net unrealized appreciation (depreciation)			
of investments	(185)	(1,660)	(142)
Net increase (decrease) in net assets from operations	(454)	(1,875)	(167)
Changes from principal transactions:			
Total unit transactions	(312)	(698)	(38)
Increase (decrease) in assets derived from principal			
transactions	(312)	(698)	(38)
Total increase (decrease)	(766)	(2,573)	(205)
Net assets at December 31, 2008	$ 406	$ 1,732	$ 231

The accompanying notes are an integral part of these financial statements.

1.   Organization

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2008, the Account had 150 investment divisions (the "Divisions"), 35 of which invest in independently managed mutual funds and 115 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL"), or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2008 and related Trusts are as follows:

AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I Shares
   AIM V.I. Core Equity Fund - Series I Shares
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
Federated Insurance Series:
   Federated American Leaders Fund II - Primary Shares
   Federated Capital Income Fund II
   Federated Equity Income Fund II
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares
   Federated International Equity Fund II
   Federated Mid Cap Growth Strategies Fund II
   Federated Prime Money Fund II
Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio - Initial Class
   Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
   Fidelity® VIP Investment Grade Bond Portfolio -
    Initial Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth Portfolio -
    Service Class
   ING American Funds Growth Portfolio
   ING American Funds Growth-Income Portfolio
   ING American Funds International Portfolio
   ING BlackRock Large Cap Growth Portfolio -
    Institutional Class*
   ING Evergreen Health Sciences Portfolio - Service
    Class
   ING Evergreen Omega Portfolio - Institutional Class

ING Investors Trust (continued):
    ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
    ING FMR℠ Diversified Mid Cap Portfolio - Service Class
    ING Franklin Income Portfolio - Service Class
    ING Franklin Mutual Shares Portfolio - Service Class*
    ING Global Real Estate Portfolio - Institutional Class**
    ING Global Real Estate Portfolio - Service Class
    ING Global Resources Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service Class**
    ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
    ING JPMorgan Emerging Markets Equity Portfolio - Service Class
    ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
    ING JPMorgan Small Cap Core Equity Portfolio - Service Class
    ING JPMorgan Value Opportunities Portfolio - Institutional Class
    ING JPMorgan Value Opportunities Portfolio - Service Class
    ING Julius Baer Foreign Portfolio - Service Class
    ING Legg Mason Value Portfolio - Institutional Class
    ING Legg Mason Value Portfolio - Service Class
    ING LifeStyle Aggressive Growth Portfolio - Service Class
    ING LifeStyle Growth Portfolio - Service Class
    ING LifeStyle Moderate Growth Portfolio - Service Class
    ING LifeStyle Moderate Portfolio - Service Class
    ING Lord Abbett Affiliated Portfolio - Institutional Class
    ING Lord Abbett Affiliated Portfolio - Service Class
    ING Marsico Growth Portfolio - Service Class
    ING Marsico International Opportunities Portfolio - Service Class
    ING MFS Total Return Portfolio - Institutional Class
    ING MFS Total Return Portfolio - Service Class
    ING MFS Utilities Portfolio - Service Class
    ING Oppenheimer Main Street Portfolio® - Institutional Class
    ING Oppenheimer Main Street Portfolio® - Service Class
    ING PIMCO High Yield Portfolio - Service Class
    ING Pioneer Equity Income Portfolio - Institutional Class*
    ING Pioneer Fund Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Service Class
    ING T. Rowe Price Capital Appreciation Portfolio - Service Class

ING Investors Trust (continued):
    ING T. Rowe Price Equity Income Portfolio - Service Class
    ING Templeton Global Growth Portfolio - Service Class
    ING Van Kampen Capital Growth Portfolio - Institutional Class**
    ING Van Kampen Growth and Income Portfolio - Service Class
    ING Van Kampen Real Estate Portfolio - Service Class
    ING VP Index Plus International Equity Portfolio - Institutional Class*
    ING VP Index Plus International Equity Portfolio - Service Class
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING American Century Large Company Value Portfolio - Service Class
    ING American Century Small-Mid Cap Value Portfolio - Service Class
    ING Baron Asset Portfolio - Service Class
    ING Baron Small Cap Growth Portfolio - Service Class
    ING Columbia Small Cap Value II Portfolio - Service Class
    ING Davis New York Venture Portfolio - Service Class
    ING JPMorgan Mid Cap Value Portfolio - Service Class
    ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
    ING Neuberger Berman Partners Portfolio - Initial Class
    ING Neuberger Berman Partners Portfolio - Service Class
    ING Oppenheimer Global Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio - Initial Class
    ING Oppenheimer Strategic Income Portfolio - Service Class
    ING PIMCO Total Return Portfolio - Service Class
    ING Pioneer High Yield Portfolio - Initial Class
    ING Solution 2015 Portfolio - Service Class
    ING Solution 2025 Portfolio - Service Class
    ING Solution 2035 Portfolio - Service Class
    ING Solution 2045 Portfolio - Service Class
    ING Solution Income Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
    ING T. Rowe Price Growth Equity Portfolio - Initial Class
    ING Templeton Foreign Equity Portfolio - Initial Class**
    ING Thornburg Value Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING UBS U.S. Large Cap Equity Portfolio - Initial
      Class
    ING Van Kampen Comstock Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio -
      Initial Class
ING Strategic Allocation Portfolios, Inc.:
    ING VP Strategic Allocation Conservative Portfolio -
      Class I
    ING VP Strategic Allocation Growth Portfolio -
      Class I
    ING VP Strategic Allocation Moderate Portfolio -
      Class I
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
    ING GET U.S. Core Portfolio - Series 3
    ING GET U.S. Core Portfolio - Series 4
    ING GET U.S. Core Portfolio - Series 5
    ING GET U.S. Core Portfolio - Series 6
    ING GET U.S. Core Portfolio - Series 7
    ING GET U.S. Core Portfolio - Series 8
    ING GET U.S. Core Portfolio - Series 9
    ING GET U.S. Core Portfolio - Series 10
    ING GET U.S. Core Portfolio - Series 11
    ING GET U.S. Core Portfolio - Series 12
    ING GET U.S. Core Portfolio - Series 13
    ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
    ING BlackRock Global Science and Technology
      Portfolio - Class I
    ING International Index Portfolio - Class I**
    ING Lehman Brothers U.S. Aggregate Bond Index®
      Portfolio - Class I**
    ING Opportunistic Large Cap Growth Portfolio -
      Class I
    ING Opportunistic Large Cap Value Portfolio -
      Class I
    ING Opportunistic Large Cap Value Portfolio -
      Class S
    ING Russell™ Large Cap Index Portfolio - Class I**
    ING Russell™ Mid Cap Index Portfolio - Class I**
    ING Russell™ Small Cap Index Portfolio - Class I**
    ING VP Index Plus LargeCap Portfolio - Class I
    ING VP Index Plus MidCap Portfolio - Class I
    ING VP Index Plus SmallCap Portfolio - Class I

ING Variable Portfolios, Inc. (continued):
    ING VP Small Company Portfolio - Class I
ING Variable Products Trust:
    ING VP International Value Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class I
    ING VP MidCap Opportunities Portfolio - Class S
    ING VP SmallCap Opportunities Portfolio - Class I
    ING VP SmallCap Opportunities Portfolio - Class S
ING VP Balanced Portfolio, Inc.:
    ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
    ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
    ING VP Money Market Portfolio - Class I
Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Large Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Mid Cap Growth Portfolio -
      Institutional Shares
    Janus Aspen Series Worldwide Growth Portfolio -
      Institutional Shares
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Mid Cap Fund/VA
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I*
    Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
    Wanger International*
    Wanger Select
    Wanger USA

*   Division added in 2007
** Division added in 2008

The names of certain Divisions were changed during 2008. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING Investors Trust:	ING Investors Trust:
ING Mid Cap Growth Portfolio - Service Class	ING FMR^{SM} Mid Cap Growth Portfolio - Service Class
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	ING FMR^{SM} Large Cap Growth Portfolio - Institutional Class
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING BlackRock Global Science and Technology Portfolio - Class I	ING VP Global Science and Technology Portfolio - Class I
ING Opportunistic Large Cap Growth Portfolio - Class I	ING VP Growth Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
ING Opportunistic Large Cap Value Portfolio - Class S	ING VP Value Opportunity Portfolio - Class S
Wanger Advisors Trust:	Wanger Advisors Trust:
Wanger International	Wanger International Small Cap
Wanger USA	Wanger U.S. Smaller Companies

During 2008, the following Divisions were closed to contractowners:

ING GET Fund:
  ING GET Fund - Series U
  ING GET Fund - Series V
ING Investors Trust:
  ING Mid Cap Growth Portfolio - Service Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Large Cap Growth Portfolio - Institutional Class
  ING Wells Fargo Disciplined Value Portfolio - Service Class
ING Partners, Inc.:
  ING JPMorgan International Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Service Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING UBS U.S. Small Cap Growth Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 1
  ING GET U.S. Core Portfolio - Series 2
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP Real Estate Portfolio - Class I

The following Divisions were available to contractowners during 2008 but did not have any activity as of December 31, 2008:

Fidelity® Variable Insurance Products V:
    Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
ING Investors Trust:
    ING FMR℠ Equity Income Portfolio - Institutional Class
    ING Global Resources Portfolio - Institutional Class
    ING PIMCO High Yield Portfolio - Institutional Class
    ING Stock Index Portfolio - Institutional Class
ING Partners, Inc.:
    ING Oppenheimer Global Portfolio - Service Class
    ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
    ING Van Kampen Equity and Income Portfolio - Service Class
ING Variable Funds:
    ING VP Growth and Income Portfolio - Class S
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Growth Portfolio - Class S
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio

Effective October 7, 2008, ING VP Money Market Portfolio changed its investment objective to seeking to maintain a stable share price of $1.00 per share. In connection with this change, ING VP Money Market Portfolio utilized a stock split and distributed additional shares to its shareholders such that each shareholder's proportionate interest and aggregate value of investment in ING VP Money Market Portfolio remained the same.

2. Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on the specific identification basis. The difference between cost and current market value of investments

owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

3. **Recently Adopted Accounting Standards**

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS No. 157"). FAS No. 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS No. 157 does not expand the use of fair value to any new circumstances.

Under FAS No. 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS No. 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS No. 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

The adoption of FAS No. 157 on January 1, 2008 did not have an impact on the Account's net assets or results of operations. New disclosures are included in the Financial Instruments footnote.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2008, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2008.

The FAS No. 157 fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5. Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

Other Contract Charges

Under the Fixed/Variable Single Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contractowners who select the Guaranteed Minimum Income feature. For Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contractowners who select the Premium Bonus Option feature.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts are currently waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

6.   Related Party Transactions

During the year ended December 31, 2008, management fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING Variable Products Trust, ING VP Intermediate Bond Portfolio and ING VP Money Market Portfolio. The annual fee rate ranged from 0.08% to 0.95% of the average net assets of each respective Fund.

Management fees were also paid indirectly to DSL, an affiliate of the Company, in its capacity as investment manager to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follows:

	Year ended December 31			
	2008		**2007**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 60	$ 79	$ 146	$ 425
AIM V.I. Core Equity Fund - Series I Shares	817	711	107	350
Calvert Variable Series, Inc.:				
Calvert Social Balanced Portfolio	201	205	367	620
Federated Insurance Series:				
Federated American Leaders Fund II - Primary Shares	4,312	3,765	3,024	5,667
Federated Capital Income Fund II	327	839	274	746
Federated Equity Income Fund II	164	1,093	282	1,772
Federated Fund for U.S. Government Securities II	163	354	122	415
Federated High Income Bond Fund II - Primary Shares	489	843	528	1,187
Federated International Equity Fund II	46	870	37	680
Federated Mid Cap Growth Strategies Fund II	1,454	1,575	48	1,466
Federated Prime Money Fund II	992	1,160	973	1,160
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	3,746	32,171	17,760	50,981
Fidelity® VIP Growth Portfolio - Initial Class	1,524	2,927	2,300	2,895
Fidelity® VIP High Income Portfolio - Initial Class	8	10	9	124
Fidelity® VIP Overseas Portfolio - Initial Class	2,551	2,932	4,159	3,069
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	12,211	46,184	68,581	74,568
Fidelity® VIP Index 500 Portfolio - Initial Class	2,236	7,260	2,296	11,567
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	41	171	51	180
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	993	807	1,378	1,620
ING GET Fund:				
ING GET Fund - Series U	1,599	16,298	870	3,494
ING GET Fund - Series V	456	25,689	659	6,376
ING Investors Trust:				
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	33	53	195	594
ING American Funds Growth Portfolio	4,934	7,729	4,268	11,279
ING American Funds Growth-Income Portfolio	2,767	6,910	3,717	10,386
ING American Funds International Portfolio	6,993	10,253	8,405	14,337
ING BlackRock Large Cap Growth Portfolio - Institutional Class	4,359	7,583	53,097	8,707
ING Evergreen Health Sciences Portfolio - Service Class	754	296	659	673
ING Evergreen Omega Portfolio - Institutional Class	2,164	3,126	893	4,798
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	2,739	6,525	3,844	7,834
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	693	459	299	856

| | Year ended December 31 | | | |
| | 2008 | | 2007 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Franklin Income Portfolio - Service Class	$ 1,455	$ 3,061	$ 4,177	$ 1,549
ING Franklin Mutual Shares Portfolio - Service Class	468	908	4,167	561
ING Global Real Estate Portfolio - Institutional Class	1,771	186	-	-
ING Global Real Estate Portfolio - Service Class	374	991	2,531	1,717
ING Global Resources Portfolio - Service Class	6,615	4,479	12,395	4,628
ING Janus Contrarian Portfolio - Service Class	416	126	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	3,140	4,970	7,646	4,384
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	2,576	3,197	4,890	3,418
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	434	1,477	693	3,138
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	90	79	220	406
ING JPMorgan Value Opportunities Portfolio - Institutional Class	2,789	8,707	3,591	14,971
ING JPMorgan Value Opportunities Portfolio - Service Class	414	567	556	967
ING Julius Baer Foreign Portfolio - Service Class	3,580	4,659	6,734	6,137
ING Legg Mason Value Portfolio - Institutional Class	3,518	4,489	608	9,824
ING Legg Mason Value Portfolio - Service Class	96	65	141	240
ING LifeStyle Aggressive Growth Portfolio - Service Class	451	634	2,015	1,017
ING LifeStyle Growth Portfolio - Service Class	2,268	2,446	2,500	3,113
ING LifeStyle Moderate Growth Portfolio - Service Class	1,844	5,230	5,210	4,369
ING LifeStyle Moderate Portfolio - Service Class	3,075	4,713	5,145	3,432
ING Lord Abbett Affiliated Portfolio - Institutional Class	1,243	904	7,533	698
ING Lord Abbett Affiliated Portfolio - Service Class	215	294	180	297
ING Marsico Growth Portfolio - Service Class	716	651	1,657	576
ING Marsico International Opportunities Portfolio - Service Class	2,940	4,421	5,356	6,694
ING MFS Total Return Portfolio - Institutional Class	11,093	27,605	9,659	36,522
ING MFS Total Return Portfolio - Service Class	403	307	536	500
ING MFS Utilities Portfolio - Service Class	1,824	1,748	4,761	2,404
ING Mid Cap Growth Portfolio - Service Class	5	164	110	42
ING Oppenheimer Main Street Portfolio® - Institutional Class	461	991	1,553	1,760
ING Oppenheimer Main Street Portfolio® - Service Class	101	4	38	138
ING PIMCO High Yield Portfolio - Service Class	792	1,158	1,630	2,567
ING Pioneer Equity Income Portfolio - Institutional Class	553	1,211	7,669	1,171
ING Pioneer Fund Portfolio - Institutional Class	3,717	8,060	2,592	7,749
ING Pioneer Mid Cap Value Portfolio - Institutional Class	882	799	4,862	1,046
ING Pioneer Mid Cap Value Portfolio - Service Class	529	618	1,628	639
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,214	1,017	5,323	1,467
ING T. Rowe Price Equity Income Portfolio - Service Class	2,369	2,018	2,735	1,586
ING Templeton Global Growth Portfolio - Service Class	102	481	1,136	534
ING UBS U.S. Allocation Portfolio - Service Class	769	5,680	886	1,573
ING Van Kampen Capital Growth Portfolio - Institutional Class	53,984	6,968	-	-

	Year ended December 31			
	2008		2007	
	Purchases	Sales	Purchases	Sales
	(Dollars in Thousands)			
ING Investors Trust (continued):				
ING Van Kampen Growth and Income Portfolio - Service Class	$ 335	$ 195	$ 221	$ 441
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	2,362	57,378	817	21,433
ING Van Kampen Real Estate Portfolio - Service Class	1,596	871	4,021	2,610
ING VP Index Plus International Equity Portfolio - Institutional Class	7,205	6,970	26,868	1,661
ING VP Index Plus International Equity Portfolio - Service Class	455	399	3,580	12,846
ING Wells Fargo Disciplined Value Portfolio - Service Class	222	542	420	244
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	101	189	218	260
ING Partners, Inc.:				
ING American Century Large Company Value Portfolio - Service Class	356	245	227	120
ING American Century Small-Mid Cap Value Portfolio - Service Class	613	358	484	526
ING Baron Asset Portfolio - Service Class	313	339	856	181
ING Baron Small Cap Growth Portfolio - Service Class	731	983	1,188	3,410
ING Columbia Small Cap Value II Portfolio - Service Class	547	941	392	2,119
ING Davis New York Venture Portfolio - Service Class	931	784	1,890	664
ING JPMorgan International Portfolio - Initial Class	19,223	37,374	7,582	18,381
ING JPMorgan Mid Cap Value Portfolio - Service Class	391	803	1,199	890
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	724	5,348	732	10,554
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	3,488	14,311	3,306	3,932
ING Neuberger Berman Partners Portfolio - Initial Class	2,648	12,125	2,436	13,533
ING Neuberger Berman Partners Portfolio - Service Class	356	105	337	261
ING Neuberger Berman Regency Portfolio - Service Class	11	141	331	569
ING OpCap Balanced Value Portfolio - Service Class	229	580	132	377
ING Oppenheimer Global Portfolio - Initial Class	14,308	28,000	11,625	45,738
ING Oppenheimer Strategic Income Portfolio - Initial Class	10,303	20,694	11,270	17,520
ING Oppenheimer Strategic Income Portfolio - Service Class	1	2	20	1
ING PIMCO Total Return Portfolio - Service Class	4,029	1,551	2,004	1,115
ING Pioneer High Yield Portfolio - Initial Class	19,577	1,914	1,663	1,285
ING Solution 2015 Portfolio - Service Class	2,713	888	472	23
ING Solution 2025 Portfolio - Service Class	1,453	1,646	1,661	121
ING Solution 2035 Portfolio - Service Class	1,353	1,080	1,176	18
ING Solution 2045 Portfolio - Service Class	1,265	1,322	1,468	371
ING Solution Income Portfolio - Service Class	652	317	1,331	521
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	9,749	10,843	7,334	20,123
ING T. Rowe Price Growth Equity Portfolio - Initial Class	5,385	10,058	5,180	14,349
ING Templeton Foreign Equity Portfolio - Initial Class	36,859	5,614	-	-
ING Templeton Foreign Equity Portfolio - Service Class	128	1,594	2,001	1,288
ING Thornburg Value Portfolio - Initial Class	880	4,961	3,966	7,489

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31			
	2008		2007	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Partners, Inc. (continued):				
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	$ 2,055	$ 6,208	$ 2,553	$ 9,036
ING UBS U.S. Small Cap Growth Portfolio - Service Class	3	36	110	106
ING Van Kampen Comstock Portfolio - Service Class	302	492	314	846
ING Van Kampen Equity and Income Portfolio - Initial Class	14,973	27,897	8,086	36,034
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Conservative Portfolio - Class I	2,563	3,141	2,880	3,859
ING VP Strategic Allocation Growth Portfolio - Class I	4,894	4,113	2,403	3,036
ING VP Strategic Allocation Moderate Portfolio - Class I	3,608	3,566	2,736	6,559
ING Variable Funds:				
ING VP Growth and Income Portfolio - Class I	31,980	59,186	13,086	67,897
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 1	1,753	13,567	675	3,184
ING GET U.S. Core Portfolio - Series 2	652	5,874	279	3,245
ING GET U.S. Core Portfolio - Series 3	1,435	5,799	728	6,279
ING GET U.S. Core Portfolio - Series 4	516	1,291	314	1,335
ING GET U.S. Core Portfolio - Series 5	429	531	174	973
ING GET U.S. Core Portfolio - Series 6	4,778	6,855	2,999	12,888
ING GET U.S. Core Portfolio - Series 7	3,411	5,807	1,502	10,711
ING GET U.S. Core Portfolio - Series 8	2,671	3,410	1,322	13,703
ING GET U.S. Core Portfolio - Series 9	2,157	3,141	876	9,068
ING GET U.S. Core Portfolio - Series 10	1,743	3,029	736	8,796
ING GET U.S. Core Portfolio - Series 11	1,957	3,231	960	7,997
ING GET U.S. Core Portfolio - Series 12	7,542	19,227	1,772	8,439
ING GET U.S. Core Portfolio - Series 13	2,428	14,348	558	13,436
ING GET U.S. Core Portfolio - Series 14	571	5,065	38,523	13,755
ING Variable Portfolios, Inc.:				
ING BlackRock Global Science and Technology Portfolio - Class I	874	3,333	3,955	4,299
ING International Index Portfolio - Class I	316	1	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	343	252	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	912	3,309	1,096	5,326
ING Opportunistic Large Cap Value Portfolio - Class I	2,212	2,200	493	3,410
ING Opportunistic Large Cap Value Portfolio - Class S	99	288	22	451
ING Russell™ Large Cap Index Portfolio - Class I	677	18	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	91	44	-	-
ING Russell™ Small Cap Index Portfolio - Class I	121	70	-	-
ING VP Index Plus LargeCap Portfolio - Class I	33,046	43,389	37,818	40,770
ING VP Index Plus MidCap Portfolio - Class I	2,235	2,366	2,645	4,284
ING VP Index Plus SmallCap Portfolio - Class I	690	1,380	1,620	2,786
ING VP Small Company Portfolio - Class I	8,680	13,830	11,834	20,912

	Year ended December 31			
	2008		2007	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in Thousands)			
ING Variable Products Trust:				
ING VP Financial Services Portfolio - Class I	$ 864	$ 1,305	$ 699	$ 368
ING VP High Yield Bond Portfolio - Class I	3,153	24,689	5,169	12,170
ING VP International Value Portfolio - Class I	1,999	1,542	3,773	3,584
ING VP MidCap Opportunities Portfolio - Class I	461	496	434	97
ING VP MidCap Opportunities Portfolio - Class S	425	2,724	51	2,578
ING VP Real Estate Portfolio - Class I	876	2,102	1,903	5,039
ING VP SmallCap Opportunities Portfolio - Class I	515	192	412	266
ING VP SmallCap Opportunities Portfolio - Class S	622	1,233	221	1,752
ING VP Balanced Portfolio, Inc.:				
ING VP Balanced Portfolio - Class I	16,851	29,930	14,580	33,384
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	41,809	28,452	12,805	25,833
ING VP Money Market Portfolio:				
ING VP Money Market Portfolio - Class I	108,397	100,604	98,331	120,435
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	2	4	1	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	10	1	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	-	-	-	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	-	6	-	-
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	-	4	90	87
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	450	967	1,200	1,179
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	6	6	5	3
Oppenheimer Main Street Fund®/VA	114	96	98	56
Oppenheimer Main Street Small Cap Fund®/VA	78	50	142	218
Oppenheimer Mid Cap Fund/VA	57	153	129	22
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	4,953	2,900	2,734	711
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	2,437	2,080	5,108	2,495
Pioneer High Yield VCT Portfolio - Class I	186	952	1,630	652
Wanger Advisors Trust:				
Wanger International	624	803	1,939	752
Wanger Select	792	1,412	4,583	2,623
Wanger USA	178	181	1,000	1,143

8. Changes in Units

The changes in units outstanding were as follows:

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	9,363	10,112	(749)	13,382	35,301	(21,919)
AIM V.I. Core Equity Fund - Series I Shares	51,474	48,460	3,014	9,025	31,174	(22,149)
Calvert Variable Series, Inc.:						
Calvert Social Balanced Portfolio	22,689	25,333	(2,644)	9,223	36,184	(26,961)
Federated Insurance Series:						
Federated American Leaders Fund II - Primary Shares	2,916	152,103	(149,187)	8,097	180,408	(172,311)
Federated Capital Income Fund II	7,629	45,327	(37,698)	7,605	41,767	(34,162)
Federated Equity Income Fund II	1,455	71,692	(70,237)	6,791	97,377	(90,586)
Federated Fund for U.S. Government Securities II	3,660	18,972	(15,312)	1,401	23,218	(21,817)
Federated High Income Bond Fund II - Primary Shares	426	40,532	(40,106)	1,501	55,185	(53,684)
Federated International Equity Fund II	2,823	47,374	(44,551)	1,500	29,535	(28,035)
Federated Mid Cap Growth Strategies Fund II	5,490	58,051	(52,561)	1,916	48,337	(46,421)
Federated Prime Money Fund II	72,065	85,948	(13,883)	65,999	85,185	(19,186)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	834,814	2,680,366	(1,845,552)	390,613	2,660,015	(2,269,402)
Fidelity® VIP Growth Portfolio - Initial Class	118,381	187,521	(69,140)	116,590	148,408	(31,818)
Fidelity® VIP High Income Portfolio - Initial Class	1	803	(802)	8	11,413	(11,405)
Fidelity® VIP Overseas Portfolio - Initial Class	98,365	174,185	(75,820)	152,490	141,870	10,620
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	1,475,694	3,637,598	(2,161,904)	628,590	3,475,198	(2,846,608)
Fidelity® VIP Index 500 Portfolio - Initial Class	76,883	319,320	(242,437)	34,205	422,444	(388,239)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	1,885	10,993	(9,108)	48	9,459	(9,411)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	69,244	75,338	(6,094)	54,141	84,792	(30,651)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING GET Fund:						
ING GET Fund - Series U	29,286	1,519,391	(1,490,105)	15,266	282,868	(267,602)
ING GET Fund - Series V	148,166	2,686,686	(2,538,520)	48,911	627,613	(578,702)
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class	3,733	8,238	(4,505)	13,867	46,294	(32,427)
ING American Funds Growth Portfolio	792,784	1,167,629	(374,845)	441,042	934,126	(493,084)
ING American Funds Growth-Income Portfolio	595,310	1,055,808	(460,498)	390,560	959,533	(568,973)
ING American Funds International Portfolio	865,640	1,196,281	(330,641)	663,450	1,071,035	(407,585)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	324,330	1,157,718	(833,388)	5,358,648	923,348	4,435,300
ING Evergreen Health Sciences Portfolio - Service Class	60,573	32,341	28,232	48,127	51,680	(3,553)
ING Evergreen Omega Portfolio - Institutional Class	181,498	355,300	(173,802)	109,891	421,109	(311,218)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	566,900	1,122,475	(555,575)	513,794	877,232	(363,438)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	61,421	55,027	6,394	21,855	62,711	(40,856)
ING Franklin Income Portfolio - Service Class	421,258	600,010	(178,752)	484,487	251,224	233,263
ING Franklin Mutual Shares Portfolio - Service Class	135,252	184,776	(49,524)	421,629	114,383	307,246
ING Global Real Estate Portfolio - Institutional Class	204,007	42,042	161,965	-	-	-
ING Global Real Estate Portfolio - Service Class	84,622	151,775	(67,153)	184,268	140,547	43,721
ING Global Resources Portfolio - Service Class	531,009	566,735	(35,726)	1,112,648	447,516	665,132
ING Janus Contrarian Portfolio - Service Class	48,649	22,726	25,923	-	-	-
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	330,835	500,208	(169,373)	594,985	366,367	228,618
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	127,532	193,737	(66,205)	247,655	182,149	65,506
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	72,598	184,100	(111,502)	47,460	244,275	(196,815)
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	8,569	8,448	121	14,561	30,557	(15,996)
ING JPMorgan Value Opportunities Portfolio - Institutional Class	524,861	1,340,108	(815,247)	172,056	1,195,005	(1,022,949)
ING JPMorgan Value Opportunities Portfolio - Service Class	13,503	54,762	(41,259)	27,298	72,572	(45,274)
ING Julius Baer Foreign Portfolio - Service Class	418,585	639,381	(220,796)	457,016	518,049	(61,033)
ING Legg Mason Value Portfolio - Institutional Class	257,708	743,831	(486,123)	68,774	809,963	(741,189)

ING Investors Trust (continued):

| | **Year ended December 31** | | | | | |
| | **2008** | | | **2007** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Legg Mason Value Portfolio - Service Class	2,438	8,407	(5,969)	11,153	19,764	(8,611)
ING LifeStyle Aggressive Growth Portfolio - Service Class	65,929	93,526	(27,597)	160,867	86,122	74,745
ING LifeStyle Growth Portfolio - Service Class	375,594	422,777	(47,183)	291,812	359,133	(67,321)
ING LifeStyle Moderate Growth Portfolio - Service Class	457,702	830,283	(372,581)	545,786	503,793	41,993
ING LifeStyle Moderate Portfolio - Service Class	497,420	692,957	(195,537)	523,921	397,076	126,845
ING Lord Abbett Affiliated Portfolio - Institutional Class	119,621	179,210	(59,589)	684,599	60,817	623,782
ING Lord Abbett Affiliated Portfolio - Service Class	35,575	55,880	(20,305)	14,556	27,705	(13,149)
ING Marsico Growth Portfolio - Service Class	94,737	93,179	1,558	150,693	62,793	87,900
ING Marsico International Opportunities Portfolio - Service Class	291,477	486,658	(195,181)	364,438	494,394	(129,956)
ING MFS Total Return Portfolio - Institutional Class	1,274,229	3,751,296	(2,477,067)	333,789	3,222,904	(2,889,115)
ING MFS Total Return Portfolio - Service Class	29,724	38,146	(8,422)	28,934	35,103	(6,169)
ING MFS Utilities Portfolio - Service Class	107,394	138,813	(31,419)	284,917	147,333	137,584
ING Mid Cap Growth Portfolio - Service Class	2,109	19,955	(17,846)	12,208	5,531	6,677
ING Oppenheimer Main Street Portfolio® - Institutional Class	90,194	137,712	(47,518)	133,633	145,675	(12,042)
ING Oppenheimer Main Street Portfolio® - Service Class	8,660	454	8,206	2,754	10,137	(7,383)
ING PIMCO High Yield Portfolio - Service Class	72,295	121,514	(49,219)	122,579	220,885	(98,306)
ING Pioneer Equity Income Portfolio - Institutional Class	131,663	225,753	(94,090)	815,127	128,728	686,399
ING Pioneer Fund Portfolio - Institutional Class	319,611	793,165	(473,554)	251,562	666,124	(414,562)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	113,260	123,148	(9,888)	430,324	96,335	333,989
ING Pioneer Mid Cap Value Portfolio - Service Class	88,473	105,774	(17,301)	141,321	60,429	80,892
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	289,860	129,004	160,856	357,532	123,948	233,584
ING T. Rowe Price Equity Income Portfolio - Service Class	276,869	286,826	(9,957)	186,701	119,855	66,846
ING Templeton Global Growth Portfolio - Service Class	44,848	92,246	(47,398)	108,640	57,825	50,815
ING UBS U.S. Allocation Portfolio - Service Class	49,398	551,616	(502,218)	31,851	133,228	(101,377)
ING Van Kampen Capital Growth Portfolio - Institutional Class	5,562,263	1,170,047	4,392,216	-	-	-
ING Van Kampen Growth and Income Portfolio - Service Class	38,785	34,919	3,866	9,836	33,519	(23,683)

	Year ended December 31					
	2008			**2007**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING Van Kampen Large Cap Growth Portfolio - Institutional Class	232,271	5,901,672	(5,669,401)	210,252	2,068,227	(1,857,975)
ING Van Kampen Real Estate Portfolio - Service Class	169,087	145,215	23,872	293,902	232,056	61,846
ING VP Index Plus International Equity Portfolio - Institutional Class	342,220	1,087,214	(744,994)	2,794,871	205,808	2,589,063
ING VP Index Plus International Equity Portfolio - Service Class	23,405	46,680	(23,275)	343,184	1,114,810	(771,626)
ING Wells Fargo Disciplined Value Portfolio - Service Class	31,604	68,566	(36,962)	40,047	24,178	15,869
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	18,238	31,664	(13,426)	22,244	25,898	(3,654)
ING Partners, Inc.::						
ING American Century Large Company Value Portfolio - Service Class	30,053	29,774	279	15,635	8,932	6,703
ING American Century Small-Mid Cap Value Portfolio - Service Class	49,253	32,956	16,297	19,215	31,775	(12,560)
ING Baron Asset Portfolio - Service Class	32,792	54,118	(21,326)	78,754	16,474	62,280
ING Baron Small Cap Growth Portfolio - Service Class	109,147	139,596	(30,449)	107,311	320,051	(212,740)
ING Columbia Small Cap Value II Portfolio - Service Class	100,634	150,467	(49,833)	49,982	213,382	(163,400)
ING Davis New York Venture Portfolio - Service Class	143,643	133,282	10,361	177,792	76,312	101,480
ING JPMorgan International Portfolio - Initial Class	115,745	2,271,300	(2,155,555)	563,357	1,309,677	(746,320)
ING JPMorgan Mid Cap Value Portfolio - Service Class	20,636	57,012	(36,376)	58,466	48,940	9,526
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class	207,906	679,501	(471,595)	105,840	813,150	(707,310)
ING Lord Abbett U.S. Government Securities Portfolio - Initial Class	366,974	1,377,573	(1,010,599)	383,080	479,347	(96,267)
ING Neuberger Berman Partners Portfolio - Initial Class	520,373	1,503,933	(983,560)	135,172	1,293,271	(1,158,099)
ING Neuberger Berman Partners Portfolio - Service Class	51,028	13,596	37,432	28,240	24,085	4,155
ING Neuberger Berman Regency Portfolio - Service Class	2,806	15,965	(13,159)	35,365	58,899	(23,534)
ING OpCap Balanced Value Portfolio - Service Class	7,514	72,106	(64,592)	2,252	27,929	(25,677)
ING Oppenheimer Global Portfolio - Initial Class	864,388	2,876,782	(2,012,394)	450,517	3,236,685	(2,786,168)
ING Oppenheimer Strategic Income Portfolio - Initial Class	2,075,003	3,275,379	(1,200,376)	1,224,057	1,985,345	(761,288)
ING Oppenheimer Strategic Income Portfolio - Service Class	12	139	(127)	1,773	113	1,660
ING PIMCO Total Return Portfolio - Service Class	333,457	177,217	156,240	151,061	94,546	56,515
ING Pioneer High Yield Portfolio - Initial Class	2,038,499	324,372	1,714,127	146,926	117,113	29,813

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Service Class	284,879	124,608	160,271	39,095	1,380	37,715
ING Solution 2025 Portfolio - Service Class	215,667	220,701	(5,034)	129,947	8,633	121,314
ING Solution 2035 Portfolio - Service Class	198,152	166,100	32,052	89,549	850	88,699
ING Solution 2045 Portfolio - Service Class	136,159	139,593	(3,434)	108,922	27,785	81,137
ING Solution Income Portfolio - Service Class	80,477	47,124	33,353	117,663	44,742	72,921
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	526,043	1,274,943	(748,900)	226,069	1,586,212	(1,360,143)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	141,950	491,769	(349,819)	127,580	508,074	(380,494)
ING Templeton Foreign Equity Portfolio - Initial Class	3,810,092	898,839	2,911,253	-	-	-
ING Templeton Foreign Equity Portfolio - Service Class	16,208	136,914	(120,706)	169,488	112,652	56,836
ING Thornburg Value Portfolio - Initial Class	218,137	634,560	(416,423)	303,651	587,901	(284,250)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	212,690	620,217	(407,527)	221,690	657,525	(435,835)
ING UBS U.S. Small Cap Growth Portfolio - Service Class	897	4,471	(3,574)	10,604	10,055	549
ING Van Kampen Comstock Portfolio - Service Class	25,861	53,329	(27,468)	14,908	55,793	(40,885)
ING Van Kampen Equity and Income Portfolio - Initial Class	1,386,209	3,337,397	(1,951,188)	357,620	2,996,710	(2,639,090)
ING Strategic Allocation Portfolios, Inc.:						
ING VP Strategic Allocation Conservative Portfolio - Class I	79,605	191,703	(112,098)	113,738	203,337	(89,599)
ING VP Strategic Allocation Growth Portfolio - Class I	291,790	296,694	(4,904)	83,158	167,536	(84,378)
ING VP Strategic Allocation Moderate Portfolio - Class I	99,048	222,583	(123,535)	108,444	379,725	(271,281)
ING Variable Funds:						
ING VP Growth and Income Portfolio - Class I	3,552,279	4,068,096	(515,817)	435,597	2,784,118	(2,348,521)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 1	95,732	1,355,305	(1,259,573)	581	255,761	(255,180)
ING GET U.S. Core Portfolio - Series 2	64,401	630,571	(566,170)	3,199	291,115	(287,916)
ING GET U.S. Core Portfolio - Series 3	148,653	678,099	(529,446)	18,168	565,748	(547,580)
ING GET U.S. Core Portfolio - Series 4	82,905	199,364	(116,459)	23,370	128,489	(105,119)
ING GET U.S. Core Portfolio - Series 5	36,058	83,456	(47,398)	18,684	96,447	(77,763)
ING GET U.S. Core Portfolio - Series 6	54,952	662,633	(607,681)	33,445	1,105,442	(1,071,997)

Year ended December 31

	2008			2007		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust (continued):						
ING GET U.S. Core Portfolio - Series 7	74,649	605,594	(530,945)	15,322	927,741	(912,419)
ING GET U.S. Core Portfolio - Series 8	6,622	306,336	(299,714)	7,998	1,199,137	(1,191,139)
ING GET U.S. Core Portfolio - Series 9	4,208	289,438	(285,230)	50,840	831,056	(780,216)
ING GET U.S. Core Portfolio - Series 10	16,730	295,504	(278,774)	11,509	774,982	(763,473)
ING GET U.S. Core Portfolio - Series 11	1,370	301,967	(300,597)	543,199	1,253,937	(710,738)
ING GET U.S. Core Portfolio - Series 12	1,882,165	3,654,875	(1,772,710)	131,675	786,436	(654,761)
ING GET U.S. Core Portfolio - Series 13	1,903,461	3,264,066	(1,360,605)	54,630	1,257,075	(1,202,445)
ING GET U.S. Core Portfolio - Series 14	134,462	595,067	(460,605)	3,038,184	545,461	2,492,723
ING Variable Portfolios, Inc.:						
ING BlackRock Global Science and Technology Portfolio - Class I	375,560	958,813	(583,253)	932,855	1,013,946	(81,091)
ING International Index Portfolio - Class I	35,557	25	35,532	-	-	-
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I	35,241	25,813	9,428	-	-	-
ING Opportunistic Large Cap Growth Portfolio - Class I	144,195	384,305	(240,110)	115,548	448,627	(333,079)
ING Opportunistic Large Cap Value Portfolio - Class I	40,246	103,713	(63,467)	16,168	149,372	(133,204)
ING Opportunistic Large Cap Value Portfolio - Class S	24,842	53,948	(29,106)	1,694	38,543	(36,849)
ING Russell™ Large Cap Index Portfolio - Class I	99,969	3,589	96,380	-	-	-
ING Russell™ Mid Cap Index Portfolio - Class I	12,024	7,092	4,932	-	-	-
ING Russell™ Small Cap Index Portfolio - Class I	14,079	9,007	5,072	-	-	-
ING VP Index Plus LargeCap Portfolio - Class I	2,664,957	4,441,285	(1,776,328)	3,392,724	2,771,850	620,874
ING VP Index Plus MidCap Portfolio - Class I	56,762	135,835	(79,073)	62,406	180,286	(117,880)
ING VP Index Plus SmallCap Portfolio - Class I	43,798	106,597	(62,799)	49,813	153,934	(104,121)
ING VP Small Company Portfolio - Class I	361,534	987,127	(625,593)	136,424	921,226	(784,802)
ING Variable Products Trust:						
ING VP Financial Services Portfolio - Class I	74,238	128,503	(54,265)	50,215	26,778	23,437
ING VP High Yield Bond Portfolio - Class I	340,861	2,613,728	(2,272,867)	444,433	1,276,390	(831,957)
ING VP International Value Portfolio - Class I	124,856	131,674	(6,818)	150,047	205,935	(55,888)
ING VP MidCap Opportunities Portfolio - Class I	44,028	46,805	(2,777)	31,189	8,492	22,697
ING VP MidCap Opportunities Portfolio - Class S	187,520	384,593	(197,073)	19,528	228,625	(209,097)

| | Year ended December 31 | | | | | |
| | 2008 | | | 2007 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust (continued):						
ING VP Real Estate Portfolio - Class I	35,581	119,223	(83,642)	87,335	245,850	(158,515)
ING VP SmallCap Opportunities Portfolio - Class I	53,788	27,819	25,969	42,473	26,939	15,534
ING VP SmallCap Opportunities Portfolio - Class S	124,585	269,185	(144,600)	33,368	197,601	(164,233)
ING VP Balanced Portfolio, Inc.:						
ING VP Balanced Portfolio - Class I	429,348	1,846,534	(1,417,186)	333,493	1,598,025	(1,264,532)
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	3,371,594	2,833,690	537,904	829,742	1,777,773	(948,031)
ING VP Money Market Portfolio:						
ING VP Money Market Portfolio - Class I	16,497,663	16,723,037	(225,374)	10,574,773	12,988,629	(2,413,856)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	127	(127)	-	-	-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	411	(411)	-	-	-
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares	-	2	(2)	2	2	-
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares	7	180	(173)	-	6	(6)
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares	-	152	(152)	3,231	3,231	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	62,246	114,324	(52,078)	43,479	75,764	(32,285)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	-	213	(213)	-	103	(103)
Oppenheimer Main Street Fund®/VA	13,455	13,761	(306)	7,338	4,113	3,225
Oppenheimer Main Street Small Cap Fund®/VA	6,905	6,669	236	8,750	15,720	(6,970)
Oppenheimer Mid Cap Fund/VA	5,708	15,287	(9,579)	10,834	1,716	9,118
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	415,801	266,627	149,174	223,523	63,990	159,533
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	235,013	264,415	(29,402)	441,429	216,512	224,917
Pioneer High Yield VCT Portfolio - Class I	19,880	99,561	(79,681)	131,821	53,879	77,942

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year ended December 31					
	2008			**2007**		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Wanger Advisors Trust:						
Wanger International	64,931	104,899	(39,968)	192,147	80,589	111,558
Wanger Select	70,554	124,853	(54,299)	291,394	164,811	126,583
Wanger USA	15,180	18,603	(3,423)	65,094	76,202	(11,108)

9. Unit Summary

A summary of units outstanding at December 31, 2008 follows:

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	6,814.980	$7.24 to $8.13	$ 52,533
Contracts in accumulation period:			
Non-Qualified V	9,032.624	6.54	59,073
Non-Qualified V (0.75)	59,392.153	6.86	407,430
Non-Qualified IX	559.094	6.38	3,567
Non-Qualified XII	10.025	6.83	68
Non-Qualified XXIII	82.599	6.88	568
	75,891.475		$ 523,239
AIM V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	26,129.811	$9.28 to $9.77	$ 254,981
Contracts in accumulation period:			
Non-Qualified V	47,823.596	7.33	350,547
Non-Qualified V (0.75)	54,586.208	7.70	420,314
Non-Qualified IX	1,815.444	7.16	12,999
Non-Qualified XII	15.214	7.66	117
Non-Qualified XX	2,838.106	11.44	32,468
Non-Qualified XXIII	1,635.449	7.51	12,282
	134,843.828		$ 1,083,708
Calvert Social Balanced Portfolio			
Contracts in accumulation period:			
Non-Qualified V	3,725.102	$ 16.77	$ 62,470
Non-Qualified V (0.75)	24,307.359	17.89	434,859
Non-Qualified VII	41,802.219	9.25	386,671
Non-Qualified VIII	30,521.367	9.41	287,206
Non-Qualified XXIII	130.828	7.49	980
	100,486.875		$ 1,172,186
Federated American Leaders Fund II - Primary Shares			
Currently payable annuity contracts:	1,320.611	$ 17.90	$ 23,639
Contracts in accumulation period:			
Non-Qualified VII	498,599.186	17.54	8,745,430
Non-Qualified VIII	105.031	12.77	1,341
	500,024.828		$ 8,770,410
Federated Capital Income Fund II			
Currently payable annuity contracts:	454.273	$ 13.57	$ 6,164
Contracts in accumulation period:			
Non-Qualified VII	111,556.224	13.30	1,483,698
Non-Qualified VIII	59.440	11.19	665
	112,069.937		$ 1,490,527
Federated Equity Income Fund II			
Currently payable annuity contracts:	6,445.162	$ 10.10	$ 65,096
Contracts in accumulation period:			
Non-Qualified VII	198,676.488	11.72	2,328,488
	205,121.650		$ 2,393,584

Division/Contract	Units	Unit Value		Extended Value	
Federated Fund for U.S. Government Securities II					
Contracts in accumulation period:					
Non-Qualified VII	108,714.569	$	17.62	$	1,915,551
Federated High Income Bond Fund II - Primary Shares					
Currently payable annuity contracts:	1,850.253	$	14.86	$	27,495
Contracts in accumulation period:					
Non-Qualified VII	237,685.133		14.56		3,460,696
	239,535.386			$	3,488,191
Federated International Equity Fund II					
Currently payable annuity contracts:	973.437	$	11.80	$	11,487
Contracts in accumulation period:					
Non-Qualified VII	118,582.533	$	11.56	$	1,370,814
Non-Qualified VIII	115.762		10.79		1,249
	119,671.732			$	1,383,550
Federated Mid Cap Growth Strategies Fund II					
Contracts in accumulation period:					
Non-Qualified VII	154,203.276	$	16.47	$	2,539,728
Federated Prime Money Fund II					
Contracts in accumulation period:					
Non-Qualified VII	127,857.796	$	13.66	$	1,746,537
Fidelity® VIP Equity-Income Portfolio - Initial Class					
Contracts in accumulation period:					
Non-Qualified V	218,531.912	$	15.05	$	3,288,905
Non-Qualified V (0.75)	522,945.977		16.05		8,393,283
Non-Qualified VII	1,240,836.279		17.76		22,037,252
Non-Qualified VIII	296,765.646		12.91		3,831,244
Non-Qualified IX	15,631.279		14.61		228,373
Non-Qualified X	22,407.392		15.05		337,231
Non-Qualified XII	6,415.382		9.13		58,572
Non-Qualified XIII	939,281.381		8.83		8,293,855
Non-Qualified XIV	1,181,565.058		8.55		10,102,381
Non-Qualified XV	325,452.996		8.42		2,740,314
Non-Qualified XVI	71,254.311		8.06		574,310
Non-Qualified XVIII	23,444.322		7.76		181,928
Non-Qualified XIX	107,850.452		7.86		847,705
Non-Qualified XX	8,693.888		9.56		83,114
Non-Qualified XXIII	21,845.892		6.88		150,300
	5,002,922.167			$	61,148,767

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	172,394.456	$ 12.40	$ 2,137,691
Non-Qualified V (0.75)	410,859.041	13.22	5,431,557
Non-Qualified IX	10,151.713	12.04	122,227
Non-Qualified X	3,860.315	12.40	47,868
Non-Qualified XII	9,783.583	7.96	77,877
Non-Qualified XX	2,509.773	9.12	22,889
Non-Qualified XXIII	17,677.602	6.28	111,015
	627,236.483		$ 7,951,124
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	7,653.841	$7.93 to $9.16	$ 69,353
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	102,747.728	$ 13.32	$ 1,368,600
Non-Qualified V (0.75)	216,495.215	14.20	3,074,232
Non-Qualified IX	1,466.175	12.93	18,958
Non-Qualified X	47.335	13.32	631
Non-Qualified XII	708.906	9.86	6,990
Non-Qualified XX	6,270.839	12.09	75,814
Non-Qualified XXIII	5,899.920	6.59	38,880
	333,636.118		$ 4,584,105
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	381,493.065	$ 21.06	$ 8,034,244
Non-Qualified V (0.75)	951,230.410	22.46	21,364,635
Non-Qualified VII	1,298,211.980	22.97	29,819,929
Non-Qualified VIII	265,541.722	18.65	4,952,353
Non-Qualified IX	20,494.816	20.45	419,119
Non-Qualified X	12,124.733	21.06	255,347
Non-Qualified XII	38,020.915	12.48	474,501
Non-Qualified XIII	1,453,753.760	11.58	16,834,469
Non-Qualified XIV	1,579,285.113	11.22	17,719,579
Non-Qualified XV	526,260.067	11.04	5,809,911
Non-Qualified XVI	163,490.357	8.75	1,430,541
Non-Qualified XVIII	26,248.588	8.43	221,276
Non-Qualified XIX	148,804.872	8.53	1,269,306
Non-Qualified XX	43,318.320	11.90	515,488
Non-Qualified XXII	2,364.468	7.24	17,119
Non-Qualified XXIII	59,360.430	6.89	408,993
	6,970,003.616		$ 109,546,810

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Index 500 Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	1,122,989.089	$ 16.88	$ 18,956,056
Non-Qualified VIII	193,845.624	14.27	2,766,177
	1,316,834.713		$ 21,722,233
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified VII	52,014.595	$ 16.84	$ 875,926
Franklin Small Cap Value Securities Fund - Class 2			
Contracts in accumulation period:			
Non-Qualified V	43,595.050	$ 11.64	$ 507,446
Non-Qualified V (0.75)	171,051.686	12.08	2,066,304
Non-Qualified IX	3,125.591	11.43	35,726
Non-Qualified XII	3,563.841	12.04	42,909
Non-Qualified XX	2,663.798	11.80	31,433
Non-Qualified XXIII	6,396.473	7.04	45,031
	230,396.439		$ 2,728,849
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,386.091	$ 7.26	$ 39,103
Non-Qualified V (0.75)	1,816.788	7.40	13,444
Non-Qualified IX	1,604.149	7.19	11,534
	8,807.028		$ 64,081
ING American Funds Growth Portfolio			
Currently payable annuity contracts:	184,325.130	$ 7.74	$ 1,426,677
Contracts in accumulation period:			
Non-Qualified XIII	458,590.249	7.98	3,659,550
Non-Qualified XIV	501,572.010	7.88	3,952,387
Non-Qualified XV	294,458.398	7.83	2,305,609
Non-Qualified XVI	49,001.575	7.81	382,702
Non-Qualified XVIII	18,184.243	7.67	139,473
Non-Qualified XIX	87,249.504	7.72	673,566
	1,593,381.109		$ 12,539,964
ING American Funds Growth-Income Portfolio			
Currently payable annuity contracts:	205,051.450	$ 7.57	$ 1,552,239
Contracts in accumulation period:			
Non-Qualified XIII	359,054.064	7.78	2,793,441
Non-Qualified XIV	529,158.699	7.68	4,063,939
Non-Qualified XV	311,713.559	7.64	2,381,492
Non-Qualified XVI	43,472.374	7.62	331,259
Non-Qualified XVIII	17,710.844	7.48	132,477
Non-Qualified XIX	21,824.629	7.52	164,121
	1,487,985.619		$ 11,418,968

Division/Contract	Units	Unit Value	Extended Value
ING American Funds International Portfolio			
Currently payable annuity contracts:	152,399.758	$ 9.76	$ 1,487,422
Contracts in accumulation period:			
Non-Qualified XIII	350,045.239	10.04	3,514,454
Non-Qualified XIV	526,282.381	9.91	5,215,458
Non-Qualified XV	215,649.837	9.85	2,124,151
Non-Qualified XVI	37,769.091	9.83	371,270
Non-Qualified XVIII	14,523.131	9.65	140,148
Non-Qualified XIX	59,882.315	9.71	581,457
	1,356,551.752		$ 13,434,360
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	279,414.529	$5.90 to $5.94	$ 1,648,648
Contracts in accumulation period:			
Non-Qualified V	168,582.959	6.27	1,057,015
Non-Qualified V (0.75)	230,496.842	6.33	1,459,045
Non-Qualified VII	878,643.315	5.88	5,166,423
Non-Qualified VIII	99,889.642	5.90	589,349
Non-Qualified IX	3,982.024	6.24	24,848
Non-Qualified X	12,301.892	6.28	77,256
Non-Qualified XII	4,131.315	6.32	26,110
Non-Qualified XIII	663,377.718	5.93	3,933,830
Non-Qualified XIV	896,771.361	5.90	5,290,951
Non-Qualified XV	322,430.189	5.88	1,895,890
Non-Qualified XVI	7,628.321	5.88	44,855
Non-Qualified XVIII	7,514.772	5.83	43,811
Non-Qualified XIX	17,097.031	5.85	100,018
Non-Qualified XX	888.216	6.31	5,605
Non-Qualified XXIII	8,762.284	7.15	62,650
	3,601,912.410		$ 21,426,304
ING Evergreen Health Sciences Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	10,099.069	$ 9.52	$ 96,143
Non-Qualified V (0.75)	58,040.788	9.69	562,415
Non-Qualified XII	288.733	9.68	2,795
Non-Qualified XX	499.943	9.62	4,809
	68,928.533		$ 666,162
ING Evergreen Omega Portfolio - Institutional Class			
Currently payable annuity contracts:	73,964.193	$8.58 to $8.96	$ 662,537
Contracts in accumulation period:			
Non-Qualified VII	272,891.421	8.40	2,292,288
Non-Qualified VIII	3,024.391	8.44	25,526
Non-Qualified XIII	132,881.072	9.51	1,263,699
Non-Qualified XIV	178,914.627	9.40	1,681,797
Non-Qualified XV	83,157.056	9.35	777,518
Non-Qualified XVI	11,705.331	9.33	109,211
Non-Qualified XVIII	12,253.193	9.18	112,484
Non-Qualified XIX	4,285.672	9.23	39,557
	773,076.956		$ 6,964,617

Division/Contract	Units	Unit Value		Extended Value	
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class					
Currently payable annuity contracts:	182,307.133	$	6.79	$	1,237,865
Contracts in accumulation period:					
Non-Qualified VII	482,506.058		6.71		3,237,616
Non-Qualified VIII	159,918.174		6.74		1,077,848
Non-Qualified XIII	483,580.468		6.79		3,283,511
Non-Qualified XIV	466,426.591		6.74		3,143,715
Non-Qualified XV	167,234.250		6.71		1,122,142
Non-Qualified XVI	31,306.737		6.70		209,755
Non-Qualified XVIII	13,867.227		6.62		91,801
Non-Qualified XIX	26,200.965		6.65		174,236
	2,013,347.603			$	13,578,489
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	19,668.384	$	8.88	$	174,655
Non-Qualified V (0.75)	62,805.972		9.04		567,766
Non-Qualified IX	1,178.686		8.80		10,372
Non-Qualified XII	3,167.125		9.03		28,599
Non-Qualified XX	3,790.622		8.98		34,040
	90,610.789			$	815,432
ING Franklin Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	129,483.284	$	7.81	$	1,011,264
Non-Qualified XIV	177,286.236		7.74		1,372,195
Non-Qualified XV	83,209.647		7.71		641,546
Non-Qualified XVI	18,898.531		7.70		145,519
Non-Qualified XVIII	1,462.380		7.61		11,129
Non-Qualified XIX	39,316.298		7.64		300,377
	449,656.376			$	3,482,030
ING Franklin Mutual Shares Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	81,917.928	$	7.35	$	602,097
Non-Qualified XIV	115,203.618		7.31		842,138
Non-Qualified XV	33,368.171		7.29		243,254
Non-Qualified XVI	7,351.285		7.29		53,591
Non-Qualified XVIII	2,896.342		7.23		20,941
Non-Qualified XIX	16,984.308		7.25		123,136
	257,721.652			$	1,885,157
ING Global Real Estate Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	14,266.615	$	6.70	$	95,586
Non-Qualified V (0.75)	136,534.887		6.71		916,149
Non-Qualified IX	2,303.447		6.69		15,410
Non-Qualified XII	8,860.365		6.71		59,453
	161,965.314			$	1,086,598

Division/Contract	Units	Unit Value		Extended Value	
ING Global Real Estate Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	64,669.562	$	7.30	$	472,088
Non-Qualified XIV	27,092.830		7.24		196,152
Non-Qualified XV	11,943.172		7.21		86,110
Non-Qualified XVI	1,939.031		7.20		13,961
Non-Qualified XVIII	6,731.429		7.11		47,860
Non-Qualified XIX	12,029.181		7.14		85,888
	124,405.205			$	902,059
ING Global Resources Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	125,599.421	$	7.84	$	984,699
Non-Qualified V (0.75)	369,260.741		7.93		2,928,238
Non-Qualified VII	53,619.571		8.25		442,361
Non-Qualified IX	9,097.513		7.80		70,961
Non-Qualified X	2,442.579		7.84		19,150
Non-Qualified XII	6,839.549		7.92		54,169
Non-Qualified XIII	80,820.105		7.68		620,698
Non-Qualified XIV	72,901.710		7.62		555,511
Non-Qualified XV	34,320.183		7.59		260,490
Non-Qualified XVI	8,357.521		7.58		63,350
Non-Qualified XVIII	1,317.056		7.49		9,865
Non-Qualified XIX	13,575.741		7.52		102,090
Non-Qualified XX	2,664.193		7.89		21,020
Non-Qualified XXIII	10,615.689		6.20		65,817
	791,431.572			$	6,198,419
ING Janus Contrarian Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	3,924.475	$	5.33	$	20,917
Non-Qualified V (0.75)	16,053.789		5.35		85,888
Non-Qualified XII	5,944.656		5.35		31,804
	25,922.920			$	138,609
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	184,178.062	$	9.71	$	1,788,369
Non-Qualified VIII	34,089.027		9.76		332,709
Non-Qualified XIII	57,318.042		7.60		435,617
Non-Qualified XIV	67,866.288		7.53		511,033
Non-Qualified XV	22,987.381		7.50		172,405
Non-Qualified XVI	5,219.230		7.49		39,092
Non-Qualified XVIII	2,808.601		7.40		20,784
Non-Qualified XIX	3,795.704		7.43		28,202
	378,262.335			$	3,328,211

Division/Contract	Units	Unit Value		Extended Value	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	29,472.647	$	11.83	$	348,661
Non-Qualified V (0.75)	297,377.148		12.05		3,583,395
Non-Qualified IX	16,919.230		11.72		198,293
Non-Qualified XII	983.841		12.03		11,836
Non-Qualified XX	2,997.880		11.96		35,855
Non-Qualified XXIII	1,018.395		5.87		5,978
	348,769.141			$	4,184,018
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified XIII	79,400.071	$	9.00	$	714,601
Non-Qualified XIV	87,643.869		8.90		780,030
Non-Qualified XV	26,913.852		8.85		238,188
Non-Qualified XVI	5,308.755		8.84		46,929
Non-Qualified XVIII	2,397.407		8.69		20,833
Non-Qualified XIX	13,579.323		8.74		118,683
	215,243.277			$	1,919,264
ING JPMorgan Small Cap Core Equity Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	1,028.127	$	8.74	$	8,986
Non-Qualified V (0.75)	10,289.476		8.90		91,576
Non-Qualified XXIII	138.083		7.37		1,018
	11,455.686			$	101,580
ING JPMorgan Value Opportunities Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified XIII	572,239.984	$	7.52	$	4,303,245
Non-Qualified XIV	575,866.352		7.44		4,284,446
Non-Qualified XV	177,034.556		7.39		1,308,285
Non-Qualified XVI	31,740.378		7.38		234,244
Non-Qualified XVIII	11,943.817		7.26		86,712
Non-Qualified XIX	49,130.171		7.30		358,650
	1,417,955.258			$	10,575,582
ING JPMorgan Value Opportunities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified VII	187,812.343	$	7.32	$	1,374,786
Non-Qualified VIII	6,980.878		7.36		51,379
	194,793.221			$	1,426,165

Division/Contract	Units	Unit Value		Extended Value	
ING Julius Baer Foreign Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	20,474.666	$	10.87	$	222,560
Non-Qualified V (0.75)	355,789.753		11.13		3,959,940
Non-Qualified IX	745.722		10.75		8,017
Non-Qualified XIII	213,965.036		7.00		1,497,755
Non-Qualified XIV	124,683.988		6.94		865,307
Non-Qualified XV	57,593.559		6.91		397,971
Non-Qualified XVI	6,055.509		6.90		41,783
Non-Qualified XVIII	2,737.170		6.82		18,668
Non-Qualified XIX	11,863.177		6.85		81,263
Non-Qualified XX	2,860.869		11.02		31,527
Non-Qualified XXIII	4,762.462		6.60		31,432
	801,531.911			$	7,156,223
ING Legg Mason Value Portfolio - Institutional Class					
Currently payable annuity contracts:	126,483.331	$	5.10	$	645,065
Contracts in accumulation period:					
Non-Qualified XIII	371,902.749		5.02		1,866,952
Non-Qualified XIV	605,216.264		4.96		3,001,873
Non-Qualified XV	234,564.039		4.93		1,156,401
Non-Qualified XVI	29,354.205		4.92		144,423
Non-Qualified XVIII	4,029.124		4.83		19,461
Non-Qualified XIX	37,239.730		4.86		180,985
	1,408,789.442			$	7,015,160
ING Legg Mason Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	2,823.613	$	4.93	$	13,920
Non-Qualified V (0.75)	28,733.783		5.02		144,244
Non-Qualified XX	737.238		4.99		3,679
	32,294.634			$	161,843
ING LifeStyle Aggressive Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	33,991.884	$	7.30	$	248,141
Non-Qualified XIV	66,689.035		7.23		482,162
Non-Qualified XV	15,928.414		7.19		114,525
Non-Qualified XVI	28,087.809		7.18		201,670
Non-Qualified XVIII	152.083		7.07		1,075
Non-Qualified XIX	2,879.355		7.10		20,443
	147,728.580			$	1,068,016
ING LifeStyle Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	205,021.801	$	7.74	$	1,586,869
Non-Qualified XIV	177,663.786		7.66		1,360,905
Non-Qualified XV	140,799.033		7.62		1,072,889
Non-Qualified XVI	46,179.774		7.61		351,428
Non-Qualified XVIII	1,968.355		7.49		14,743
Non-Qualified XIX	51,840.724		7.53		390,361
	623,473.473			$	4,777,195

Division/Contract	Units	Unit Value	Extended Value
ING LifeStyle Moderate Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	314,213.965	$ 8.17	$ 2,567,128
Non-Qualified XIV	323,026.967	8.09	2,613,288
Non-Qualified XV	105,804.102	8.05	851,723
Non-Qualified XVI	72,962.486	8.03	585,889
Non-Qualified XVIII	16,891.144	7.91	133,609
Non-Qualified XIX	30,896.526	7.95	245,627
	863,795.190		$ 6,997,264
ING LifeStyle Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	180,759.936	$ 8.65	$ 1,563,573
Non-Qualified XIV	314,370.117	8.56	2,691,008
Non-Qualified XV	144,803.734	8.51	1,232,280
Non-Qualified XVI	150,258.112	8.50	1,277,194
Non-Qualified XVIII	11,580.545	8.37	96,929
Non-Qualified XIX	53,906.430	8.41	453,353
	855,678.874		$ 7,314,337
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	73,714.587	$ 6.99	$ 515,265
Non-Qualified V (0.75)	479,053.201	7.08	3,391,697
Non-Qualified IX	1,960.618	6.94	13,607
Non-Qualified XII	5,019.594	7.07	35,489
Non-Qualified XX	2,998.565	7.04	21,110
Non-Qualified XXIII	5,608.723	7.65	42,907
	568,355.288		$ 4,020,075
ING Lord Abbett Affiliated Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified XIII	16,248.862	$ 7.01	$ 113,905
Non-Qualified XIV	30,935.517	6.96	215,311
Non-Qualified XV	17,250.792	6.93	119,548
Non-Qualified XVI	647.402	6.92	4,480
Non-Qualified XIX	664.423	6.86	4,558
	65,746.996		$ 457,802
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	6,924.478	$ 7.84	$ 54,288
Non-Qualified V (0.75)	88,941.572	7.99	710,643
Non-Qualified XII	3,143.639	7.97	25,055
Non-Qualified XIII	31,529.015	6.76	213,136
Non-Qualified XIV	24,092.434	6.71	161,660
Non-Qualified XV	6,117.548	6.68	40,865
Non-Qualified XVI	4,736.307	6.67	31,591
Non-Qualified XIX	6,150.923	6.61	40,658
Non-Qualified XXIII	1,022.894	7.09	7,252
	172,658.810		$ 1,285,148

Division/Contract	Units	Unit Value		Extended Value	
ING Marsico International Opportunities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	20,092.469	$	9.04	$	181,636
Non-Qualified V (0.75)	115,129.584		9.21		1,060,343
Non-Qualified VII	191,859.521		6.32		1,212,552
Non-Qualified VIII	12,666.299		6.35		80,431
Non-Qualified XII	3,167.371		9.19		29,108
Non-Qualified IX	2,608.173		8.96		23,369
Non-Qualified XIII	97,676.670		9.14		892,765
Non-Qualified XIV	131,109.844		9.04		1,185,233
Non-Qualified XV	25,014.278		8.99		224,878
Non-Qualified XVI	10,113.816		8.97		90,721
Non-Qualified XVIII	5,282.854		8.82		46,595
Non-Qualified XIX	11,044.033		8.87		97,961
Non-Qualified XX	1,285.592		9.14		11,750
Non-Qualified XXIII	127.188		6.02		766
	627,177.692			$	5,138,108
ING MFS Total Return Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified VII	1,184,444.845	$	9.10	$	10,778,448
Non-Qualified VIII	307,355.968		9.15		2,812,307
Non-Qualified XIII	1,439,660.294		9.25		13,316,858
Non-Qualified XIV	1,615,945.177		9.15		14,785,898
Non-Qualified XV	527,575.292		9.10		4,800,935
Non-Qualified XVI	141,639.520		9.08		1,286,087
Non-Qualified XVIII	28,206.968		8.93		251,888
Non-Qualified XIX	89,964.198		8.98		807,879
	5,334,792.262			$	48,840,300
ING MFS Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	11,331.793	$	10.96	$	124,196
Non-Qualified V (0.75)	83,774.306		11.28		944,974
Non-Qualified IX	681.264		11.26		7,671
Non-Qualified XII	4,241.851		11.24		47,678
Non-Qualified XX	1,625.798		11.15		18,128
Non-Qualified XXIII	1,261.400		8.43		10,634
	102,916.412			$	1,153,281
ING MFS Utilities Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	30,144.324	$	11.41	$	343,947
Non-Qualified V (0.75)	143,479.137		11.62		1,667,228
Non-Qualified IX	1,861.530		11.30		21,035
Non-Qualified XII	1,112.678		11.60		12,907
Non-Qualified XX	9,389.154		11.53		108,257
Non-Qualified XXIII	1,133.375		6.96		7,888
	187,120.198			$	2,161,262

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Currently payable annuity contracts:	28,754.197	$6.90 to $7.63	$ 205,562
Contracts in accumulation period:			
Non-Qualified VII	29,213.674	7.83	228,743
Non-Qualified VIII	4,006.374	7.88	31,570
Non-Qualified XIII	35,879.213	7.97	285,957
Non-Qualified XIV	45,373.001	7.88	357,539
Non-Qualified XV	15,163.342	7.83	118,729
Non-Qualified XVI	5,807.269	7.82	45,413
Non-Qualified XVIII	9,735.077	7.69	74,863
Non-Qualified XIX	12,845.012	7.73	99,292
	186,777.159		$ 1,447,668
ING Oppenheimer Main Street Portfolio® - Service Class			
Contracts in accumulation period:			
Non-Qualified V	700.830	$ 7.77	$ 5,445
Non-Qualified V (0.75)	13,454.325	7.91	106,424
	14,155.155		$ 111,869
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	5,888.959	$ 8.77	$ 51,646
Non-Qualified V (0.75)	59,201.202	8.93	528,667
Non-Qualified VII	129,370.494	8.74	1,130,698
Non-Qualified VIII	2,328.498	8.79	20,468
Non-Qualified XII	97.306	8.91	867
Non-Qualified XXIII	1,931.554	8.00	15,452
	198,818.013		$ 1,747,798
ING Pioneer Equity Income Portfolio - Institutional Class			
Contracts in accumulation period:			
Non-Qualified V	152,126.065	$ 6.29	$ 956,873
Non-Qualified V (0.75)	402,658.027	6.37	2,564,932
Non-Qualified IX	3,611.035	6.25	22,569
Non-Qualified XII	15,947.712	6.36	101,427
Non-Qualified XX	14,118.129	6.34	89,509
Non-Qualified XXIII	3,848.383	7.70	29,633
	592,309.351		$ 3,764,943
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	220,010.641	$7.77 to $8.55	$ 1,879,676
Contracts in accumulation period:			
Non-Qualified V	11,544.521	7.26	83,813
Non-Qualified V (0.75)	19,481.673	7.36	143,385
Non-Qualified XIII	276,102.134	8.64	2,385,522
Non-Qualified XIV	419,246.145	8.55	3,584,555
Non-Qualified XV	194,517.393	8.50	1,653,398
Non-Qualified XVI	4,047.657	8.49	34,365
Non-Qualified XVIII	8,421.624	8.34	70,236
Non-Qualified XIX	36,417.890	8.39	305,546
	1,189,789.678		$ 10,140,496

Division/Contract	Units	Unit Value		Extended Value	
ING Pioneer Mid Cap Value Portfolio - Institutional Class					
Contracts in accumulation period:					
Non-Qualified V	38,919.038	$	7.33	$	285,277
Non-Qualified V (0.75)	245,457.081		7.43		1,823,746
Non-Qualified IX	8,022.146		7.28		58,401
Non-Qualified XII	17,350.926		7.42		128,744
Non-Qualified XX	7,490.384		7.39		55,354
Non-Qualified XXIII	10,279.295		7.46		76,684
	327,518.870			$	2,428,206
ING Pioneer Mid Cap Value Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	46,011.803	$	7.32	$	336,806
Non-Qualified XIV	33,526.559		7.26		243,403
Non-Qualified XV	8,922.629		7.23		64,511
Non-Qualified XVI	3,592.346		7.22		25,937
Non-Qualified XVIII	1,517.293		7.14		10,833
Non-Qualified XIX	2,614.524		7.16		18,720
	96,185.154			$	700,210
ING T. Rowe Price Capital Appreciation Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	182,397.191	$	9.14	$	1,667,110
Non-Qualified V (0.75)	610,140.668		9.30		5,674,308
Non-Qualified IX	19,591.524		9.05		177,303
Non-Qualified XII	9,425.698		9.29		87,565
Non-Qualified XX	35,283.367		9.24		326,018
Non-Qualified XXIII	4,001.369		7.59		30,370
	860,839.817			$	7,962,674
ING T. Rowe Price Equity Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	53,532.855	$	10.78	$	577,084
Non-Qualified V (0.75)	190,851.757		11.09		2,116,546
Non-Qualified IX	245.540		11.30		2,775
Non-Qualified XIII	65,793.912		7.20		473,716
Non-Qualified XIV	89,802.966		7.14		641,193
Non-Qualified XV	30,564.210		7.11		217,312
Non-Qualified XVI	25,099.396		7.10		178,206
Non-Qualified XVIII	509.625		7.02		3,578
Non-Qualified XIX	7,476.279		7.05		52,708
Non-Qualified XX	10,489.749		10.96		114,968
Non-Qualified XXII	1,436.897		7.30		10,489
	475,803.186			$	4,388,575

Division/Contract	Units	Unit Value		Extended Value	
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified XIII	10,163.553	$	6.76	$	68,706
Non-Qualified XIV	20,252.169		6.70		135,690
Non-Qualified XV	9,758.565		6.67		65,090
Non-Qualified XVI	7,281.168		6.66		48,493
Non-Qualified XVIII	3,868.299		6.58		25,453
Non-Qualified XIX	14,306.982		6.61		94,569
	65,630.736			$	438,001
ING Van Kampen Capital Growth Portfolio - Institutional Class					
Currently payable annuity contracts:	70,169.265	$	5.36	$	376,107
Contracts in accumulation period:					
Non-Qualified V	1,237.913		5.51		6,821
Non-Qualified V (0.75)	46,840.307		5.53		259,027
Non-Qualified VII	1,867,415.640		5.36		10,009,348
Non-Qualified VIII	244,332.582		5.36		1,309,623
Non-Qualified XIII	882,336.689		5.37		4,738,148
Non-Qualified XIV	885,064.394		5.36		4,743,945
Non-Qualified XV	288,004.748		5.36		1,543,705
Non-Qualified XVI	35,095.483		5.36		188,112
Non-Qualified XVIII	15,869.582		5.34		84,744
Non-Qualified XIX	55,848.979		5.35		298,792
	4,392,215.582			$	23,558,372
ING Van Kampen Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	21,054.234	$	8.58	$	180,645
Non-Qualified V (0.75)	70,978.678		8.74		620,354
Non-Qualified IX	2,831.919		8.50		24,071
Non-Qualified XXIII	1,259.391		7.78		9,798
	96,124.222			$	834,868
ING Van Kampen Real Estate Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	16,106.007	$	6.07	$	97,763
Non-Qualified V (0.75)	147,199.717		6.15		905,278
Non-Qualified IX	1,203.264		6.03		7,256
Non-Qualified XII	5,498.339		6.14		33,760
Non-Qualified XX	2,862.275		6.12		17,517
Non-Qualified XXIII	412.880		6.43		2,655
	173,282.482			$	1,064,229

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus International Equity Portfolio -			
Institutional Class			
Currently payable annuity contracts:	214,391.352	$5.23 to $5.26	$ 1,121,453
Contracts in accumulation period:			
Non-Qualified V	13,631.032	5.31	72,381
Non-Qualified V (0.75)	154,959.803	5.34	827,485
Non-Qualified VII	656,284.815	5.34	3,504,561
Non-Qualified VIII	110,844.647	5.35	593,019
Non-Qualified XII	9,596.375	5.34	51,245
Non-Qualified XIII	274,088.709	5.37	1,471,856
Non-Qualified XIV	267,012.873	5.35	1,428,519
Non-Qualified XV	93,609.768	5.34	499,876
Non-Qualified XVI	23,531.644	5.34	125,659
Non-Qualified XVIII	8,588.431	5.31	45,605
Non-Qualified XIX	16,250.461	5.32	86,452
Non-Qualified XX	967.602	5.33	5,157
Non-Qualified XXIII	312.811	6.55	2,049
	1,844,070.323		$ 9,835,317
ING VP Index Plus International Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	11,141.615	$ 6.44	$ 71,752
Non-Qualified V (0.75)	74,360.778	6.53	485,576
Non-Qualified VII	4,266.309	6.44	27,475
Non-Qualified XX	777.290	6.49	5,045
Non-Qualified XXIII	1,498.546	6.56	9,830
	92,044.538		$ 599,678
ING Wells Fargo Small Cap Disciplined Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	595.027	$ 6.73	$ 4,005
Non-Qualified XIII	6,567.253	6.65	43,672
Non-Qualified XIV	7,268.308	6.60	47,971
Non-Qualified XV	2,760.793	6.57	18,138
Non-Qualified XVI	1,237.117	6.56	8,115
Non-Qualified XIX	230.078	6.51	1,498
	18,658.576		$ 123,399
ING American Century Large Company Value Portfolio			
- Service Class			
Contracts in accumulation period:			
Non-Qualified V	4,171.760	$ 7.82	$ 32,623
Non-Qualified V (0.75)	16,586.716	8.09	134,187
Non-Qualified XXIII	409.195	7.38	3,020
	21,167.671		$ 169,830
ING American Century Small-Mid Cap Value Portfolio -			
Service Class			
Contracts in accumulation period:			
Non-Qualified V	9,419.426	$ 10.94	$ 103,049
Non-Qualified V (0.75)	90,747.121	11.32	1,027,257
Non-Qualified IX	647.078	10.76	6,963
Non-Qualified XX	4,900.430	12.82	62,824
	105,714.055		$ 1,200,093

Division/Contract	Units	Unit Value	Extended Value
ING Baron Asset Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	1,843.875	$ 6.32	$ 11,653
Non-Qualified V (0.75)	39,559.728	6.40	253,182
Non-Qualified XX	121.799	6.37	776
Non-Qualified XXIII	88.693	6.83	606
	41,614.095		$ 266,217
ING Baron Small Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	37,552.978	$ 10.61	$ 398,437
Non-Qualified V (0.75)	147,958.377	10.97	1,623,103
Non-Qualified IX	37.171	10.44	388
Non-Qualified XII	5,422.536	10.94	59,323
Non-Qualified XIII	45,907.824	6.19	284,169
Non-Qualified XIV	32,126.832	6.14	197,259
Non-Qualified XV	15,119.201	6.11	92,378
Non-Qualified XVI	1,660.469	6.10	10,129
Non-Qualified XVIII	2,124.456	6.03	12,810
Non-Qualified XIX	3,945.783	6.05	23,872
Non-Qualified XX	3,679.529	12.04	44,302
Non-Qualified XXIII	2,758.596	6.95	19,172
	298,293.752		$ 2,765,342
ING Columbia Small Cap Value II Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	2,444.135	$ 6.66	$ 16,278
Non-Qualified V (0.75)	5,758.324	6.75	38,869
Non-Qualified XIII	42,429.452	6.72	285,126
Non-Qualified XIV	32,316.474	6.66	215,228
Non-Qualified XV	20,158.338	6.63	133,650
Non-Qualified XVI	2,141.500	6.62	14,177
Non-Qualified XVIII	1,375.691	6.54	8,997
Non-Qualified XIX	7,413.032	6.57	48,704
	114,036.946		$ 761,029
ING Davis New York Venture Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	17,493.456	$ 8.12	$ 142,047
Non-Qualified V (0.75)	103,299.423	8.39	866,682
Non-Qualified IX	110.110	7.79	858
Non-Qualified XIII	38,658.386	6.82	263,650
Non-Qualified XIV	53,798.418	6.77	364,215
Non-Qualified XV	31,403.068	6.74	211,657
Non-Qualified XVI	16,438.051	6.73	110,628
Non-Qualified XVIII	1,241.370	6.65	8,255
Non-Qualified XIX	18,646.076	6.67	124,369
Non-Qualified XX	32.296	9.91	320
Non-Qualified XXII	900.743	6.89	6,206
Non-Qualified XXIII	2,729.447	7.12	19,434
	284,750.844		$ 2,118,321

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	31,509.609	$ 11.56	$ 364,251
Non-Qualified V (0.75)	81,613.418	11.95	975,280
Non-Qualified IX	2,337.836	11.36	26,558
Non-Qualified XX	10,794.797	13.27	143,247
Non-Qualified XXIII	2,769.730	7.53	20,856
	129,025.390		$ 1,530,192
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	97,267.990	$6.76 to $7.29	$ 659,847
Contracts in accumulation period:			
Non-Qualified V	165,317.843	9.97	1,648,219
Non-Qualified V (0.75)	137,908.904	10.63	1,465,972
Non-Qualified VII	825,392.501	9.46	7,808,213
Non-Qualified VIII	127,133.595	6.52	828,911
Non-Qualified IX	6,504.847	9.68	62,967
Non-Qualified X	6,490.857	9.97	64,714
Non-Qualified XII	1,775.016	5.79	10,277
Non-Qualified XIII	250,683.150	5.46	1,368,730
Non-Qualified XIV	311,754.318	5.29	1,649,180
Non-Qualified XV	100,160.597	5.21	521,837
Non-Qualified XVI	15,531.595	3.65	56,690
Non-Qualified XVIII	4,820.352	3.52	16,968
Non-Qualified XIX	5,758.736	3.56	20,501
Non-Qualified XX	201.094	9.65	1,941
Non-Qualified XXIII	16,460.190	6.88	113,246
	2,073,161.585		$ 16,298,213
ING Neuberger Berman Partners Portfolio - Initial Class			
Currently payable annuity contracts:	437,056.724	$5.30 to $5.44	$ 2,375,303
Contracts in accumulation period:			
Non-Qualified VII	654,834.652	5.34	3,496,817
Non-Qualified VIII	214,304.933	5.37	1,150,817
Non-Qualified XIII	394,081.104	5.41	2,131,979
Non-Qualified XIV	630,778.123	5.36	3,380,971
Non-Qualified XV	202,447.506	5.34	1,081,070
Non-Qualified XVI	33,313.796	5.34	177,896
Non-Qualified XVIII	15,338.662	5.27	80,835
Non-Qualified XIX	31,946.096	5.29	168,995
	2,614,101.596		$ 14,044,683
ING Neuberger Berman Partners Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	20,699.331	$ 5.40	$ 111,776
Non-Qualified V (0.75)	20,888.131	5.48	114,467
	41,587.462		$ 226,243

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	304,143.773	$8.41 to $8.46	$ 2,557,873
Contracts in accumulation period:			
Non-Qualified V	567,229.726	8.42	4,776,074
Non-Qualified V (0.75)	1,640,129.444	8.59	14,088,712
Non-Qualified VII	3,175,943.035	8.64	27,440,148
Non-Qualified VIII	472,211.861	8.68	4,098,799
Non-Qualified IX	34,332.384	8.34	286,332
Non-Qualified X	18,704.473	8.42	157,492
Non-Qualified XII	10,499.355	8.57	89,979
Non-Qualified XIII	1,090,401.099	8.78	9,573,722
Non-Qualified XIV	1,047,042.467	8.68	9,088,329
Non-Qualified XV	326,326.932	8.64	2,819,465
Non-Qualified XVI	43,548.981	8.62	375,392
Non-Qualified XVIII	7,176.102	8.47	60,782
Non-Qualified XIX	57,847.344	8.52	492,859
Non-Qualified XX	27,487.293	8.52	234,192
Non-Qualified XXII	2,273.146	7.20	16,367
Non-Qualified XXIII	66,468.703	7.00	465,281
	8,891,766.118		$ 76,621,798
ING Oppenheimer Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	254,002.599	$9.36 to $9.88	$ 2,468,712
Contracts in accumulation period:			
Non-Qualified V	208,418.208	9.60	2,000,815
Non-Qualified V (0.75)	474,155.378	9.79	4,641,981
Non-Qualified VII	1,075,638.876	9.65	10,379,915
Non-Qualified VIII	214,791.016	9.70	2,083,473
Non-Qualified IX	5,828.066	9.51	55,425
Non-Qualified X	32,500.861	9.60	312,008
Non-Qualified XII	4,003.007	9.77	39,109
Non-Qualified XIII	804,002.439	9.81	7,887,264
Non-Qualified XIV	877,000.294	9.70	8,506,903
Non-Qualified XV	312,909.000	9.65	3,019,572
Non-Qualified XVI	154,605.354	9.63	1,488,850
Non-Qualified XVIII	15,898.938	9.47	150,563
Non-Qualified XIX	86,526.736	9.52	823,735
Non-Qualified XX	9,583.173	9.72	93,148
Non-Qualified XXII	826.021	9.51	7,855
Non-Qualified XXIII	8,125.396	8.33	67,685
	4,538,815.362		$ 44,027,013
ING Oppenheimer Strategic Income Portfolio - Service Class			
Currently payable annuity contracts:	1,624.683	$ 9.57	$ 15,548

Division/Contract	Units	Unit Value		Extended Value	
ING PIMCO Total Return Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	136,664.593	$	12.51	$	1,709,674
Non-Qualified V (0.75)	584,272.004		12.94		7,560,480
Non-Qualified IX	23,946.116		12.30		294,537
Non-Qualified XX	25,977.366		12.48		324,198
Non-Qualified XXII	1,560.149		10.99		17,146
Non-Qualified XXIII	3,417.259		9.96		34,036
	775,837.487			$	9,940,071
ING Pioneer High Yield Portfolio - Initial Class					
Currently payable annuity contracts:	176,487.249	$	7.30	$	1,288,357
Contracts in accumulation period:					
Non-Qualified V	5,719.763		7.73		44,214
Non-Qualified V (0.75)	18,820.679		7.83		147,366
Non-Qualified VII	515,491.923		7.24		3,732,162
Non-Qualified VIII	104,354.068		7.24		755,523
Non-Qualified XII	95.141		7.82		744
Non-Qualified XIII	300,690.629		7.25		2,180,007
Non-Qualified XIV	422,502.314		7.24		3,058,917
Non-Qualified XV	114,556.512		7.24		829,389
Non-Qualified XVI	39,464.883		7.24		285,726
Non-Qualified XVIII	13,504.288		7.22		97,501
Non-Qualified XIX	32,835.068		7.23		237,398
Non-Qualified XX	1,429.297		7.79		11,134
	1,745,951.814			$	12,668,438
ING Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	26,624.607	$	8.72	$	232,167
Non-Qualified V (0.75)	181,408.596		8.88		1,610,908
Non-Qualified IX	16,174.120		8.64		139,744
Non-Qualified XXIII	55,546.342		7.92		439,927
	279,753.665			$	2,422,746
ING Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	14,939.814	$	8.19	$	122,357
Non-Qualified V (0.75)	79,098.432		8.34		659,681
Non-Qualified XX	438.818		8.28		3,633
Non-Qualified XXIII	91,701.707		7.43		681,344
	186,178.771			$	1,467,015
ING Solution 2035 Portfolio - Service Class					
Contracts in accumulation period:					
Non-Qualified V	2,678.226	$	8.07	$	21,613
Non-Qualified V (0.75)	62,190.476		8.22		511,206
Non-Qualified XXIII	92,142.925		7.20		663,429
	157,011.627			$	1,196,248

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	7,599.254	$ 7.95	$ 60,414
Non-Qualified V (0.75)	59,614.905	8.10	482,881
Non-Qualified XX	405.121	8.04	3,257
Non-Qualified XXIII	31,225.276	6.95	217,016
	98,844.556		$ 763,568
ING Solution Income Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V (0.75)	123,430.797	$ 9.52	$ 1,175,061
Non-Qualified XXIII	20,072.565	8.67	174,029
	143,503.362		$ 1,349,090
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	477,756.560	$ 7.52	$ 3,592,729
Non-Qualified V (0.75)	608,109.830	7.66	4,658,121
Non-Qualified VII	952,194.528	7.88	7,503,293
Non-Qualified VIII	154,333.963	7.92	1,222,325
Non-Qualified IX	31,481.105	7.44	234,219
Non-Qualified X	17,418.299	7.52	130,986
Non-Qualified XII	6,675.180	7.65	51,065
Non-Qualified XIII	824,868.437	8.01	6,607,196
Non-Qualified XIV	710,683.927	7.92	5,628,617
Non-Qualified XV	289,588.751	7.88	2,281,959
Non-Qualified XVI	19,244.564	7.86	151,262
Non-Qualified XVIII	10,717.027	7.73	82,843
Non-Qualified XIX	18,724.681	7.78	145,678
Non-Qualified XX	1,315.750	7.60	10,000
Non-Qualified XXII	1,931.673	7.09	13,696
Non-Qualified XXIII	53,277.640	6.30	335,649
	4,178,321.915		$ 32,649,638
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	324,951.128	$7.67 to $9.89	$ 3,200,625
Contracts in accumulation period:			
Non-Qualified V	102,325.947	14.84	1,518,517
Non-Qualified V (0.75)	236,010.358	15.83	3,736,044
Non-Qualified VII	810,651.410	18.58	15,061,903
Non-Qualified VIII	86,676.048	13.63	1,181,395
Non-Qualified IX	10,532.786	14.41	151,777
Non-Qualified X	5,445.771	14.84	80,815
Non-Qualified XII	2,658.954	9.34	24,835
Non-Qualified XX	8,699.301	10.16	88,385
Non-Qualified XXII	1,309.198	7.07	9,256
Non-Qualified XXIII	23,781.077	6.64	157,906
	1,613,041.978		$ 25,211,458

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	199,923.390	$6.24 to $6.26	$ 1,247,707
Contracts in accumulation period:			
Non-Qualified V	465,424.428	6.28	2,922,865
Non-Qualified V (0.75)	431,715.637	6.31	2,724,126
Non-Qualified VII	251,703.183	6.24	1,570,628
Non-Qualified VIII	65,676.818	6.25	410,480
Non-Qualified IX	14,442.936	6.27	90,557
Non-Qualified X	8,166.709	6.28	51,287
Non-Qualified XII	6,775.124	6.31	42,751
Non-Qualified XIII	541,950.058	6.26	3,392,607
Non-Qualified XIV	638,393.283	6.25	3,989,958
Non-Qualified XV	174,554.136	6.24	1,089,218
Non-Qualified XVI	49,750.726	6.24	310,445
Non-Qualified XVIII	18,851.905	6.22	117,259
Non-Qualified XIX	30,347.244	6.23	189,063
Non-Qualified XX	2,857.300	6.30	18,001
Non-Qualified XXIII	10,720.612	6.93	74,294
	2,911,253.489		$ 18,241,246
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	154,113.612	$7.91 to $11.74	$ 1,800,039
Contracts in accumulation period:			
Non-Qualified V	97,407.006	19.26	1,876,059
Non-Qualified V (0.75)	101,059.220	20.54	2,075,756
Non-Qualified VII	222,200.946	9.00	1,999,809
Non-Qualified VIII	48,062.878	9.16	440,256
Non-Qualified IX	3,271.198	18.70	61,171
Non-Qualified X	3,714.665	19.26	71,544
Non-Qualified XIII	300,733.547	7.57	2,276,553
Non-Qualified XIV	281,873.969	7.33	2,066,136
Non-Qualified XV	68,786.605	7.22	496,639
Non-Qualified XVI	20,221.647	4.56	92,211
Non-Qualified XVIII	6,020.779	4.39	26,431
Non-Qualified XIX	18,956.620	4.45	84,357
Non-Qualified XX	287.194	9.79	2,812
Non-Qualified XXIII	7,146.685	7.18	51,313
	1,333,856.571		$ 13,421,086

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	181,081.482	$ 10.53	$ 1,906,788
Non-Qualified V (0.75)	179,961.069	11.23	2,020,963
Non-Qualified VI	18,434.566	8.95	164,989
Non-Qualified VII	586,786.154	10.26	6,020,426
Non-Qualified VIII	80,969.208	7.16	579,740
Non-Qualified IX	8,494.394	10.22	86,813
Non-Qualified X	74,615.045	10.53	785,696
Non-Qualified XI	6,261.773	8.95	56,043
Non-Qualified XIII	195,454.271	7.08	1,383,816
Non-Qualified XIV	236,400.118	6.86	1,621,705
Non-Qualified XV	66,661.524	6.75	449,965
Non-Qualified XVI	11,845.115	5.05	59,818
Non-Qualified XVIII	16,056.251	4.86	78,033
Non-Qualified XIX	3,149.671	4.92	15,496
Non-Qualified XX	243.898	9.76	2,380
Non-Qualified XXIII	9,298.635	6.93	64,440
	1,675,713.174		$ 15,297,111
ING Van Kampen Comstock Portfolio - Service Class			
Contracts in accumulation period:			
Non-Qualified V	21,623.820	$ 8.68	$ 187,695
Non-Qualified V (0.75)	120,704.424	8.98	1,083,926
Non-Qualified IX	2,559.994	8.54	21,862
Non-Qualified XX	6,878.137	10.26	70,570
Non-Qualified XXIII	820.235	7.41	6,078
	152,586.610		$ 1,370,131
ING Van Kampen Equity and Income Portfolio - Initial Class			
Contracts in accumulation period:			
Non-Qualified V	413,809.730	$ 9.20	$ 3,807,050
Non-Qualified V (0.75)	614,576.593	9.38	5,764,728
Non-Qualified VII	1,655,410.378	9.32	15,428,425
Non-Qualified VIII	437,175.745	9.38	4,100,708
Non-Qualified IX	5,717.358	9.11	52,085
Non-Qualified X	6,324.976	9.20	58,190
Non-Qualified XII	587.430	9.37	5,504
Non-Qualified XIII	1,577,267.278	9.48	14,952,494
Non-Qualified XIV	1,750,546.005	9.38	16,420,122
Non-Qualified XV	562,571.344	9.32	5,243,165
Non-Qualified XVI	63,450.082	9.31	590,720
Non-Qualified XVIII	6,525.010	9.15	59,704
Non-Qualified XIX	67,482.790	9.20	620,842
Non-Qualified XX	17,039.209	9.31	158,635
Non-Qualified XXIII	3,627.397	8.39	30,434
	7,182,111.325		$ 67,292,806

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	158,688.985	$ 12.83	$ 2,035,980
Contracts in accumulation period:			
Non-Qualified V	41,707.524	14.53	606,010
Non-Qualified V (0.75)	25,742.642	15.49	398,754
Non-Qualified VII	267,453.480	14.22	3,803,188
Non-Qualified VIII	99,062.041	13.46	1,333,375
Non-Qualified IX	847.190	14.11	11,954
Non-Qualified X	5,339.379	15.13	80,785
Non-Qualified XXIII	977.531	8.30	8,114
	599,818.772		$ 8,278,160
ING VP Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	216,295.437	$6.85 to $9.37	$ 2,008,183
Contracts in accumulation period:			
Non-Qualified V	39,243.282	13.63	534,886
Non-Qualified V (0.75)	123,173.008	14.54	1,790,936
Non-Qualified VII	226,770.591	13.34	3,025,120
Non-Qualified VIII	45,437.198	12.04	547,064
Non-Qualified IX	2,191.398	13.24	29,014
Non-Qualified X	9,860.958	14.20	140,026
Non-Qualified XX	4,515.806	10.02	45,248
Non-Qualified XXIII	43,260.794	7.34	317,534
	710,748.472		$ 8,438,011
ING VP Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	237,073.228	$7.62 to $9.93	$ 2,339,104
Contracts in accumulation period:			
Non-Qualified V	37,418.289	13.94	521,611
Non-Qualified V (0.75)	71,744.781	14.87	1,066,845
Non-Qualified VII	345,607.587	13.65	4,717,544
Non-Qualified VIII	69,230.159	12.54	868,146
Non-Qualified X	2,679.163	14.52	38,901
Non-Qualified XX	3,933.474	10.26	40,357
Non-Qualified XXIII	2,029.675	7.79	15,811
	769,716.356		$ 9,608,319

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,255,849.174	$5.16 to $200.72	$ 45,472,782
Contracts in accumulation period:			
Non-Qualified 1964	958.674	170.64	163,588
Non-Qualified V	1,651,069.438	15.90	26,252,004
Non-Qualified V (0.75)	3,039,549.042	16.95	51,520,356
Non-Qualified VI	570,115.308	14.98	8,540,327
Non-Qualified VII	1,428,705.761	15.60	22,287,810
Non-Qualified VIII	298,241.576	10.59	3,158,378
Non-Qualified IX	42,279.439	15.44	652,795
Non-Qualified X	659,378.690	16.36	10,787,435
Non-Qualified XI	7,050.926	15.42	108,725
Non-Qualified XII	39,014.872	6.81	265,691
Non-Qualified XIII	835,276.100	6.50	5,429,295
Non-Qualified XIV	545,596.286	6.30	3,437,257
Non-Qualified XV	289,631.353	6.20	1,795,714
Non-Qualified XVI	510,836.096	5.52	2,819,815
Non-Qualified XVIII	43,499.573	5.32	231,418
Non-Qualified XIX	472,253.796	5.38	2,540,725
Non-Qualified XX	27,882.949	9.73	271,301
Non-Qualified XXII	2,278.854	7.28	16,590
Non-Qualified XXIII	129,790.927	7.14	926,707
	11,849,258.834		$ 186,678,713
ING GET U.S. Core Portfolio - Series 3			
Contracts in accumulation period:			
Non-Qualified VII	384,039.505	$ 10.00	$ 3,840,395
Non-Qualified VIII	212,580.904	10.08	2,142,816
Non-Qualified XIII	319,865.921	10.23	3,272,228
Non-Qualified XIV	192,003.056	10.08	1,935,391
Non-Qualified XV	89,950.305	10.00	899,503
Non-Qualified XVI	238,686.458	9.98	2,382,091
Non-Qualified XVIII	12,658.613	9.75	123,421
Non-Qualified XIX	225,178.452	9.82	2,211,252
	1,674,963.214		$ 16,807,097
ING GET U.S. Core Portfolio - Series 4			
Contracts in accumulation period:			
Non-Qualified VII	22,457.310	$ 10.26	$ 230,412
Non-Qualified VIII	670.731	10.33	6,929
Non-Qualified XIII	52,057.459	10.48	545,562
Non-Qualified XIV	64,985.535	10.33	671,301
Non-Qualified XV	19,381.245	10.26	198,852
Non-Qualified XVI	34,485.800	10.23	352,790
Non-Qualified XVIII	1,864.949	10.01	18,668
Non-Qualified XIX	51,473.514	10.08	518,853
	247,376.543		$ 2,543,367

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Non-Qualified VII	12,280.043	$	10.48	$	128,695
Non-Qualified VIII	4,819.226		10.55		50,843
Non-Qualified XIII	93,885.939		10.70		1,004,580
Non-Qualified XIV	11,879.819		10.55		125,332
Non-Qualified XV	14,610.115		10.48		153,114
Non-Qualified XVI	10,143.060		10.46		106,096
Non-Qualified XIX	11,327.404		10.31		116,786
	158,945.606			$	1,685,446
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Non-Qualified VII	258,442.859	$	10.26	$	2,651,624
Non-Qualified VIII	62,771.358		10.33		648,428
Non-Qualified XIII	601,730.817		10.46		6,294,104
Non-Qualified XIV	760,570.089		10.33		7,856,689
Non-Qualified XV	411,265.477		10.26		4,219,584
Non-Qualified XVI	22,932.824		10.24		234,832
Non-Qualified XIX	53,473.690		10.10		540,084
	2,171,187.114			$	22,445,345
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Non-Qualified VII	135,647.364	$	10.26	$	1,391,742
Non-Qualified VIII	5,158.985		10.32		53,241
Non-Qualified XIII	296,993.978		10.45		3,103,587
Non-Qualified XIV	382,193.550		10.32		3,944,237
Non-Qualified XV	357,191.962		10.26		3,664,790
Non-Qualified XVI	5,239.242		10.24		53,650
Non-Qualified XIX	37,724.723		10.11		381,397
	1,220,149.804			$	12,592,644
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Non-Qualified VII	126,826.120	$	10.23	$	1,297,431
Non-Qualified VIII	17,239.636		10.30		177,568
Non-Qualified XIII	374,758.479		10.39		3,893,741
Non-Qualified XIV	287,848.671		10.27		2,956,206
Non-Qualified XV	238,145.808		10.21		2,431,469
Non-Qualified XVI	9,388.251		10.19		95,666
Non-Qualified XVIII	175.338		10.02		1,757
Non-Qualified XIX	6,738.088		10.08		67,920
	1,061,120.391			$	10,921,758

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Non-Qualified VII	23,117.454	$	10.22	$	236,260
Non-Qualified XIII	298,188.122		10.37		3,092,211
Non-Qualified XIV	257,590.415		10.26		2,642,878
Non-Qualified XV	192,774.306		10.21		1,968,226
Non-Qualified XVI	448.012		10.19		4,565
Non-Qualified XIX	18,450.164		10.08		185,978
	790,568.473			$	8,130,118
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Non-Qualified VII	9,763.297	$	10.31	$	100,660
Non-Qualified VIII	18,464.978		10.37		191,482
Non-Qualified XIII	187,805.117		10.44		1,960,685
Non-Qualified XIV	213,815.560		10.34		2,210,853
Non-Qualified XV	191,437.077		10.29		1,969,888
Non-Qualified XVI	141.361		10.27		1,452
Non-Qualified XIX	8,520.617		10.17		86,655
	629,948.007			$	6,521,675
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Non-Qualified VII	16,603.502	$	10.46	$	173,673
Non-Qualified VIII	707.753		10.51		7,438
Non-Qualified XIII	295,619.130		10.61		3,136,519
Non-Qualified XIV	323,564.888		10.51		3,400,667
Non-Qualified XV	99,316.631		10.46		1,038,852
Non-Qualified XVI	30,770.333		10.45		321,550
Non-Qualified XVIII	3,498.785		10.30		36,037
Non-Qualified XIX	1,477.134		10.35		15,288
	771,558.156			$	8,130,024
ING GET U.S. Core Portfolio - Series 12					
Contracts in accumulation period:					
Non-Qualified VII	47,029.084	$	10.41	$	489,573
Non-Qualified VIII	5,803.620		10.46		60,706
Non-Qualified XIII	878,206.474		10.55		9,265,078
Non-Qualified XIV	523,031.448		10.46		5,470,909
Non-Qualified XV	439,689.496		10.41		4,577,168
Non-Qualified XVI	28,017.300		10.40		291,380
Non-Qualified XVIII	13,912.736		10.26		142,745
Non-Qualified XIX	10,033.926		10.31		103,450
	1,945,724.084			$	20,401,009

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 13					
Contracts in accumulation period:					
Non-Qualified VII	57,640.856	$	10.42	$	600,618
Non-Qualified VIII	3,222.222		10.46		33,704
Non-Qualified XIII	911,511.467		10.54		9,607,331
Non-Qualified XIV	494,037.849		10.46		5,167,636
Non-Qualified XV	336,217.107		10.42		3,503,382
Non-Qualified XVI	14,845.416		10.41		154,541
Non-Qualified XIX	35,676.319		10.33		368,536
	1,853,151.236			$	19,435,748
ING GET U.S. Core Portfolio - Series 14					
Contracts in accumulation period:					
Non-Qualified VII	33,778.992	$	10.34	$	349,275
Non-Qualified VIII	4,292.833		10.38		44,560
Non-Qualified XIII	459,856.103		10.44		4,800,898
Non-Qualified XIV	264,953.394		10.38		2,750,216
Non-Qualified XV	50,304.777		10.34		520,151
Non-Qualified XVI	455,094.828		10.33		4,701,130
Non-Qualified XVIII	251,621.686		10.24		2,576,606
Non-Qualified XIX	520,739.404		10.27		5,347,994
	2,040,642.017			$	21,090,830
ING BlackRock Global Science and Technology Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	87,831.622	$	2.94	$	258,225
Non-Qualified V (0.75)	366,248.505		3.07		1,124,383
Non-Qualified VII	252,696.152		2.90		732,819
Non-Qualified VIII	23,732.599		2.94		69,774
Non-Qualified IX	5,391.910		2.88		15,529
Non-Qualified XII	1,495.552		3.06		4,576
Non-Qualified XIII	255,180.288		3.02		770,644
Non-Qualified XIV	201,094.847		2.94		591,219
Non-Qualified XV	27,538.221		2.90		79,861
Non-Qualified XVI	9,707.417		3.02		29,316
Non-Qualified XVIII	3,286.519		2.91		9,564
Non-Qualified XIX	8,377.515		2.95		24,714
Non-Qualified XX	864.948		9.89		8,554
Non-Qualified XXIII	3,523.464		6.87		24,206
	1,246,969.559			$	3,743,384
ING International Index Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V (0.75)	34,636.247	$	5.94	$	205,739
Non-Qualified IX	896.019		5.91		5,295
	35,532.266			$	211,034

Division/Contract	Units	Unit Value	Extended Value
ING Lehman Brothers U.S. Aggregate Bond Index®			
Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	636.542	$ 10.19	$ 6,486
Non-Qualified V (0.75)	8,791.789	10.22	89,852
	9,428.331		$ 96,338
ING Opportunistic Large Cap Growth Portfolio - Class I			
Currently payable annuity contracts:	105,165.872	$7.35 to $10.29	$ 1,060,922
Contracts in accumulation period:			
Non-Qualified V	19,373.839	10.07	195,095
Non-Qualified V (0.75)	117,293.109	10.68	1,252,690
Non-Qualified VII	144,916.556	9.88	1,431,776
Non-Qualified VIII	52,466.917	10.06	527,817
Non-Qualified IX	1,327.768	9.78	12,986
Non-Qualified XII	74.599	6.63	495
Non-Qualified XIII	268,461.194	6.07	1,629,559
Non-Qualified XIV	238,538.823	5.88	1,402,608
Non-Qualified XV	41,584.401	5.79	240,774
Non-Qualified XVI	27,610.705	3.83	105,749
Non-Qualified XVIII	3,817.512	3.69	14,087
Non-Qualified XIX	14,970.732	3.73	55,841
Non-Qualified XX	912.830	8.99	8,206
Non-Qualified XXIII	3,576.974	6.89	24,645
	1,040,091.831		$ 7,963,250
ING Opportunistic Large Cap Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	14,498.251	$ 14.10	$ 204,425
Non-Qualified V (0.75)	76,301.601	14.95	1,140,709
Non-Qualified VII	197,466.924	13.84	2,732,942
Non-Qualified VIII	31,880.161	14.09	449,191
Non-Qualified IX	655.258	13.69	8,970
Non-Qualified X	5,302.811	14.10	74,770
Non-Qualified XII	2,952.682	10.09	29,793
Non-Qualified XX	721.724	9.70	7,001
Non-Qualified XXIII	4,491.103	7.66	34,402
	334,270.515		$ 4,682,203
ING Opportunistic Large Cap Value Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	9,510.984	$ 7.38	$ 70,191
Non-Qualified XIV	25,063.501	7.31	183,214
Non-Qualified XV	1,840.572	7.27	13,381
Non-Qualified XVI	1,052.818	7.26	7,643
Non-Qualified XVIII	1,479.434	7.16	10,593
	38,947.309		$ 285,022

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	191.012	$ 6.63	$ 1,266
Non-Qualified V (0.75)	96,189.140	6.65	639,658
	96,380.152		$ 640,924
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V (0.75)	4,932.142	$ 5.93	29,248
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V (0.75)	5,072.255	$ 6.97	35,354
ING VP Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	1,525,175.592	$6.07 to $12.34	$ 17,687,273
Contracts in accumulation period:			
Non-Qualified V	101,252.071	14.04	1,421,579
Non-Qualified V (0.75)	726,462.370	14.93	10,846,083
Non-Qualified VII	551,984.857	13.77	7,600,831
Non-Qualified VIII	193,665.602	13.79	2,670,649
Non-Qualified IX	8,127.960	13.64	110,865
Non-Qualified XII	12,887.423	8.68	111,863
Non-Qualified XIII	1,516,955.370	8.26	12,530,051
Non-Qualified XIV	1,173,295.166	8.00	9,386,361
Non-Qualified XV	578,160.836	7.87	4,550,126
Non-Qualified XVI	915,081.332	6.03	5,517,940
Non-Qualified XVIII	198,589.778	5.80	1,151,821
Non-Qualified XIX	889,354.536	5.88	5,229,405
Non-Qualified XX	88,182.176	9.96	878,294
Non-Qualified XXIII	28,883.501	7.47	215,760
	8,508,058.570		$ 79,908,901
ING VP Index Plus MidCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	54,703.634	$ 14.32	$ 783,356
Non-Qualified V (0.75)	444,441.250	15.11	6,715,507
Non-Qualified IX	5,733.470	13.94	79,925
Non-Qualified XII	7,636.275	15.69	119,813
Non-Qualified XX	3,346.065	11.25	37,643
Non-Qualified XXII	293.377	7.08	2,077
Non-Qualified XXIII	11,018.258	6.85	75,475
	527,172.329		$ 7,813,796

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	47,803.173	$ 10.67	$ 510,060
Non-Qualified V (0.75)	236,947.657	11.25	2,665,661
Non-Qualified IX	5,450.892	10.39	56,635
Non-Qualified XII	12,416.339	12.08	149,989
Non-Qualified XX	2,464.659	11.25	27,727
Non-Qualified XXIII	7,500.657	7.28	54,605
	312,583.377		$ 3,464,677
ING VP Small Company Portfolio - Class I			
Currently payable annuity contracts:	195,787.490	$9.69 to $19.99	$ 3,850,010
Contracts in accumulation period:			
Non-Qualified V	16,287.896	19.83	322,989
Non-Qualified V (0.75)	122,456.890	21.03	2,575,268
Non-Qualified VII	334,611.366	19.47	6,514,883
Non-Qualified VIII	99,966.462	19.82	1,981,335
Non-Qualified IX	1,897.547	19.26	36,547
Non-Qualified X	4,067.461	19.83	80,658
Non-Qualified XII	1,079.102	14.48	15,625
Non-Qualified XIII	400,461.781	14.02	5,614,474
Non-Qualified XIV	357,244.331	13.58	4,851,378
Non-Qualified XV	82,713.775	13.37	1,105,883
Non-Qualified XVI	38,508.287	9.70	373,530
Non-Qualified XVIII	12,111.066	9.34	113,117
Non-Qualified XIX	31,448.726	9.46	297,505
Non-Qualified XX	415.697	12.76	5,304
Non-Qualified XXIII	17,942.715	7.27	130,444
	1,717,000.592		$ 27,868,950
ING VP International Value Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	41,950.634	$ 10.38	$ 435,448
Non-Qualified V (0.75)	274,451.176	10.78	2,958,584
Non-Qualified IX	11,587.717	10.19	118,079
Non-Qualified XII	4,520.699	10.74	48,552
Non-Qualified XX	1,944.192	11.71	22,766
Non-Qualified XXIII	3,516.715	6.66	23,421
	337,971.133		$ 3,606,850
ING VP MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	10,376.127	$ 9.12	$ 94,630
Non-Qualified V (0.75)	40,315.300	9.47	381,786
Non-Qualified XII	446.316	9.44	4,213
Non-Qualified XXIII	2,555.026	6.94	17,732
	53,692.769		$ 498,361

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	116,505.872	$ 8.26	$ 962,339
Non-Qualified XIV	121,642.145	8.07	981,652
Non-Qualified XV	48,963.361	7.97	390,238
Non-Qualified XVI	25,073.287	7.94	199,082
Non-Qualified XVIII	2,771.934	7.67	21,261
Non-Qualified XIX	21,352.606	7.76	165,696
	336,309.205		$ 2,720,268
ING VP SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
Non-Qualified V	5,261.174	$ 6.25	$ 32,882
Non-Qualified V (0.75)	31,737.656	6.49	205,977
Non-Qualified XII	9,679.316	6.46	62,528
Non-Qualified XX	20,179.685	10.89	219,757
Non-Qualified XXIII	168.822	6.97	1,177
	67,026.653		$ 522,321
ING VP SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Non-Qualified XIII	121,747.786	$ 5.98	$ 728,052
Non-Qualified XIV	104,013.408	5.84	607,438
Non-Qualified XV	47,905.438	5.77	276,414
Non-Qualified XVI	19,559.118	5.75	112,465
Non-Qualified XVIII	4,971.449	5.55	27,592
Non-Qualified XIX	22,059.676	5.61	123,755
	320,256.875		$ 1,875,716
ING VP Balanced Portfolio - Class I			
Currently payable annuity contracts:	1,139,618.359	$7.72 to $28.83	$ 23,051,976
Contracts in accumulation period:			
Non-Qualified V	720,068.994	21.26	15,308,667
Non-Qualified V (0.75)	401,641.949	22.67	9,105,223
Non-Qualified VI	15,688.603	17.99	282,238
Non-Qualified VII	706,146.829	20.52	14,490,133
Non-Qualified VIII	173,274.281	14.74	2,554,063
Non-Qualified IX	9,939.904	20.65	205,259
Non-Qualified X	107,148.113	21.88	2,344,401
Non-Qualified XI	909.668	18.52	16,847
Non-Qualified XII	14,487.686	10.71	155,163
Non-Qualified XIII	577,851.093	10.32	5,963,423
Non-Qualified XIV	484,219.916	10.00	4,842,199
Non-Qualified XV	228,509.876	9.84	2,248,537
Non-Qualified XVI	31,083.813	8.25	256,441
Non-Qualified XVIII	4,275.429	7.94	33,947
Non-Qualified XIX	15,711.999	8.04	126,324
Non-Qualified XXII	4,729.846	8.00	37,839
Non-Qualified XXIII	41,357.274	7.99	330,445
	4,676,663.632		$ 81,353,125

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	403,370.013	$10.21 to $75.43	$ 8,938,607
Contracts in accumulation period:			
Non-Qualified V	532,303.838	18.75	9,980,697
Non-Qualified V (0.75)	922,893.663	19.99	18,448,644
Non-Qualified VI	5,137.266	17.24	88,566
Non-Qualified VII	731,099.841	18.10	13,232,907
Non-Qualified VIII	181,827.077	15.63	2,841,957
Non-Qualified IX	3,189.826	18.20	58,055
Non-Qualified X	110,037.357	19.07	2,098,412
Non-Qualified XI	797.529	17.54	13,989
Non-Qualified XII	708.419	14.27	10,109
Non-Qualified XIII	997,678.613	13.96	13,927,593
Non-Qualified XIV	1,064,003.690	13.53	14,395,970
Non-Qualified XV	400,492.399	13.31	5,330,554
Non-Qualified XVI	368,611.327	12.74	4,696,108
Non-Qualified XVIII	65,938.191	12.27	809,062
Non-Qualified XIX	439,899.352	12.43	5,467,949
Non-Qualified XX	4,166.489	11.40	47,498
Non-Qualified XXII	1,469.586	9.77	14,358
Non-Qualified XXIII	13,618.422	9.39	127,877
	6,247,242.898		$ 100,528,912
ING VP Money Market Portfolio - Class I			
Currently payable annuity contracts:	811,240.214	$11.16 to $12.97	$ 10,499,684
Contracts in accumulation period:			
Non-Qualified V	471,161.382	15.40	7,255,885
Non-Qualified V (0.75)	1,593,207.999	16.42	26,160,475
Non-Qualified VI	4,082.706	15.12	61,731
Non-Qualified VII	2,583,176.255	15.03	38,825,139
Non-Qualified VIII	495,337.383	13.79	6,830,703
Non-Qualified IX	9,472.737	14.95	141,617
Non-Qualified X	81,226.625	15.40	1,250,890
Non-Qualified XII	6,519.059	13.27	86,508
Non-Qualified XIII	2,988,798.567	13.02	38,914,157
Non-Qualified XIV	3,116,885.125	12.61	39,303,921
Non-Qualified XV	1,570,347.782	12.41	19,488,016
Non-Qualified XVI	646,485.665	11.34	7,331,147
Non-Qualified XVIII	44,563.523	10.91	486,188
Non-Qualified XIX	927,619.411	11.05	10,250,194
Non-Qualified XX	19,892.270	11.26	223,987
Non-Qualified XXII	196.367	10.78	2,117
Non-Qualified XXIII	26,371.597	10.06	265,298
	15,396,584.667		$ 207,377,657
Janus Aspen Series Balanced Portfolio - Institutional **Shares**			
Contracts in accumulation period:			
Non-Qualified V (0.75)	550.484	$ 28.45	$ 15,661

Division/Contract	Units	Unit Value		Extended Value	
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	103.408	$	25.03		2,588
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	285.110	$	14.67	$	4,183
Non-Qualified IX	96.945		13.36		1,295
	382.055			$	5,478
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	2.383	$	18.43	$	44
Non-Qualified IX	77.141		16.79		1,295
	79.524			$	1,339
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares					
Contracts in accumulation period:					
Non-Qualified V (0.75)	110.680	$	15.86		1,755
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC					
Contracts in accumulation period:					
Non-Qualified V	51,763.392	$	8.85	$	458,106
Non-Qualified V (0.75)	145,109.448		9.19		1,333,556
Non-Qualified IX	12,220.328		8.69		106,195
Non-Qualified XII	841.770		9.15		7,702
Non-Qualified XX	2,703.191		10.69		28,897
Non-Qualified XXIII	9,077.559		7.21		65,449
	221,715.688			$	1,999,905
Oppenheimer Global Securities/VA					
Contracts in accumulation period:					
Non-Qualified V (0.75)	3,020.068	$	15.51		46,841
Oppenheimer Main Street Fund®/VA					
Currently payable annuity contracts:	35,237.104		$6.75 to $7.94	$	254,728
Oppenheimer Main Street Small Cap Fund®/VA					
Contracts in accumulation period:					
Non-Qualified V	3,575.598	$	7.98	$	28,533
Non-Qualified V (0.75)	40,403.950		8.12		328,080
Non-Qualified IX	2,137.138		7.90		16,883
Non-Qualified XX	815.072		8.06		6,569
Non-Qualified XXIII	250.453		6.86		1,718
	47,182.211			$	381,783

Division/Contract	Units	Unit Value		Extended Value	
Oppenheimer Mid Cap Fund/VA					
Currently payable annuity contracts:	5,432.036	$5.50 to $6.88		$	37,012
PIMCO Real Return Portfolio - Administrative Class					
Contracts in accumulation period:					
Non-Qualified V	59,703.582	$	10.85	$	647,784
Non-Qualified V (0.75)	463,819.981		11.10		5,148,402
Non-Qualified IX	6,951.852		10.72		74,524
Non-Qualified XX	33.315		11.00		366
Non-Qualified XXIII	1,899.399		8.97		17,038
	532,408.129			$	5,888,114
Pioneer Emerging Markets VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	44,506.507	$	5.25	$	233,659
Non-Qualified V (0.75)	136,805.974		5.30		725,072
Non-Qualified IX	58.642		5.23		307
Non-Qualified XII	8,685.611		5.29		45,947
Non-Qualified XX	3,284.939		5.28		17,344
Non-Qualified XXII	279.816		5.28		1,477
Non-Qualified XXIII	1,893.125		5.06		9,579
	195,514.614			$	1,033,385
Pioneer High Yield VCT Portfolio - Class I					
Contracts in accumulation period:					
Non-Qualified V	12,718.570	$	7.66	$	97,424
Non-Qualified V (0.75)	24,501.292		7.84		192,090
Non-Qualified IX	2,027.610		7.57		15,349
Non-Qualified XXIII	520.857		6.71		3,495
	39,768.329			$	308,358
Wanger International					
Contracts in accumulation period:					
Non-Qualified V	10,309.730	$	5.63	$	58,044
Non-Qualified V (0.75)	51,352.914		5.68		291,685
Non-Qualified XII	1,594.780		5.67		9,042
Non-Qualified XX	7,910.277		5.66		44,772
Non-Qualified XXIII	422.655		6.29		2,659
	71,590.356			$	406,202
Wanger Select					
Contracts in accumulation period:					
Non-Qualified V	29,377.548	$	8.00	$	235,020
Non-Qualified V (0.75)	180,057.103		8.19		1,474,668
Non-Qualified IX	1,503.503		7.90		11,878
Non-Qualified XX	702.984		8.11		5,701
Non-Qualified XXIII	803.843		5.73		4,606
	212,444.981			$	1,731,873

Division/Contract	Units	Unit Value		Extended Value	
Wanger USA					
Contracts in accumulation period:					
Non-Qualified V	2,754.812	$	8.40	$	23,140
Non-Qualified V (0.75)	23,345.923		8.60		200,775
Non-Qualified IX	649.234		8.30		5,389
Non-Qualified XXIII	249.770		6.69		1,671
	26,999.739			$	230,975

Non-Qualified 1964

Individual Contracts issued from December 1, 1964 to March 14, 1967.

Non-Qualified V

Certain AetnaPlus Contracts issued in connection with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified Contracts.

Non-Qualified V (0.75)

Subset of Non-Qualified V Contracts having a mortality and expense charge of 0.75%

Non-Qualified VI

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Non-Qualified I).

Non-Qualified VII

Certain individual and group Contracts issued as non-qualified deferred annuity contracts or Individual retirement annuity Contracts issued since May 4, 1994.

Non-Qualified VIII

Certain individual retirement annuity Contracts issued since May 1, 1998.

Non-Qualified IX

Group Aetna Plus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with deferred compensation plans.

Non-Qualified X

Group AetnaPlus contracts containing contractual limits on fees, issued in connection with deferred compensation plans and as individual non-qualified Contracts, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XI

Certain Contracts, previously valued under Non-Qualified VI, containing contractual limits on fees, resulting in reduced daily charges for certain funding options effective May 29, 1997.

Non-Qualified XII

Certain individual retirement annuity contracts issued since March 1999.

Non-Qualified XIII

Certain individual retirement annuity Contracts issued since October 1, 1998.

Non-Qualified XIV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XV

Certain individual retirement annuity Contracts issued since September 1, 1998.

Non-Qualified XVI

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XVIII

Certain individual retirement annuity Contracts issued since September 2000.

Non-Qualified XIX

Certain individual retirement annuity Contracts issued since August 2000.

Non-Qualified XX

Certain deferred compensation Contracts issued since December 2002.

Non-Qualified XXII

Certain AetnaPlus Contracts issued in conjunction with deferred compensation plans issued since August 28, 1992, and certain individual non-qualified contracts having a mortality and expense charge of 0.90%.

Non-Qualified XXIII

Certain contracts issued in connection with deferred compensation plans since July 2008 and having mortality and expense charge of 0.70%.

10. Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, follows:

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
AIM V.I. Capital Appreciation Fund - Series I Shares												
2008	76	$6.38	to	$8.13	$523	-	0.70%	to	1.50%	-43.39%	to	-42.94%
2007	77	$11.27	to	$14.32	$929	-	0.75%	to	1.50%	10.38%	to	11.18%
2006	99	$10.21	to	$12.95	$1,077	0.08%	0.75%	to	1.50%	4.94%	to	5.56%
2005	44	$9.92	to	$10.25	$448	-	0.75%	to	1.25%	7.59%	to	8.01%
2004	1,652	$5.69	to	$9.99	$15,172	-	0.75%	to	1.90%	4.60%	to	5.80%
AIM V.I. Core Equity Fund - Series I Shares												
2008	135	$7.16	to	$11.44	$1,084	2.41%	0.70%	to	1.50%	-31.15%	to	-30.63%
2007	132	$10.40	to	$16.53	$1,492	1.16%	0.75%	to	1.50%	6.45%	to	7.25%
2006	154	$9.77	to	$13.27	$1,623	0.72%	0.75%	to	1.50%	15.08%	to	15.90%
2005	101	$8.49	to	$8.93	$893	0.08%	0.75%	to	1.50%	3.66%	to	4.46%
2004	2,909	$6.71	to	$12.80	$31,830	0.91%	0.75%	to	2.25%	6.85%	to	8.23%
Calvert Social Balanced Portfolio												
2008	100	$7.49	to	$17.89	$1,172	2.65%	0.70%	to	1.40%	-32.28%	to	-31.82%
2007	103	$13.66	to	$26.24	$1,766	2.22%	0.75%	to	1.40%	1.34%	to	1.98%
2006	130	$13.48	to	$25.73	$2,101	2.00%	0.75%	to	1.40%	7.24%	to	7.97%
2005	153	$12.57	to	$23.83	$2,190	1.77%	0.75%	to	1.40%	4.14%	to	4.84%
2004	166	$12.07	to	$22.73	$2,229	1.66%	0.75%	to	1.40%	6.81%	to	7.47%
Federated American Leaders Fund II - Primary Shares												
2008	500	$12.77	to	$17.90	$8,770	1.93%	1.25%	to	1.40%	-34.72%	to	-34.60%
2007	649	$19.53	to	$27.37	$17,444	1.57%	1.25%	to	1.40%	-10.94%	to	-10.82%
2006	822	$21.90	to	$30.69	$24,783	1.52%	1.25%	to	1.40%	15.20%	to	15.38%
2005	1,104	$18.98	to	$26.19	$28,971	1.66%	1.25%	to	1.40%	3.56%	to	3.72%
2004	1,665	$18.30	to	$25.29	$42,192	1.46%	1.25%	to	1.40%	8.22%	to	8.41%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Capital Income Fund II												
2008	112	$11.19	to	$13.57	$1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
2007	150	$14.24	to	$17.26	$2,537	5.27%	1.25%	to	1.40%	2.54%	to	2.74%
2006	184	$13.86	to	$16.80	$3,039	5.95%	1.25%	to	1.40%	14.09%	to	14.21%
2005	232	$12.14	to	$14.48	$3,367	5.79%	1.25%	to	1.40%	4.78%	to	5.02%
2004	373	$11.56	to	$13.82	$5,170	4.59%	1.25%	to	1.40%	8.39%	to	8.54%
Federated Equity Income Fund II												
2008	205	$10.10	to	$11.72	$2,394	3.90%	1.25%	to	1.40%	-31.42%	to	-31.34%
2007	275	$14.71	to	$17.09	$4,689	3.05%	1.25%	to	1.40%	0.65%	to	0.75%
2006	366	$14.60	to	$16.98	$6,196	2.25%	1.25%	to	1.40%	21.37%	to	21.67%
2005	473		$13.99		$6,708	2.27%		1.40%			1.89%	
2004	654		$13.73		$9,093	2.05%	1.25%	to	1.40%		11.26%	
Federated Fund for U.S. Government Securities II												
2008	109		$17.62		$1,916	5.00%		1.40%			2.86%	
2007	124		$17.13		$2,125	4.43%		1.40%			4.77%	
2006	146		$16.35		$2,385	4.88%		1.40%			2.70%	
2005	259		$15.92		$4,124	4.54%		1.40%			0.57%	
2004	407		$15.83		$6,444	5.03%	1.25%	to	1.40%		2.19%	
Federated High Income Bond Fund II - Primary Shares												
2008	240	$14.56	to	$14.86	$3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
2007	280	$19.96	to	$20.33	$5,582	8.28%	1.25%	to	1.40%	1.99%	to	2.11%
2006	333	$19.57	to	$19.91	$6,523	8.64%	1.25%	to	1.40%	9.27%	to	9.46%
2005	413		$17.91		$7,437	9.23%		1.40%			1.19%	
2004	666	$15.13	to	$17.70	$11,845	7.82%	1.25%	to	1.40%	8.92%	to	9.08%
Federated International Equity Fund II												
2008	120	$10.79	to	$11.80	$1,384	0.65%	1.25%	to	1.40%	-46.51%	to	-46.37%
2007	164	$20.12	to	$22.01	$3,549	0.19%	1.25%	to	1.40%	8.05%	to	8.17%
2006	192	$18.60	to	$20.35	$3,845	0.21%	1.25%	to	1.40%	17.23%	to	17.43%
2005	252	$15.85	to	$17.06	$4,318	-	1.25%	to	1.40%	7.50%	to	7.75%
2004	367	$14.71	to	$15.87	$5,865	-	1.25%	to	1.40%	12.47%	to	12.63%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Mid Cap Growth Strategies Fund II												
2008	154		$16.47		$2,540	-	1.40%			-44.30%		
2007	207		$29.57		$6,114	-	1.40%			16.37%		
2006	253		$25.41		$6,433	-	1.40%			6.72%		
2005	358		$23.81		$8,518	-	1.40%			11.11%		
2004	489		$21.43		$10,473	-	1.40%			13.81%		
Federated Prime Money Fund II												
2008	128		$13.66		$1,747	2.68%	1.40%			1.11%		
2007	142		$13.51		$1,915	4.73%	1.40%			3.45%		
2006	161		$13.06		$2,102	4.36%	1.40%			3.08%		
2005	197		$12.67		$2,500	2.40%	1.40%			1.28%		
2004	266		$12.51		$3,326	0.78%	1.40%			-0.64%		
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2008	5,003	$6.88	to	$17.76	$61,149	2.21%	0.70%	to	1.90%	-43.73%	to	-43.06%
2007	6,848	$13.79	to	$31.42	$144,175	1.66%	0.75%	to	1.90%	-0.43%	to	75.00%
2006	9,118	$13.85	to	$31.39	$187,746	3.26%	0.75%	to	1.90%	17.97%	to	19.32%
2005	11,050	$11.74	to	$26.48	$191,800	1.68%	0.75%	to	1.90%	3.80%	to	5.06%
2004	12,953	$11.31	to	$25.37	$218,459	1.49%	0.75%	to	1.90%	9.49%	to	10.71%
Fidelity® VIP Growth Portfolio - Initial Class												
2008	627	$6.28	to	$13.22	$7,951	0.81%	0.70%	to	1.50%	-47.95%	to	-47.56%
2007	696	$15.18	to	$25.21	$16,955	0.80%	0.75%	to	1.50%	25.09%	to	25.99%
2006	728	$12.05	to	$20.01	$14,214	0.65%	0.75%	to	1.50%	5.24%	to	6.10%
2005	6,697	$6.49	to	$24.43	$90,041	0.51%	0.75%	to	1.90%	3.84%	to	5.01%
2004	8,483	$6.25	to	$23.41	$109,798	0.28%	0.75%	to	1.90%	1.30%	to	2.57%
Fidelity® VIP High Income Portfolio - Initial Class												
2008	8	$7.93	to	$9.16	$69	9.30%	0.80%	to	1.25%	-25.96%	to	-25.59%
2007	8	$10.71	to	$12.31	$103	5.52%	0.80%	to	1.25%		1.52%	
2006	20	$10.55	to	$12.08	$223	0.24%	0.80%	to	1.25%	9.78%	to	10.42%
2005	3,628	$8.87	to	$13.08	$39,781	14.63%	0.95%	to	1.90%	0.70%	to	1.77%
2004	4,370	$8.76	to	$12.92	$47,964	8.75%	0.80%	to	2.25%	7.54%	to	8.54%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2008	334	$6.59	to	$14.20	$4,584	2.41%	0.70%	to	1.50%	-44.65%	to	-44.23%
2007	409	$17.69	to	$25.46	$10,176	3.36%	0.75%	to	1.50%	15.53%	to	16.42%
2006	399	$15.20	to	$21.87	$8,523	1.26%	0.75%	to	1.50%	16.34%	to	17.20%
2005	808	$12.98	to	$19.38	$15,059	0.62%	0.75%	to	1.50%	17.27%	to	18.18%
2004	986	$10.99	to	$16.51	$15,669	1.18%	0.75%	to	1.50%	11.93%	to	12.79%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2008	6,970	$6.89	to	$22.97	$109,547	0.91%	0.70%	to	1.90%	-43.57%	to	-42.94%
2007	9,132	$12.72	to	$40.52	$241,923	0.86%	0.75%	to	1.90%	15.37%	to	16.73%
2006	11,979	$10.91	to	$34.95	$267,443	1.27%	0.75%	to	1.90%	9.56%	to	10.88%
2005	14,205	$11.82	to	$31.73	$286,196	0.28%	0.75%	to	1.90%	14.76%	to	16.07%
2004	13,694	$10.30	to	$27.52	$243,399	0.31%	0.75%	to	1.90%	13.19%	to	14.61%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2008	1,317	$14.27	to	$16.88	$21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
2007	1,559	$22.93	to	$27.17	$41,388	3.60%	1.25%	to	1.40%	3.98%	to	4.09%
2006	1,948	$22.03	to	$26.13	$49,643	1.82%	1.25%	to	1.40%	14.10%	to	14.32%
2005	2,538	$19.27	to	$22.90	$56,445	1.88%	1.25%	to	1.40%	3.34%	to	3.49%
2004	3,269	$18.62	to	$22.16	$70,298	1.34%	1.25%	to	1.40%	9.11%	to	9.21%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2008	52		$16.84		$876	4.19%		1.40%			-4.64%	
2007	61		$17.66		$1,079	4.37%		1.40%			2.91%	
2006	71		$17.16		$1,210	4.63%		1.40%			2.88%	
2005	105	$16.40	to	$16.68	$1,759	3.82%	1.25%	to	1.40%	0.79%	to	0.92%
2004	118	$16.25	to	$16.55	$1,958	4.38%	1.25%	to	1.40%	2.99%	to	3.11%
Franklin Small Cap Value Securities Fund - Class 2												
2008	230	$7.04	to	$12.08	$2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
2007	236	$17.32	to	$18.17	$4,263	0.74%	0.75%	to	1.50%	-3.83%	to	-3.14%
2006	267	$18.01	to	$18.76	$4,969	0.65%	0.75%	to	1.50%	15.30%	to	16.09%
2005	278	$15.62	to	$16.16	$4,461	0.61%	0.75%	to	1.50%	7.13%	to	8.02%
2004	294	$14.58	to	$14.96	$4,384	0.04%	0.75%	to	1.50%	22.18%	to	22.82%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING AllianceBernstein Mid Cap Growth Portfolio - Service Class												
2008	9	$7.19	to	$7.40	$64	-	0.75%	to	1.50%	-47.25%	to	-46.76%
2007	13	$13.63	to	$13.90	$183	-	0.75%	to	1.50%	9.21%	to	9.97%
2006	46	$12.48	to	$12.64	$577	-	0.75%	to	1.50%	0.24%	to	1.04%
2005	16	$12.45	to	$12.51	$201	(b)	0.75%	to	1.50%	(b)		(b)
2004	(b)		(b)		(b)	(b)		(b)		(b)		(b)
ING American Funds Growth Portfolio												
2008	1,593	$7.67	to	$7.98	$12,540	0.80%	0.95%	to	1.90%	-45.33%	to	-44.81%
2007	1,968	$14.03	to	$14.46	$28,095	0.26%	0.95%	to	1.90%	5.55%	to	10.72%
2006	2,461	$12.80	to	$13.33	$31,969	0.17%	0.95%	to	1.90%	7.65%	to	8.56%
2005	1,596	$11.89	to	$12.03	$20,435	-	0.95%	to	1.90%	13.35%	to	14.57%
2004	169	$10.49	to	$10.50	$1,774	(a)	0.95%	to	1.90%	(a)		(a)
ING American Funds Growth-Income Portfolio												
2008	1,488	$7.48	to	$7.78	$11,419	1.40%	0.95%	to	1.90%	-41.41%	to	-38.79%
2007	1,948	$12.33	to	$12.92	$24,551	0.99%	0.95%	to	1.90%	2.49%	to	3.50%
2006	2,517	$12.03	to	$12.53	$30,744	0.73%	0.95%	to	1.90%	12.43%	to	13.49%
2005	1,896	$10.70	to	$10.82	$22,150	0.42%	0.95%	to	1.90%	3.28%	to	4.34%
2004	208	$10.36	to	$10.37	$2,347	(a)	0.95%	to	1.90%	(a)		(a)
ING American Funds International Portfolio												
2008	1,357	$9.65	to	$10.04	$13,434	1.78%	0.95%	to	1.90%	-45.38%	to	-43.02%
2007	1,687	$17.09	to	$17.87	$29,453	0.89%	0.95%	to	1.90%	17.14%	to	18.33%
2006	2,095	$14.59	to	$15.16	$30,978	0.86%	0.95%	to	1.90%	16.07%	to	17.15%
2005	2,168	$12.57	to	$12.71	$27,749	0.53%	0.95%	to	1.90%	18.70%	to	19.79%
2004	856	$10.59	to	$10.61	$9,074	(a)	0.95%	to	1.90%	(a)		(a)
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2008	3,602	$5.83	to	$7.15	$21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
2007	4,435	$9.74	to	$10.45	$43,667	(d)	0.75%	to	1.90%	(d)		(d)
2006	(d)		(d)		(d)	(d)		(d)		(d)		(d)
2005	(d)		(d)		(d)	(d)		(d)		(d)		(d)
2004	(d)		(d)		(d)	(d)		(d)		(d)		(d)

173

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Evergreen Health Sciences Portfolio - Service Class						
2008	69	$9.52 to $9.69	$666	0.16%	0.75% to 1.25%	-29.53% to -29.22%
2007	41	$13.51 to $13.69	$556	0.18%	0.75% to 1.25%	7.22% to 7.71%
2006	44	$12.60 to $12.71	$562	-	0.75% to 1.25%	12.40% to 13.08%
2005	45	$11.21 to $11.24	$505	(b)	0.75% to 1.25%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Evergreen Omega Portfolio - Institutional Class						
2008	773	$8.40 to $9.51	$6,965	0.51%	0.95% to 1.90%	-28.73% to -28.01%
2007	947	$11.72 to $13.21	$11,913	0.33%	0.95% to 1.90%	9.80% to 10.82%
2006	1,258	$10.62 to $11.92	$14,399	-	0.95% to 1.90%	3.90% to 4.93%
2005	1,492	$10.17 to $11.36	$17,454	(b)	0.95% to 1.90%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class						
2008	2,013	$6.62 to $6.79	$13,578	1.14%	0.95% to 1.90%	-40.14% to -39.59%
2007	2,569	$11.06 to $11.27	$28,743	0.26%	0.95% to 1.90%	12.63% to 13.65%
2006	2,932	$9.82 to $9.94	$28,943	(c)	0.95% to 1.90%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class						
2008	91	$8.80 to $9.04	$815	0.77%	0.75% to 1.50%	-40.05% to -39.61%
2007	84	$14.68 to $14.97	$1,256	0.07%	0.75% to 1.50%	12.84% to 13.58%
2006	125	$13.01 to $13.18	$1,644	-	0.75% to 1.50%	10.58% to 11.13%
2005	30	$11.82 to $11.86	$356	(b)	0.75% to 1.25%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Franklin Income Portfolio - Service Class						
2008	450	$7.61 to $7.81	$3,482	3.07%	0.95% to 1.90%	-30.57% to -29.89%
2007	628	$10.96 to $11.14	$6,948	1.10%	0.95% to 1.90%	0.64% to 1.64%
2006	395	$10.89 to $10.96	$4,316	(c)	0.95% to 1.90%	(c)
2005	(c)	(c)	(c)	(c)	(c)	(c)
2004	(c)	(c)	(c)	(c)	(c)	(c)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Franklin Mutual Shares Portfolio - Service Class												
2008	258	$7.23	to	$7.35	$1,885	3.00%	0.95%	to	1.90%	-38.99%	to	-38.34%
2007	307	$11.85	to	$11.92	$3,654	(d)	0.95%	to	1.90%	(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		
2005	(d)	(d)			(d)	(d)	(d)			(d)		
2004	(d)	(d)			(d)	(d)	(d)			(d)		
ING Global Real Estate Portfolio - Institutional Class												
2008	162	$6.69	to	$6.71	$1,087	(e)	0.75%	to	1.50%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		
ING Global Real Estate Portfolio - Service Class												
2008	124	$7.11	to	$7.30	$902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
2007	192	$12.35	to	$12.55	$2,393	3.72%	0.95%	to	1.90%	-9.06%	to	-8.19%
2006	148	$13.58	to	$13.67	$2,017	(c)	0.95%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Global Resources Portfolio - Service Class												
2008	791	$6.20	to	$8.25	$6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
2007	827	$12.93	to	$14.18	$11,102	0.02%	0.75%	to	1.90%	30.74%	to	31.93%
2006	162	$9.89	to	$9.96	$1,610	(c)	0.95%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Janus Contrarian Portfolio - Service Class												
2008	26	$5.33	to	$5.35	$139	(e)	0.75%	to	1.25%	(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
2005	(e)	(e)			(e)	(e)	(e)			(e)		
2004	(e)	(e)			(e)	(e)	(e)			(e)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2008	378	$7.40	to	$9.76	$3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
2007	548	$15.45	to	$20.23	$9,890	1.13%	0.95%	to	1.90%	36.12%	to	37.48%
2006	319	$11.35	to	$14.76	$4,487	0.62%	0.95%	to	1.90%	34.28%	to	34.55%
2005	110		$10.97		$1,210	(b)	1.25%	to	1.40%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2008	349	$5.87	to	$12.05	$4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
2007	415	$24.42	to	$24.92	$10,312	0.96%	0.75%	to	1.50%	36.42%	to	37.45%
2006	349	$17.90	to	$18.13	$6,325	0.56%	0.75%	to	1.50%	33.78%	to	34.80%
2005	195	$13.38	to	$13.45	$2,620	(b)	0.75%	to	1.50%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2008	215	$8.69	to	$9.00	$1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%
2007	327	$12.59	to	$12.92	$4,187	0.32%	0.95%	to	1.90%	-3.45%	to	-2.49%
2006	524	$13.04	to	$13.25	$6,901	0.08%	0.95%	to	1.90%	14.79%	to	15.82%
2005	803	$11.36	to	$11.44	$9,171	(b)	0.95%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2008	11	$7.37	to	$8.90	$102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
2007	11	$12.63	to	$12.80	$145	0.40%	0.75%	to	1.25%	-2.92%	to	-2.44%
2006	27	$13.01	to	$13.12	$358	-	0.75%	to	1.25%		15.80%	
2005	1		$11.33		$16	(b)		0.75%			(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Value Opportunities Portfolio - Institutional Class												
2008	1,418	$7.26	to	$7.52	$10,576	3.31%	0.95%	to	1.90%	-40.49%	to	-39.89%
2007	2,233	$12.20	to	$12.51	$27,694	1.55%	0.95%	to	1.90%	-2.79%	to	-1.96%
2006	3,256	$12.55	to	$12.76	$41,313	0.72%	0.95%	to	1.90%	18.17%	to	19.36%
2005	4,224	$10.62	to	$10.69	$45,057	(b)	0.95%	to	1.90%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	

176

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING JPMorgan Value Opportunities Portfolio - Service Class									
2008	195	$7.32	to $7.36	$1,426	2.96%	1.25%	to 1.40%	-40.34%	to -40.26%
2007	236	$12.27	to $12.32	$2,897	1.30%	1.25%	to 1.40%	-2.54%	to -2.38%
2006	281	$12.59	to $12.62	$3,543	0.35%	1.25%	to 1.40%	18.33%	to 18.50%
2005	300	$10.64	to $10.65	$3,197	(b)	1.25%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Julius Baer Foreign Portfolio - Service Class									
2008	802	$6.60	to $11.13	$7,156	-	0.70%	to 1.90%	-44.69%	to -44.04%
2007	1,022	$12.33	to $19.89	$15,744	0.09%	0.75%	to 1.90%	14.27%	to 15.57%
2006	1,083	$10.79	to $17.21	$13,881	-	0.75%	to 1.90%	27.57%	to 28.24%
2005	163	$13.31	to $13.42	$2,191	0.08%	0.75%	to 1.25%	14.51%	
2004	21	$11.72		$242	(a)	0.75%		(a)	
ING Legg Mason Value Portfolio - Institutional Class									
2008	1,409	$4.83	to $5.10	$7,015	0.27%	0.95%	to 1.90%	-56.29%	to -53.38%
2007	1,895	$10.94	to $11.39	$21,314	-	0.95%	to 1.90%	-12.20%	to -6.64%
2006	2,636	$11.95	to $12.46	$31,996	-	0.95%	to 1.90%	4.73%	to 5.81%
2005	3,079	$11.41	to $11.53	$37,805	-	0.95%	to 1.90%	4.20%	to 5.20%
2004	80	$10.95	to $10.96	$882	(a)	0.95%	to 1.90%	(a)	
ING Legg Mason Value Portfolio - Service Class									
2008	32	$4.93	to $5.02	$162	-	0.75%	to 1.25%	-56.02%	to -55.81%
2007	38	$11.21	to $11.36	$434	-	0.75%	to 1.25%	-7.20%	to -6.73%
2006	47	$12.08	to $12.18	$571	-	0.75%	to 1.25%	5.23%	to 5.73%
2005	64	$11.46	to $11.52	$731	(b)	0.75%	to 1.50%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING LifeStyle Aggressive Growth Portfolio - Service Class									
2008	148	$7.07	to $7.30	$1,068	1.65%	0.95%	to 1.90%	-42.89%	to -42.34%
2007	175	$12.38	to $12.66	$2,201	0.93%	0.95%	to 1.90%	1.39%	to 2.26%
2006	101	$12.25	to $12.38	$1,239	0.10%	0.95%	to 1.75%	16.11%	to 17.01%
2005	50	$10.55	to $10.58	$532	(b)	0.95%	to 1.75%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING LifeStyle Growth Portfolio - Service Class												
2008	623	$7.49	to	$7.74	$4,777	1.60%	0.95%	to	1.90%	-37.84%	to	-37.23%
2007	671	$12.05	to	$12.33	$8,193	1.04%	0.95%	to	1.90%	1.86%	to	2.92%
2006	738	$11.83	to	$11.98	$8,785	0.58%	0.95%	to	1.90%	13.31%	to	14.31%
2005	220	$10.44	to	$10.48	$2,302	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING LifeStyle Moderate Growth Portfolio - Service Class												
2008	864	$7.91	to	$8.17	$6,997	1.86%	0.95%	to	1.90%	-32.91%	to	-32.26%
2007	1,236	$11.79	to	$12.06	$14,773	1.29%	0.95%	to	1.90%	2.70%	to	3.70%
2006	1,194	$11.48	to	$11.63	$13,815	1.02%	0.95%	to	1.90%	11.24%	to	12.37%
2005	333	$10.32	to	$10.35	$3,437	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING LifeStyle Moderate Portfolio - Service Class												
2008	856	$8.37	to	$8.65	$7,314	1.86%	0.95%	to	1.90%	-27.41%	to	-26.63%
2007	1,051	$11.53	to	$11.79	$12,276	1.67%	0.95%	to	1.90%	3.04%	to	3.97%
2006	924	$11.19	to	$11.34	$10,417	1.26%	0.95%	to	1.90%	9.28%	to	10.42%
2005	383	$10.24	to	$10.27	$3,932	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING Lord Abbett Affiliated Portfolio - Institutional Class												
2008	568	$6.94	to	$7.65	$4,020	3.22%	0.70%	to	1.50%	-37.31%	to	-36.84%
2007	628	$11.07	to	$11.21	$7,030	0.06%	0.75%	to	1.50%	3.06%	to	3.51%
2006	4	$10.79	to	$10.83	$45	(c)	0.75%	to	1.25%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		
ING Lord Abbett Affiliated Portfolio - Service Class												
2008	66	$6.86	to	$7.01	$458	2.41%	0.95%	to	1.75%	-37.75%	to	-37.24%
2007	86	$11.02	to	$11.17	$955	1.58%	0.95%	to	1.75%	2.32%	to	3.23%
2006	99	$10.75	to	$10.82	$1,071	(c)	0.95%	to	1.90%	(c)		
2005	(c)		(c)		(c)	(c)		(c)		(c)		
2004	(c)		(c)		(c)	(c)		(c)		(c)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Service Class						
2008	173	$6.61 to $7.99	$1,285	0.58%	0.70% to 1.75%	-41.40% to -40.73%
2007	171	$11.25 to $13.48	$2,142	-	0.75% to 1.90%	11.94% to 13.28%
2006	83	$10.05 to $11.90	$918	-	0.75% to 1.90%	3.60% to 4.20%
2005	18	$11.39 to $11.42	$210	(b)	0.75% to 1.25%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING Marsico International Opportunities Portfolio - Service Class						
2008	627	$6.02 to $9.21	$5,138	1.03%	0.70% to 1.90%	-50.48% to -49.86%
2007	822	$12.70 to $18.37	$13,733	1.00%	0.75% to 1.90%	18.26% to 19.67%
2006	952	$10.69 to $15.35	$13,618	0.03%	0.75% to 1.90%	21.75% to 23.10%
2005	677	$12.37 to $12.47	$8,410	(b)	0.75% to 1.90%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Total Return Portfolio - Institutional Class						
2008	5,335	$8.93 to $9.25	$48,840	5.92%	0.95% to 1.90%	-23.61% to -22.92%
2007	7,812	$11.69 to $12.00	$92,899	3.07%	0.95% to 1.90%	2.27% to 3.27%
2006	10,701	$11.43 to $11.62	$123,605	2.62%	0.95% to 1.90%	10.01% to 11.09%
2005	13,910	$10.39 to $10.46	$145,082	(b)	0.95% to 1.90%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)
ING MFS Total Return Portfolio - Service Class						
2008	103	$8.43 to $11.28	$1,153	6.12%	0.70% to 1.50%	-23.51% to -22.90%
2007	111	$14.29 to $14.72	$1,623	2.99%	0.75% to 1.50%	2.44% to 3.25%
2006	118	$13.92 to $14.37	$1,658	2.36%	0.75% to 1.50%	10.28% to 11.07%
2005	187	$12.59 to $13.03	$2,374	2.65%	0.75% to 1.50%	1.40% to 2.16%
2004	154	$12.39 to $12.85	$1,922	2.76%	0.75% to 1.50%	9.74% to 10.24%
ING MFS Utilities Portfolio - Service Class						
2008	187	$6.96 to $11.62	$2,161	3.26%	0.70% to 1.50%	-38.65% to -38.16%
2007	219	$18.42 to $18.79	$4,096	0.87%	0.75% to 1.50%	25.48% to 26.45%
2006	81	$14.68 to $14.86	$1,201	0.06%	0.75% to 1.50%	28.88% to 29.78%
2005	41	$11.39 to $11.45	$469	(b)	0.75% to 1.50%	(b)
2004	(b)	(b)	(b)	(b)	(b)	(b)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio^A	Expense Ratio^B (lowest to highest)		Total Return^C (lowest to highest)	
ING Oppenheimer Main Street Portfolio® - Institutional Class									
2008	187	$6.90	to $7.97	$1,448	3.01%	0.95%	to 2.25%	-39.95%	to -39.11%
2007	234	$11.49	to $13.09	$3,002	1.21%	0.95%	to 2.25%	2.57%	to 3.56%
2006	246	$12.19	to $12.64	$3,092	1.44%	0.95%	to 1.90%	13.09%	to 14.08%
2005	140	$11.00	to $11.08	$1,589	(b)	0.95%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Main Street Portfolio® - Service Class									
2008	14	$7.77	to $7.91	$112	4.23%	0.75%	to 1.25%	-39.44%	to -39.15%
2007	6	$12.83	to $13.00	$77	1.63%	0.75%	to 1.25%	3.42%	
2006	13	$12.57		$168	0.38%	0.75%		14.07%	
2005	2	$11.02		$27	(b)	0.75%		(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING PIMCO High Yield Portfolio - Service Class									
2008	199	$8.00	to $8.93	$1,748	8.39%	0.70%	to 1.40%	-23.67%	to -23.08%
2007	248	$10.75	to $11.61	$2,850	6.50%	0.75%	to 1.40%	1.42%	to 2.11%
2006	346	$10.55	to $11.37	$3,918	6.45%	0.75%	to 1.50%	7.42%	to 8.08%
2005	284	$10.48	to $10.54	$2,987	(b)	0.75%	to 1.40%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Pioneer Equity Income Portfolio - Institutional Class									
2008	592	$6.25	to $7.70	$3,765	2.84%	0.70%	to 1.50%	-31.09%	to -30.69%
2007	686	$9.07	to $9.19	$6,290	(d)	0.75%	to 1.50%	(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
2004	(d)	(d)		(d)	(d)	(d)		(d)	
ING Pioneer Fund Portfolio - Institutional Class									
2008	1,190	$7.26	to $8.64	$10,140	3.23%	0.75%	to 2.25%	-36.00%	to -34.98%
2007	1,663	$11.18	to $13.33	$21,812	1.25%	0.75%	to 2.25%	2.97%	to 4.52%
2006	2,078	$10.78	to $12.77	$26,316	-	0.75%	to 2.25%	14.47%	to 15.88%
2005	2,096	$10.95	to $11.02	$27,255	(b)	0.95%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2008	328	$7.28	to	$7.46	$2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
2007	337	$11.02	to	$11.16	$3,758	0.11%	0.75%	to	1.50%		4.99%	
2006	3		$10.63		$36	(c)		0.75%			(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2008	96	$7.14	to	$7.32	$700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
2007	113	$10.88	to	$11.05	$1,247	0.88%	0.95%	to	1.90%	3.61%	to	4.44%
2006	33	$10.52	to	$10.58	$344	(c)	0.95%	to	1.75%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2008	861	$7.59	to	$9.30	$7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
2007	700	$12.68	to	$12.93	$9,010	1.88%	0.75%	to	1.50%	2.84%	to	3.61%
2006	466	$12.33	to	$12.48	$5,804	1.29%	0.75%	to	1.50%	13.27%	to	13.76%
2005	80	$10.93	to	$10.97	$878	(b)	0.75%	to	1.25%		(b)	
2004	(b)		(b)		(b)	(b)		(b)			(b)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2008	476	$7.02	to	$11.30	$4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
2007	486	$11.13	to	$17.84	$7,362	1.39%	0.75%	to	1.90%	1.09%	to	2.30%
2006	419	$11.01	to	$17.57	$6,350	1.24%	0.75%	to	1.90%	17.29%	to	18.16%
2005	333	$14.18	to	$14.98	$4,775	1.58%	0.75%	to	1.50%	2.39%	to	3.16%
2004	168	$13.81	to	$14.63	$2,335	1.25%	0.75%	to	1.50%	13.48%	to	13.99%
ING Templeton Global Growth Portfolio - Service Class												
2008	66	$6.58	to	$6.76	$438	1.06%	0.95%	to	1.90%	-40.88%	to	-40.23%
2007	113	$11.13	to	$11.31	$1,268	1.33%	0.95%	to	1.90%	0.45%	to	1.43%
2006	62	$11.08	to	$11.15	$692	(c)	0.95%	to	1.90%		(c)	
2005	(c)		(c)		(c)	(c)		(c)			(c)	
2004	(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Capital Growth Portfolio - Institutional Class												
2008	4,392	$5.34	to	$5.53	$23,558	(e)	0.75%	to	1.90%			(e)
2007	(e)			(e)	(e)	(e)			(e)			(e)
2006	(e)			(e)	(e)	(e)			(e)			(e)
2005	(e)			(e)	(e)	(e)			(e)			(e)
2004	(e)			(e)	(e)	(e)			(e)			(e)
ING Van Kampen Growth and Income Portfolio - Service Class												
2008	96	$7.78	to	$8.74	$835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
2007	92	$12.73	to	$12.99	$1,195	1.42%	0.75%	to	1.50%	1.03%	to	1.80%
2006	116	$12.60	to	$12.76	$1,476	1.35%	0.75%	to	1.50%	14.34%	to	15.16%
2005	121	$11.02	to	$11.08	$1,341	(b)	0.75%	to	1.50%	(b)		
2004	(b)			(b)	(b)	(b)			(b)	(b)		
ING Van Kampen Real Estate Portfolio - Service Class												
2008	173	$6.03	to	$6.43	$1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%
2007	149	$9.95	to	$10.07	$1,504	2.63%	0.75%	to	1.50%	-18.97%	to	-18.40%
2006	88	$11.88	to	$12.34	$1,079	(c)	0.75%	to	1.50%	(c)		
2005	(c)			(c)	(c)	(c)			(c)	(c)		
2004	(c)			(c)	(c)	(c)			(c)	(c)		
ING VP Index Plus International Equity Portfolio - Institutional Class												
2008	1,844	$5.23	to	$6.55	$9,835	6.53%	0.70%	to	1.90%	-44.80%	to	-44.14%
2007	2,589	$9.41	to	$9.63	$24,842	(d)	0.75%	to	1.90%	(d)		
2006	(d)			(d)	(d)	(d)			(d)	(d)		
2005	(d)			(d)	(d)	(d)			(d)	(d)		
2004	(d)			(d)	(d)	(d)			(d)	(d)		
ING VP Index Plus International Equity Portfolio - Service Class												
2008	92	$6.44	to	$6.56	$600	5.66%	0.70%	to	1.40%	-44.63%	to	-44.19%
2007	115	$11.60	to	$11.70	$1,345	-	0.75%	to	1.40%	6.60%	to	7.34%
2006	887	$10.86	to	$10.94	$9,676	(c)	0.75%	to	1.90%	(c)		
2005	(c)			(c)	(c)	(c)			(c)	(c)		
2004	(c)			(c)	(c)	(c)			(c)	(c)		

182

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class												
2008	19	$6.51	to	$6.73	$123	0.91%	0.75%	to	1.75%	-33.98%	to	-33.23%
2007	32	$9.86	to	$10.08	$318	-	0.75%	to	1.75%	-5.37%	to	-4.45%
2006	36	$10.42	to	$10.55	$374	(c)	0.75%	to	1.75%	(c)		
2005	(c)		(c)		(c)	(c)	(c)			(c)		
2004	(c)		(c)		(c)	(c)	(c)			(c)		
ING American Century Large Company Value Portfolio - Service Class												
2008	21	$7.38	to	$8.09	$170	12.33%	0.70%	to	1.25%	-37.79%	to	-37.43%
2007	21	$12.57	to	$12.93	$268	1.76%	0.75%	to	1.25%	-3.23%	to	-2.78%
2006	14	$12.99	to	$13.30	$187	0.28%	0.75%	to	1.25%	17.88%	to	18.43%
2005	12	$11.02	to	$13.27	$130	1.16%	0.75%	to	1.25%	0.00%	to	0.54%
2004	35	$11.02	to	$13.23	$387	1.06%	0.75%	to	1.25%	8.68%	to	9.19%
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2008	106	$10.76	to	$12.82	$1,200	0.69%	0.75%	to	1.50%	-27.69%	to	-27.11%
2007	89	$14.88	to	$17.62	$1,399	0.39%	0.75%	to	1.50%	-4.31%	to	-3.60%
2006	102	$15.55	to	$18.32	$1,650	0.01%	0.75%	to	1.50%	13.67%	to	14.58%
2005	107	$13.68	to	$16.02	$1,511	0.24%	0.75%	to	1.50%	6.29%	to	7.08%
2004	77	$12.87	to	$15.00	$1,034	-	0.75%	to	1.50%	19.89%	to	20.35%
ING Baron Asset Portfolio - Service Class												
2008	42	$6.32	to	$6.83	$266	-	0.70%	to	1.25%	-41.75%	to	-41.50%
2007	63	$10.85	to	$10.94	$688	-	0.75%	to	1.25%	7.53%	to	8.10%
2006	1	$10.09	to	$10.12	$7	(c)	0.75%	to	1.25%	(c)		
2005	(c)		(c)		(c)	(c)	(c)			(c)		
2004	(c)		(c)		(c)	(c)	(c)			(c)		
ING Baron Small Cap Growth Portfolio - Service Class												
2008	298	$6.03	to	$12.04	$2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
2007	329	$10.46	to	$20.69	$5,233	-	0.75%	to	1.90%	4.08%	to	5.32%
2006	541	$10.05	to	$19.69	$7,061	-	0.75%	to	1.90%	13.49%	to	14.40%
2005	248	$15.20	to	$17.25	$3,883	-	0.75%	to	1.50%	5.78%	to	6.55%
2004	200	$14.37	to	$16.22	$2,941	-	0.75%	to	1.50%	26.05%	to	27.04%

183

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Columbia Small Cap Value II Portfolio - Service Class												
2008	114	$6.54	to	$6.75	$761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
2007	164	$10.12	to	$10.32	$1,676	0.08%	0.75%	to	1.90%	1.00%	to	2.18%
2006	327	$10.02	to	$10.10	$3,294	(c)	0.75%	to	1.90%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		
ING Davis New York Venture Portfolio - Service Class												
2008	285	$6.65	to	$9.91	$2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
2007	274	$11.15	to	$13.92	$3,386	0.26%	0.75%	to	1.90%	2.20%	to	3.42%
2006	173	$10.91	to	$15.96	$2,083	-	0.75%	to	1.90%	12.11%	to	13.01%
2005	83	$11.31	to	$14.15	$982	-	0.75%	to	1.50%	2.35%	to	3.12%
2004	129	$11.05	to	$13.75	$1,485	-	0.75%	to	1.50%	6.87%	to	7.64%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2008	129	$7.53	to	$13.27	$1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
2007	165	$17.23	to	$20.01	$2,982	0.52%	0.75%	to	1.50%	0.82%	to	1.58%
2006	156	$17.09	to	$19.74	$2,766	-	0.75%	to	1.50%	14.78%	to	15.69%
2005	137	$14.89	to	$17.10	$2,101	0.28%	0.75%	to	1.50%	6.89%	to	7.67%
2004	154	$13.93	to	$15.92	$2,215	0.21%	0.75%	to	1.50%	18.76%	to	19.71%
ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class												
2008	2,073	$3.52	to	$10.63	$16,298	-	0.70%	to	1.90%	-40.34%	to	-39.64%
2007	2,545	$5.90	to	$17.61	$32,332	-	0.75%	to	1.90%	-3.44%	to	-2.34%
2006	3,252	$6.11	to	$18.04	$42,509	-	0.75%	to	1.90%	8.14%	to	9.47%
2005	3,880	$5.65	to	$16.48	$48,357	-	0.75%	to	1.90%	9.28%	to	10.60%
2004	4,742	$5.17	to	$14.90	$53,255	-	0.75%	to	1.90%	7.71%	to	8.92%
ING Neuberger Berman Partners Portfolio - Initial Class												
2008	2,614	$5.27	to	$5.44	$14,045	0.25%	0.95%	to	2.25%	-52.21%	to	-51.57%
2007	3,598	$10.99	to	$11.28	$40,033	0.28%	0.95%	to	2.25%	6.43%	to	7.82%
2006	4,756	$10.30	to	$10.49	$49,253	(c)	0.95%	to	2.25%	(c)		
2005	(c)	(c)			(c)	(c)	(c)			(c)		
2004	(c)	(c)			(c)	(c)	(c)			(c)		

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Neuberger Berman Partners Portfolio - Service Class									
2008	42	$5.40	to $5.48	$226	-	0.75%	to 1.25%	-51.91%	to -51.63%
2007	4	$11.23	to $11.33	$47	(d)	0.75%	to 1.25%	(d)	
2006	(d)	(d)		(d)	(d)	(d)		(d)	
2005	(d)	(d)		(d)	(d)	(d)		(d)	
2004	(d)	(d)		(d)	(d)	(d)		(d)	
ING Oppenheimer Global Portfolio - Initial Class									
2008	8,892	$7.00	to $8.78	$76,622	2.27%	0.70%	to 1.90%	-41.47%	to -40.72%
2007	10,904	$12.18	to $14.86	$159,447	1.08%	0.75%	to 1.90%	4.48%	to 5.77%
2006	13,690	$13.51	to $14.07	$190,280	0.07%	0.75%	to 1.90%	15.80%	to 17.09%
2005	15,774	$11.62	to $12.04	$193,562	(b)	0.75%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Strategic Income Portfolio - Initial Class									
2008	4,539	$8.33	to $9.88	$44,027	5.46%	0.70%	to 2.25%	-17.39%	to -16.18%
2007	5,739	$11.33	to $11.79	$66,638	4.56%	0.75%	to 2.25%	6.29%	to 7.95%
2006	6,500	$10.54	to $10.93	$70,286	0.38%	0.75%	to 2.25%	6.07%	to 7.66%
2005	7,202	$9.99	to $10.13	$75,516	(b)	0.75%	to 1.90%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
ING Oppenheimer Strategic Income Portfolio - Service Class									
2008	2	$9.57		$16	5.56%	1.25%		-16.85%	
2007	2	$11.51		$20	9.52%	1.25%		7.27%	
2006	-	$10.73		$1	(c)	1.25%		(c)	
2005	(c)	(c)		(c)	(c)	(c)		(c)	
2004	(c)	(c)		(c)	(c)	(c)		(c)	
ING PIMCO Total Return Portfolio - Service Class									
2008	776	$9.96	to $12.94	$9,940	4.66%	0.70%	to 1.50%	-1.68%	to -0.92%
2007	620	$12.51	to $13.06	$8,027	3.35%	0.75%	to 1.50%	7.75%	to 8.56%
2006	563	$11.61	to $12.03	$6,721	1.62%	0.75%	to 1.50%	2.47%	to 3.26%
2005	492	$11.31	to $11.65	$5,693	1.55%	0.75%	to 1.50%	0.53%	to 1.30%
2004	339	$11.18	to $11.50	$3,885	-	0.75%	to 1.50%	2.73%	to 3.60%

185

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Initial Class												
2008	1,746	$7.22	to	$7.83	$12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
2007	32	$11.08	to	$11.18	$355	23.40%	0.75%	to	1.25%	4.73%	to	5.37%
2006	2	$10.58	to	$10.61	$21	(c)	0.75%	to	1.25%	(c)		(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING Solution 2015 Portfolio - Service Class												
2008	280	$7.92	to	$8.88	$2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
2007	119	$11.99	to	$12.23	$1,452	0.58%	0.75%	to	1.50%	3.01%	to	3.82%
2006	82	$11.64	to	$11.78	$959	0.27%	0.75%	to	1.50%	9.36%	to	9.89%
2005	6	$10.68	to	$10.72	$68	(b)	0.75%	to	1.25%	(b)		(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING Solution 2025 Portfolio - Service Class												
2008	186	$7.43	to	$8.34	$1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
2007	191	$12.53	to	$12.70	$2,417	0.43%	0.75%	to	1.25%	3.30%	to	3.84%
2006	70	$12.13	to	$12.23	$853	0.23%	0.75%	to	1.25%	11.18%	to	11.79%
2005	11	$10.91	to	$10.94	$125	(b)	0.75%	to	1.25%	(b)		(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING Solution 2035 Portfolio - Service Class												
2008	157	$7.20	to	$8.22	$1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%
2007	125	$12.97	to	$13.15	$1,630	0.58%	0.75%	to	1.25%	4.01%	to	4.53%
2006	36	$12.47	to	$12.58	$453	0.11%	0.75%	to	1.25%	12.65%		
2005	-		$11.07		$3	(b)		1.25%		(b)		
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING Solution 2045 Portfolio - Service Class												
2008	99	$6.95	to	$8.10	$764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
2007	102	$13.38	to	$13.56	$1,381	0.36%	0.75%	to	1.25%	4.45%	to	4.95%
2006	21	$12.81	to	$12.92	$272	0.05%	0.75%	to	1.25%	13.66%		
2005	-		$11.27		$3	(b)		1.25%		(b)		
2004	(b)			(b)	(b)	(b)			(b)			(b)

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Income Portfolio - Service Class												
2008	144	$8.67	to	$9.52	$1,349	1.53%	0.70%	to	0.75%	-17.29%		
2007	110	$11.35	to	$11.51	$1,264	1.20%	0.75%	to	1.25%	3.94%	to	4.45%
2006	37	$10.92	to	$11.02	$408	0.18%	0.75%	to	1.25%	6.02%		
2005	13		$10.30		$138	(b)		1.25%		(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2008	4,178	$6.30	to	$8.01	$32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
2007	4,927	$12.59	to	$14.23	$68,707	0.19%	0.75%	to	1.90%	11.23%	to	12.51%
2006	6,287	$11.90	to	$12.67	$78,292	-	0.75%	to	1.90%	7.04%	to	8.35%
2005	7,857	$11.07	to	$11.73	$90,830	(b)	0.75%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2008	1,613	$6.64	to	$18.58	$25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
2007	1,963	$12.35	to	$32.60	$53,823	0.49%	0.75%	to	1.50%	8.25%	to	9.05%
2006	2,343	$12.35	to	$30.09	$60,240	0.23%	0.75%	to	1.50%	11.65%	to	12.44%
2005	2,307	$13.30	to	$26.93	$64,310	0.49%	0.75%	to	1.50%	4.59%	to	5.39%
2004	2,801	$12.62	to	$25.72	$73,921	0.15%	0.75%	to	1.50%	8.39%	to	9.21%
ING Templeton Foreign Equity Portfolio - Initial Class												
2008	2,911	$6.22	to	$6.93	$18,241	(e)	0.70%	to	1.90%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Thornburg Value Portfolio - Initial Class												
2008	1,334	$4.39	to	$20.54	$13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
2007	1,750	$7.43	to	$34.35	$27,434	0.48%	0.75%	to	1.90%	5.24%	to	6.45%
2006	2,035	$7.06	to	$32.27	$28,919	0.47%	0.75%	to	1.90%	14.61%	to	15.95%
2005	2,322	$6.16	to	$27.83	$30,602	0.78%	0.75%	to	1.90%	-0.32%	to	0.80%
2004	2,955	$6.18	to	$27.61	$38,224	0.42%	0.75%	to	1.90%	10.75%	to	12.05%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class									
2008	1,676	$4.86	to $11.23	$15,297	2.38%	0.70%	to 1.90%	-40.95%	to -40.20%
2007	2,083	$8.23	to $18.78	$30,926	0.72%	0.75%	to 1.90%	-0.72%	to 0.43%
2006	2,519	$8.29	to $18.70	$36,982	0.79%	0.75%	to 1.90%	12.33%	to 13.68%
2005	3,105	$7.38	to $16.45	$40,268	0.88%	0.75%	to 1.90%	7.27%	to 8.51%
2004	3,631	$6.88	to $15.16	$43,678	0.77%	0.75%	to 1.90%	12.60%	to 13.90%
ING Van Kampen Comstock Portfolio - Service Class									
2008	153	$7.41	to $10.26	$1,370	3.71%	0.70%	to 1.50%	-37.39%	to -36.94%
2007	180	$13.64	to $16.31	$2,568	1.24%	0.75%	to 1.50%	-3.74%	to -3.00%
2006	221	$14.17	to $16.85	$3,248	0.66%	0.75%	to 1.50%	14.09%	to 14.99%
2005	252	$12.42	to $14.68	$3,224	0.60%	0.75%	to 1.50%	1.97%	to 2.74%
2004	298	$12.18	to $14.32	$3,726	-	0.75%	to 1.50%	15.23%	to 15.84%
ING Van Kampen Equity and Income Portfolio - Initial Class									
2008	7,182	$8.39	to $9.48	$67,293	4.97%	0.70%	to 1.90%	-24.82%	to -23.94%
2007	9,133	$12.07	to $12.49	$112,954	2.44%	0.75%	to 1.90%	1.59%	to 2.83%
2006	11,772	$11.84	to $12.18	$142,375	1.91%	0.75%	to 1.90%	10.52%	to 11.84%
2005	13,462	$10.66	to $10.91	$146,295	(b)	0.75%	to 1.90%		(b)
2004	(b)		(b)	(b)	(b)		(b)		(b)
ING VP Strategic Allocation Conservative Portfolio - Class I									
2008	600	$8.30	to $15.49	$8,278	4.46%	0.70%	to 1.50%	-24.71%	to -24.14%
2007	712	$17.01	to $20.42	$13,112	3.40%	0.75%	to 1.50%	4.23%	to 4.99%
2006	802	$16.28	to $19.45	$14,115	2.69%	0.75%	to 1.50%	6.77%	to 7.58%
2005	795	$15.95	to $18.08	$16,483	1.95%	0.75%	to 1.50%	2.31%	to 3.08%
2004	926	$15.55	to $17.54	$18,730	1.82%	0.75%	to 1.50%	6.50%	to 7.15%
ING VP Strategic Allocation Growth Portfolio - Class I									
2008	711	$6.85	to $14.54	$8,438	2.39%	0.70%	to 2.25%	-37.50%	to -36.53%
2007	716	$10.96	to $22.91	$14,104	1.78%	0.75%	to 2.25%	2.62%	to 4.28%
2006	800	$10.68	to $21.97	$15,119	1.35%	0.75%	to 2.25%	10.67%	to 12.32%
2005	633	$16.45	to $19.56	$14,815	1.22%	0.75%	to 1.50%	4.65%	to 5.39%
2004	771	$15.68	to $18.56	$15,631	1.04%	0.75%	to 2.25%	10.33%	to 11.20%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Strategic Allocation Moderate Portfolio - Class I												
2008	770	$7.62	to	$14.87	$9,608	3.23%	0.70%	to	2.25%	-32.02%	to	-31.00%
2007	893	$11.21	to	$21.55	$16,300	2.24%	0.75%	to	2.25%	3.13%	to	4.71%
2006	1,165	$10.87	to	$20.58	$20,258	1.93%	0.75%	to	2.25%	8.70%	to	10.35%
2005	953	$12.95	to	$18.65	$21,319	1.57%	0.75%	to	1.50%	3.15%	to	3.90%
2004	1,065	$15.45	to	$17.95	$20,822	1.30%	0.75%	to	2.25%	8.74%	to	9.38%
ING VP Growth and Income Portfolio - Class I												
2008	11,849	$5.16	to	$200.72	$186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
2007	12,365	$8.47	to	$324.86	$339,189	1.33%	0.75%	to	2.25%	5.09%	to	6.62%
2006	14,714	$8.06	to	$305.35	$372,591	1.14%	0.75%	to	2.25%	11.63%	to	13.32%
2005	15,346	$7.36	to	$231.60	$383,782	0.99%	0.75%	to	1.90%	6.05%	to	7.34%
2004	18,090	$6.94	to	$216.86	$423,357	2.31%	0.75%	to	2.25%	6.28%	to	7.59%
ING GET U.S. Core Portfolio - Series 3												
2008	1,675	$9.75	to	$10.23	$16,807	2.16%	1.45%	to	2.40%	-5.71%	to	-4.93%
2007	2,204	$10.34	to	$10.76	$23,314	2.48%	1.45%	to	2.40%	2.38%	to	3.46%
2006	2,752	$10.10	to	$10.40	$28,242	2.51%	1.45%	to	2.40%	3.80%	to	4.84%
2005	4,182	$9.73	to	$9.92	$41,138	1.97%	1.45%	to	2.40%	-1.62%	to	-0.70%
2004	5,491	$9.89	to	$9.99	$54,614	-	1.45%	to	2.40%	-1.00%	to	-0.10%
ING GET U.S. Core Portfolio - Series 4												
2008	247	$10.01	to	$10.48	$2,543	2.83%	1.45%	to	2.40%	-8.00%	to	-7.17%
2007	364	$10.88	to	$11.29	$4,033	2.95%	1.45%	to	2.40%	1.21%	to	2.17%
2006	469	$10.75	to	$11.05	$5,115	2.72%	1.45%	to	2.40%	5.29%	to	6.35%
2005	569	$10.21	to	$10.39	$5,868	1.74%	1.45%	to	2.40%	-1.16%	to	-0.19%
2004	788	$10.33	to	$10.41	$8,173	(a)	1.45%	to	2.40%	(a)		
ING GET U.S. Core Portfolio - Series 5												
2008	159	$10.31	to	$10.70	$1,685	1.67%	1.45%	to	2.25%	-9.48%	to	-8.70%
2007	206	$11.32	to	$11.72	$2,393	1.73%	1.45%	to	2.40%	-0.35%	to	0.69%
2006	284	$11.36	to	$11.64	$3,282	1.93%	1.45%	to	2.40%	8.60%	to	9.60%
2005	374	$10.46	to	$10.62	$3,957	0.98%	1.45%	to	2.40%	0.19%	to	1.14%
2004	422	$10.44	to	$10.50	$4,428	(a)	1.45%	to	2.40%	(a)		

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 6												
2008	2,171	$10.10	to	$10.46	$22,445	1.88%	1.45%	to	2.25%	-8.27%	to	-7.52%
2007	2,779	$10.96	to	$11.31	$31,137	2.38%	1.45%	to	2.40%	0.83%	to	1.80%
2006	3,851	$10.87	to	$11.11	$42,523	2.61%	1.45%	to	2.40%	7.84%	to	8.81%
2005	6,780	$10.08	to	$10.21	$68,984	0.38%	1.45%	to	2.40%	0.20%	to	1.19%
2004	8,740	$10.06	to	$10.09	$88,090	(a)	1.45%	to	2.40%			(a)
ING GET U.S. Core Portfolio - Series 7												
2008	1,220	$10.11	to	$10.45	$12,593	2.00%	1.45%	to	2.25%	-7.16%	to	-6.36%
2007	1,751	$10.84	to	$11.16	$19,355	2.47%	1.45%	to	2.40%	0.84%	to	1.73%
2006	2,664	$10.75	to	$10.97	$29,018	2.50%	1.45%	to	2.40%	7.61%	to	8.72%
2005	4,298	$9.99	to	$10.09	$43,222	0.06%	1.45%	to	2.40%	-0.10%	to	0.90%
2004	5,702		$10.00		$57,015	(a)	0.95%	to	1.90%			(a)
ING GET U.S. Core Portfolio - Series 8												
2008	1,061	$10.02	to	$10.39	$10,922	1.90%	1.45%	to	2.40%	-8.74%	to	-7.81%
2007	1,361	$10.98	to	$11.27	$15,240	1.97%	1.45%	to	2.40%	1.10%	to	2.08%
2006	2,552	$10.86	to	$11.04	$28,056	1.80%	1.45%	to	2.40%	8.06%	to	9.09%
2005	3,197	$10.05	to	$10.12	$32,287	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING GET U.S. Core Portfolio - Series 9												
2008	791	$10.08	to	$10.37	$8,130	2.08%	1.45%	to	2.25%	-7.35%	to	-6.58%
2007	1,076	$10.88	to	$11.10	$11,868	2.53%	1.45%	to	2.25%	1.59%	to	2.49%
2006	1,856	$10.71	to	$10.83	$20,035	1.29%	1.45%	to	2.25%	7.64%	to	8.52%
2005	2,337	$9.94	to	$10.00	$23,302	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)
ING GET U.S. Core Portfolio - Series 10												
2008	630	$10.17	to	$10.44	$6,522	2.65%	1.45%	to	2.25%	-6.01%	to	-5.26%
2007	909	$10.82	to	$11.02	$9,950	2.31%	1.45%	to	2.25%	1.22%	to	2.04%
2006	1,672	$10.69	to	$10.80	$18,001	0.75%	1.45%	to	2.25%	7.33%	to	8.22%
2005	2,176	$9.96	to	$10.00	$21,698	(b)	1.45%	to	2.40%			(b)
2004	(b)		(b)		(b)	(b)		(b)				(b)

190

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 11												
2008	772	$10.30	to	$10.61	$8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
2007	1,072	$10.50	to	$10.71	$11,430	3.86%	1.45%	to	2.40%	-0.38%	to	0.56%
2006	1,783	$10.54	to	$10.65	$18,897	0.11%	1.45%	to	2.40%	5.29%	to	6.29%
2005	2,425	$10.01	to	$10.02	$24,279	(b)	0.95%	to	1.90%			(b)
2004	(b)			(b)	(b)	(b)			(b)			(b)
ING GET U.S. Core Portfolio - Series 12												
2008	1,946	$10.26	to	$10.55	$20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
2007	3,718	$11.21	to	$11.41	$42,061	1.30%	1.45%	to	2.40%	0.54%	to	1.51%
2006	4,373	$11.15	to	$11.24	$48,943	(c)	1.45%	to	2.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING GET U.S. Core Portfolio - Series 13												
2008	1,853	$10.33	to	$10.54	$19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
2007	3,214	$10.30	to	$10.45	$33,324	0.61%	1.45%	to	2.40%	2.39%	to	3.36%
2006	4,416	$10.06	to	$10.11	$44,505	(c)	1.45%	to	2.40%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING GET U.S. Core Portfolio - Series 14												
2008	2,041	$10.24	to	$10.44	$21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%
2007	2,501	$10.18	to	$10.28	$25,572	-	1.45%	to	2.40%	2.50%	to	2.80%
2006	9		$10.00		$85	(c)	0.95%	to	1.25%			(c)
2005	(c)			(c)	(c)	(c)			(c)			(c)
2004	(c)			(c)	(c)	(c)			(c)			(c)
ING BlackRock Global Science and Technology Portfolio - Class I												
2008	1,247	$2.88	to	$9.89	$3,743	-	0.70%	to	1.90%	-40.97%	to	-40.27%
2007	1,830	$4.86	to	$16.58	$9,192	-	0.75%	to	1.90%	16.82%	to	18.20%
2006	1,911	$4.14	to	$14.07	$8,139	-	0.75%	to	1.90%	5.24%	to	6.60%
2005	2,617	$3.92	to	$13.24	$10,507	-	0.75%	to	1.90%	9.56%	to	10.87%
2004	2,857	$3.56	to	$11.96	$10,373	-	0.75%	to	1.90%	-3.17%	to	-1.86%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class I												
2008	36	$5.91	to	$5.94	$211	(e)	0.75%	to	1.50%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio - Class I												
2008	9	$10.19	to	$10.22	$96	(e)	0.75%	to	1.25%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Opportunistic Large Cap Growth Portfolio - Class I												
2008	1,040	$3.69	to	$10.68	$7,963	0.77%	0.70%	to	1.90%	-45.09%	to	-44.46%
2007	1,280	$6.72	to	$19.23	$17,364	0.17%	0.75%	to	1.90%	15.66%	to	16.97%
2006	1,613	$5.81	to	$16.44	$18,754	0.06%	0.75%	to	1.90%	0.69%	to	1.89%
2005	1,858	$5.77	to	$16.14	$23,711	0.68%	0.75%	to	1.90%	7.25%	to	8.61%
2004	2,380	$5.38	to	$14.86	$28,081	0.12%	0.75%	to	1.90%	5.25%	to	6.37%
ING Opportunistic Large Cap Value Portfolio - Class I												
2008	334	$7.66	to	$14.95	$4,682	2.09%	0.70%	to	1.50%	-36.59%	to	-36.08%
2007	398	$15.20	to	$23.39	$8,809	1.74%	0.75%	to	1.50%	1.50%	to	2.23%
2006	531	$11.05	to	$22.88	$11,521	1.42%	0.75%	to	1.50%	14.29%	to	15.15%
2005	684	$12.96	to	$19.87	$12,906	1.88%	0.75%	to	1.50%	5.44%	to	6.20%
2004	909	$12.23	to	$18.71	$16,285	0.82%	0.75%	to	1.50%	8.48%	to	9.35%
ING Opportunistic Large Cap Value Portfolio - Class S												
2008	39	$7.16	to	$7.38	$285	1.68%	0.95%	to	1.90%	-37.03%	to	-36.38%
2007	68	$11.37	to	$11.60	$784	1.62%	0.95%	to	1.90%	0.80%	to	1.75%
2006	105	$11.28	to	$11.40	$1,192	1.49%	0.95%	to	1.90%	13.60%	to	14.69%
2005	145	$9.93	to	$9.94	$1,436	(b)	0.95%	to	1.90%	(b)		
2004	(b)		(b)		(b)	(b)		(b)		(b)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class I												
2008	96	$6.63	to	$6.65	$641	(e)	0.75%	to	1.25%	(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Russell™ Mid Cap Index Portfolio - Class I												
2008	5		$5.93		$29	(e)		0.75%		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING Russell™ Small Cap Index Portfolio - Class I												
2007	5		$6.97		$35	(e)		0.75%		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
2005	(e)		(e)		(e)	(e)		(e)		(e)		
2004	(e)		(e)		(e)	(e)		(e)		(e)		
ING VP Index Plus LargeCap Portfolio - Class I												
2008	8,508	$5.80	to	$14.93	$79,909	2.29%	0.70%	to	2.25%	-38.56%	to	-37.69%
2007	10,284	$9.42	to	$23.96	$155,324	1.17%	0.75%	to	2.25%	2.70%	to	4.22%
2006	9,664	$9.15	to	$22.99	$152,360	1.09%	0.75%	to	2.25%	11.99%	to	13.70%
2005	9,069	$8.14	to	$20.22	$161,314	1.24%	0.75%	to	1.90%	3.43%	to	4.62%
2004	10,827	$7.87	to	$19.33	$182,362	1.01%	0.75%	to	2.25%	8.40%	to	9.77%
ING VP Index Plus MidCap Portfolio - Class I												
2008	527	$6.85	to	$15.69	$7,814	1.43%	0.70%	to	1.50%	-38.51%	to	-38.02%
2007	606	$11.44	to	$25.34	$14,668	0.80%	0.75%	to	1.50%	3.90%	to	4.68%
2006	724	$10.94	to	$24.21	$16,714	0.62%	0.75%	to	1.50%	7.81%	to	8.63%
2005	859	$16.06	to	$22.30	$18,302	0.44%	0.75%	to	1.50%	9.52%	to	10.34%
2004	944	$14.59	to	$20.23	$18,233	0.40%	0.75%	to	1.50%	14.85%	to	15.72%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP Index Plus SmallCap Portfolio - Class I												
2008	313	$7.28	to	$12.08	$3,465	0.94%	0.70%	to	1.50%	-34.53%	to	-34.09%
2007	375	$15.87	to	$18.33	$6,359	0.46%	0.75%	to	1.50%	-7.63%	to	-6.92%
2006	480	$11.11	to	$19.70	$8,727	0.41%	0.75%	to	1.50%	12.07%	to	13.00%
2005	614	$15.33	to	$17.45	$9,917	0.31%	0.75%	to	1.50%	6.09%	to	6.79%
2004	592	$14.45	to	$16.34	$8,963	0.14%	0.75%	to	1.50%	20.22%	to	21.21%
ING VP Small Company Portfolio - Class I												
2008	1,717	$7.27	to	$21.03	$27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%
2007	2,343	$13.38	to	$30.74	$53,080	0.20%	0.75%	to	1.90%	3.91%	to	5.13%
2006	3,127	$13.29	to	$29.24	$68,006	0.41%	0.75%	to	1.90%	14.57%	to	15.93%
2005	3,533	$11.60	to	$25.23	$72,337	0.14%	0.75%	to	1.90%	8.21%	to	9.46%
2004	4,382	$10.72	to	$23.05	$82,870	0.28%	0.75%	to	1.90%	12.13%	to	13.55%
ING VP International Value Portfolio - Class I												
2008	338	$6.66	to	$11.71	$3,607	2.63%	0.70%	to	1.50%	-43.61%	to	-43.17%
2007	345	$18.07	to	$20.65	$6,503	1.89%	0.75%	to	1.50%	11.75%	to	12.58%
2006	401	$16.17	to	$18.38	$6,725	2.18%	0.75%	to	1.50%	27.52%	to	28.53%
2005	304	$12.68	to	$14.33	$3,967	2.79%	0.75%	to	1.50%	7.82%	to	8.62%
2004	247	$11.76	to	$13.22	$2,980	1.29%	0.75%	to	1.50%	15.63%	to	16.51%
ING VP MidCap Opportunities Portfolio - Class I												
2008	54	$6.94	to	$9.47	$498	-	0.70%	to	1.25%	-38.42%	to	-38.10%
2007	56	$14.81	to	$15.30	$860	-	0.75%	to	1.25%	24.14%	to	24.80%
2006	34	$11.93	to	$12.26	$411	-	0.75%	to	1.25%	6.42%	to	7.00%
2005	33	$11.21	to	$11.46	$379	-	0.75%	to	1.25%	9.05%	to	9.56%
2004	32	$10.28	to	$13.84	$340	-	0.75%	to	1.25%	10.18%	to	10.69%
ING VP MidCap Opportunities Portfolio - Class S												
2008	336	$7.67	to	$8.26	$2,720	-	0.95%	to	1.90%	-38.88%	to	-38.27%
2007	533	$12.55	to	$13.38	$6,959	-	0.95%	to	1.90%	23.04%	to	24.23%
2006	742	$10.20	to	$10.77	$7,822	-	0.95%	to	1.90%	5.59%	to	6.63%
2005	1,074	$9.66	to	$10.10	$10,674	-	0.95%	to	1.90%	8.05%	to	9.07%
2004	1,180	$8.94	to	$9.26	$10,784	-	0.95%	to	1.90%	9.02%	to	10.11%

194

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING VP SmallCap Opportunities Portfolio - Class I												
2008	67	$6.25	to	$10.89	$522	-	0.70%	to	1.25%	-35.30%	to	-34.97%
2007	41	$9.66	to	$16.79	$410	-	0.75%	to	1.25%	8.66%	to	9.31%
2006	26	$8.89	to	$15.40	$241	-	0.75%	to	1.25%	11.12%	to	11.61%
2005	11	$8.00	to	$13.81	$88	-	0.75%	to	1.25%	7.82%	to	8.34%
2004	128	$7.42	to	$12.78	$970	-	0.75%	to	1.25%	8.80%	to	9.42%
ING VP SmallCap Opportunities Portfolio - Class S												
2008	320	$5.55	to	$5.98	$1,876	-	0.95%	to	1.90%	-35.84%	to	-35.14%
2007	465	$8.65	to	$9.22	$4,184	-	0.95%	to	1.90%	7.72%	to	8.73%
2006	629	$8.03	to	$8.48	$5,223	-	0.95%	to	1.90%	10.30%	to	11.29%
2005	810	$7.28	to	$7.62	$6,065	-	0.95%	to	1.90%	6.74%	to	7.78%
2004	765	$6.82	to	$7.07	$5,342	-	0.95%	to	1.90%	7.91%	to	8.94%
ING VP Balanced Portfolio - Class I												
2008	4,677	$7.72	to	$28.83	$81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
2007	6,094	$10.98	to	$40.47	$145,449	2.69%	0.75%	to	2.25%	3.20%	to	4.78%
2006	7,358	$10.64	to	$38.70	$165,989	2.39%	0.75%	to	2.25%	7.47%	to	9.16%
2005	6,847	$10.08	to	$27.78	$174,465	2.33%	0.75%	to	1.90%	2.34%	to	3.50%
2004	7,519	$9.85	to	$26.84	$189,559	2.00%	0.75%	to	2.25%	7.30%	to	8.58%
ING VP Intermediate Bond Portfolio - Class I												
2008	6,247	$9.39	to	$75.43	$100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%
2007	5,709	$10.77	to	$83.34	$105,197	3.54%	0.75%	to	2.25%	3.67%	to	5.26%
2006	6,657	$10.25	to	$79.47	$115,703	3.76%	0.75%	to	2.25%	1.75%	to	3.26%
2005	7,208	$11.62	to	$20.25	$130,583	3.70%	0.75%	to	1.90%	1.18%	to	2.38%
2004	7,665	$11.37	to	$19.78	$137,880	7.97%	0.75%	to	2.25%	2.91%	to	4.11%
ING VP Money Market Portfolio - Class I												
2008	15,397	$10.06	to	$16.42	$207,378	5.24%	0.70%	to	1.90%	0.65%	to	1.92%
2007	15,622	$10.59	to	$16.11	$204,844	4.10%	0.75%	to	1.90%	3.14%	to	4.34%
2006	18,036	$10.17	to	$15.44	$224,967	2.87%	0.75%	to	2.25%	2.49%	to	4.11%
2005	17,339	$10.21	to	$14.83	$214,217	1.08%	0.75%	to	1.90%	1.09%	to	2.21%
2004	15,367	$10.10	to	$14.51	$192,781	1.13%	0.75%	to	2.25%	-0.88%	to	0.35%

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2008	1			$28.45	$16	-	0.75%			-16.45%		
2007	1			$34.05	$23	4.55%	0.75%			9.70%		
2006	1			$31.04	$21	2.16%	0.75%			9.88%		
2005	1			$28.25	$19	-	0.75%			7.17%		
2004	9,164	$9.95	to	$27.77	$156,790	2.08%	0.75%	to	1.90%	6.53%	to	7.72%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2008	-			$25.03	$3	-	0.75%			5.26%		
2007	1			$23.78	$12	8.33%	0.75%			6.21%		
2006	1			$22.39	$12	4.88%	0.75%			3.47%		
2005	1			$21.64	$11	-	0.75%			1.22%		
2004	794	$11.46	to	$21.38	$15,748	5.17%	0.75%	to	1.50%	2.40%	to	3.19%
Janus Aspen Series Large Cap Growth Portfolio - Institutional Shares												
2008	-	$13.36	to	$14.67	$5	-	0.75%	to	1.50%	-40.62%	to	-40.20%
2007	-	$22.50	to	$24.53	$9	-	0.75%	to	1.50%	13.35%	to	14.25%
2006	-	$19.85	to	$21.47	$8	0.49%	0.75%	to	1.50%	9.73%	to	10.56%
2005	-	$18.09	to	$19.42	$7	-	0.75%	to	1.50%	2.73%	to	3.52%
2004	6,667	$5.85	to	$21.12	$84,481	0.13%	0.75%	to	1.90%	2.45%	to	3.70%
Janus Aspen Series Mid Cap Growth Portfolio - Institutional Shares												
2008	-	$16.79	to	$18.43	$1	-	0.75%	to	1.50%	-44.55%	to	-44.15%
2007	-	$30.28	to	$33.00	$8	-	0.75%	to	1.50%	20.21%	to	21.10%
2006	-	$25.19	to	$27.25	$7	-	0.75%	to	1.50%	11.96%	to	12.79%
2005	-	$22.50	to	$24.16	$6	-	0.75%	to	1.50%	10.62%	to	11.44%
2004	7,231	$4.59	to	$21.68	$94,264	-	0.75%	to	1.90%	18.30%	to	19.85%
Janus Aspen Series Worldwide Growth Portfolio - Institutional Shares												
2008	-			$15.86	$2	-	0.75%			-45.06%		
2007	-			$28.87	$8	-	0.75%			8.82%		
2006	-			$26.53	$7	1.72%	0.75%			17.29%		
2005	-			$22.62	$6	-	0.75%			5.11%		
2004	10,934	$5.95	to	$23.00	$154,245	0.94%	0.75%	to	1.90%	2.76%	to	3.96%

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC									
2008	222	$7.21 to	$10.69	$2,000	1.17%	0.70% to	1.50%	-40.23% to	-39.78%
2007	274	$14.54 to	$17.79	$4,141	0.43%	0.75% to	1.50%	-0.95% to	-0.20%
2006	306	$11.47 to	$17.86	$4,642	0.42%	0.75% to	1.50%	10.54% to	11.36%
2005	434	$13.28 to	$16.06	$5,924	0.52%	0.75% to	1.50%	6.67% to	7.43%
2004	292	$12.45 to	$14.98	$3,732	0.40%	0.75% to	1.50%	22.18% to	23.12%
Oppenheimer Global Securities/VA									
2008	3	$15.51		$47	1.53%	0.75%		-40.64%	
2007	3	$26.13		$84	1.20%	0.75%		5.53%	
2006	3	$24.76		$83	0.98%	0.75%		16.79%	
2005	3	$21.20		$72	2.12%	0.75%		13.49%	
2004	2,073	$15.03 to	$23.47	$43,720	1.17%	0.75% to	1.50%	17.37% to	18.23%
Oppenheimer Main Street Fund®/VA									
2008	35	$6.75 to	$7.94	$255	1.74%	0.80% to	1.25%	-39.24% to	-38.97%
2007	36	$11.11 to	$13.01	$434	0.98%	0.80% to	1.25%	3.06%	
2006	32	$10.78 to	$12.56	$381	2.21%	0.80% to	1.25%	13.59% to	14.08%
2005	4,588	$8.60 to	$14.43	$58,462	1.38%	0.95% to	1.90%	3.99% to	4.98%
2004	5,694	$8.27 to	$13.79	$68,396	0.85%	0.80% to	2.25%	7.40% to	8.45%
Oppenheimer Main Street Small Cap Fund®/VA									
2008	47	$6.86 to	$8.12	$382	0.60%	0.70% to	1.50%	-38.76% to	-38.34%
2007	47	$12.90 to	$13.17	$617	0.30%	0.75% to	1.50%	-2.71% to	-1.94%
2006	54	$13.26 to	$13.43	$723	0.10%	0.75% to	1.50%	13.65% to	14.20%
2005	3	$11.72 to	$11.76	$41	(b)	0.75% to	1.25%	(b)	
2004	(b)	(b)		(b)	(b)	(b)		(b)	
Oppenheimer Mid Cap Fund/VA									
2008	5	$5.50 to	$6.88	$37	-	0.80% to	1.25%	-49.68% to	-49.49%
2007	15	$10.93 to	$13.62	$180	-	0.80% to	1.25%	5.00%	
2006	6	$10.41 to	$12.91	$74	-	0.80% to	1.25%	1.66% to	2.14%
2005	2,781	$5.20 to	$16.97	$32,591	-	0.95% to	1.90%	10.32% to	11.25%
2004	3,156	$4.71 to	$15.29	$32,874	-	0.95% to	1.90%	17.46% to	18.63%

197

	Units* (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
PIMCO Real Return Portfolio - Administrative Class									
2008	532	$8.97	to $11.10	$5,888	4.40%	0.70%	to 1.50%	-8.21%	to -7.81%
2007	383	$11.82	to $12.04	$4,609	3.17%	0.75%	to 1.25%	9.14%	to 9.75%
2006	224	$10.75	to $10.97	$2,452	4.26%	0.75%	to 1.50%	-0.37%	to 0.09%
2005	139	$10.87	to $10.96	$1,526	3.42%	0.75%	to 1.25%	1.29%	
2004	48		$10.82	$522	(a)		0.75%		(a)
Pioneer Emerging Markets VCT Portfolio - Class I									
2008	196	$5.06	to $5.30	$1,033	0.51%	0.70%	to 1.50%	-58.85%	to -58.50%
2007	225	$12.71	to $12.77	$2,870	(d)	0.75%	to 1.50%	(d)	
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)
2004	(d)		(d)	(d)	(d)		(d)		(d)
Pioneer High Yield VCT Portfolio - Class I									
2008	40	$6.71	to $7.84	$308	7.95%	0.70%	to 1.50%	-36.33%	to -35.90%
2007	119	$11.89	to $12.23	$1,452	5.69%	0.75%	to 1.50%	4.53%	to 5.07%
2006	42	$11.48	to $11.64	$480	4.35%	0.75%	to 1.25%	7.68%	
2005	12		$10.81	$133	6.30%		0.75%	1.22%	
2004	20		$10.68	$216	(a)		0.75%		(a)
Wanger International									
2008	72	$5.63	to $6.29	$406	1.14%	0.70%	to 1.25%	-46.28%	to -45.96%
2007	112	$10.46	to $10.51	$1,172	(d)	0.75%	to 1.50%	(d)	
2006	(d)		(d)	(d)	(d)		(d)		(d)
2005	(d)		(d)	(d)	(d)		(d)		(d)
2004	(d)		(d)	(d)	(d)		(d)		(d)
Wanger Select									
2008	212	$5.73	to $8.19	$1,732	-	0.70%	to 1.50%	-49.84%	to -49.41%
2007	267	$15.75	to $16.19	$4,305	-	0.75%	to 1.50%	7.73%	to 8.58%
2006	140	$14.62	to $14.91	$2,085	0.29%	0.75%	to 1.50%	18.23%	to 18.80%
2005	44	$12.45	to $12.55	$554	-	0.75%	to 1.25%	9.61%	
2004	22		$11.45	$249	(a)		0.75%		(a)

198

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units* (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger USA												
2008	27	$6.69	to	$8.60	$231	-	0.70%	to	1.50%	-40.59%	to	-40.11%
2007	30	$13.97	to	$14.36	$436	-	0.75%	to	1.50%	3.79%	to	4.59%
2006	42	$13.46	to	$13.73	$569	0.39%	0.75%	to	1.50%	6.53%	to	7.10%
2005	43	$12.72	to	$12.82	$552	-	0.75%	to	1.25%	10.42%		
2004	8		$11.61		$97	(a)		0.75%		(a)		

(a) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2007, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2008, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

* Includes units for annuity contracts in payout beginning in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 26, 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Revenue:			
Net investment income	$ 1,083.7	$ 1,054.7	$ 1,029.7
Fee income	612.9	769.9	714.8
Premiums	46.9	46.8	37.5
Broker-dealer commission revenue	622.5	568.4	429.2
Net realized capital (losses) gains	(653.1)	(27.6)	3.0
Other income	21.3	20.3	15.7
Total revenue	1,734.2	2,432.5	2,229.9
Benefits and expenses:			
Interest credited and other benefits			
to contractowners	1,432.4	802.8	783.7
Operating expenses	687.5	652.2	568.3
Broker-dealer commission expense	622.5	568.4	429.2
Net amortization of deferred policy acquisition			
cost and value of business acquired	128.9	129.2	21.3
Interest expense	1.4	5.5	2.9
Total benefits and expenses	2,872.7	2,158.1	1,805.4
(Loss) income before income taxes	(1,138.5)	274.4	424.5
Income tax (benefit) expense	(108.3)	56.0	122.7
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

		As of December 31,		
		2008		**2007**
Assets				
Investments:				
Fixed maturities, available-for-sale, at fair value				
(amortized cost of $14,632.6 at 2008 and $13,374.7 at 2007)	$	13,252.2	$	13,316.3
Equity securities, available-for-sale, at fair value				
(cost of $247.7 at 2008 and $440.1 at 2007)		240.3		446.4
Short-term investments		41.9		167.9
Mortgage loans on real estate		2,107.8		2,089.4
Policy loans		267.8		273.4
Limited partnerships/corporations		513.9		636.1
Other investments		235.2		34.8
Securities pledged (amortized cost of $1,160.5 at 2008 and $940.2 at 2007)		1,225.4		934.1
Total investments		17,884.5		17,898.4
Cash and cash equivalents		203.5		252.3
Short-term investments under securities loan agreement,				
including collateral delivered		483.9		202.7
Accrued investment income		205.8		168.3
Receivables for securities sold		5.5		5.6
Reinsurance recoverable		2,505.6		2,594.4
Deferred policy acquisition costs		865.5		728.6
Value of business acquired		1,832.5		1,253.2
Notes receivable from affiliate		175.0		175.0
Due from affiliates		13.8		10.6
Current income tax recoverable		38.6		-
Property and equipment		114.7		147.4
Other assets		233.3		112.1
Assets held in separate accounts		35,927.7		48,091.2
Total assets	$	60,489.9	$	71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2008	2007
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,782.1	$ 18,569.1
Payables for securities purchased	1.6	0.2
Payables under securities loan agreement, including collateral held	488.3	183.9
Notes payable	17.9	9.9
Borrowed money	615.3	738.4
Due to affiliates	116.7	130.7
Current income taxes	-	56.8
Deferred income taxes	101.1	275.9
Other liabilities	874.7	542.7
Liabilities related to separate accounts	35,927.7	48,091.2
Total liabilities	58,925.4	68,598.8
Shareholder's equity		
Common stock (100,000 shares authorized; 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,161.3	4,159.3
Accumulated other comprehensive loss	(482.1)	(33.8)
Retained earnings (deficit)	(2,117.5)	(1,087.3)
Total shareholder's equity	1,564.5	3,041.0
Total liabilities and shareholder's equity	$ 60,489.9	$ 71,639.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2005	$ 2.8	$ 4,549.6	$ (5.3)	$ (1,576.4)	$ 2,970.7
Comprehensive income:					
Net income	-	-	-	301.8	301.8
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(23.4) pretax)	-	-	(10.7)	-	(10.7)
Pension liability and FAS No. 158 transition adjustment ($3.9 pretax)	-	-	2.5	-	2.5
Total comprehensive income					293.6
Cumulative effect of change in accounting principle ($(0.8) pretax)			(0.5)	-	(0.5)
Dividends paid	-	(256.0)	-	-	(256.0)
Employee share-based payments	-	5.9	-	-	5.9
Balance at December 31, 2006	2.8	4,299.5	(14.0)	(1,274.6)	3,013.7
Cumulative effect of change in accounting principle	-	-	-	(31.1)	(31.1)
Balance at January 1, 2007	2.8	4,299.5	(14.0)	(1,305.7)	2,982.6
Comprehensive income:					
Net income	-	-	-	218.4	218.4
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(27.7) pretax), including tax valuation allowance of $(6.4)	-	-	(24.4)	-	(24.4)
Pension liability ($7.1 pretax)	-	-	4.6	-	4.6
Total comprehensive income					198.6
Dividends paid	-	(145.0)	-	-	(145.0)
Employee share-based payments	-	4.8	-	-	4.8
Balance at December 31, 2007	2.8	4,159.3	(33.8)	(1,087.3)	3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax:					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax), including tax valuation allowance of $6.4	-	-	(435.3)	-	(435.3)
Pension liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Dividends paid	-	-	-	-	-
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	$ 2.8	$ 4,161.3	$ (482.1)	$ (2,117.5)	$ 1,564.5

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Year Ended December 31,	
	2008	2007	2006
Cash Flows from Operating Activities:			
Net (loss) income	$ (1,030.2)	$ 218.4	$ 301.8
Adjustments to reconcile net income to			
net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value			
of business acquired, and sales inducements	(205.1)	(193.4)	(191.0)
Net amortization of deferred policy acquisition costs,			
value of business acquired, and sales inducements	128.3	133.9	25.9
Net accretion/decretion of discount/premium	87.1	72.7	83.8
Future policy benefits, claims reserves, and			
interest credited	1,296.8	579.6	662.5
Provision for deferred income taxes	25.3	30.4	75.6
Net realized capital losses (gains)	653.1	27.6	(3.0)
Depreciation	56.7	18.2	12.6
Change in:			
Accrued investment income	(37.5)	12.1	23.2
Reinsurance recoverable	88.8	121.0	81.3
Other receivable and assets accruals	(115.3)	(37.0)	(20.1)
Due to/from affiliates	(17.2)	46.4	20.4
Other payables and accruals	(120.3)	17.8	86.3
Other, net	(44.0)	(16.4)	5.9
Net cash provided by operating activities	766.5	1,031.3	1,165.2
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, or redemption of:			
Fixed maturities, available-for-sale	9,039.7	10,235.6	10,355.2
Equity securities, available-for-sale	135.0	113.8	91.7
Mortgage loans on real estate	146.5	205.4	197.0
Acquisition of:			
Fixed maturities, available-for-sale	(11,593.4)	(8,425.5)	(8,802.1)
Equity securities, available-for-sale	(54.8)	(243.9)	(149.1)
Mortgage loans on real estate	(168.0)	(415.1)	(680.3)
Policy loans, net	5.6	(4.5)	(6.5)
Derivatives, net	52.6	32.2	1.4
Limited partnerships, net	81.5	(279.5)	(237.6)
Short-term investments, net	126.0	(163.3)	-
Purchases of property and equipment, net	(24.0)	(90.5)	(54.5)
Collateral received (paid)	23.2	(18.8)	-
Other investments	0.7	-	(4.0)
Net cash (used in) provided by investing activities	(2,229.4)	945.9	711.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

| | Year Ended December 31, | | |
	2008	2007	2006
Cash Flows from Financing Activities:			
Deposits received for investment contracts	3,836.4	1,600.0	1,875.7
Maturities and withdrawals from investment contracts	(2,312.2)	(3,451.2)	(3,420.7)
Short-term loans to affiliates	13.0	45.0	86.0
Short-term repayments	(123.1)	(94.8)	(107.9)
Notes payable	-	9.9	-
Dividends to Parent	-	(145.0)	(256.0)
Net cash provided by (used in) financing activities	1,414.1	(2,036.1)	(1,822.9)
Net (decrease) increase in cash and cash equivalents	(48.8)	(58.9)	53.5
Cash and cash equivalents, beginning of year	252.3	311.2	257.7
Cash and cash equivalents, end of year	$ 203.5	$ 252.3	$ 311.2
Supplemental cash flow information:			
Income taxes (received) paid, net	$ (44.1)	$ 45.1	$ 37.6
Interest paid	$ 23.6	$ 44.6	$ 40.8

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

The consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

On December 1, 2006, Lion contributed to ILIAC, Directed Services, Inc. ("DSI"), a New York corporation registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment advisor under the Investment Advisors Act of 1940, whose primary functions were the distribution of variable insurance products and investment advisory services for open-end mutual funds. Additionally, on December 12, 2006, ILIAC organized DSL as a wholly-owned Delaware limited liability company. On December 31, 2006, DSI merged with and into DSL and ceased to exist. Upon merger, the operations and broker-dealer and investment advisor registrations of DSI were consolidated into DSL, the surviving company. Effective January 1, 2007, ILIAC's investment advisory agreement with certain variable funds offered in Company products was assigned to DSL.

On May 11, 2006, ILIAC organized NWL as a wholly-owned subsidiary for the purpose of purchasing, constructing, developing, leasing, and managing a new corporate office facility to be located at One Orange Way, Windsor, Connecticut (the "Windsor Property"). Effective October 1, 2007, the principal executive office of ILIAC was changed to One Orange Way, Windsor, Connecticut.

On October 31, 2007, ILIAC's subsidiary, NWL merged with and into ILIAC. As of the merger date, NWL ceased to exist, and ILIAC became the surviving corporation. The merger did not have an impact on ILIAC's consolidated results of operations and financial position, as NWL was a wholly-owned subsidiary and already included in the consolidated financial statements for all periods presented since its formation.

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans and related services. The Company's products

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("FAS") No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance for using fair value to measure assets and liabilities whenever other standards require (or permit) assets or liabilities to be measured at fair value. FAS 157 does not expand the use of fair value to any new circumstances.

Under FAS 157, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, FAS 157 establishes a fair value hierarchy that prioritizes the information used to develop such assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. FAS 157 also requires separate disclosure of fair value measurements by level within the hierarchy and expanded disclosure of the effect on earnings for items measured using unobservable data.

FAS 157 was adopted by the Company on January 1, 2008. As a result of implementing FAS 157, the Company recognized $1.7, before tax, as an increase to Net income on the date of adoption related to the fair value measurements of the reserves for product guarantees. The impact of implementation was included in Interest credited and other benefits to contractholders on the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

In October 2008, the FASB issued FASB Staff Position ("FSP") FAS No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which provides clarifying guidance on the application of FAS 157 to financial assets in a market that is not active and was effective upon issuance. FSP FAS 157-3 had no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that applied by the Company upon adoption of FAS 157.

The Company recognized no other adjustments to its financial statements related to the adoption of FAS 157, and new disclosures are included in the Financial Instruments footnote.

The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued FAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"), which allows a company to make an irrevocable election, on specific election dates, to measure eligible items at fair value with unrealized gains and losses recognized in earnings at each subsequent reporting date. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, any upfront costs and fees related to the item will be recognized in earnings as incurred. Items eligible for the fair value option include:

- Certain recognized financial assets and liabilities;
- Rights and obligations under certain insurance contracts that are not financial instruments;
- Host financial instruments resulting from the separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument; and
- Certain commitments.

FAS 159 was adopted by the Company on January 1, 2008. In implementing FAS 159, the Company elected not to take the fair value option for any eligible assets or liabilities in existence on January 1, 2008, or in existence at the date of these Consolidated Financial Statements.

Offsetting of Amounts Related to Certain Contracts

On April 30, 2007, the FASB issued a FSP on FASB Interpretation ("FIN") No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FSP FIN 39-1"), which permits a reporting entity to offset fair value amounts recognized for the right to reclaim or the obligation to return cash collateral against fair value amounts recognized for derivative instruments under master netting arrangements. FSP FIN 39-1 had no effect on the financial condition, results of operations, or cash flows upon adoption by the Company on January 1, 2008, as it is the Company's accounting policy not to offset such fair value amounts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued FIN No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which creates a single model to address the accounting for the uncertainty in income tax positions recognized in a company's financial statements. FIN 48 prescribes a recognition threshold and measurement criteria that must be satisfied to recognize a financial statement benefit of tax positions taken, or expected to be taken, on an income tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

FIN 48 was adopted by the Company on January 1, 2007. As a result of implementing FIN 48, the Company recognized a cumulative effect of change in accounting principle of $2.9 as a reduction to January 1, 2007 Retained earnings (deficit).

Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts

In September 2005, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1"), which states that when an internal replacement transaction results in a substantially changed contract, the unamortized deferred acquisition costs, unearned revenue liabilities, and deferred sales inducement assets, related to the replaced contract should not be deferred in connection with the new contract. Contract modifications that meet various conditions defined by SOP 05-1 and result in a new contract that is substantially unchanged from the replaced contract, however, should be accounted for as a continuation of the replaced contract.

SOP 05-1 defines an internal replacement as a modification in product benefits, features, rights, or coverage that occurs by the exchange of a contract for a new contract, by amendment, endorsement, or rider, to a contract, or by the election of a feature or coverage within a contract. SOP 05-1 applies to internal replacements made primarily to contracts defined by FAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("FAS 60"), as short-duration and long-duration insurance contracts, and by FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("FAS 97"), as investment contracts.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

SOP 05-1 was adopted by the Company on January 1, 2007, and is effective for internal replacements occurring on or after that date. As a result of implementing SOP 05-1, the Company recognized a cumulative effect of change in accounting principle of $43.4, before tax, or $28.2, net of $15.2 of income taxes, as a reduction to January 1, 2007 Retained earnings (deficit). In addition, the Company revised its accounting policy on the amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA") to include internal replacements.

Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, the FASB issued FSP FAS No. 133-1 and FIN No. 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161" ("FSP FAS 133-1 and FIN 45-4"), which does the following:

- Amends FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"), requiring additional disclosures by sellers of credit derivatives;
- Amends FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requiring additional disclosure about the current status of the payment/performance risk of a guarantee; and
- Clarifies the effective date of FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161").

FSP FAS 133-1 and FIN 45-4 was adopted by the Company on December 31, 2008. In implementing FSP FAS 133-1 and FIN 45-4, the Company determined that its adoption had no financial statement impact. New disclosures are included in the Financial Instruments and Commitments and Contingent Liabilities footnotes.

The clarification in the FSP of the effective date of FAS 161 is consistent with the guidance in FAS 161 and the Company's disclosure provided herein.

Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities

In December, 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities" ("FSP FAS 140-4 and FIN 46(R)-8"), which requires additional disclosures regarding a transferor's continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement and an enterprise's involvement with variable interest entities ("VIEs") and qualifying special purpose entities ("QSPEs").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

FSP FAS 140-4 and FIN 46(R)-8 was adopted by the Company on December 31, 2008. In implementing FSP FAS 140-4 and FIN 46(R)-8, the Company determined that its adoption has no financial statement impact. The Company does not have any QSPEs or continuing involvement with financial assets transferred in a securitization or asset-backed financing arrangement.

Amendments to Impairment Guidance

In January 2009, the FASB issued FSP Emerging Issues Task Force ("EITF") 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20" ("FSP EITF 99-20-1"), which amends EITF 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets" ("EITF 99-20"). FSP EITF 99-20-1 requires that an other-than-temporary impairment on investments that meet the criteria of EITF 99-20 be recognized as a realized loss through earnings when it is probable there has been an adverse change in the holder's estimated cash flow, consistent with the impairment model in FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

FSP EITF 99-20-1 was adopted by the Company on December 31, 2008, prospectively. In implementing FSP EITF 99-20-1, the Company determined there was a minimal effect on financial position, results of operations, and cash flows, as the structured securities held by the Company were highly rated at issue.

New Accounting Pronouncements

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued FAS 161, which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of and gains and losses on derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations; and
- How derivative instruments and related hedged items affect an entity's financial statements.

The provisions of FAS 161 are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently in the process of determining the impact of adoption of FAS 161 on its disclosures; however, as the pronouncement only pertains to additional disclosures, the Company has determined that the adoption of FAS 161 will have no financial statement impact. In addition, the Company's derivatives are generally

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

Business Combinations

In December 2007, the FASB issued FAS No. 141 (revised 2007), "Business Combinations" ("FAS 141R"), which replaces FAS No. 141, "Business Combinations," as issued in 2001. FAS 141R requires most identifiable assets, liabilities, noncontrolling interest, and goodwill acquired in a business combination to be recorded at full fair value as of the acquisition date, even for acquisitions achieved in stages. In addition, the statement requires:

- Acquisition-related costs to be recognized separately and generally expensed;
- Non-obligatory restructuring costs to be recognized separately when the liability is incurred;
- Contractual contingencies acquired to be recorded at acquisition-date fair values;
- A bargain purchase, which occurs when the fair value of net assets acquired exceeds the consideration transferred plus any non-controlling interest in the acquiree, to be recognized as a gain; and
- The nature and financial effects of the business combination to be disclosed.

FAS 141R also amends or eliminates various other authoritative literature.

The provisions of FAS 141R are effective for fiscal years beginning on or after December 15, 2008 for all business combinations occurring on or after that date. As such, this standard will impact any Company acquisitions that occur on or after January 1, 2009.

Equity Method Investment Accounting

In November 2008, the EITF reached consensus on EITF 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which requires, among other provisions, that:

- Equity method investments be initially measured at cost;
- Contingent consideration only be included in the initial measurement;
- An investor recognize its share of any impairment charge recorded by the equity investee; and
- An investor account for a share issuance by an equity investee as if the investor had sold a proportionate share of its investment;

The provisions of EITF 08-6 are effective in fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years. As such, this standard will impact Company acquisitions or changes in ownership with regards to equity investments that occur on or after January 1, 2009. The Company is currently in the process of determining the impact of the other-than-temporary impairment provisions.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in experience-rated contract allocations, DAC, VOBA, and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, and the Company's intent and ability to retain the investment for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of the EITF 99-20. Under EITF 99-20, a further determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been adverse change in cash flow since the last remeasurement date.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value, and the loss is accounted for as a change in Net realized capital gains (losses).

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized capital gains (losses) on the sale of and unrealized capital gains (losses) on investments supporting these products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets. Net realized capital gains (losses) on all other investments were reflected in the Consolidated Statements of Operations. Unrealized capital gains (losses) on all other investments were reflected in Accumulated other comprehensive income (loss) in Shareholder's equity, net of DAC and VOBA adjustments for unrealized capital gains (losses), and related income taxes. During 2008, due to the current economic environment, which resulted in significant realized and unrealized losses associated with assets supporting experience-rated contracts, the Company accelerated the amortization of realized losses and recorded such amounts in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations and recorded unrealized losses in Accumulated other comprehensive income (loss) in Shareholder's equity rather than Future policy benefits and claims reserves.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

The fair values for the actively traded marketable fixed maturities are determined based upon the quoted market prices or dealer quotes. The fair values for marketable bonds without an active market are obtained through several commercial pricing services, which provide the estimated fair values. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset.

The fair values for actively traded equity securities are based on quoted market prices.

Mortgage loans on real estate are reported at amortized cost, less impairment write-downs. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Net realized capital gains (losses).

The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Short-term investments, consisting primarily of money market instruments and other fixed maturity issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value.

Derivative instruments are reported at fair value primarily using the Company's derivative accounting system. The system uses key financial data, such as yield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, and London Inter Bank Offered Rates ("LIBOR"), which are obtained from third party sources and uploaded into the system. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third party brokers. Embedded derivative instruments are reported at fair value based upon internally established valuations that are consistent with external valuation models or market quotations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. Company policies require a minimum of 102% of the fair value of securities pledged under reverse repurchase agreements to be pledged as collateral. Reverse repurchase agreements are included in Cash and cash equivalents on the Consolidated Balance Sheets.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, and market risk. Generally, derivatives are not accounted for using hedge accounting treatment under FAS 133, as the Company has not historically sought hedge accounting treatment.

The Company enters into interest rate, equity market, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Other investments or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair value of such

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within fixed maturity instruments are included in Fixed maturities, available-for-sale, on the Consolidated Balance Sheets, and changes in fair value are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

Embedded derivatives within retail annuity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contractowners in the Consolidated Statements of Operations.

Deferred Policy Acquisition Costs and Value of Business Acquired

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purchase accounting when the Company was acquired and is subject to amortization. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

FAS 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS 97, DAC and VOBA are amortized, with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contractowners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these transactions are identified as internal replacements and are accounted for in accordance with SOP 05-1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. For deferred annuities, the estimated future gross profits of the new contracts are treated as revisions to the estimated future gross profits of the replaced contracts in the determination of amortization.

Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts, and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2008 and 2007, total accumulated depreciation and amortization was $103.0 and $120.7, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and ranged from 1.6% to 7.8% for the years 2008, 2007, and 2006. Certain reserves may also include net unrealized gains and losses related to investments and unamortized net realized gains and losses on investments for experience-rated contracts. Reserves on experienced-rated contracts reflect the rights of contractowners, plan participants, and the Company. During 2008, given the current economic environment, which resulted in significant net realized and unrealized losses, the Company did not include net unrealized and unamortized realized losses associated with experience-rated contracts in Future policy benefits and claims reserves. The net unrealized losses are reflected in Accumulated other comprehensive (loss) income, and the amortization of the unamortized realized losses have been recorded in Interest credited and other benefits to contractholders. Reserves for group immediate annuities without life contingent payouts are equal to the discount value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2008, 2007, and 2006, reserve interest rates ranged from 5.3% to 5.9%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance arrangement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. The Company includes an amount in Reinsurance recoverable on the Consolidated Balance Sheets, which equals the Company's total individual life reserves. Individual life reserves are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Certain variable annuities offer guaranteed minimum death benefits ("GMDB"). The GMDB is accrued in the event the contractowner account value at death is below the guaranteed value and is included in reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Revenue Recognition

For most annuity contracts, charges assessed against contractowner funds for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected in both Premiums and Interest credited and other benefits to contractowners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

Separate account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income, and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the Consolidated Statements of Operations (with the exception of realized and unrealized capital gains (losses) on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria for separate presentation in the Consolidated Balance Sheets (primarily the guaranteed interest option), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2008 and 2007, unrealized capital losses of $53.2 and $11.0, respectively, after taxes, on assets supporting a guaranteed interest option are reflected in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance business. Reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the Company's primary liability as the direct insurer of the risks. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.5 billion and $2.6 billion at December 31, 2008 and 2007, respectively, is related to the reinsurance recoverable from certain subsidiaries of Lincoln arising from the disposal of the Company's individual life insurance business in 1998 (see the Reinsurance footnote). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

2.   Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2008.

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value
Fixed maturities:							
U.S. Treasuries	$	1,391.4	$	84.5	$	0.9	$ 1,475.0
U.S. government agencies and authorities		797.1		77.2		1.2	873.1
State, municipalities, and political subdivisions		72.9		0.3		17.7	55.5
U.S. corporate securities:							
Public utilities		1,112.4		4.4		117.6	999.2
Other corporate securities		3,986.2		85.6		436.6	3,635.2
Total U.S. corporate securities		5,098.6		90.0		554.2	4,634.4
Foreign securities[1]:							
Government		397.8		4.3		61.4	340.7
Other		2,188.5		27.0		274.0	1,941.5
Total foreign securities		2,586.3		31.3		335.4	2,282.2
Residential mortgage-backed securities		3,412.6		153.6		266.7	3,299.5
Commercial mortgage-backed securities		1,604.0		0.1		370.5	1,233.6
Other asset-backed securities		830.2		9.0		214.9	624.3
Total fixed maturities, including							
securities pledged		15,793.1		446.0		1,761.5	14,477.6
Less: securities pledged		1,160.5		72.7		7.8	1,225.4
Total fixed maturities		14,632.6		373.3		1,753.7	13,252.2
Equity securities		247.7		1.0		8.4	240.3
Total investments, available-for-sale	$	14,880.3	$	374.3	$	1,762.1	$ 13,492.5

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Fixed maturities and equity securities, available-for-sale, were as follows as of December 31, 2007.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Fair Value
Fixed maturities:				
U.S. Treasuries	$ 11.2	$ 0.7	$ -	$ 11.9
U.S. government agencies and authorities	0.6	-	-	0.6
State, municipalities, and political subdivisions	66.1	0.1	2.2	64.0
U.S. corporate securities:				
Public utilities	1,049.1	10.8	15.6	1,044.3
Other corporate securities	3,855.1	46.1	65.2	3,836.0
Total U.S. corporate securities	4,904.2	56.9	80.8	4,880.3
Foreign securities[1]:				
Government	379.3	17.1	6.6	389.8
Other	1,955.8	29.9	40.3	1,945.4
Total foreign securities	2,335.1	47.0	46.9	2,335.2
Residential mortgage-backed securities	4,146.1	101.8	63.5	4,184.4
Commercial mortgage-backed securities	1,927.3	10.7	52.3	1,885.7
Other asset-backed securities	924.3	5.5	41.5	888.3
Total fixed maturities, including securities pledged	14,314.9	222.7	287.2	14,250.4
Less: securities pledged	940.2	8.0	14.1	934.1
Total fixed maturities	13,374.7	214.7	273.1	13,316.3
Equity securities	440.1	13.8	7.5	446.4
Total investments, available-for-sale	$ 13,814.8	$ 228.5	$ 280.6	$ 13,762.7

[1] Primarily U.S. dollar denominated.

At December 31, 2008 and 2007, net unrealized losses were $1,322.9 and $58.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities. During 2008, as a result of the current economic environment, which resulted in significant losses on investments supporting experience-rated contracts, the Company reflected all unrealized losses in Shareholder's equity rather than Future policy benefits and claims reserves. At December 31, 2007, $16.4 of net unrealized capital gains (losses) was related to experience-rated contracts and was not reflected in Shareholder's equity but in Future policy benefits and claim reserves.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities as of December 31, 2008, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 273.3	$ 271.5
After one year through five years	3,751.8	3,576.2
After five years through ten years	3,546.6	3,344.4
After ten years	2,374.6	2,128.1
Mortgage-backed securities	5,016.6	4,533.1
Other asset-backed securities	830.2	624.3
Less: securities pledged	1,160.5	1,225.4
Fixed maturities, excluding securities pledged	$ 14,632.6	$ 13,252.2

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2008 or 2007.

At December 31, 2008 and 2007, fixed maturities with fair values of $14.2 and $13.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs") that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2008 and 2007, approximately 13.0% and 11.3%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-up Facility (the "Back-up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-up Facility, a full credit risk transfer to the Dutch State will be realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance Americas with a book value of $36.0 billion portfolio, including book value of $775.1 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State will take place at a discount of approximately 10% of par value. In addition, under the Back-up Facility, other fees will

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

be paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company will remain the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. Subject to documentation and regulatory approvals, the ING-Dutch State Transaction is expected to close by the end of March 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph to take effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company will enter into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company will convey to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and pay a periodic transaction fee, and will receive, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State will be obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding will be obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which has a book value of $4.2 will be sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II will sell to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp will include such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. Subject to documentation and regulatory approval, the Step 1 Cash Transfer is expected to close by the end of March 2009 contemporaneous with the closing of the ING-Dutch State Transaction.

Since the Company had the intent to sell a portion of its Alt-A RMBS through the 80% participation interest in its Designated Securities Portfolio or as part of the Step 1 Cash Transfer as of December 31, 2008, the Company recognized $253.2 in other-than-temporary impairments with respect to the 80% participation interest in its Designated Securities Portfolio that it expects to convey as part of the ING-Dutch State Transaction and the Step 1 Cash Transfer. The Company expects to recognize a gain in the estimated range of $220.0 to $240.0 upon the closing of the ING-Dutch State Transaction and the Step 1 Cash Transfer.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Equity Securities

Equity securities, available-for-sale, included investments with fair values of $141.0 and $279.5 in ING proprietary funds as of December 31, 2008 and 2007, respectively.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities, and the offsetting collateral liability is included in Borrowed money on the Consolidated Balance Sheets. At December 31, 2008 and 2007, the carrying value of the securities pledged in dollar rolls and repurchase agreement transactions was $657.2 and $757.6, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions is included in Securities pledged on the Consolidated Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $613.9 and $734.8 at December 31, 2008 and 2007, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in Borrowed money on the Consolidated Balance Sheets.

The Company also engages in reverse repurchase agreements. At December 31, 2008 and 2007, the Company did not have any reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, an amount that was immaterial at December 31, 2008 and 2007. The Company believes the counterparties to the dollar rolls, repurchase, and reverse repurchase agreements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. At December 31, 2008 and 2007, the fair value of loan securities was $474.8 and $176.5, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrealized Capital Losses

Unrealized capital losses in fixed maturities at December 31, 2008 and 2007, were primarily related to the effects of interest rate movement or spread widening on mortgage and other asset-backed securities. Mortgage and other asset-backed securities include U.S. government-backed securities, principal protected securities, and structured securities, which did not have an adverse change in cash flows. The following table summarizes the unrealized capital losses by duration and reason, along with the fair value of fixed maturities, including securities pledged, in unrealized capital loss positions at December 31, 2008 and 2007.

2008	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	144.2	$	381.7	$	383.5	$	909.4
Mortgage and other asset-backed securities		65.3		188.5		598.3		852.1
Total unrealized capital losses	$	209.5	$	570.2	$	981.8	$	1,761.5
Fair value	$	2,999.6	$	3,446.7	$	2,964.2	$	9,410.5

2007	Less than Six Months Below Amortized Cost		More than Six Months and less than Twelve Months Below Amortized Cost		More than Twelve Months Below Amortized Costs		Total Unrealized Capital Loss	
Interest rate or spread widening	$	18.8	$	62.3	$	48.8	$	129.9
Mortgage and other asset-backed securities		30.1		69.0		58.2		157.3
Total unrealized capital losses	$	48.9	$	131.3	$	107.0	$	287.2
Fair value	$	2,256.2	$	2,217.7	$	3,612.1	$	8,086.0

Of the unrealized capital losses aged more than twelve months, the average market value of the related fixed maturities is 79.2% of the average book value. In addition, this category includes 1,243 securities, which have an average quality rating of AA-. No other-than-temporary impairment loss was considered necessary for these fixed maturities as of December 31, 2008. The value of the Company's fixed maturities declined $534.2, before tax and DAC, from December 31, 2008 though February 28, 2009, due to further widening of credit spreads. This decline in fair value includes $81.7 related to the Company's investments in commercial mortgage-backed securities.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following table identifies the Company's other-than-temporary impairments by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	283.2	233	36.3	113	24.4	67
Foreign	108.9	94	19.1	54	4.2	10
Residential mortgage-backed	349.3	194	7.1	30	16.6	76
Other asset-backed	245.6	64	10.5	21	7.0	1
Equity securities	55.1	17	-	-	0.1	3
Limited partnerships	6.6	6	3.0	1	-	-
Mortgage loans on real estate	3.8	1	-	-	-	-
Total	$ 1,052.5	609	$ 76.0	219	$ 58.7	161

The above schedule includes $235.8, $16.4, and $16.1 for the years ended December 31, 2008, 2007, and 2006, respectively, in other-than-temporary write-downs related to the analysis of credit-risk and the possibility of significant prepayment risk. The remaining $816.7, $59.6, and $42.6 in write-downs for the years ended December 31, 2008, 2007, and 2006, respectively, are related to investments that the Company does not have the intent to retain for a period of time sufficient to allow for recovery in fair value.

The following table summarizes these write-downs recognized by type for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ -	-	$ -	-	$ 6.4	4
U.S. corporate	204.5	180	31.6	102	24.4	67
Foreign	81.3	78	19.1	54	4.2	10
Residential mortgage-backed	291.8	128	2.6	2	0.6	1
Other asset-backed	239.1	43	6.3	16	7.0	1
Total	$ 816.7	429	$ 59.6	174	$ 42.6	83

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2008, 2007, and 2006 was $2,136.5, $1,210.8, and $704.4, respectively.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006
Fixed maturities, available-for-sale	$ 1,020.6	$	895.5	$	969.0
Equity securities, available-for-sale	(13.2)		38.5		10.5
Mortgage loans on real estate	116.0		118.5		93.6
Real estate	9.0		-		-
Policy loans	14.2		14.1		13.2
Short-term investments and cash equivalents	4.5		2.2		2.4
Other	12.7		88.3		44.5
Gross investment income	1,163.8		1,157.1		1,133.2
Less: investment expenses	80.1		102.4		103.5
Net investment income	$ 1,083.7	$	1,054.7	$	1,029.7

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to other-than-temporary impairment of investments and changes in fair value of derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008		2007		2006
Fixed maturities, available-for-sale	$ (990.8)	$	(50.3)	$	(67.0)
Equity securities, available-for-sale	(81.0)		6.4		9.3
Derivatives	(187.0)		(123.0)		(3.9)
Other	(18.7)		(2.6)		-
Less: allocation to experience-rated contracts	624.4		141.9		(64.6)
Net realized capital (loss) gains	$ (653.1)	$	(27.6)	$	3.0
After-tax net realized capital (loss) gains	$ (424.5)	$	(17.9)	$	2.0

The increase in Net realized capital losses for the year ended December 31, 2008, was primarily due to higher credit and intent related impairments of fixed maturities driven by the widening of credit spreads. In addition, the Company experienced losses on equity securities mainly due to the poor market performance and losses on interest rate swaps due to lower LIBOR rates in 2008.

Net realized capital gains (losses) allocated to experience-rated contracts are deducted from Net realized capital gains (losses) and an offsetting amount was reflected in Future policy benefits and claim reserves on the Consolidated Balance Sheets. During 2008, as a result of the current economic environment, which resulted in significant realized losses associated with experience-rated contracts, the Company accelerated amortization of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

realized losses rather than reflect those losses in Future policy benefits and claims reserves. During 2008, the Company fully amortized $624.4 of net unamortized realized capital losses allocated to experience-rated contractowners, which are reflected in Interest credited and other benefits to contractowners in the Consolidated Statements of Operations. Net unamortized realized capital gains allocated to experienced-rated contractowners were $53.8 and $164.5 at December 31, 2007 and 2006, respectively, and were reflected in Future policy benefits and claims reserves.

Proceeds from the sale of fixed maturities and equity securities, available-for-sale, and the related gross realized gains and losses, excluding those related to experience-related contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Proceeds on sales	$ 12,649.0	$ 5,738.8	$ 6,481.2
Gross gains	120.0	66.4	109.0
Gross losses	(234.4)	(101.2)	110.9

3. Financial Instruments

Fair Value Measurements

FAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

   a)   Quoted prices for similar assets or liabilities in active markets;
   b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
   c)   Inputs other than quoted market prices that are observable; and
   d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 1,481.7	$ 10,704.3	$ 2,291.6	$ 14,477.6
Equity securities, available-for-sale	240.3	-	-	240.3
Other investments (primarily derivatives)	-	235.2	-	235.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	-	-	729.3
Assets held in separate accounts	30,547.6	5,380.1	-	35,927.7
Total	$ 32,998.9	$ 16,319.6	$ 2,291.6	$ 51,610.1
Liabilities:				
Product guarantees	$ -	$ -	$ 220.0	$ 220.0
Other liabilities (primarily derivatives)	-	470.5	73.6	544.1
Total	$ -	$ 470.5	$ 293.6	$ 764.1

[1] Level 3 net assets and liabilities accounted for 3.9% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 13.4%.

Valuation of Financial Assets and Liabilities

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in FAS 157. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from the brokers are non-binding. The valuations are reviewed and validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities, available-for-sale: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices or dealer quotes and are classified as Level 1 assets. The fair values for marketable bonds without an active market, excluding subprime and Alt-A mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. Valuations obtained from third party commercial pricing services are non-binding and are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values, which the Company considers reflective of the fair value of each privately placed bond.

The fair values for certain collateralized mortgage obligations ("CMO-Bs") are determined by taking the average of broker quotes when more than one broker quote is provided. A few of the CMO-Bs are priced by the originating broker due to the complexity and unique characteristics of the asset. Due to the lack of corroborating evidence to support a higher level, these bonds are classified as Level 3 assets.

Trading activity for the Company's Residential Mortgage-backed Securities ("RMBS"), particularly subprime and Alt-A mortgage-backed securities, has been declining during 2008 as a result of the dislocation of the credit markets. During 2008, the Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A mortgage-backed securities did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A mortgage-backed securities was inactive. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. However, the Company determined that the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

classification within the valuation hierarchy should be transferred to Level 3 due to market inactivity.

At December 31, 2008, the fixed maturities valued using unadjusted broker quotes totaled $9,069.0.

Equity securities, available-for-sale: Fair values of these securities are based upon quoted market price and are classified as Level 1 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair values for cash equivalents and short-term investments are determined based on quoted market prices. These assets are classified as Level 1.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. Mutual funds, short-term investments and cash are based upon a quoted market price and are included in Level 1. Bond valuations are obtained from third party commercial pricing services and brokers and are included in Level 2. The valuations obtained from brokers are non-binding. Valuations are validated monthly through comparisons to internal pricing models, back testing to recent trades, and monitoring of trading volumes.

Other financial instruments reported as assets and liabilities: The carrying amounts for these financial instruments (primarily derivatives) reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources or through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to deal only with investment grade counterparties with a credit rating of A- or better. These assets and liabilities are classified as Level 2.

Product guarantees: The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with FAS 133. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in FAS 157. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks as required by FAS 157. Nonperformance risk for product guarantees contains adjustments to the fair values of these contract liabilities related to

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the current credit standing of ING and the Company based on credit default swaps with similar term to maturity and priority of payment. The ING credit default spread is applied to the discount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As of December 31, 2008, the credit ratings of ING and the Company changed in relation to prior periods, which resulted in substantial changes in the valuation of the reserves for product guarantees.

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"). FAS 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Policy loans: The fair value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowner upon demand. However, the Company has the right under such contracts to delay payment of withdrawals, which may ultimately result in paying an amount different than that determined to be payable on demand.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The carrying values and estimated fair values of certain of the Company's financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 14,477.6	$ 14,477.6	$ 14,250.4	$ 14,250.4
Equity securities, available-for-sale	240.3	240.3	446.4	446.4
Mortgage loans on real estate	2,107.8	2,027.9	2,089.4	2,099.3
Policy loans	267.8	267.8	273.4	273.4
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	729.3	729.3	622.9	622.9
Other investments	749.1	749.1	670.9	670.9
Assets held in separate accounts	35,927.7	35,927.7	48,091.2	48,091.2
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,529.4	1,610.6	1,251.1	1,308.7
Without a fixed maturity	15,611.8	17,237.9	13,421.9	13,379.1
Derivatives	544.1	544.1	200.3	200.3

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price, and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by FAS 157). These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2008.

	Fixed Maturities	Derivatives	Product Guarantees
Balance at January 1, 2008	$ 1,737.6	$ -	$ (76.4)
Capital gains (losses):			
Net realized capital gains (losses)	(72.6) [1]	(29.3)	(139.6) [3]
Net unrealized capital (losses) gains [2]	71.8	-	-
Total net realized and unrealized capital losses	(0.8)	(29.3)	(139.6)
Purchases, sales, issuances, and settlements, net	(171.7)	21.5	(4.0)
Transfer in (out) of Level 3	726.5	(65.8)	-
Balance at December 31, 2008	$ 2,291.6	$ (73.6)	$ (220.0)

[1] This amount is included in Net realized capital gains (losses) on the Consolidated Statements of Operations.

[2] The amounts in this line are included in Accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

[3] This amount is included in Interest credited and other benefits to contractowners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

For the year ended December 31, 2008, the value of the liability increased due to increased credit spreads, increased interest rate volatility and decreased interest rates. As of December 31, 2008, the net realized gains attributable to credit risk were $107.9. The unrealized capital losses on fixed maturities were driven by the widening of credit spreads.

During 2008, the Company determined that the classification within the valuation hierarchy related to the subprime and Alt-A mortgage-backed securities within the RMBS portfolio should be changed due to market inactivity. This change is presented as transfers into Level 3 in the table above and discussed in more detail in the previous disclosure regarding RMBS.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Derivative Financial Instruments

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Interest Rate Swaps				
Interest rate swaps are used to manage the interest rate risk in the Company's fixed maturities portfolio, as well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.	7,207.2	7,680.0	$ (232.0)	$ (111.6)
Foreign Exchange Swaps				
Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.	199.5	224.5	(18.6)	(45.3)
Credit Default Swaps				
Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure to certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract.	341.1	335.9	(58.9)	(8.8)
Forwards				
Forwards are acquired to hedge the Company's inverse portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).	263.0	-	3.3	-

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	Notional Amount		Fair Value	
	2008	**2007**	**2008**	**2007**
Swaptions				
Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligation portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.	2,521.5	542.3	$ 5.1	$ 0.2
Futures				
Futures contracts are used to hedge against a decrease in certain equity indices. Such decrease may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increase may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense. The underlying reserve liabilities are valued under FAS 133 and FAS 157 (see discussion under "Reserves" section) and the change in reserve liability is recorded in Interest credited and other benefits to contractowners. The gain or loss on futures is recorded in Net realized capital gains (losses).	580.6	-	(7.8)	-
Embedded Derivatives				
The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.				
Within securities	N/A*	N/A*	123.7	40.8
Within annuity products	N/A*	N/A*	180.0	78.1

* N/A - not applicable.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Credit Default Swaps

The Company has entered into various credit default swaps to assume credit exposure to certain assets that the Company does not own. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company's collateral positions are tracked by the International Swaps and Derivatives Associations, Inc. ("ISDA"). To the extent cash collateral was received, it was included in the Collateral held, including payables under securities loan agreement on the Balance Sheets and was reinvested in short-term investments. The source of non-cash collateral posted was investment grade bonds of the entity. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to the notional value of the swap contract. At December 31, 2008, the fair value of credit default swaps of $16.1 and $75.0 was included in Other investments and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 2008, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $161.0.

Embedded Derivative in Credit-Linked Note

The Company owns a 3-year credit-linked note arrangement, whereby the Company agrees to reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum potential future exposure to the Company under the guarantee was $30.0.

Variable Interest Entities

The Company holds VIEs for investment purposes in the form of private placement securities, structured securities, securitization transactions, and limited partnerships. Consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary for any of these VIEs. Rather, the VIEs are accounted for using the cost or equity method of accounting. Investments in limited partnerships are included in Limited partnerships/corporations on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

4.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	511.4
Deferrals of commissions and expenses		136.0
Amortization:		
Amortization		(62.1)
Interest accrued at 6% to 7%		37.5
Net amortization included in the Consolidated Statements of Operations		(24.6)
Change in unrealized capital gains (losses) on available-for-sale securities		(0.2)
Balance at December 31, 2006		622.6
Deferrals of commissions and expenses		147.1
Amortization:		
Amortization		(80.9)
Interest accrued at 5% to 7%		44.8
Net amortization included in the Consolidated Statements of Operations		(36.1)
Change in unrealized capital gains (losses) on available-for-sale securities		1.0
Implementation of SOP 05-1		(6.0)
Balance at December 31, 2007		728.6
Deferrals of commissions and expenses		168.7
Amortization:		
Amortization		(112.5)
Interest accrued at 5% to 7%		50.6
Net amortization included in the Consolidated Statements of Operations		(61.9)
Change in unrealized capital gains (losses) on available-for-sale securities		30.1
Balance at December 31, 2008	$	865.5

The estimated amount of DAC to be amortized, net of interest, is $50.8, $59.0, $61.7, $59.6, and $58.5, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2008, 2007, and 2006.

Balance at January 1, 2006	$	1,291.7
Deferrals of commissions and expenses		46.2
Amortization:		
Amortization		(82.4)
Interest accrued at 5% to 7%		85.7
Net amortization included in the Consolidated Statements of Operations		3.3
Change in unrealized capital gains (losses) on available-for-sale securities		(1.0)
Balance at December 31, 2006		1,340.2
Deferrals of commissions and expenses		40.5
Amortization:		
Amortization		(177.3)
Interest accrued at 5% to 7%		84.2
Net amortization included in the Consolidated Statements of Operations		(93.1)
Change in unrealized capital gains (losses) on available-for-sale securities		2.9
Implementation of SOP 05-1		(37.3)
Balance at December 31, 2007		1,253.2
Deferrals of commissions and expenses		33.3
Amortization:		
Amortization		(144.2)
Interest accrued at 5% to 7%		77.2
Net amortization included in the Consolidated Statements of Operations		(67.0)
Change in unrealized capital gains (losses) on available-for-sale securities		613.0
Balance at December 31, 2008	$	1,832.5

The estimated amount of VOBA to be amortized, net of interest, is $59.9, $69.9, $75.7, $73.7, and $71.8, for the years 2009, 2010, 2011, 2012 and 2013, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

Analysis of DAC and VOBA

The increase in Net amortization of DAC and VOBA for the year ended December 31, 2008, was primarily driven by unfavorable unlocking of $63.0 resulting from unfavorable equity market performance and the revisions of certain assumptions used in the estimation of gross profits. The increase in Net amortization of DAC and VOBA for the year ended December 31, 2007, was primarily driven by unfavorable unlocking of $131.3 attributable to an increase in actual gross profits related to higher fee income and fixed margins in 2007.

The decrease in Net amortization of DAC and VOBA in 2006 is primarily driven by favorable unlocking of $83.3, resulting from the refinements of the Company's estimates of persistency, expenses and other assumptions. In addition, the decrease in amortization reflects lower actual gross profits, primarily due to a legal settlement incurred in 2006.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

5.   Dividend Restrictions and Shareholder's Equity

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) ten percent (10%) of ILIAC's statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During 2008, ILIAC did not pay any dividends to its Parent. During 2007 and 2006, ILIAC paid $145.0, and $256.0, respectively, in dividends on its common stock to its Parent.

During 2006, Lion contributed to ILIAC, DSI, which had $50.5 in equity on the date of contribution and was accounted for in a manner similar to a pooling-of-interests. During 2008, 2007, and 2006, ILIAC did not receive any cash capital contributions from its Parent.

On November 12, 2008, ING issued to the Dutch State non-voting Tier 1 securities for a total consideration of Euro 10 billion. On February 24, 2009, $2.2 billion was contributed to direct and indirect insurance company subsidiaries of ING America Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was contributed to the Company. The contribution was comprised of the proceeds from the investment by the Dutch government and the redistribution of currently existing capital within ING.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net (loss) income was $(428.4), $245.5, and $138.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Statutory capital and surplus was $1,524.6 and $1,388.0 as of December 31, 2008 and 2007, respectively. As specifically permitted by statutory accounting policies, statutory surplus as of December 31, 2008 included the impact of the $365.0 capital contribution received on February 24, 2009.

During 2008, the Company received a permitted practice regarding deferred income taxes, which modified the accounting prescribed by the National Association of Insurance Commissioners by increasing the realization period for deferred tax assets from one year to three years and increasing the asset recognition limit from 10% to 15% of adjusted statutory capital and surplus. This permitted practice expires on December 15, 2009. This permitted practice increased admitted assets and statutory surplus by $58.4 for the year ended December 31, 2008. The benefits of this permitted practice may not be considered by the Company when determining surplus available for dividends.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The Department also has the ability to revise certain reserving requirements at its discretion. Due to the financial crisis and related federal government interest rate actions, the Department provided the Company and other domestic life insurers the opportunity to elect to use a formula for the discount rate for statutory reserve and reserve related calculations that resulted in the discount rate being floored at 3.25% for December 31, 2008; the formula stipulated by the Department was such that the discount rate was to equal the greater of 3.25% or 105% of the otherwise applicable spot rate; this reserve relief reduces statutory reserves and increases surplus by approximately $700.0. This reserve relief is available for the period from December 31, 2008 through September 30, 2009 and is not a permitted practice. The Company also discloses that, as in prior years, its asset adequacy analysis associated with these reserves is favorable.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2008, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.5 billion and $181.2, respectively. As of December 31, 2007, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $7.1 billion and $80.4, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2008 and 2007, was $6.5 billion and $7.1 billion, respectively.

7.   Income Taxes

Effective January 1, 2006, ILIAC files a consolidated federal income tax return with ING AIH and certain other subsidiaries of ING AIH that are eligible corporations qualified to file consolidated federal income tax returns as part of the ING AIH affiliated group. Effective January 1, 2006, ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007	2006
Current tax expense (benefit):			
Federal	$ (121.8)	$ 28.6	$ 23.3
State	(18.1)	(9.0)	20.0
Total current tax (benefit) expense	(139.9)	19.6	43.3
Deferred tax expense:			
Federal	31.6	36.4	79.4
Total deferred tax expense	31.6	36.4	79.4
Total income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
(Loss) income before income taxes	$ (1,138.5)	$ 274.4	$ 424.5
Tax rate	35.0%	35.0%	35.0%
Income tax (benefit) expense at federal statutory rate	(398.5)	96.0	148.6
Tax effect of:			
Dividend received deduction	(15.5)	(26.2)	(36.5)
IRS audit settlement	(10.1)	-	-
State audit settlement	(12.6)	(21.8)	-
State tax expense	1.3	-	13.0
Tax valuation allowance	333.0	-	-
Other	(5.9)	8.0	(2.4)
Income tax (benefit) expense	$ (108.3)	$ 56.0	$ 122.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2008 and 2007, are presented below.

	2008		2007
Deferred tax assets:			
Insurance reserves	$ 217.2	$	216.6
Net unrealized capital loss	503.8		8.5
Unrealized losses allocable to experience-rated contracts	-		5.7
Investments	294.7		6.7
Postemployment benefits	67.4		65.5
Compensation	42.5		37.7
Other	3.9		32.9
Total gross assets before valuation allowance	1,129.5		373.6
Less: valuation allowance	(333.0)		(6.4)
Assets, net of valuation allowance	796.5		367.2
Deferred tax liabilities:			
Value of business acquired	(653.3)		(438.5)
Deferred policy acquisition costs	(244.3)		(204.6)
Total gross liabilities	(897.6)		(643.1)
Net deferred income tax asset (liability)	$ (101.1)	$	(275.9)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes. Due to changes in classification during 2008, the amount for the 2007 table above were reclassified in order to allow for more effective comparison.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2008 and 2007, the Company had a tax valuation allowance of $328.0 and $0, respectively, related to realized capital losses, which is included in Net (loss) income. The valuation allowance includes $106.7 related to impairments of securities designated in the ING-Dutch State Transaction, which has established pending uncertainties regarding the closing of the transaction. As of December 31, 2008 and 2007, the Company had a valuation allowance of $0 and $6.4, respectively, related to unrealized capital losses on investments, which is included in Accumulated Other Comprehensive Income (Loss). In 2008, the Company has also established a $5.0 tax valuation allowance against foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

ILIAC had a receivable of $38.6 and payable $56.8 to ING AIH at December 31, 2008 and 2007, respectively, for federal income taxes under the inter-company tax sharing agreement.

See Related Party Transactions footnote for more information.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Balance at January 1	$ 47.4	$ 68.0
Additions for tax positions related to current year	2.4	2.9
Additions for tax positions related to prior years	2.2	-
Reductions for tax positions related to prior years	(20.7)	(23.5)
Reductions for settlements with taxing authorities	(9.2)	-
Balance at December 31	$ 22.1	$ 47.4

The Company had $23.1 and $42.6 of unrecognized tax benefits as of December 31, 2008 and 2007, respectively, that would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had accrued interest of $3.8 and $16.9 as of December 31, 2008 and 2007, respectively. The decrease in accrued interest during the year ended December 31, 2008 primarily related to the settlement of the 2002 and 2003 IRS audit and the 1995 through 2000 New York state audit.

Tax Regulatory Matters

The Company is under audit by the IRS for tax years 2004 through 2008, and is subject to state audit in New York for years 2001 through 2006. It is anticipated that the IRS audit of tax years 2004 through 2008 will be finalized within the next twelve months. Upon finalization of the IRS and New York examinations, it is reasonably possible that the unrecognized tax benefits will decrease by up to $7.6. The timing of the payment of the remaining allowance of $14.5 can not be reliably estimated.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the dividend received deduction ("DRD") on separate account assets held in connection with variable annuity and life insurance contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54 issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing, substance, and effective date of any such regulations are unknown, but they could result

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

in the elimination of some or all of the separate account DRD tax benefit that the Company receives.

Under prior law, life insurance companies were allowed to defer from taxation a portion of income. Deferred income of $17.2 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $256.0, which eliminated the $17.2 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

8. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. However, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Plan. The Retirement Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $14.0, $17.2, and $23.8, for 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective July 1, 2008 related to the admission of the employees from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

acquisition of CitiStreet by Lion, and ING North America filed a request for a determination letter on the qualified status of the Plan. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges to operations of the Company for the Savings Plan were $10.3, $10.1, and $9.7, for the years ended December 31, 2008, 2007, and 2006, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under the SERPs ceased, effective as of December 31, 2001. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

Obligations and Funded Status

The following tables summarize the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008 and 2007.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

	2008	2007
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 85.6	$ 97.7
Interest cost	5.2	5.4
Benefits paid	(11.6)	(9.3)
Post service cost-unrecognized	0.2	-
Actuarial gain (loss) on obligation	15.5	(8.2)
Projected benefit obligation, December 31	$ 94.9	$ 85.6
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Consolidated Balance Sheets consist of:

	2008	2007
Accrued benefit cost	$ (94.9)	$ (85.6)
Intangible assets	-	-
Accumulated other comprehensive income	20.0	4.9
Net amount recognized	$ (74.9)	$ (80.7)

At December 31, 2008 and 2007, the projected benefit obligation was $94.9 and $85.6, respectively.

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2008 and 2007 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2008	2007
Discount rate at end of period	6.50%	6.50%
Rate of compensation increase	4.00%	4.20%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 6.0% was the appropriate discount rate as of December 31, 2008, to calculate the Company's accrued benefit liability. Accordingly, as prescribed by FAS No. 87, "Employers' Accounting for Pensions", the 6.5% discount rate will also be used to determine the Company's 2008 pension expense. December 31 is the measurement date for the SERP's and Agents Non-Qualified Plan.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2008	2007	2006
Discount rate	6.50%	5.90%	6.00%
Rate of increase in compensation levels	4.00%	4.20%	4.00%

The weighted average assumptions used in calculating the net pension cost for 2008 were, as indicated above, a 6.0% discount rate and a 4.0% rate of compensation increase. Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2008, 2007, and 2006, were as follows:

	2008	2007	2006
Interest cost	$ 5.2	$ 5.4	$ 5.5
Net actuarial loss recognized in the year	-	0.7	2.0
Unrecognized past service cost recognized in the year	-	-	0.2
The effect of any curtailment or settlement	0.5	0.4	0.4
Net periodic benefit cost	$ 5.7	$ 6.5	$ 8.1

Cash Flows

In 2009, the employer is expected to contribute $4.3 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2009 through 2013, and thereafter through 2018, are estimated to be $4.3, $4.4, $5.0, $5.1, $5.1, and $26.4, respectively.

Other

On October 4, 2004, the President signed into law The Jobs Creation Act ("Jobs Act"). The Jobs Act affects nonqualified deferred compensation plans, such as the Agents Nonqualified Plan. ING North America has made changes to impacted nonqualified deferred compensation plans, as necessary to comply with the requirements of the Jobs Act.

Stock Option and Share Plans

ING sponsors the ING Group Long Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Board of Directors to be granted options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The share price is in Euros and converted to U.S. dollars, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although vesting will continue to occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company recognized compensation expense for the leo options and performance shares of $4.1, $4.5, and $10.1, for the years ended December 31, 2008, 2007, and 2006 respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

For leo, the Company recognized tax benefits of $0.7, $3.2, and $0.1, in 2008, 2007, and 2006, respectively.

Other Benefit Plans

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2008, 2007, and 2006, were $1.4, $0.4, and $1.4, respectively.

9. **Related Party Transactions**

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $58.4, $60.5, and $62.2, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $175.3, $167.9, and $175.3, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2008, 2007, and 2006, net expenses related to the agreement were incurred in the amount of $19.6, $21.7, and $12.4, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2008, 2007, and 2006, commissions were collected in the amount of $622.5, $568.4, and $429.2. Such commissions are, in turn, paid to broker-dealers.
- Services agreements with ING USA and RLNY, whereby DSL receives managerial and supervisory services and incurs a fee that is calculated as a percentage of average assets of each company's variable separate accounts deposited in ING Investors Trust. On August 9, 2007, DSL and ING USA entered into an amendment to the service agreement effective July 31, 2007 to modify the method for calculating the compensation owed to ING USA under the service agreement. As a result of this amendment, DSL pays ING USA the total net revenue associated with ING USA deposits into ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred under these services agreements in the amount of $156.2, $124.4, and $70.8, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2008, 2007, and 2006, expenses were incurred in the amounts of $14.9, $13.1, and $8.8, respectively.

Investment Advisory and Other Fees

During 2006, ILIAC served as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"). The Company Funds paid ILIAC, as investment advisor, daily fees that, on an annual basis, ranged, depending on

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC were subadvised by investment advisors, in which case ILIAC paid a subadvisory fee to the investment advisors, which included affiliates. Effective January 1, 2007, ILIAC's investment advisory agreement with the Company Funds was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $245.1, $312.7, and $289.9, (excludes fees paid to ING Investment Management Co.) in 2008, 2007, and 2006, respectively.

DSL has been retained by ING Investors Trust (the "Trust"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to the Trust. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of the Trust. DSL earns a monthly fee based on a percentage of average daily net assets of the Trust. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to the Trust and is compensated a portion of the fees received by DSL under the management agreement. For the years ended December 31, 2008, 2007, and 2006, revenue received by DSL under the management agreement (exclusive of fees paid to affiliates) was $323.8, $343.8, and $233.9, respectively. At December 31, 2008 and 2007, DSL had $18.6 and $26.7, respectively, receivable from the Trust under the management agreement.

Financing Agreements

ILIAC maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of ILIAC's statutory admitted assets as of the preceding December 31. Interest on any ILIAC borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, ILIAC incurred interest expense of $0.2, $3.9, and $1.8, for the years ended December 31, 2008, 2007, and 2006, respectively, and earned interest income of $4.8, $1.7, and $3.3, for the years ended December 31, 2008, 2007, and 2006, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2008, ILIAC had $13.0 due to ING AIH under the reciprocal loan agreement and no amounts due as of December 31, 2007. At December 31, 2008 and 2007, ILIAC had no amount due from ING AIH under the reciprocal loan agreement.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

As of June 1, 2007, the State of Connecticut, acting by the Department of Economic and Community Development ("DECD"), loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the Windsor Property. The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provides for loan forgiveness at varying amounts up to $5.0 if ILIAC and its affiliates meet certain employment thresholds at the Windsor Property during the term of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

On December 1, 2008, the DECD determined that the Company met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to the Company in accordance with the terms of the DECD Loan.

At December 31, 2008 and 2007, the amount of the loan outstanding was $4.9 and $9.9, which was reflected in Notes payable on the Consolidated Balance Sheets.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Any payment of principal and/or interest is subject to the prior approval of the Iowa Insurance Commissioner. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income for the years ended December 31, 2008, 2007, and 2006 was $11.1.

Tax Sharing Agreements

Effective January 1, 2006, ILIAC is a party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the ING AIH consolidated group. Under the federal tax allocation agreement, ING AIH charges its subsidiaries for federal taxes each subsidiary would have incurred were it not a member of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

For the years ended December 31, 2006 and 2005, DSI, which merged with and into DSL on December 31, 2006, was party to the ING AIH federal tax allocation agreement, as described above. Income from DSL, a single member limited liability company, is taxed at the member level (ILIAC).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

10.   Financing Agreements

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the revolving note facility.

ILIAC also maintains a $100.0 uncommitted line-of-credit agreement with PNC Bank ("PNC"), effective December 19, 2005. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by PNC to ILIAC for the borrowing. Under this agreement, ILIAC incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2008 and 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. As of October 31, 2008, the Company had not formally renewed this line-of-credit, which subsequently expired on this date.

ILIAC also maintains $100.0 uncommitted line-of-credit agreement with Svenska Handelsbanken AB (Publ.), effective June 2, 2006. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at anytime to ING AIH and its affiliates of $100.0. Interest on any of the Company's borrowing accrues at an annual rate equal to the rate quoted by Svenska to the Company for the borrowing. Under this agreement, the Company incurred no interest expense for the year ended December 31, 2008, and minimal interest expense for the years ended December 31, 2007 and 2006. At December 31, 2007, ILIAC had no amounts outstanding under the line-of-credit agreement. Effective November 19, 2008, the Company discontinued this line-of-credit.

Also see Financing Agreements in the Related Party Transactions footnote.

11.   Reinsurance

At December 31, 2008, the Company had reinsurance treaties with 7 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2008, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On, October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with certain subsidiaries of Lincoln for $1.0 billion in cash. Under the agreement, Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contractowners. Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.0 and $16.1 were maintained for this contract as of December 31, 2008 and 2007, respectively.

Reinsurance ceded in force for life mortality risks were $19.6 billion and $20.9 billion at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, net receivables were comprised of the following:

		2008		2007
Claims recoverable from reinsurers	$	2,506.6	$	2,595.2
Payable for reinsurance premiums		(0.9)		(0.9)
Reinsured amounts due to reinsurer		(0.4)		(5.9)
Reserve credits		-		0.1
Other		0.3		5.9
Total	$	2,505.6	$	2,594.4

Premiums and Interest credited and other benefits to contractowners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2008, 2007, and 2006.

		2008		2007		2006
Deposits ceded under reinsurance	$	174.4	$	188.5	$	199.0
Premiums ceded under reinsurance		0.3		0.4		0.5
Reinsurance recoveries		309.0		419.7		359.0

12. Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases, the longest term of which expires in 2014. However, all operating leases were terminated or consolidated by ING AIH during the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases.

For the years ended December 31, 2008, 2007, and 2006, rent expense for leases was $6.1, $17.7, and $17.8, respectively. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company. As of December 31, 2008, the Company's expenses will be paid for by an affiliate and allocated back to the Company.

For more information on the lease terminations, see the Restructuring Charges footnote.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2008, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $353.3, $253.7 of which was with related parties. At December 31, 2007, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $357.8, $226.6 of which was with related parties. During 2008 and 2007, $81.3 and $87.3, respectively, was funded to related parties under off-balance sheet commitments.

Financial Guarantees

The Company owns a 3-year credit-linked note arrangement, whereby the Company will reimburse the guaranteed party upon payment default of the referenced obligation. Upon such default, the Company reimburses the guaranteed party for the loss under the reference obligation, and the Company receives that reference obligation in settlement. The Company can then seek recovery of any losses under the agreement by sale or collection of the received reference obligation. As of December 31, 2008, the maximum liability to the Company under the guarantee was $30.0.

Cash Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2008, the Company held $4.4 of cash collateral, which was included in Collateral held, including payables under securities loan agreement. As of December 31, 2007, the Company delivered $18.8 of cash

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

collateral, which was included in Short-term investments under securities loan agreement, including collateral delivered, on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Other Regulatory Matters

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Insurance and Retirement Plan Products and Other Regulatory Matters

Federal and state regulators, and self-regulatory agencies, are conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; sales and marketing practices (including sales to seniors); specific product types (including group annuities and indexed annuities); and disclosure. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and have cooperated and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Investment Product Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action has been or may be taken with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

13. Restructuring Charges

2008 CitiStreet Integration

During the third quarter, integration initiatives related to the acquisition of CitiStreet by Lion, which provided significant operational and information technology efficiencies to ING's U.S. retirement services businesses, including the Company, resulted in the recognition of integration and restructuring costs. In addition, the Company implemented an expense reduction program for the purpose of streamlining its overall operations. The restructuring charges related to these expense reduction and integration initiatives include severance and other employee benefits and lease abandonment costs, which are included in Operating Expenses on the Consolidated Statements of Operations.

The following table illustrates the restructuring reserves and charges for the period ended December 31, 2008.

Restructuring reserve at inception	$	-
Restructuring charges:		
Employee severance and termination benefits	11.2	[1]
Future rent on non-cancelable leases	1.5	[2]
Total restructuring charges	12.7	
Other charges	-	
Intercompany charges and payments	(2.5)	[3]
Payments applied against reserve	(1.9)	[4]
Restructuring reserve at December 31, 2008	$	8.3

[1] Amounts represent charges to the Company for all severed employees that support the Company, including those within affiliates.

[2] Amounts represent intercompany expense allocations from ING AIH. The expenses were allocated to the Company based upon the department that used the space, and the cash settlement occurred in January 2009.

[3] Amounts represent payments to ING affiliates for severance incurred by another ING entity for employees that supported the Company. Payments were made through ING's intercompany cash settlement process.

[4] Amounts represent payments to employees of the Company, as well as reversals of severance reserves.

The Company estimates the completion of these integration and restructuring activities by January 30, 2010.

2009 Expense and Staff Reductions

On January 12, 2009, ING announced expense and staff reductions across all U.S. operations, which resulted in the elimination of 87 current and open positions in the Company. Due to the staff reductions, curtailment of pension benefits shall occur during the first quarter of 2009, which will result in the recognition of a loss related to unrecognized prior service costs. The effect of the curtailment on the Company's earnings is anticipated to be less than $0.1. The Company anticipates that these restructuring activities in regards to its operations will be complete by February 10, 2010 with total estimated costs of $5.8.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

14. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2008, 2007, and 2006.

	2008	2007	2006
Net unrealized capital gains (losses):			
Fixed maturities, available-for-sale	$ (1,315.5)	$ (64.5)	$ (44.6)
Equity securities, available-for-sale	(7.4)	6.3	18.1
DAC/VOBA adjustment on available-for-sale securities	650.9	7.8	3.9
Sales inducements adjustment on available-for-sale securities	2.4	0.2	0.1
Premium deficiency reserve adjustment	-	-	(37.5)
Other investments	(0.3)	(0.7)	0.8
Less: allocation to experience-rated contracts	-	(16.4)	(52.4)
Unrealized capital gains (losses), before tax	(669.9)	(34.5)	(6.8)
Deferred income tax asset (liability)	205.8	12.1	2.4
Asset valuation allowance	-	(6.4)	-
Net unrealized capital gains (losses)	(464.1)	(28.8)	(4.4)
Pension liability, net of tax	(18.0)	(5.0)	(9.6)
Accumulated other comprehensive (loss) income	$ (482.1)	$ (33.8)	$ (14.0)

During 2008, as a result of the current market conditions, the Company reflected net unrealized capital losses allocated to experience-rated contracts in Shareholder's equity on the Consolidated Balance Sheets rather than Future policy benefits and claims reserves. At December 31, 2008, there are no net unrealized losses allocated to experience-rated contracts. Net unrealized capital gains (losses) allocated to experience-rated contracts of $(16.4) at December 31, 2007, are reflected on the Consolidated Balance Sheets in Future policy benefits and claims reserves and are not included in Shareholder's equity.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

Changes in Accumulated other comprehensive income (loss), net of DAC, VOBA, and tax (excluding the tax valuation allowance), related to changes in unrealized capital gains (losses) on securities, including securities pledged and excluding those related to experience-rated contracts, as appropriate, were as follows for the years ended December 31, 2008, 2007, and 2006.

	2008	2007	2006
Fixed maturities, available-for-sale	$ (1,251.0)	$ (19.9)	$ (26.6)
Equity securities, available-for-sale	(13.7)	(11.8)	14.9
DAC/VOBA adjustment on available-for-sale securities	643.1	3.9	(1.2)
Sales inducements adjustment on available-for-sale securities	2.2	0.1	-
Premium deficiency reserve adjustment	-	37.5	(13.9)
Other investments	0.4	(1.5)	(0.4)
Less: allocation to experience-rated contracts	16.4	36.0	(3.8)
Unrealized capital gains (losses), before tax	(635.4)	(27.7)	(23.4)
Deferred income tax asset (liability)	193.7	9.7	12.7
Net change in unrealized capital gains (losses)	$ (441.7)	$ (18.0)	$ (10.7)

	2008	2007	2006
Net unrealized capital holding gains (losses) arising during the year[1]	$ (1,192.0)	$ (66.9)	$ (43.6)
Less: reclassification adjustment for gains (losses) and other items included in Net (loss) income[2]	(750.3)	(48.9)	(32.9)
Net change in unrealized capital gains (losses) on securities	$ (441.7)	$ (18.0)	$ (10.7)

[1] Pretax unrealized holding gains (losses) arising during the year were $(1,714.8), $(102.9), and $(95.4), for the years ended December 31, 2008, 2007, and 2006, respectively.
[2] Pretax reclassification adjustments for gains (losses) and other items included in Net (loss) income were and $(1,079.4), $(75.2), and $(72.0), for the years ended December 31, 2008, 2007, and 2006, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amount in millions, unless otherwise stated)

15. **Changes to Prior Years Presentation**

Consolidated Statements of Operations Presentational Changes

During 2008, certain changes were made to the Consolidated Statements of Operations for the year ended 2007 to more accurately reflect the correct balances, primarily related to surrenders on market value adjusted contracts. As the Company has determined these changes to be immaterial, the Consolidated Statements of Operations for the year ended December 31, 2007, has not been labeled as restated. The following table summarizes the adjustments:

	Previously Reported		Reclassification		Adjusted
2007					
Fee income	$ 789.3	$	(19.4)	$	769.9
Net realized capital gains (losses)	(8.2)		(19.4)		(27.6)
Other income	0.9		19.4		20.3
Total revenue	2,451.9		(19.4)		2,432.5
Interest credited and other benefits to contractowners	822.2		(19.4)		802.8
Total benefits and expenses	2,177.5		(19.4)		2,158.1

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2008	First (Restated)*		Second		Third		Fourth	
Total revenue	$	560.4	$	538.4	$	469.3	$	166.1
Income (loss) before income taxes		(98.4)		25.1		(391.3)		(673.9)
Income tax expense (benefit)		(53.8)		1.9		(25.1)		(31.3)
Net income	$	(44.6)	$	23.2	$	(366.2)	$	(642.6)

2007	First		Second		Third		Fourth	
Total revenue	$	579.1	$	594.9	$	601.4	$	657.1
Income (loss) before income taxes		100.7		115.8		85.8		(27.9)
Income tax expense (benefit)		28.5		33.6		22.3		(28.4)
Net income	$	72.2	$	82.2	$	63.5	$	0.5

*The Company has restated its previously issued unaudited interim financial statements for the three months ended March 31, 2008 due to an error in the calculation of the fair value of the reserves for product guarantees for annuity contracts containing guaranteed credited rates. The effect of the restatement on these prior period interim financial statements for the three months ended March 31, 2008 was to increase the net loss by $18.9.